Securities Act File No. 2-77767
                                  Investment Company Act File No. 811-3481
==========================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                  /X/


                    Pre-Effective Amendment No. __                      / /

                    Post-Effective Amendment No. 29                     /X/

                                     and

   REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940     /X/

                    Amendment No. 29                                   /X/

                       (Check appropriate box or boxes)

                    GENERAL MUNICIPAL MONEY MARKET FUND, INC.
               (Exact Name of Registrant as Specified in Charter)

c/o The Dreyfus Corporation
200 Park Avenue, New York, New York                                 10166
(Address of Principal Executive Offices)                          (Zip Code)

Registrant's Telephone Number, including Area Code:            (212) 922-6130

                              Mark N. Jacobs, Esq.
                                 200 Park Avenue
                            New York, New York 10166
                     (Name and Address of Agent for Service)

                                    copy to:

                             Stuart H. Coleman, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                          New York, New York 10038-4982

It is proposed that this filing will become effective (check appropirate box)

      ----  immediately upon filing pursuant to paragraph (b)

      ----  on  (date)  pursuant to paragraph (b)

      ----  60 days after filing pursuant to paragraph (a)(i)

      ----  on    (date)   pursuant to paragraph (a) (i)

        X   75 days after filing pursuant to paragraph (a) (ii)

      ----  on   (date)  pursuant to paragraph (a) (ii) of Rule 485

If appropriate, check the following box:

        This post-effective amendment designates a new effective date for a ---- previously filed post-effective amendment.

                    GENERAL MUNICPAL MONEY MARKET FUND, INC.
                  Cross-Reference Sheet Pursuant to Rule 495(a)


                                                                                      Prospectus for
                                                                 -----------------------------------------------------------------

                                                                 Minnesota                                    Government, Money,
                                                                 Municipal Fund         Combined Funds        National Funds
                                                                 ------------------ -- ------------------ -------------------------

Items in                                                         Class A  Class B     Class A    Class B   Class A     Class B
Part A of                                                       -------- ---------  ---------   --------  ---------   ---------
FORM N-1A CAPTION                                                 Page      Page       Page      Page        Page       Page
                                                                 -------- ---------  ---------   --------  ---------   ---------

  1         Cover                                                    1          1          1         1         1           1
  2         Synopsis                                                 1          1          1         1         1           1
  3         Condensed Financial Information                          *          *          5         5         5           5
  4         General Description of Registrant                        5          5          7         7         6           6
  5         Management of the Fund                                  10         10         16        15        11          11
 5(a)       Management's Discussion of Fund's Performance            *          *          *         *         *           *
  6         Capital Stock and Other Securities                      29         28         36        35        30          29
  7         Purchase of Securities Being Offered                    12         12         18        17        12          12
  8         Redemption or Repurchase                                21         20         28        27        22          22
  9         Pending Legal Proceedings                                *          *          *         *         *           *

Items in
Part B of
FORM N-1A    CAPTION                                                PAGE

  10         Cover Page                                            B-1
  11         Table of Contents                                     B-2
  12         General Information and History                         *
  13         Investment Objectives and Policies                    B-3
  14         Management of the Fund                                B-18
  15         Control Persons and Principal Holders
             of Securities                                         B-24
  16         Investment Advisory and Other Services                B-24
  17         Brokerage Allocation                                  B-21
  18         Capital Stock and Other Securities                    B-23
  19         Purchase, Redemption and Pricing of
             Securities Being Offered                              B-26
  20         Tax Status                                            B-38
  21         Underwriters                                             *
  22         Calculations of Performance Data                      B-37
  23         Financial Statements                                  B-45


Items in
Part C of
FORM N-1A

  24              Financial Statements and Exhibits                  C-1
  25              Persons Controlled by or Under Common
                  Control with Registrant                            C-1
  26              Number of Holders of Securities                    C-1
  27              Indemnification                                    C-1
  28              Business and Other Connections of
                  Investment Adviser                                 C-2
  29              Principal Underwriters                             C-5
  30              Location of Accounts and Records                   C-7
  31              Management Services                                C-7
  32              Undertakings                                       C-7

---------
*Omitted since answer is negative or inapplicable.

PROSPECTUS                                                  ___________, 1998

                  GENERAL MINNESOTA MUNICIPAL MONEY MARKET FUND
                                 CLASS A SHARES

     General Minnesota Municipal Money Market Fund (the "Fund"), is a separate non-diversified Portfolio of General Municipal Money Market Funds, Inc., an open-end, management investment company (the "Company") known as a money market mutual fund. The Fund seeks to provide you with as high a level of current income exempt from Federal and State of Minnesota income taxes as is consistent with the preservation of capital and the maintenance of liquidity.

     The Dreyfus Corporation professionally manages the Fund's portfolio.

     An investment in the Fund is neither insured nor guaranteed by the U.S. Government. There can be no assurance that the Fund will be able to maintain a stable net asset value of $1.00 per share.

     Since the Fund may invest a significant portion of its assets in a single issuer, an investment in the Fund may involve greater risk than investments in certain other types of money market funds.

     You can invest, reinvest or redeem shares at any time without charge or penalty imposed by the Fund.

     Fund shares may be purchased only by clients of Service Agents as described herein. By this Prospectus, the Fund is offering Class A shares. Another class of Fund shares--Class B shares--are offered by the Fund pursuant to a separate prospectus and are not offered hereby. Class A and Class B shares are identical, except as to the services offered to, and the expenses borne by, each Class which may affect performance. If you would like to obtain information about Class B shares, please write to the address or call the number set forth below.

                            -------------------------

     This Prospectus sets forth concisely information about the Fund that you should know before investing. It should be read and retained for future reference.

     The Statement of Additional Information, dated __________, 1998, which may be revised from time to time, provides a further discussion of certain areas in this Prospectus and other matters which may be of interest to some investors. It has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information regarding the Fund. For a free copy of the Statement of Additional Information, write to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or call 1-800-645-6561. When telephoning, ask for operator 144.

                            -------------------------

     Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. Money market mutual fund shares involve certain investment risks, including the possible loss of principal.

                                TABLE OF CONTENTS

                                                                  Page

Annual Fund Operating Expenses.....................................
Description of the Fund............................................
Management of the Fund.............................................
How to Buy Shares..................................................
Shareholder Services...............................................
How to Redeem Shares...............................................
Distribution Plan..................................................
Shareholder Services Plan..........................................
Dividends, Distributions and Taxes.................................
Yield Information..................................................
General Information................................................
Appendix...........................................................




THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ANNUAL FUND OPERATING EXPENSES
                  (as a percentage of average daily net assets)



Management Fees....................                .50%
12b-1 Fees.........................                None
Other Expenses.....................                ___%
Total Fund Operating
  Expenses.........................                ___%

Example:

  You would pay the
  following expenses on a
  $1,000 investment,
  assuming (1) 5% annual
  return and (2) redemption
  at the end of each time
  period:

         1 Year...........................         $__
         3 Years..........................         $__

     THE AMOUNTS LISTED IN THE EXAMPLE SHOULD NOT BE CONSIDERED AS REPRESENTATIVE OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE INDICATED. MOREOVER, WHILE THE EXAMPLE ASSUMES A 5% ANNUAL RETURN, THE FUND'S ACTUAL PERFORMANCE WILL VARY AND MAY RESULT IN AN ACTUAL RETURN GREATER OR LESS THAN 5%.

     The purpose of the foregoing table is to assist you in understanding the costs and expenses borne by the Fund, the payment of which will reduce investors' annual return. The information in the foregoing tables does not reflect any fee waivers or expense reimbursement arrangements that may be in effect. Other Expenses for the Fund are based on estimated amounts for the current fiscal year. Certain Service Agents (as defined below) may charge their clients direct fees for effecting transactions in Fund shares; such fees are not reflected in the foregoing table. For a further description of the various costs and expenses incurred in the operation of the Fund, as well as expense reimbursement or waiver arrangements, see "Management of the Fund," "How to Buy Shares," "Service Plan" and "Shareholder Services Plan."


                             DESCRIPTION OF THE FUND

Investment Objective

     The investment objective of the Fund is to maximize current income exempt from Federal and State of Minnesota income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. To accomplish its investment objective, the Fund invests primarily in debt securities of the State of Minnesota, its political subdivisions, authorities and corporations, the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal and State of Minnesota personal income taxes (collectively, "Minnesota Municipal Obligations"). To the extent acceptable Minnesota Municipal Obligations are at any time unavailable for investment by the Fund, the Fund will invest temporarily in other debt securities the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal, but not State of Minnesota, income tax. The Fund's investment objective cannot be changed without approval by the holders of a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Fund's outstanding voting shares. There can be no assurance that the Fund's investment objective will be achieved. Securities in which the Fund invests may not earn as high a level of current income as long-term or lower quality securities which generally have less liquidity, greater market risk and more fluctuation in market value.

Municipal Obligations

     Debt securities the interest from which is, in the opinion of bond counsel to the issuer, exempt form Federal income tax ("Municipal Obligations") generally include debt obligations issued to obtain funds for various public purposes as well as certain industrial development bonds issued by or on behalf of public authorities. Municipal Obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. Tax exempt industrial development bonds, in most cases, are revenue bonds that generally do not carry the pledge of the credit of the issuing municipality, but generally are guaranteed by the corporate entity on whose behalf they are issued. Notes are short-term instruments which are obligations of the issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal Obligations include municipal lease/purchase agreements which are similar to installment purchase contracts for property or equipment issued by municipalities. Municipal Obligations bear fixed, floating or variable rates of interest.

Management Policies

     The Fund will invest at least 80% of the value of its net assets in Municipal Obligations and at least 65% of the value of its net assets in Minnesota Municipal obligations, except in both instances when the Fund is maintaining a temporary defensive position. The remainder of the Fund's assets may be invested in securities that are not Minnesota Municipal Obligations and therefore may be subject to Minnesota income taxes. See "Investment Considerations and Risks--Investing in Minnesota Municipal Obligations" below, "Dividends, Distributions and Taxes" and "Appendix--Certain Portfolio Securities."

     The Fund seeks to maintain a net asset value of $1.00 per share for purchases and redemptions. To do so, the Fund uses the amortized cost method of valuing its securities pursuant to Rule 2a-7 under the 1940 Act, which Rule includes various maturity, quality and diversification requirements, certain of which are summarized as follows. In accordance with Rule 2a-7, the Fund is required to maintain a dollar-weighted average portfolio maturity of 90 days or less, purchase only instruments having remaining maturities of 13 months or less and invest only in U.S. dollar denominated securities determined in accordance with procedures established by the Fund's Board to present minimal credit risks and which are rated in one of the two highest rating categories for debt obligations by at least two nationally recognized statistical rating organizations (or one rating organization if the instrument was rated by only one such organization) or, if unrated, are of comparable quality as determined in accordance with procedures established by the Board. The nationally recognized statistical rating organizations currently rating instruments of the type the Fund may purchase are Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Group ("S&P"), Duff & Phelps Credit Rating Co., Fitch IBCA, Inc. ("Fitch")and Thomson BankWatch, Inc., and their rating criteria are described in the "Appendix" to the Statement of Additional Information. For further information regarding the amortized cost method of valuing securities, see "Determination of Net Asset Value" in the Statement of Additional Information. There can be no assurance the Fund will be able to maintain a stable net asset value of $1.00 per share.

     From time to time, the Fund may invest more than 25% of the value of its total assets in industrial development bonds which, although issued by industrial development authorities, may be backed only by the assets and revenues of the non-governmental users. Interest on Municipal Obligations (including certain industrial development bonds) which are specified private activity bonds, as defined in the Internal Revenue Code of 1986, as amended (the "Code"), issued after August 7, 1986, while exempt from Federal income tax, is a preference item for the purpose of the alternative minimum tax. Where a regulated investment company receives such interest, a proportionate share of any exempt-interest dividend paid by the investment company may be treated as such a preference item to shareholders. The Fund may invest without limitation in such Municipal Obligations if The Dreyfus Corporation determines that their purchase is consistent with the Fund's investment objective.

     From time to time, on a temporary basis other than for temporary defensive purposes (but not to exceed 20% of the value of the Fund's net assets) or for temporary defensive purposes, the Fund may invest in taxable money market instruments ("Taxable Investments") of the quality described under "Appendix--Certain Portfolio Securities--Taxable Investments."

Investment Considerations and Risks

General--

Even though interest-bearing securities are investments which promise a stable stream of income, the prices of such securities are inversely affected by changes in interest rates and, therefore, are subject to the risk of market price fluctuations. The value of fixed-income securities also may be affected by changes in the credit rating or financial conditions of the issuing entities.

Investing In Municipal Obligations--The Fund may invest more than 25% of the value of its total assets in Municipal Obligations which are related in such a way that an economic, business or political development or change affecting one such security also would affect the other securities; for example, securities the interest upon which is paid from revenues of similar types of projects. As a result, the Fund may be subject to greater risk as compared to a fund that does not follow this practice.

     Certain municipal lease/purchase obligations in which the Fund may invest may contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease/purchase obligations are secured by the leased property, disposition of the leased property in the event of foreclosure might prove difficult. In evaluating the credit quality of a municipal lease/purchase obligation that is unrated, The Dreyfus Corporation will consider, on an ongoing basis, a number of factors including the likelihood that the issuing municipality will discontinue appropriating funding for the leased property.

     Certain provisions in the Code relating to the issuance of Municipal Obligations may reduce the volume of Municipal Obligations qualifying for Federal tax exemption. One effect of these provisions could be to increase the cost of the Municipal Obligations available for purchase by the Fund and thus reduce available yield. Shareholders should consult their tax advisers concerning the effect of these provisions on an investment in the Fund. Proposals that may restrict or eliminate the income tax exemption for interest on Municipal Obligations may be introduced in the future. If any such proposal were enacted that would reduce the availability of Municipal Obligations for investment by the Fund so as to adversely affect Fund shareholders, the Fund would reevaluate its investment objective and policies and submit possible changes in the Fund's structure to shareholders for their consideration. If legislation were enacted that would treat a type of Municipal Obligation as taxable, the Fund would treat such security as a permissible Taxable Investment within the applicable limits set forth herein.

Investing In Minnesota Municipal Obligations--Since the Fund is concentrated in securities issued by Minnesota or entities within Minnesota, an investment in the Fund may involve greater risk than investments in certain other types of money market funds. You should consider carefully the special risks inherent in investing principally in Minnesota Municipal Obligations. These risks result from the financial condition of the State of Minnesota and its municipalities. The structure of Minnesota's economy parallels the structure of the United States' economy as a whole when viewed at a highly aggregated level of detail. Diversity and a significant natural resource base are two important characteristics of the State's economy. However, the State of Minnesota experienced financial difficulties in the early 1980s because of a downturn in the State's economy resulting from the national recession. More recently, real growth has been equal to or greater than national growth. There can be no assurance that the financial problems referred to or similar future problems will not affect the market value or marketability of Minnesota Municipal Obligations or the ability of the issuer thereof to pay interest or principal thereon. You should obtain and review a copy of the Statement of Additional Information which more fully sets forth these and other risk factors.

Non-Diversified Status--The classification of the Fund as a "non- diversified" investment company means that the proportion of the Fund's assets that may be invested in the securities of a single issuer is not limited by the 1940 Act. A "diversified" investment company is required by the 1940 Act generally, with respect to 75% of its total assets, to invest not more than 5% of such assets in the securities of a single issuer. Since a relatively high percentage of the Fund's assets may be invested in the obligations of a limited number of issuers, the Fund's portfolio may be more sensitive to changes in the market value of a single issuer. However, to meet Federal tax requirements, at the close of each quarter the Fund may not have more than 25% of its total assets invested in any one issuer and, with respect to 50% of total assets, not more than 5% of its total assets invested in any one issuer. These limitations do not apply to U.S. Government securities.

Simultaneous Investments--Investment decisions for the Fund are made independently from those of other investment companies advised by The Dreyfus Corporation. If, however, such other investment companies desire to invest in, or dispose of, the same securities as the Fund, available investments or opportunities for sales will be allocated equitably to each investment company. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund.

Year 2000 Risks--Like other mutual funds, financial and business organizations and individuals around the world, the Fund could be adversely affected if the computer systems used by The Dreyfus Corporation and the Fund's other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Dreyfus Corporation is taking steps to address the Year 2000 Problem with respect to the computer systems that it uses and to obtain assurances that comparable steps are being taken by the Fund's other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact on the Fund.

                             MANAGEMENT OF THE FUND

Investment Adviser--The Dreyfus Corporation, located at 200 Park Avenue, New York, New York 10166, was formed in 1947 and serves as the Fund's investment adviser. The Dreyfus Corporation is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly- owned subsidiary of Mellon Bank Corporation ("Mellon"). As of __________, 1998, The Dreyfus Corporation managed or administered approximately $__ billion in assets for approximately __ million investor accounts nationwide.

     The Dreyfus Corporation supervises and assists in the overall management of the Fund's affairs under a Management Agreement with the Company, subject to the authority of the Company's Board in accordance with applicable law.

     Mellon is a publicly owned multibank holding company incorporated under Pennsylvania law in 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. Mellon provides a comprehensive range of financial products and services in domestic and selected international markets. Mellon is among the twenty-five largest bank holding companies in the United States based on total assets. Mellon's principal wholly-owned subsidiaries are Mellon Bank, N.A., Mellon Bank (DE) National Association, Mellon Bank (MD), The Boston Company, Inc., AFCO Credit Corporation and a number of companies known as Mellon Financial Services Corporations. Through its subsidiaries, including The Dreyfus Corporation, Mellon managed more than $____ billion in assets as of _________, 199_, including approximately $___ billion in proprietary mutual fund assets. As of _________, 199_, Mellon, through various subsidiaries, provided non-investment services, such as custodial or administration services, for more than $___ trillion in assets, including approximately $___ billion in mutual fund assets.

     Under the terms of the Management Agreement, the Fund has agreed to pay The Dreyfus Corporation a monthly fee at the annual rate of .50 of 1% of the value of the Fund's average daily net assets. From time to time, The Dreyfus Corporation may waive receipt of its fees and/or voluntarily assume certain expenses of a Fund, which would have the effect of lowering the expense ratio of such Fund and increasing yield to investors. The Fund will not pay The Dreyfus Corporation at a later time for any amounts it may waive, nor will the Fund reimburse The Dreyfus Corporation for any amounts it may assume.

     In allocating brokerage transactions, The Dreyfus Corporation seeks to obtain the best execution of orders at the most favorable net price. Subject to this determination, The Dreyfus Corporation may consider, among other things, the receipt of research services and/or the sale of shares of the Fund or other funds managed, advised or administered by The Dreyfus Corporation as factors in the selection of broker-dealers to execute portfolio transactions for each Fund. See "Portfolio Transactions" in the Statement of Additional Information.

Expenses--All expenses incurred in the operation of the Company are borne by the Company, except to the extent specifically assumed by The Dreyfus Corporation. The expenses borne by the Company include: organizational costs, taxes, interest, brokerage fees and commissions, if any, fees of Board members who are not officers, directors, employees or holders of 5% of more of the outstanding voting securities of The Dreyfus Corporation or any of its affiliates, Securities and Exchange Commission fees, state Blue Sky qualification fees, advisory fees, charges of registrars and custodians, transfer and dividend disbursing agents' fees, outside auditing and legal expenses, costs of maintaining the Fund's existence, costs attributable to investor services, costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders, costs of shareholders' reports and meetings, and any extraordinary expenses.

     Expenses attributable to the Fund are charged against the assets of the Fund; other expenses of the Company are allocated among the Company's portfolios on the basis determined by the Company's Board, including, but not limited to, proportionately in relation to the net assets of each portfolio.

     The Dreyfus Corporation may pay the Fund's distributor for shareholder services from The Dreyfus Corporation's own assets, including past profits but not including the management fee paid by the Fund. The Fund's distributor may use part or all of such payments to pay Service Agents in respect of these services.

Distributor--The Fund's distributor is Premier Mutual Fund Services, Inc. (the "Distributor"), located at 60 State Street, Boston, Massachusetts 02109. The Distributor's ultimate parent is Boston Institutional Group, Inc.

Transfer And Dividend Disbursing Agent And Custodian--Dreyfus Transfer, Inc., a wholly-owned subsidiary of The Dreyfus Corporation, P.O. Box 9671, Providence, Rhode Island 02940-9671, is the Fund's Transfer and Dividend Disbursing Agent (the "Transfer Agent"). The Bank of New York, 90 Washington Street, New York, New York 10286, is the Fund's Custodian.

                                HOW TO BUY SHARES

     Fund shares may be purchased only by clients of certain financial institutions (which may include banks), securities dealers ("Selected Dealers"), and other industry professionals such as investment advisers, accountants and estate planning firms (collectively, "Service Agents") that have entered into service agreements with the Distributor. For shareholders who purchase Fund shares from the Distributor, the Distributor will act as Service Agent. Stock certificates are issued only upon your written request. No certificates are issued for fractional shares. It is not recommended that the Fund be used as a vehicle for Keogh, IRA or other qualified plans. The Fund reserves the right to reject any purchase order.

     The minimum initial investment is $2,500, or $1,000 if you are a client of a Service Agent which maintains an omnibus account in the Fund and has made an aggregate minimum initial purchase for its customers of $2,500. Subsequent investments must be at least $100. For full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries, directors of The Dreyfus Corporation, Board members of a fund advised by The Dreyfus Corporation, including members of the Company's Board, or the spouse or minor child of any of the foregoing, the minimum initial investment is $1,000. For full- time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries who elect to have a portion of their pay directly deposited into their Fund accounts, the minimum initial investment is $50. The Fund reserves the right to vary further the initial and subsequent investment minimum requirements at any time.

     You may purchase Fund shares by check or wire. Checks should be made payable to "The Dreyfus Family of Funds." Payments to open new accounts which are mailed should be sent to The Dreyfus Family of Funds, P.O. Box 9387, Providence, Rhode Island 02940-9387, together with your Account Application indicating that Class A shares are being purchased. For subsequent investments, your Fund account number should appear on the check and an investment slip should be enclosed and sent to The Dreyfus Family of Funds, P.O. Box 105, Newark, New Jersey 07101-0105. Neither initial nor subsequent investments should be made by third party check. Purchase orders may be delivered in person only to a Dreyfus Financial Center. These orders will be forwarded to the Fund and will be processed only upon receipt thereby. For the location of the nearest Dreyfus Financial Center, please call one of the telephone numbers listed under "General Information." Other purchase procedures may be in effect for clients of certain Service Agents.

     Wire payments may be made, if your bank account is in a commercial bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York, DDA # 89000_____/General Minnesota Municipal Money Market Fund, for purchase of Fund shares in your name. The wire must include your Fund account number (for new accounts, your Taxpayer Identification Number ("TIN") should be included instead), account registration and dealer number, if applicable, and must indicate the Class of shares being purchased. If your initial purchase of Fund shares is by wire, please call 1-800- 645-6561 after completing your wire payment to obtain your Fund account number. Please include your Fund account number on the Account Application and promptly mail the Account Application to the Fund, as no redemptions will be permitted until the Account Application is received. You may obtain further information about remitting funds in this manner from your bank. All payments should be made in U.S. dollars and, to avoid fees and delays, should be drawn only on U.S. banks. A charge will be imposed if any check used for investment in your account does not clear. The Fund makes available to certain large institutions the ability to issue purchase instructions through compatible computer facilities.

     Fund shares also may be purchased through Dreyfus-Automatic Asset Builder(R), the Government Direct Deposit Privilege or the Payroll Savings Plan described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

     Subsequent investments also may be made by electronic transfer of funds from an account maintained in a bank or other domestic financial institution that is an Automated Clearing House member. You must direct the institution to transmit immediately available funds through the Automated Clearing House to The Bank of New York with instructions to credit your Fund account. The instructions must specify your Fund account registration and your Fund account number preceded by the digits "1111."

     Service Agents may receive different levels of compensation for selling different Classes of shares. Management understands that some Service Agents may impose certain conditions on their clients which are different from those described in this Prospectus and, to the extent permitted by applicable regulatory authority, may charge their clients direct fees. You should consult your Service Agent in this regard.

     Fund shares are sold on a continuous basis at the net asset value per share next determined after an order in proper form and Federal Funds (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve Bank) are received by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund in written or telegraphic form. If you do not remit Federal Funds, your payment must be converted into Federal Funds. This usually occurs within one business day of receipt of a bank wire and within two business days of receipt of a check drawn on a member bank of the Federal Reserve System. Checks drawn on banks which are not members of the Federal Reserve System may take considerably longer to convert into Federal Funds. Prior to receipt of Federal Funds, your money will not be invested.

     The Fund determines its net asset value per share twice each day the New York Stock Exchange or the Transfer Agent is open for business: as of 12:00 Noon, New York time, and as of 8:00 p.m., New York time. Net asset value per share of each Class is computed by dividing the value of the Fund's net assets represented by such Class (i.e., the value of its assets less liabilities) by the total number of shares of such Class outstanding. See "Determination of Net Asset Value" in the Statement of Additional Information.

     If your payments are received in or converted into Federal Funds by 12:00 Noon, New York time, on a business day, you will receive the dividend declared that day. If your payments are received in or converted into Federal Funds after 12:00 Noon, New York time, you will begin to accrue dividends on the following business day.

     Qualified institutions may telephone orders for purchase of Fund shares. A telephone order placed with the Distributor or its designee in New York will become effective at the price determined at 12:00 Noon, New York time, on a given day, and the shares purchased will receive the dividend on Fund shares declared on that day, if the telephone order is placed with the Distributor or its designee by 12:00 Noon, New York time, and Federal Funds are received by 4:00 p.m., New York time, on that day. A telephone order placed with the Distributor or its designee after 12:00 Noon, New York time, but by 8:00 p.m., New York time, on a given day will become effective at the price determined at 8:00 p.m., New York time, on that day, and the shares purchased will begin to accrue dividends on the next business day, if Federal Funds are received by 11:00 a.m., New York time, on the next business day.

     Federal regulations require that you provide a certified TIN upon opening or reopening an account. See "Dividends, Distributions and Taxes" and the Account Application for further information concerning this requirement. Failure to furnish a certified TIN to the Fund could subject you to a $50 penalty imposed by the Internal Revenue Service (the "IRS").

TeleTransfer Privilege--You may purchase shares (minimum $500, maximum $150,000 per day) by telephone if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and your Fund account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House member may be so designated. The Fund may modify or terminate this Privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated.

     If you have selected the TeleTransfer Privilege, you may request a TeleTransfer purchase of shares by calling 1-800- 645-6561 or, if you are calling from overseas, call 516-794-5452.

                              SHAREHOLDER SERVICES

     The services and privileges described under this heading may not be available to clients of certain Service Agents and some Service Agents may impose certain conditions on their clients which are different from those described in this Prospectus. You should consult your Service Agent in this regard. In addition, use of the privileges noted below may require that the proper forms and information be filed with and processed by the Transfer Agent.

Fund Exchanges--Clients of certain Service Agents may purchase, in exchange for shares of the Fund, shares of certain other funds managed or administered by The Dreyfus Corporation, to the extent such shares are offered for sale in the client's state of residence. These funds have different investment objectives which may be of interest to you. If you desire to use this service, you should consult your Service Agent or call 1-800-645- 6561 to determine if it is available and whether any conditions are imposed on its use.

     To request an exchange, you or your Service Agent acting on your behalf must give exchange instructions to the Transfer Agent in writing or by telephone. Before any exchange, you must obtain and should review a copy of the current prospectus of the fund into which the exchange is being made. Prospectuses may be obtained by calling 1-800-645-6561. Except in the case of personal retirement plans, the shares being exchanged must have a current value of at least $500; furthermore, when establishing a new account by exchange, the shares being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made. The ability to issue exchange instructions by telephone is given to all Fund shareholders automatically, unless you check the applicable "No" box on the Account Application, indicating that you specifically refuse this Privilege. The Telephone Exchange Privilege may be established for an existing account by written request signed by all shareholders on the account, by a separate signed Shareholder Services Form, available by calling 1-800-645-6561, or by oral request from any of the authorized signatories on the account by calling 1-800-645-6561. If you have established the Telephone Exchange Privilege, you may telephone exchange instructions (including over The Dreyfus Touch(R) automated telephone system) by calling 1- 800-645-6561. If you are calling from overseas, call 516-794- 5452. See "How to Redeem Shares--Procedures." Upon an exchange into a new account, the following shareholder services and privileges, as applicable and where available, will be automatically carried over to the fund into which the exchange is made: Telephone Exchange Privilege, Check Redemption Privilege, Wire Redemption Privilege, Telephone Redemption Privilege, TeleTransfer Privilege, and the dividend/capital gain distribution option (except for Dividend Sweep) selected by the investor.

     Shares will be exchanged at the next determined net asset value; however, a sales load may be charged with respect to exchanges into funds sold with a sales load. If you are exchanging into a fund that charges a sales load, you may qualify for share prices which do not include the sales load or which reflect a reduced sales load, if the shares you are exchanging were: (a) purchased with a sales load, (b) acquired by a previous exchange from shares purchased with a sales load, or (c) acquired through reinvestment of dividends or distributions paid with respect to the foregoing categories of shares. To qualify, at the time of the exchange you must notify the Transfer Agent or your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your holdings through a check of appropriate records. See "Shareholder Services" in the Statement of Additional Information. No fees currently are charged shareholders directly in connection with exchanges, although the Fund reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal administrative fee in accordance with rules promulgated by the Securities and Exchange Commission. The Fund reserves the right to reject any exchange request in whole or in part. The availability of Fund Exchanges may be modified or terminated at any time upon notice to shareholders. See "Dividends, Distributions and Taxes."

Dreyfus Auto-Exchange Privilege--Dreyfus Auto-Exchange Privilege enables you to invest regularly (on a semi-monthly, monthly, quarterly or annual basis), in exchange for shares of the Fund, in shares of certain other funds in the Dreyfus Family of Funds of which you are a shareholder. The amount you designate, which can be expressed either in terms of a specific dollar or share amount ($100 minimum), will be exchanged automatically on the first and/or fifteenth of the month according to the schedule you have selected. Shares will be exchanged at the then-current net asset value; however, a sales load may be charged with respect to exchanges into funds sold with a sales load. See "Shareholder Services" in the Statement of Additional Information. The right to exercise this Privilege may be modified or canceled by the Fund or the Transfer Agent. You may modify or cancel your exercise of this Privilege at any time by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. The Fund may charge a service fee for the use of this Privilege. No such fee currently is contemplated. For more information concerning this Privilege and the funds in the Dreyfus Family of Funds eligible to participate in this Privilege, or to obtain an Auto-Exchange Authorization Form, please call toll free 1-800-645-6561. See "Dividends, Distributions and Taxes."

Dreyfus-Automatic Asset Builder(R)--Dreyfus-Automatic Asset Builder permits you to purchase Fund shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Fund shares are purchased by transferring funds from the bank account designated by you. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. To establish a Dreyfus- Automatic Asset Builder account, you must file an authorization form with the Transfer Agent. You may obtain the necessary authorization form from your Service Agent or by calling 1-800- 645-6561. You may cancel your participation in this Privilege or change the amount of your purchase at any time by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671, or, if for Dreyfus retirement plan accounts, to The Dreyfus Trust Company, Custodian, P.O. Box 6427, Providence, Rhode Island 02940-6427, and the notification will be effective three business days following receipt. The Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

Government Direct Deposit Privilege--The Government Direct Deposit Privilege enables you to purchase Fund shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans', military or other payments from the Federal government, automatically deposited into your Fund account. You may deposit as much of such payments as you elect. To enroll in Government Direct Deposit, you must file with the Transfer Agent a completed Direct Deposit Sign-Up Form for each type of payment that you desire to include in this Privilege. The appropriate form may be obtained from your Service Agent or by calling 1-800-645-6561. Death or legal incapacity will terminate your participation in this Privilege. You may elect at any time to terminate your participation by notifying in writing the appropriate Federal agency. Further, the Fund may terminate your participation upon 30 days' notice to you.

Payroll Savings Plan--The Payroll Savings Plan permits you to purchase Fund shares (minimum of $100 per transaction) automatically on a regular basis. Depending upon your employer's direct deposit program, you may have part or all of your paycheck transferred to your existing Dreyfus account electronically through the Automated Clearing House system at each pay period. To establish a Payroll Savings Plan account, you must file an authorization form with your employer's payroll department. Your employer must complete the reverse side of the form and return it to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. You may obtain the necessary authorization form by calling 1-800-645-6561. You may change the amount of purchase or cancel the authorization only by written notification to your employer. It is the sole responsibility of your employer, not the Distributor, The Dreyfus Corporation, the Fund, the Transfer Agent or any other person, to arrange for transactions under the Payroll Savings Plan. The Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

Dividend Options--Dividend Sweep enables you to invest automatically dividends or dividends and capital gain distributions, if any, paid by the Fund in shares of another fund in the Dreyfus Family of Funds of which you are a shareholder. Shares of the other fund will be purchased at the then-current net asset value; however, a sales load may be charged with respect to investments in shares of a fund sold with a sales load. If you are investing in a fund that charges a sales load, you may qualify for share prices which do not include the sales load or which reflect a reduced sales load. If you are investing in a fund that charges a contingent deferred sales charge, the shares purchased will be subject to the contingent deferred sales charge, if any, applicable to the purchased shares. See "Shareholder Services" in the Statement of Additional Information. Dividend ACH permits you to transfer electronically dividends or dividends and capital gain distributions, if any, from the Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. Banks may charge a fee for this service.

     For more information concerning these privileges or to request a Dividend Options Form, please call toll free 1-800-645- 6561. You may cancel these privileges by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. To select a new fund after cancellation, you must submit a new Dividend Options Form. Enrollment in or cancellation of these privileges is effective three business days following receipt. These privileges are available only for existing accounts and may not be used to open new accounts. Minimum subsequent investments do not apply for Dividend Sweep. The Fund may modify or terminate these privileges at any time or charge a service fee. No such fee currently is contemplated.

Quarterly Distribution Plan--The Quarterly Distribution Plan permits you to receive quarterly payments from the Fund consisting of proceeds from the redemption of shares purchased for your account through the automatic reinvestment of dividends declared on your account during the preceding calendar quarter. You may open a Quarterly Distribution Plan by submitting a request to the Transfer Agent. The Quarterly Distribution Plan may be ended at any time by you, the Fund or the Transfer Agent. Shares for which certificates have been issued must be presented before redemption under the Quarterly Distribution Plan.

Automatic Withdrawal Plan--The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if you have a $5,000 minimum account. An Automatic Withdrawal Plan may be established by filing an Automatic Withdrawal Plan application with the Transfer Agent or by oral request from any of the authorized signatories on the account by calling 1-800-645-6561. The Automatic Withdrawal Plan may be ended at any time by you, the Fund or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.

                              HOW TO REDEEM SHARES

General

     You may request redemption of your shares at any time. Redemption requests should be transmitted to the Transfer Agent as described below. When a request is received in proper form by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund, the Fund will redeem the shares at the next determined net asset value.

     The Fund imposes no charges when shares are redeemed. Service Agents may charge their clients a fee for effecting redemptions of Fund shares. Any certificates representing Fund shares being redeemed must be submitted with the redemption request. The value of the shares redeemed may be more or less than their original cost, depending upon the Fund's then-current net asset value.

     The Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the Securities and Exchange Commission. However, if you have purchased Fund shares by check, by TeleTransfer Privilege or through Dreyfus-Automatic Asset Builder(R) and subsequently submit a written redemption request to the Transfer Agent, your redemption will be effective and the redemption proceeds will be transmitted to you promptly upon bank clearance of your purchase check, TeleTransfer purchase or Dreyfus-Automatic Asset Builder order, which may take up to eight business days or more. In addition, the Fund will not honor Redemption Checks under the Check Redemption Privilege, and will reject requests to redeem shares by wire or telephone or pursuant to the TeleTransfer Privilege, for a period of eight business days after receipt by the Transfer Agent of the purchase check, the TeleTransfer purchase or the Dreyfus-Automatic Asset Builder order against which such redemption is requested. These procedures will not apply if your shares were purchased by wire payment, or if you otherwise have a sufficient collected balance in your account to cover the redemption request. Prior to the time any redemption is effective, dividends on such shares will accrue and be payable, and you will be entitled to exercise all other rights of beneficial ownership. Fund shares will not be redeemed until the Transfer Agent has received your Account Application.

     The Fund reserves the right to redeem your account at its option upon not less than 45 days' written notice if your account's net asset value is $500 or less and remains so during the notice period.

Procedures

     You may redeem Fund shares by using the regular redemption procedure through the Transfer Agent, or through the Check Redemption Privilege or Telephone Redemption Privilege, which are granted automatically unless you specifically refuse them by checking the applicable "No" box on the Account Application. The Check Redemption Privilege and Telephone Redemption Privilege may be established for an existing account by a separate signed Shareholder Services Form, or, with respect to the Telephone Redemption Privilege, by oral request from any of the authorized signatories on the account by calling 1-800-645-6561. You also may redeem shares through the Wire Redemption Privilege or the TeleTransfer Privilege, if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. If you are a client of a Selected Dealer, you may redeem Fund shares through the Selected Dealer. Other redemption procedures may be in effect for clients of certain Service Agents. The Fund makes available to certain large institutions the ability to issue redemption instructions through compatible computer facilities. The Fund reserves the right to refuse any request made by wire or telephone, including requests made shortly after a change of address, and may limit the amount involved or the number of such requests. The Fund may modify or terminate any redemption privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated. Shares for which certificates have been issued are not eligible for the Check Redemption, Wire Redemption, Telephone Redemption or TeleTransfer Privilege.

     The Telephone Redemption Privilege or Telephone Exchange Privilege authorizes the Transfer Agent to act on telephone instructions (including over The Dreyfus Touch(R) automated telephone system) from any person representing himself or herself to be you, or a representative of your Service Agent, and reasonably believed by the Transfer Agent to be genuine. The Fund will require the Transfer Agent to employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions are genuine and, if it does not follow such procedures, the Fund or the Transfer Agent may be liable for any losses due to unauthorized or fraudulent instructions. Neither the Fund nor the Transfer Agent will be liable for following telephone instructions reasonably believed to be genuine.

     During times of drastic economic or market conditions, you may experience difficulty in contacting the Transfer Agent by telephone to request a redemption or exchange of Fund shares. In such cases, you should consider using the other redemption procedures described herein. Use of these other redemption procedures may result in your redemption request being processed at a later time than it would have been if telephone redemption had been used.

Regular Redemption--Under the regular redemption procedure, you may redeem shares by written request mailed to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. Redemption requests may be delivered in person only to a Dreyfus Financial Center. For the location of the nearest Dreyfus Financial Center, please call one of the telephone numbers listed under "General Information." These requests will be forwarded to the Fund and will be processed only upon receipt thereby. Redemption requests must be signed by each shareholder, including each owner of a joint account, and each signature must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP"), and the Stock Exchanges Medallion Program. If you have questions with respect to signature-guarantees, please call one of the telephone numbers listed under "General Information."

     Redemption proceeds of at least $1,000 will be wired to any member bank of the Federal Reserve System in accordance with a written signature-guaranteed request.

Check Redemption Privilege--You may write Redemption Checks drawn on your Fund account. Redemption Checks may be made payable to the order of any person in the amount of $500 or more. Redemption Checks should not be used to close your account. Redemption Checks are free, but the Transfer Agent will impose a fee for stopping payment of a Redemption Check upon your request or if the Transfer Agent cannot honor a Redemption Check due to insufficient funds or other valid reason. You should date your Redemption Checks with the current date when you write them. Please do not postdate your Redemption Checks. If you do, the Transfer Agent will honor, upon presentment, even if presented before the date of the check, all postdated Redemption Checks which are dated within six months of presentment for payment, if they are otherwise in good order. The Check Redemption Privilege is granted automatically unless you refuse it.

Wire Redemption Privilege--You may request by wire, telephone or letter that redemption proceeds (minimum $1,000) be wired to your account at a bank which is a member of the Federal Reserve System, or a correspondent bank if your bank is not a member. Holders of jointly registered Fund or bank accounts may have redemption proceeds of not more than $250,000 wired within any 30-day period. You may telephone redemption requests by calling 1-800-645-6561 or, if you are calling from overseas, call 516- 794-5452. The Statement of Additional Information sets forth instructions for transmitting redemption requests by wire.

Telephone Redemption Privilege--You may request by telephone that redemption proceeds (maximum $150,000 per day) be paid by check and mailed to your address. You may telephone redemption instructions by calling 1-800-645-6561 or, if you are calling from overseas, call 516-794-5452. The Telephone Redemption Privilege is granted automatically unless you refuse it.

TeleTransfer Privilege--You may request by telephone that redemption proceeds (minimum $500 per day) be transferred between your Fund account and your bank account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House member may be designated. Redemption proceeds will be on deposit in your account at an Automated Clearing House member bank ordinarily two days after receipt of the redemption request. Holders of jointly registered Fund or bank accounts may redeem through the TeleTransfer Privilege for transfer to their bank account not more than $250,000 within any 30-day period.

     If you have selected the TeleTransfer Privilege, you may request a TeleTransfer redemption of shares by calling 1-800- 645-6561 or, if you are calling from overseas, call 516-794-5452.

Redemption Through a Selected Dealer--If you are a customer of a Selected Dealer, you may make redemption requests to your Selected Dealer. If the Selected Dealer transmits the redemption request so that it is received by the Transfer Agent or its designee by 12:00 Noon, New York time on a business day, the proceeds of the redemption ordinarily will be transmitted in Federal Funds on the same day and the shares will not receive the dividend declared on that day. If a redemption request is received after such time, but by 8:00 p.m., New York time, the redemption request will be effective on that day, the shares will receive the dividend declared on that day and the proceeds of redemption ordinarily will be transmitted in Federal Funds on the next business day. If a redemption request is received after 8:00 p.m., New York time, the redemption request will be effective on the next business day. It is the responsibility of the Selected Dealer to transmit a request so that it is received in a timely manner. The proceeds of the redemption are credited to your account with the Selected Dealer. See "How to Buy Shares" for a discussion of additional conditions or fees that may be imposed upon redemption.

                                DISTRIBUTION PLAN

     Class B shares of the Fund are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act. Under the Distribution Plan, the Fund directly bears the costs of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Distribution Plan. In addition, the Fund reimburses the Distributor for payments made to third parties for distributing (within the meaning of Rule 12b-1) Class B shares at an aggregate annual rate of up to .20 of 1% of the value of the Fund's average daily net assets attributable to Class B.

                            SHAREHOLDER SERVICES PLAN

     The Fund has adopted a Shareholder Services Plan with respect to Class A pursuant to which the Fund reimburses Dreyfus Service Corporation an amount not to exceed an annual rate of .25 of 1% of the value of the Fund's average daily net assets attributable to Class A for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts.

                       DIVIDENDS, DISTRIBUTIONS AND TAXES

     The Fund ordinarily declares dividends from its net investment income on each day the New York Stock Exchange is open for business. The Fund's earnings for Saturdays, Sundays and holidays are declared as dividends on the preceding business day. Dividends usually are paid on the last calendar day of each month and automatically are reinvested in additional shares at net asset value or, at your option, paid in cash. If you redeem all shares in your account at any time during the month, all dividends to which you are entitled will be paid to you along with the proceeds of the redemption. If you are an omnibus accountholder and indicate in a partial redemption request that a portion of any accrued dividends to which such account is entitled belongs to an underlying accountholder who has redeemed all shares in his or her account, such portion of the accrued dividends will be paid to you along with the proceeds of the redemption. Distributions from net realized securities gains, if any, generally are declared and paid once a year, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. The Fund will not make distributions from net realized securities gains unless capital loss carryovers, if any, have been utilized or have expired. You may choose whether to receive distributions in cash or to reinvest in additional shares at net asset value. If you elect to receive dividends and distributions in cash, and your dividend or distribution check is returned to the Fund as undeliverable or remains uncashed for six months, the Fund reserves the right to reinvest such dividends or distributions and all future dividends and distributions payable to you in additional Fund shares at net asset value. No interest will accrue on amounts represented by uncashed distribution or redemption checks. All expenses are accrued daily and deducted before declaration of dividends to investors. Dividends paid by each Class will be calculated at the same time and in the same manner and will be of the same amount, except that the expenses attributable solely to a Class will be borne exclusively by such Class.

     Dividends paid by the Fund derived from Taxable Investments, together with distributions from any net realized short-term securities gains and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds, are subject to Federal income tax as ordinary income, whether received in cash or reinvested in additional Fund shares. Distributions from net realized long-term securities gains, if any, will be taxable as long-term capital gains for Federal income tax purposes if you are a citizen or resident of the United States. The Code provides that an individual generally will be taxed on his or her net capital gain at a maximum rate of 28% with respect to capital gain from securities held for more than one year but not more than 18 months and at a maximum rate of 20% with respect to capital gain from securities held for more than 18 months. Under the Code, interest on indebtedness incurred or continued to purchase or carry Fund shares which is deemed to relate to exempt-interest dividends is not deductible.

     Except for dividends from Taxable Investments, it is anticipated that substantially all dividends paid by the Fund will not be subject to Federal and State of Minnesota income taxes. Although all or a substantial portion of the dividends paid by the Fund may be excluded by shareholders from their gross income for Federal income tax purposes, the Fund may purchase specified private activity bonds, the interest from which may be (i) a preference item for purposes of the alternative minimum tax, or (ii) a factor in determining the extent to which a shareholder's Social Security benefits are taxable. If the Fund purchases such securities, the portion of the Fund's dividends related thereto will not necessarily be tax exempt to an investor who is subject to the alternative minimum tax and/or tax on Social Security benefits and may cause an investor to be subject to such taxes.

     Taxable dividends derived from net investment income, together with distributions from net realized short-term securities gains and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds, paid by the Fund to a foreign investor generally are subject to U.S. nonresident withholding taxes at the rate of 30%, unless the foreign investor claims the benefit of a lower rate specified in a tax treaty. Distributions from net realized long-term securities gains paid by the Fund to a foreign investor generally will not be subject to U.S. nonresident withholding tax. However, such distributions may be subject to backup withholding, as described below, unless the foreign investor certifies his non-U.S. residency status.

     Notice as to the tax status of your dividends and distributions will be mailed to you annually. You also will receive periodic summaries of your account which will include information as to dividends and distributions from securities gains, if any, paid during the year. These statements will set forth the dollar amount of income exempt from Federal tax and the dollar amount, if any, subject to such tax. These dollar amounts will vary depending upon the size and length of time of the investor's investment in the Fund. If the Fund pays dividends derived from taxable income, it intends to designate as taxable the same percentage of the day's dividend as the actual taxable income earned on that day bears to total income earned on that day. Thus, the percentage of the dividend designated as taxable, if any, may vary from day to day.

     The exchange of shares of one fund for shares of another is treated for Federal income tax purposes as a sale of the shares given in exchange by the shareholder and, therefore, an exchanging shareholder may realize a taxable gain or loss.

     Federal regulations generally require a Fund to withhold ("backup withholding") and remit to the U.S. Treasury 31% of dividends and distributions from net realized securities gains of the Fund paid to a shareholder if such shareholder fails to certify either that the TIN furnished in connection with opening an account is correct, or that such shareholder has not received notice from the IRS of being subject to backup withholding as a result of a failure to properly report taxable dividend or interest income on a Federal income tax return. Furthermore, the IRS may notify the Fund to institute backup withholding if the IRS determines a shareholder's TIN is incorrect or if a shareholder has failed to properly report taxable dividend and interest income on a Federal income tax return.

     A TIN is either the Social Security number, IRS individual taxpayer identification number, or employer identification number of the record owner of the account. Any tax withheld as a result of backup withholding does not constitute an additional tax imposed on the record owner of the account, and may be claimed as a credit on the record owner's Federal income tax return.

     It is expected that the Fund, which has not completed its first fiscal year, will qualify as a "regulated investment company" under the Code so long as such qualification is in the best interests of its shareholders. Qualification as a regulated investment company relieves the Fund of any liability for Federal income tax to the extent its earnings are distributed in accordance with applicable provisions of the Code. The Fund is subject to a non-deductible 4% excise tax, measured with respect to certain undistributed amounts of taxable investment income and capital gains.

     You should consult your tax adviser regarding specific questions as to Federal, state and local taxes.

                                YIELD INFORMATION

     From time to time, the Fund advertises its yield and effective yield. Both yield figures are based on historical earnings and are not intended to indicate future performance. It can be expected that these yields will fluctuate substantially. The Fund's yield refers to the income generated by an investment in the Fund over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly, but, when annualized, the income earned by an investment in the Fund is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment. The Fund's yield and effective yield may reflect absorbed expenses pursuant to any undertaking that may be in effect. See "Management of the Fund."

     Tax equivalent yield is calculated by determining the pre-tax yield which, after being taxed at a stated rate, would be equivalent to a stated yield or effective yield calculated as described above.

     Yield information is useful in reviewing the Fund's performance, but because yields will fluctuate, under certain conditions such information may not provide a basis for comparison with domestic bank deposits, other investments which pay a fixed yield for a stated period of time, or other investment companies which may use a different method of computing yield.

     Comparative performance information may be used from time to time in advertising or marketing Fund shares, including data from Lipper Analytical Services, Inc., Bank Rate Monitor(TM), N. Palm Beach, Fla. 33408, IBC's Money Fund Report(TM), Morningstar, Inc. and other industry publications.


                               GENERAL INFORMATION

     The Company was incorporated under Maryland law on April 8, 1982, and commenced operations on December 21, 1983. Before , 1998, the Company's name was General Municipal Money Market Fund, Inc. and, before October 6, 1990, its name was General Tax Exempt Money Market Fund, Inc. The Company is authorized to issue 20 billion shares (2 billion Class A and 2 billion Class B allocated to the Fund), par value $.01 per share.

     The Fund's shares are classified into two classes--Class A and Class B. Each share has one vote and shareholders will vote in the aggregate and not by class except as otherwise required by law.

     Unless otherwise required by the 1940 Act, ordinarily it will not be necessary for the Fund to hold annual meetings of shareholders. As a result, shareholders may not consider each year the election of Board members or the appointment of auditors. However, the holders of at least 10% of the Company's shares outstanding and entitled to vote may require the Company to hold a special meeting of shareholders for purposes of removing a Board member from office. Shareholders may remove a Board member by the affirmative vote of a majority of the Company's outstanding voting shares. In addition, a Company's Board will call a special meeting of shareholders for the purpose of electing Board members if, at any time, less than a majority of the Board members then holding office have been elected by shareholders.

     The Company is a series fund, which is a mutual fund divided into separate portfolios, each of which is treated as a separate entity for certain matters under the 1940 Act and for other purposes. A shareholder of one portfolio is not deemed to be a shareholder of any other portfolio. To date, the Company's Board has authorized the creation of two series of shares. By this Prospectus, Class A Shares of the Fund only are being offered. All consideration received by the Company for shares of one of the portfolios and all assets in which such consideration is invested will belong to that portfolio (subject only to the rights of creditors of the Company) and will be subject to the liabilities related thereto. The income attributable to, and the expenses of, one portfolio are treated separately from those of the other portfolio. The Company has the ability to create, from time to time, new series without shareholder approval. The Transfer Agent maintains a record of your ownership and sends confirmations and statements of account.

     Shareholder inquiries may be made to your Service Agent or by writing to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or by calling toll free 1-800- 242-8671. In New York City, call 1-718-895-1396; outside the U.S., call 516-794-5452.

                                    APPENDIX

Investment Techniques

Borrowing Money--The Fund may borrow money from banks for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of its total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the value of the Fund's total assets, the Fund will not make any additional investments.

Forward Commitments--The Fund may purchase Municipal Obligations and other securities on a forward commitment or when-issued basis, which means that delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable on a forward commitment or when-issued security are fixed when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund will commit to purchase such securities only with the intention of actually acquiring the securities, but the Fund may sell these securities before the settlement date if it is deemed advisable. The Fund will set aside in a segregated account permissible liquid assets at least equal at all times to the amount of the commitments.

Certain Portfolio Securities


Certain Tax Exempt Obligations--The Fund may purchase floating and variable rate demand notes and bonds, which are tax exempt obligations ordinarily having stated maturities in excess of 13 months, but which permit the holder to demand payment of principal at any time or at specified intervals not exceeding 13 months, in each case upon not more than 30 days' notice. Variable rate demand notes include master demand notes which are obligations that permit the Fund to invest fluctuating amounts, at varying rates of interest, pursuant to direct arrangements between the Fund, as lender, and the borrower. These obligations permit daily changes in the amount borrowed. Frequently, such obligations are secured by letters of credit or other credit support arrangements provided by banks. Changes in the credit quality of banks and other financial institutions that provide such credit or liquidity enhancements to the Fund's portfolio securities could cause losses to the Fund and affect its share price. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value plus accrued interest. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. Each obligation purchased by the Fund will meet the quality criteria established for the purchase of Municipal Obligations.

Tax Exempt Participation Interests--The Fund may purchase from financial institutions participation interests in Municipal Obligations (such as industrial development bonds and municipal lease/purchase agreements). A participation interest gives the Fund an undivided interest in the Municipal Obligation in the proportion that the Fund's participation interest bears to the total principal amount of the Municipal Obligation. These instruments may have fixed, floating or variable rates of interest, with remaining maturities of 13 months or less. If the participation interest is unrated or has been given a rating below that which otherwise is permissible for purchase by the Fund, it will be backed by an irrevocable letter of credit or guarantee of a bank that the Fund's Board has determined meets prescribed quality standards for banks, or the payment obligation otherwise will be collateralized by U.S. Government securities. For certain participation interests, the Fund will have the right to demand payment, on not more than seven days' notice, for all or any part of the Fund's participation interest in the Municipal Obligation, plus accrued interest. As to these instruments, the Fund intends to exercise its right to demand payment only upon a default under the terms of the Municipal Obligation, as needed to provide liquidity to meet redemptions, or to maintain or improve the quality of its investment portfolio.

Tender Option Bonds--The Fund may purchase tender option bonds. A tender option bond is a Municipal Obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the Municipal Obligation's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short- term tax exempt rate. The Dreyfus Corporation, on behalf of the Fund, will consider on an ongoing basis the creditworthiness of the issuer of the underlying Municipal Obligation, of any custodian and of the third party provider of the tender option. In certain instances and for certain tender option bonds, the option may be terminable in the event of a default in payment of principal or interest on the underlying Municipal Obligations and for other reasons.

Stand-By Commitments--The Fund may acquire "stand-by commitments" with respect to Municipal Obligations held in its portfolio. Under a stand-by commitment, the Fund obligates a broker, dealer or bank to repurchase, at the Fund's option, specified securities at a specified price and, in this respect, stand-by commitments are comparable to put options. The exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. The Fund will acquire stand-by commitments solely to facilitate portfolio liquidity and does not intend to exercise its rights thereunder for trading purposes. The Fund may pay for stand-by commitments if such action is deemed necessary, thus increasing to a degree the cost of the underlying Municipal Obligation and similarly decreasing such security's yield to investors. Gains realized in connection with stand-by commitments will be taxable.

Taxable Investments--From time to time, on a temporary basis other than for temporary defensive purposes (but not to exceed 20% of the value of the Fund's net assets) or for temporary defensive purposes, the Fund may invest in taxable short-term investments ("Taxable Investments") consisting of: notes of issuers having, at the time of purchase, a quality rating within the two highest grades of Moody's, S&P or Fitch; obligations of the U.S. Government, its agencies or instrumentalities; commercial paper rated not lower than P-2 by Moody's, A-2 by S&P or F-2 by Fitch; certificates of deposit of U.S. domestic banks, including foreign branches of domestic banks, with assets of one billion dollars or more; time deposits; bankers' acceptances and other short-term bank obligations; and repurchase agreements in respect of any of the foregoing. Dividends paid by the Fund that are attributable to income earned by the Fund from Taxable Investments will be taxable to investors. See "Dividends, Distributions and Taxes." Except for temporary defensive purposes, at no time will more than 20% of the value of the Fund's net assets be invested in Taxable Investments. If the Fund purchases Taxable Investments, it will value them using the amortized cost method and comply with the provisions of Rule 2a-7 relating to purchases of taxable instruments. When the Fund has adopted a temporary defensive position, including when acceptable, Minnesota Municipal Obligations are unavailable for investment by the Fund, in excess of 35% of the Fund's net assets may be invested in securities that are not exempt from State of Minnesota income taxes. Under normal market conditions, the Funds anticipates that not more than 5% of the value of its total assets will be invested in any one category of Taxable Investments. Taxable Investments are more fully described in the Statement of Additional Information to which reference hereby is made.

Illiquid Securities--The Fund may invest up to 10% of the value of its net assets in securities as to which a liquid trading market does not exist, provided such investments are consistent with the Fund's investment objective. Such securities may include securities that are not readily marketable, such as certain securities that are subject to legal or contractual restrictions on resale, and repurchase agreements providing for settlement in more than seven days after notice. As to these securities, the Fund is subject to a risk that should the Fund desire to sell them when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Fund's net assets could be adversely affected.

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus and in the Fund's official sales literature in connection with the offer of the Fund's shares, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Fund. This Prospectus does not constitute an offer in any State in which, or to any person to whom, such offering may not lawfully be made.

General Minnesota Municipal Money Market Fund


[lion logo]

CLASS A SHARES








(C) 1998  Dreyfus Service Corporation

PROSPECTUS                                              _____________, 1998

                  GENERAL MINNESOTA MUNICIPAL MONEY MARKET FUND
                                 CLASS B SHARES

     General Minnesota Municipal Money Market Fund (the "Fund")is a separate non-diversified Portfolio of General Municipal Money Market Funds, Inc., an open-end, management investment company (the "Company"), known as a money market mutual fund. The Fund seeks to provide you with as high a level of current income exempt from Federal and State of Minnesota income taxes as is consistent with the preservation of capital and the maintenance of liquidity.

     The Dreyfus Corporation professionally manages the Fund's portfolio.

     AN INVESTMENT IN THE FUND IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT. THERE CAN BE NO ASSURANCE THAT THE FUND WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

     SINCE THE FUND MAY INVEST A SIGNIFICANT PORTION OF ITS ASSETS IN A SINGLE ISSUER, AN INVESTMENT IN THE FUND MAY INVOLVE GREATER RISK THAN INVESTMENTS IN CERTAIN OTHER TYPES OF MONEY MARKET FUNDS.

     You can invest, reinvest or redeem shares at any time without charge or penalty imposed by the Fund.

     Fund shares may be purchased only by clients of Service Agents as described herein. By this Prospectus, the Fund is offering Class B shares. Another class of Fund shares--Class A shares--are offered by the Fund pursuant to a separate prospectus and are not offered hereby. Class A and Class B shares are identical, except as to the services offered to, and the expenses borne by, each Class which may affect performance. If you would like to obtain information about Class A shares, please write to the address or call the number set forth below.

                               -------------------

     This Prospectus sets forth concisely information about the Fund that you should know before investing. It should be read and retained for future reference.

     The Statement of Additional Information, dated ___________, 1998, which may be revised from time to time, provides a further discussion of certain areas in this Prospectus and other matters which may be of interest to some investors. It has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information regarding the Fund. For a free copy of the Statement of Additional Information, write to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or call 1-800-645-6561. When telephoning, ask for operator 144.

                               -------------------

     MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. MONEY MARKET MUTUAL FUND SHARES INVOLVE CERTAIN INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

                                TABLE OF CONTENTS
                                                                          Page

          Annual Fund Operating Expenses...............................
          Description of the Fund......................................
          Management of the Fund.......................................
          How to Buy Shares............................................
          Shareholder Services.........................................
          How to Redeem Shares.........................................
          Distribution Plan............................................
          Shareholder Services Plan....................................
          Dividends, Distributions and Taxes...........................
          Yield Information............................................
          General Information..........................................
          Appendix.....................................................


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ANNUAL FUND OPERATING EXPENSES
                  (as a percentage of average daily net assets)


Management Fees.............................                 .50%
12b-1 Fees..................................                 .20%
Other Expenses..............................                 ___%
Total Fund Operating
  Expenses..................................                 ___%

EXAMPLE:

  You would pay the following
  expenses on a $1,000 investment,
  assuming (1) 5%
  annual return and  (2)
  redemption at the end
  of each  time period:

                           1 YEAR..................          $__
                           3 YEARS.................          $__

     THE AMOUNTS LISTED IN THE EXAMPLE SHOULD NOT BE CONSIDERED AS REPRESENTATIVE OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE INDICATED. MOREOVER, WHILE THE EXAMPLE ASSUMES A 5% ANNUAL RETURN, THE FUND'S ACTUAL PERFORMANCE WILL VARY AND MAY RESULT IN AN ACTUAL RETURN GREATER OR LESS THAN 5%.

     The purpose of the foregoing table is to assist you in understanding the costs and expenses borne by the Fund, the payment of which will reduce investors' annual return. The information in the foregoing table does not reflect any fee waivers or expense reimbursement arrangements that may be in effect. Other Expenses for the Fund are based on estimated amounts for the current fiscal year. The Fund's Class B shares are charged directly for sub-accounting services provided by Service Agents (as defined below) at the annual rate of .05% of the value of the Fund's average daily net assets attributable to Class B, which is reflected under "Other Expenses" in the foregoing table. Certain Service Agents may charge their clients direct fees for effecting transactions in Fund shares; such fees are not reflected in the foregoing table. For a further description of the various costs and expenses incurred in the operation of the Fund, as well as expense reimbursement or waiver arrangements, see "Management of the Fund," "How to Buy Shares," "Distribution Plan" and "Shareholder Services Plan."


                            DESCRIPTION OF THE FUND

INVESTMENT OBJECTIVE

     The investment objective of the Fund is to maximize current income exempt from Federal and State of Minnesota income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. To accomplish its investment objective, the Fund invests primarily in debt securities of the State of Minnesota, its political subdivisions, authorities and corporations, the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal and State of Minnesota personal income taxes (collectively, "Minnesota Municipal Obligations"). To the extent acceptable Minnesota Municipal Obligations are at any time unavailable for investment by the Fund, the Fund will invest temporarily in other debt securities the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal, but not State of Minnesota, income tax. The Fund's investment objective cannot be changed without approval by the holders of a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Fund's outstanding voting shares. There can be no assurance that the Fund's investment objective will be achieved. Securities in which the Fund invests may not earn as high a level of current income as long-term or lower quality securities which generally have less liquidity, greater market risk and more fluctuation in market value.

MUNICIPAL OBLIGATIONS

     Debt securities the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal income tax ("Municipal Obligations") generally include debt obligations issued to obtain funds for various public purposes as well as certain industrial development bonds issued by or on behalf of public authorities. Municipal Obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. Tax exempt industrial development bonds, in most cases, are revenue bonds that generally do not carry the pledge of the credit of the issuing municipality, but generally are guaranteed by the corporate entity on whose behalf they are issued. Notes are short-term instruments which are obligations of the issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal Obligations include municipal lease/purchase agreements which are similar to installment purchase contracts for property or equipment issued by municipalities. Municipal Obligations bear fixed, floating or variable rates of interest.

MANAGEMENT POLICIES

     The Fund will invest at least 80% of the value of its net assets in Municipal Obligations and at least 65% of the value of its net assets in Minnesota Municipal Obligations, except in both instances when the Fund is maintaining a temporary defensive position. The remainder of the Fund's assets may be invested in securities that are not Minnesota Municipal Obligations and therefore may be subject to Minnesota income taxes. See "Investment Considerations and Risks--Investing in Minnesota Municipal Obligations" below, "Dividends, Distributions and Taxes" and "Appendix--Certain Portfolio Securities."

     The Fund seeks to maintain a net asset value of $1.00 per share for purchases and redemptions. To do so, the Fund uses the amortized cost method of valuing its securities pursuant to Rule 2a-7 under the 1940 Act, which Rule includes various maturity, quality and diversification requirements, certain of which are summarized as follows. In accordance with Rule 2a-7, the Fund is required to maintain a dollar-weighted average portfolio maturity of 90 days or less, purchase only instruments having remaining maturities of 13 months or less and invest only in U.S. dollar denominated securities determined in accordance with procedures established by the Fund's Board to present minimal credit risks and which are rated in one of the two highest rating categories for debt obligations by at least two nationally recognized statistical rating organizations (or one rating organization if the instrument was rated by only one such organization) or, if unrated, are of comparable quality as determined in accordance with procedures established by the Board. The nationally recognized statistical rating organizations currently rating instruments of the type the Fund may purchase are Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Group ("S&P"), Duff & Phelps Credit Rating Co., Fitch IBCA, Inc. ("Fitch") and Thomson BankWatch, Inc., and their rating criteria are described in the "Appendix" to the Statement of Additional Information. For further information regarding the amortized cost method of valuing securities, see "Determination of Net Asset Value" in the Statement of Additional Information. There can be no assurance the Fund will be able to maintain a stable net asset value of $1.00 per share.

     From time to time, the Fund may invest more than 25% of the value of its total assets in industrial development bonds which, although issued by industrial development authorities, may be backed only by the assets and revenues of the non-governmental users. Interest on Municipal Obligations (including certain industrial development bonds) which are specified private activity bonds, as defined in the Internal Revenue Code of 1986, as amended (the "Code"), issued after August 7, 1986, while exempt from Federal income tax, is a preference item for the purpose of the alternative minimum tax. Where a regulated investment company receives such interest, a proportionate share of any exempt-interest dividend paid by the investment company may be treated as such a preference item to shareholders. The Fund may invest without limitation in such Municipal Obligations if The Dreyfus Corporation determines that their purchase is consistent with the Fund's investment objective.

     From time to time, on a temporary basis other than for temporary defensive purposes (but not to exceed 20% of the value of the Fund's net assets) or for temporary defensive purposes, the Fund may invest in taxable money market instruments ("Taxable Investments") of the quality described under "Appendix--Certain Portfolio Securities--Taxable Investments."

INVESTMENT CONSIDERATIONS AND RISKS

GENERAL--Even though interest-bearing securities are investments which promise a stable stream of income, the prices of such securities are inversely affected by changes in interest rates and, therefore, are subject to the risk of market price fluctuations. The value of fixed-income securities also may be affected by changes in the credit rating or financial conditions of the issuing entities.

INVESTING IN MUNICIPAL OBLIGATIONS The Fund may invest more than 25% of the value of its total assets in Municipal Obligations which are related in such a way that an economic, business or political development or change affecting one such security also would affect the other securities; for example, securities the interest upon which is paid from revenues of similar types of projects. As a result, the Fund may be subject to greater risk as compared to a fund that does not follow this practice.

     Certain municipal lease/purchase obligations in which the Fund may invest may contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease/purchase obligations are secured by the leased property, disposition of the leased property in the event of foreclosure might prove difficult. In evaluating the credit quality of a municipal lease/purchase obligation that is unrated, The Dreyfus Corporation will consider, on an ongoing basis, a number of factors including the likelihood that the issuing municipality will discontinue appropriating funding for the leased property.

     Certain provisions in the Code relating to the issuance of Municipal Obligations may reduce the volume of Municipal Obligations qualifying for Federal tax exemption. One effect of these provisions could be to increase the cost of the Municipal Obligations available for purchase by the Fund and thus reduce available yield. Shareholders should consult their tax advisers concerning the effect of these provisions on an investment in the Fund. Proposals that may restrict or eliminate the income tax exemption for interest on Municipal Obligations may be introduced in the future. If any such proposal were enacted that would reduce the availability of Municipal Obligations for investment by the Fund so as to adversely affect Fund shareholders, the Fund would reevaluate its investment objective and policies and submit possible changes in the Fund's structure to shareholders for their consideration. If legislation were enacted that would treat a type of Municipal Obligation as taxable, the Fund would treat such security as a permissible Taxable Investment within the applicable limits set forth herein.

INVESTING IN MINNESOTA MUNICIPAL OBLIGATIONS--Since the Fund is concentrated in securities issued by Minnesota or entities within Minnesota, an investment in the Fund may involve greater risk than investments in certain other types of money market funds. You should consider carefully the special risks inherent in investing principally in Minnesota Municipal Obligations. These risks result from the financial condition of the State of Minnesota and its municipalities. The structure of Minnesota's economy parallels the structure of the United States' economy as a whole when viewed at a highly aggregated level of detail. Diversity and a significant natural resource base are two important characteristics of the State's economy. However, the State of Minnesota experienced financial difficulties in the early 1980s because of a downturn in the State's economy resulting from the national recession. More recently, real growth has been equal to or greater than national growth. There can be no assurance that the financial problems referred to or similar future problems will not affect the market value or marketability of Minnesota Municipal Obligations or the ability of the issuer thereof to pay interest or principal thereon. You should obtain and review a copy of the Statement of Additional Information which more fully sets forth these and other risk factors.

NON-DIVERSIFIED STATUS--The classification of the Fund as a "non- diversified" investment company means that the proportion of the Fund's assets that may be invested in the securities of a single issuer is not limited by the 1940 Act. A "diversified" investment company is required by the 1940 Act generally, with respect to 75% of its total assets, to invest not more than 5% of such assets in the securities of a single issuer. Since a relatively high percentage of the Fund's assets may be invested in the obligations of a limited number of issuers, the Fund's portfolio may be more sensitive to changes in the market value of a single issuer. However, to meet Federal tax requirements, at the close of each quarter the Fund may not have more than 25% of its total assets invested in any one issuer and, with respect to 50% of total assets, not more than 5% of its total assets invested in any one issuer. These limitations do not apply to U.S. Government securities.

SIMULTANEOUS INVESTMENTS--Investment decisions for the Fund are made independently from those of other investment companies advised by The Dreyfus Corporation. If, however, such other investment companies desire to invest in, or dispose of, the same securities as the Fund, available investments or opportunities for sales will be allocated equitably to each investment company. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund.

YEAR 2000 RISKS--Like other mutual funds, financial and business organizations and individuals around the world, the Fund could be adversely affected if the computer systems used by The Dreyfus Corporation and the Fund's other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Dreyfus Corporation is taking steps to address the Year 2000 Problem with respect to the computer systems that it uses and to obtain assurances that comparable steps are being taken by the Fund's other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact on the Fund.


                             MANAGEMENT OF THE FUND

INVESTMENT ADVISER--The Dreyfus Corporation, located at 200 Park Avenue, New York, New York 10166, was formed in 1947 and serves as the Fund's investment adviser. The Dreyfus Corporation is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly- owned subsidiary of Mellon Bank Corporation ("Mellon"). As of ____________, 1998, The Dreyfus Corporation managed or administered approximately $___ billion in assets for approximately ___ million investor accounts nationwide.

     The Dreyfus Corporation supervises and assists in the overall management of the Fund's affairs under a Management Agreement with the Company, subject to the authority of the Board in accordance with applicable law.

               Mellon is a publicly owned multibank holding company incorporated under Pennsylvania law in 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. Mellon provides a comprehensive range of financial products and services in domestic and selected international markets. Mellon is among the twenty-five largest bank holding companies in the United States based on total assets. Mellon's principal wholly-owned subsidiaries are Mellon Bank, N.A., Mellon Bank (DE) National Association, Mellon Bank (MD), The Boston Company, Inc., AFCO Credit Corporation and a number of companies known as Mellon Financial Services Corporations. Through its subsidiaries, including The Dreyfus Corporation, Mellon managed more than $___ billion in assets as of _____________, 199_, including approximately $___ billion in proprietary mutual fund assets. As of ______________, 1998, Mellon, through various subsidiaries, provided non-investment services, such as custodial or administration services, for more than $_____ trillion in assets, including approximately $__ billion in mutual fund assets.

     Under the terms of the Management Agreement, the Fund has agreed to pay The Dreyfus Corporation a monthly fee at the annual rate of .50 of 1% of the value of the Fund's average daily net assets. From time to time, The Dreyfus Corporation may waive receipt of its fees and/or voluntarily assume certain expenses of a Fund, which would have the effect of lowering the expense ratio of such Fund and increasing yield to investors. The Fund will not pay The Dreyfus Corporation at a later time for any amounts it may waive, nor will the Fund reimburse The Dreyfus Corporation for any amounts it may assume.

     In allocating brokerage transactions, The Dreyfus Corporation seeks to obtain the best execution of orders at the most favorable net price. Subject to this determination, The Dreyfus Corporation may consider, among other things, the receipt of research services and/or the sale of shares of the Fund or other funds managed, advised or administered by The Dreyfus Corporation as factors in the selection of broker-dealers to execute portfolio transactions for each Fund. See "Portfolio Transactions" in the Statement of Additional Information.

EXPENSES--All expenses incurred in the operation of the Company are borne by the Company, except to the extent specifically assumed by The Dreyfus Corporation. The expenses borne by the Company include: organizational costs, taxes, interest, brokerage fees and commissions, if any, fees of Board members who are not officers, directors, employees or holders of 5% of more of the outstanding voting securities of The Dreyfus Corporation or any of its affiliates, Securities and Exchange Commission fees, state Blue Sky qualification fees, advisory fees, charges of registrars and custodians, transfer and dividend disbursing agents' fees, outside auditing and legal expenses, costs of maintaining the Fund's existence, costs attributable to investor services, costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders, costs of shareholders' reports and meetings, and any extraordinary expenses. Expenses attributable to the Fund are charged against the assets of the Fund; other expenses of the Company are allocated among the Company's portfolios on the basis determined by the Company's Board, including, but not limited to, proportionately in relation to the net assets of each portfolio.

     The Dreyfus Corporation may pay the Fund's distributor for shareholder services from The Dreyfus Corporation's own assets, including past profits but not including the management fee paid by the Fund. The Fund's distributor may use part or all of such payments to pay Service Agents in respect of these services.

DISTRIBUTOR--The Fund's distributor is Premier Mutual Fund Services, Inc. (the "Distributor"), located at 60 State Street, Boston, Massachusetts 02109. The Distributor's ultimate parent is Boston Institutional Group, Inc.

TRANSFER AND DIVIDEND DISBURSING AGENT AND CUSTODIAN--Dreyfus Transfer, Inc., a wholly-owned subsidiary of The Dreyfus Corporation, P.O. Box 9671, Providence, Rhode Island 02940-9671, is the Fund's Transfer and Dividend Disbursing Agent (the "Transfer Agent"). The Bank of New York, 90 Washington Street, New York, New York 10286, is the Fund's Custodian.


                                HOW TO BUY SHARES

     Fund shares may be purchased only by clients of certain financial institutions (which may include banks), securities dealers ("Selected Dealers"), and other industry professionals such as investment advisers, accountants and estate planning firms (collectively, "Service Agents") that have entered into service agreements with the Distributor. For shareholders who purchase Fund shares from the Distributor, the Distributor will act as Service Agent. Stock certificates are issued only upon your written request. No certificates are issued for fractional shares. It is not recommended that the Fund be used as a vehicle for Keogh, IRA or other qualified plans. The Fund reserves the right to reject any purchase order.

     The minimum initial investment is $2,500, or $1,000 if you are a client of a Service Agent which maintains an omnibus account in the Fund and has made an aggregate minimum initial purchase for its customers of $2,500. Subsequent investments must be at least $100. For full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries, directors of The Dreyfus Corporation, Board members of a fund advised by The Dreyfus Corporation, including members of the Company's Board, or the spouse or minor child of any of the foregoing, the minimum initial investment is $1,000. For full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries who elect to have a portion of their pay directly deposited into their Fund accounts, the minimum initial investment is $50. The Fund reserves the right to vary further the initial and subsequent investment minimum requirements at any time.

     You may purchase Fund shares by check or wire. Checks should be made payable to "The Dreyfus Family of Funds." Payments to open new accounts which are mailed should be sent to The Dreyfus Family of Funds, P.O. Box 9387, Providence, Rhode Island 02940-9387, together with your Account Application indicating that Class B shares are being purchased. For subsequent investments, your Fund account number should appear on the check and an investment slip should be enclosed and sent to The Dreyfus Family of Funds, P.O. Box 105, Newark, New Jersey 07101-0105. Neither initial nor subsequent investments should be made by third party check. Purchase orders may be delivered in person only to a Dreyfus Financial Center. THESE ORDERS WILL BE FORWARDED TO THE FUND AND WILL BE PROCESSED ONLY UPON RECEIPT THEREBY. For the location of the nearest Dreyfus Financial Center, please call one of the telephone numbers listed under "General Information." Other purchase procedures may be in effect for clients of certain Service Agents.

     Wire payments may be made, if your bank account is in a commercial bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York, DDA # 89000_____/General Minnesota Municipal Money Market Fund, for purchase of Fund shares in your name.

The wire must include your Fund account number (for new accounts, your Taxpayer Identification Number ("TIN") should be included instead), account registration and dealer number, if applicable, and must indicate the Class of shares being purchased. If your initial purchase of Fund shares is by wire, please call 1-800- 645-6561 after completing your wire payment to obtain your Fund account number. Please include your Fund account number on the Account Application and promptly mail the Account Application to the Fund, as no redemptions will be permitted until the Account Application is received. You may obtain further information about remitting funds in this manner from your bank. All payments should be made in U.S. dollars and, to avoid fees and delays, should be drawn only on U.S. banks. A charge will be imposed if any check used for investment in your account does not clear. The Fund makes available to certain large institutions the ability to issue purchase instructions through compatible computer facilities.

     Fund shares also may be purchased through Dreyfus-AUTOMATIC Asset Builder(R), the Government Direct Deposit Privilege or the Payroll Savings Plan described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

     Subsequent investments also may be made by electronic transfer of funds from an account maintained in a bank or other domestic financial institution that is an Automated Clearing House member. You must direct the institution to transmit immediately available funds through the Automated Clearing House to The Bank of New York with instructions to credit your Fund account. The instructions must specify your Fund account registration and your Fund account number PRECEDED BY THE DIGITS "1111."

     Service Agents may receive different levels of compensation for selling different Classes of shares. Management understands that some Service Agents may impose certain conditions on their clients which are different from those described in this Prospectus and, to the extent permitted by applicable regulatory authority, may charge their clients direct fees. You should consult your Service Agent in this regard.

     Fund shares are sold on a continuous basis at the net asset value per share next determined after an order in proper form and Federal Funds (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve Bank) are received by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund in written or telegraphic form. If you do not remit Federal Funds, your payment must be converted into Federal Funds. This usually occurs within one business day of receipt of a bank wire and within two business days of receipt of a check drawn on a member bank of the Federal Reserve System. Checks drawn on banks which are not members of the Federal Reserve System may take considerably longer to convert into Federal Funds. Prior to receipt of Federal Funds, your money will not be invested.

     The Fund determines its net asset value per share twice each day the New York Stock Exchange or the Transfer Agent is open for business: as of 12:00 Noon, New York time, and as of 8:00 p.m., New York time. Net asset value per share of each Class is computed by dividing the value of the Fund's net assets represented by such Class (i.e., the value of its assets less liabilities) by the total number of shares of such Class outstanding. See "Determination of Net Asset Value" in the Statement of Additional Information.

     If your payments are received in or converted into Federal Funds by 12:00 Noon, New York time, on a business day, you will receive the dividend declared that day. If your payments are received in or converted into Federal Funds after 12:00 Noon, New York time, you will begin to accrue dividends on the following business day.

     Qualified institutions may telephone orders for purchase of Fund shares. A telephone order placed with the Distributor or its designee in New York will become effective at the price determined at 12:00 Noon, New York time, on a given day, and the shares purchased will receive the dividend on Fund shares declared on that day, if the telephone order is placed with the Distributor or its designee by 12:00 Noon, New York time, and Federal Funds are received by 4:00 p.m., New York time, on that day. A telephone order placed with the Distributor or its designee after 12:00 Noon, New York time, but by 8:00 p.m., New York time, on a given day will become effective at the price determined at 8:00 p.m., New York time, on that day, and the shares purchased will begin to accrue dividends on the next business day, if Federal Funds are received by 11:00 a.m., New York time, on the next business day.

     Federal regulations require that you provide a certified TIN upon opening or reopening an account. See "Dividends, Distributions and Taxes" and the Account Application for further information concerning this requirement. Failure to furnish a certified TIN to the Fund could subject you to a $50 penalty imposed by the Internal Revenue Service (the "IRS").

TELETRANSFER PRIVILEGE--You may purchase shares (minimum $500, maximum $150,000 per day) by telephone if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and your Fund account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House member may be so designated. The Fund may modify or terminate this Privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated.

     If you have selected the TELETRANSFER Privilege, you may request a TELETRANSFER purchase of shares by calling 1-800- 645-6561 or, if you are calling from overseas, call 516-794-5452.


                              SHAREHOLDER SERVICES

     The services and privileges described under this heading may not be available to clients of certain Service Agents and some Service Agents may impose certain conditions on their clients which are different from those described in this Prospectus. You should consult your Service Agent in this regard. In addition, use of the privileges noted below may require that the proper forms and information be filed with and processed by the Transfer Agent.

FUND EXCHANGES--Clients of certain Service Agents may purchase, in exchange for shares of the Fund, shares of certain other funds managed or administered by The Dreyfus Corporation, to the extent such shares are offered for sale in the client's state of residence. These funds have different investment objectives which may be of interest to you. If you desire to use this service, you should consult your Service Agent or call 1-800-645- 6561 to determine if it is available and whether any conditions are imposed on its use.

     To request an exchange, you or your Service Agent acting on your behalf must give exchange instructions to the Transfer Agent in writing or by telephone. Before any exchange, you must obtain and should review a copy of the current prospectus of the fund into which the exchange is being made. Prospectuses may be obtained by calling 1-800-645-6561. Except in the case of personal retirement plans, the shares being exchanged must have a current value of at least $500; furthermore, when establishing a new account by exchange, the shares being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made. The ability to issue exchange instructions by telephone is given to all Fund shareholders automatically, unless you check the applicable "No" box on the Account Application, indicating that you specifically refuse this Privilege. The Telephone Exchange Privilege may be established for an existing account by written request signed by all shareholders on the account, by a separate signed Shareholder Services Form, available by calling 1-800-645-6561, or by oral request from any of the authorized signatories on the account by calling 1-800-645-6561. If you have established the Telephone Exchange Privilege, you may telephone exchange instructions (including over The Dreyfus Touch(R) automated telephone system) by calling 1- 800-645-6561. If you are calling from overseas, call 516-794- 5452. See "How to Redeem Shares--Procedures." Upon an exchange into a new account, the following shareholder services and privileges, as applicable and where available, will be automatically carried over to the fund into which the exchange is made: Telephone Exchange Privilege, Check Redemption Privilege, Wire Redemption Privilege, Telephone Redemption Privilege, TELETRANSFER Privilege, and the dividend/capital gain distribution option (except for Dividend Sweep) selected by the investor.

     Shares will be exchanged at the next determined net asset value; however, a sales load may be charged with respect to exchanges into funds sold with a sales load. If you are exchanging into a fund that charges a sales load, you may qualify for share prices which do not include the sales load or which reflect a reduced sales load, if the shares you are exchanging were: (a) purchased with a sales load, (b) acquired by a previous exchange from shares purchased with a sales load, or (c) acquired through reinvestment of dividends or distributions paid with respect to the foregoing categories of shares. To qualify, at the time of the exchange you must notify the Transfer Agent or your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your holdings through a check of appropriate records. See "Shareholder Services" in the Statement of Additional Information. No fees currently are charged shareholders directly in connection with exchanges, although the Fund reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal administrative fee in accordance with rules promulgated by the Securities and Exchange Commission. The Fund reserves the right to reject any exchange request in whole or in part. The availability of Fund Exchanges may be modified or terminated at any time upon notice to shareholders. See "Dividends, Distributions and Taxes."

DREYFUS AUTO-EXCHANGE PRIVILEGE--Dreyfus Auto-Exchange Privilege enables you to invest regularly (on a semi-monthly, monthly, quarterly or annual basis), in exchange for shares of the Fund, in shares of certain other funds in the Dreyfus Family of Funds of which you are a shareholder. The amount you designate, which can be expressed either in terms of a specific dollar or share amount ($100 minimum), will be exchanged automatically on the first and/or fifteenth of the month according to the schedule you have selected. Shares will be exchanged at the then-current net asset value; however, a sales load may be charged with respect to exchanges into funds sold with a sales load. See "Shareholder Services" in the Statement of Additional Information. The right to exercise this Privilege may be modified or canceled by the Fund or the Transfer Agent. You may modify or cancel your exercise of this Privilege at any time by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. The Fund may charge a service fee for the use of this Privilege. No such fee currently is contemplated. For more information concerning this Privilege and the funds in the Dreyfus Family of Funds eligible to participate in this Privilege, or to obtain an Auto-Exchange Authorization Form, please call toll free 1-800-645-6561. See "Dividends, Distributions and Taxes."

DREYFUS-AUTOMATIC ASSET BUILDER(R)--Dreyfus-AUTOMATIC Asset Builder permits you to purchase Fund shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Fund shares are purchased by transferring funds from the bank account designated by you. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. To establish a Dreyfus- AUTOMATIC Asset Builder account, you must file an authorization form with the Transfer Agent. You may obtain the necessary authorization form from your Service Agent or by calling 1-800- 645-6561. You may cancel your participation in this Privilege or change the amount of your purchase at any time by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671, or, if for Dreyfus retirement plan accounts, to The Dreyfus Trust Company, Custodian, P.O. Box 6427, Providence, Rhode Island 02940-6427, and the notification will be effective three business days following receipt. The Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

GOVERNMENT DIRECT DEPOSIT PRIVILEGE--The Government Direct Deposit Privilege enables you to purchase Fund shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans', military or other payments from the Federal government, automatically deposited into your Fund account. You may deposit as much of such payments as you elect. To enroll in Government Direct Deposit, you must file with the Transfer Agent a completed Direct Deposit Sign-Up Form for each type of payment that you desire to include in this Privilege. The appropriate form may be obtained from your Service Agent or by calling 1-800-645-6561. Death or legal incapacity will terminate your participation in this Privilege. You may elect at any time to terminate your participation by notifying in writing the appropriate Federal agency. Further, the Fund may terminate your participation upon 30 days' notice to you.

PAYROLL SAVINGS PLAN--The Payroll Savings Plan permits you to purchase Fund shares (minimum of $100 per transaction) automatically on a regular basis. Depending upon your employer's direct deposit program, you may have part or all of your paycheck transferred to your existing Dreyfus account electronically through the Automated Clearing House system at each pay period. To establish a Payroll Savings Plan account, you must file an authorization form with your employer's payroll department. Your employer must complete the reverse side of the form and return it to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. You may obtain the necessary authorization form by calling 1-800-645-6561. You may change the amount of purchase or cancel the authorization only by written notification to your employer. It is the sole responsibility of your employer, not the Distributor, The Dreyfus Corporation, the Fund, the Transfer Agent or any other person, to arrange for transactions under the Payroll Savings Plan. The Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

DIVIDEND OPTIONS--Dividend Sweep enables you to invest automatically dividends or dividends and capital gain distributions, if any, paid by the Fund in shares of another fund in the Dreyfus Family of Funds of which you are a shareholder. Shares of the other fund will be purchased at the then-current net asset value; however, a sales load may be charged with respect to investments in shares of a fund sold with a sales load. If you are investing in a fund that charges a sales load, you may qualify for share prices which do not include the sales load or which reflect a reduced sales load. If you are investing in a fund that charges a contingent deferred sales charge, the shares purchased will be subject to the contingent deferred sales charge, if any, applicable to the purchased shares. See "Shareholder Services" in the Statement of Additional Information. Dividend ACH permits you to transfer electronically dividends or dividends and capital gain distributions, if any, from the Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. Banks may charge a fee for this service.

     For more information concerning these privileges or to request a Dividend Options Form, please call toll free 1-800-645- 6561. You may cancel these privileges by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. To select a new fund after cancellation, you must submit a new Dividend Options Form. Enrollment in or cancellation of these privileges is effective three business days following receipt. These privileges are available only for existing accounts and may not be used to open new accounts. Minimum subsequent investments do not apply for Dividend Sweep. The Fund may modify or terminate these privileges at any time or charge a service fee. No such fee currently is contemplated.

QUARTERLY DISTRIBUTION PLAN--The Quarterly Distribution Plan permits you to receive quarterly payments from the Fund consisting of proceeds from the redemption of shares purchased for your account through the automatic reinvestment of dividends declared on your account during the preceding calendar quarter. You may open a Quarterly Distribution Plan by submitting a request to the Transfer Agent. The Quarterly Distribution Plan may be ended at any time by you, the Fund or the Transfer Agent. Shares for which certificates have been issued must be presented before redemption under the Quarterly Distribution Plan.

AUTOMATIC WITHDRAWAL PLAN--The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if you have a $5,000 minimum account. An Automatic Withdrawal Plan may be established by filing an Automatic Withdrawal Plan application with the Transfer Agent or by oral request from any of the authorized signatories on the account by calling 1-800-645-6561. The Automatic Withdrawal Plan may be ended at any time by you, the Fund or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.


                              HOW TO REDEEM SHARES
GENERAL

     You may request redemption of your shares at any time. Redemption requests should be transmitted to the Transfer Agent as described below. When a request is received in proper form by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund, the Fund will redeem the shares at the next determined net asset value.

     The Fund imposes no charges when shares are redeemed. Service Agents may charge their clients a fee for effecting redemptions of Fund shares. Any certificates representing Fund shares being redeemed must be submitted with the redemption request. The value of the shares redeemed may be more or less than their original cost, depending upon the Fund's then-current net asset value.

     The Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the Securities and Exchange Commission. HOWEVER, IF YOU HAVE PURCHASED FUND SHARES BY CHECK, BY TELETRANSFER PRIVILEGE OR THROUGH DREYFUS-AUTOMATIC ASSET BUILDER(R) AND SUBSEQUENTLY SUBMIT A WRITTEN REDEMPTION REQUEST TO THE TRANSFER AGENT, YOUR REDEMPTION WILL BE EFFECTIVE AND THE REDEMPTION PROCEEDS WILL BE TRANSMITTED TO YOU PROMPTLY UPON BANK CLEARANCE OF YOUR PURCHASE CHECK, TELETRANSFER PURCHASE OR DREYFUS-AUTOMATIC ASSET BUILDER ORDER, WHICH MAY TAKE UP TO EIGHT BUSINESS DAYS OR MORE. IN ADDITION, THE FUND WILL NOT HONOR REDEMPTION CHECKS UNDER THE CHECK REDEMPTION PRIVILEGE, AND WILL REJECT REQUESTS TO REDEEM SHARES BY WIRE OR TELEPHONE OR PURSUANT TO THE TELETRANSFER PRIVILEGE, FOR A PERIOD OF EIGHT BUSINESS DAYS AFTER RECEIPT BY THE TRANSFER AGENT OF THE PURCHASE CHECK, THE TELETRANSFER PURCHASE OR THE DREYFUS-AUTOMATIC ASSET BUILDER ORDER AGAINST WHICH SUCH REDEMPTION IS REQUESTED. THESE PROCEDURES WILL NOT APPLY IF YOUR SHARES WERE PURCHASED BY WIRE PAYMENT, OR IF YOU OTHERWISE HAVE A SUFFICIENT COLLECTED BALANCE IN YOUR ACCOUNT TO COVER THE REDEMPTION REQUEST. PRIOR TO THE TIME ANY REDEMPTION IS EFFECTIVE, DIVIDENDS ON SUCH SHARES WILL ACCRUE AND BE PAYABLE, AND YOU WILL BE ENTITLED TO EXERCISE ALL OTHER RIGHTS OF BENEFICIAL OWNERSHIP. Fund shares will not be redeemed until the Transfer Agent has received your Account Application.

     The Fund reserves the right to redeem your account at its option upon not less than 45 days' written notice if your account's net asset value is $500 or less and remains so during the notice period.

PROCEDURES

     You may redeem Fund shares by using the regular redemption procedure through the Transfer Agent, or through the Check Redemption Privilege or Telephone Redemption Privilege, which are granted automatically unless you specifically refuse them by checking the applicable "No" box on the Account Application. The Check Redemption Privilege and Telephone Redemption Privilege may be established for an existing account by a separate signed Shareholder Services Form, or, with respect to the Telephone Redemption Privilege, by oral request from any of the authorized signatories on the account by calling 1-800-645-6561. You also may redeem shares through the Wire Redemption Privilege or the TELETRANSFER Privilege, if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. If you are a client of a Selected Dealer, you may redeem Fund shares through the Selected Dealer. Other redemption procedures may be in effect for clients of certain Service Agents. The Fund makes available to certain large institutions the ability to issue redemption instructions through compatible computer facilities. The Fund reserves the right to refuse any request made by wire or telephone, including requests made shortly after a change of address, and may limit the amount involved or the number of such requests. The Fund may modify or terminate any redemption privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated. Shares for which certificates have been issued are not eligible for the Check Redemption, Wire Redemption, Telephone Redemption or TELETRANSFER Privilege.

     The Telephone Redemption Privilege or Telephone Exchange Privilege authorizes the Transfer Agent to act on telephone instructions (including over The Dreyfus Touch(R) automated telephone system) from any person representing himself or herself to be you, or a representative of your Service Agent, and reasonably believed by the Transfer Agent to be genuine. The Fund will require the Transfer Agent to employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions are genuine and, if it does not follow such procedures, the Fund or the Transfer Agent may be liable for any losses due to unauthorized or fraudulent instructions. Neither the Fund nor the Transfer Agent will be liable for following telephone instructions reasonably believed to be genuine.

     During times of drastic economic or market conditions, you may experience difficulty in contacting the Transfer Agent by telephone to request a redemption or exchange of Fund shares. In such cases, you should consider using the other redemption procedures described herein. Use of these other redemption procedures may result in your redemption request being processed at a later time than it would have been if telephone redemption had been used.

REGULAR REDEMPTION--Under the regular redemption procedure, you may redeem shares by written request mailed to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. Redemption requests may be delivered in person only to a Dreyfus Financial Center. For the location of the nearest Dreyfus Financial Center, please call one of the telephone numbers listed under "General Information." THESE REQUESTS WILL BE FORWARDED TO THE FUND AND WILL BE PROCESSED ONLY UPON RECEIPT THEREBY. Redemption requests must be signed by each shareholder, including each owner of a joint account, and each signature must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP"), and the Stock Exchanges Medallion Program. If you have questions with respect to signature-guarantees, please call one of the telephone numbers listed under "General Information."

     Redemption proceeds of at least $1,000 will be wired to any member bank of the Federal Reserve System in accordance with a written signature-guaranteed request.

CHECK REDEMPTION PRIVILEGE--You may write Redemption Checks drawn on your Fund account. Redemption Checks may be made payable to the order of any person in the amount of $500 or more. Redemption Checks should not be used to close your account. Redemption Checks are free, but the Transfer Agent will impose a fee for stopping payment of a Redemption Check upon your request or if the Transfer Agent cannot honor a Redemption Check due to insufficient funds or other valid reason. You should date your Redemption Checks with the current date when you write them. Please do not postdate your Redemption Checks. If you do, the Transfer Agent will honor, upon presentment, even if presented before the date of the check, all postdated Redemption Checks which are dated within six months of presentment for payment, if they are otherwise in good order. The Check Redemption Privilege is granted automatically unless you refuse it.

WIRE REDEMPTION PRIVILEGE--You may request by wire, telephone or letter that redemption proceeds (minimum $1,000) be wired to your account at a bank which is a member of the Federal Reserve System, or a correspondent bank if your bank is not a member. Holders of jointly registered Fund or bank accounts may have redemption proceeds of not more than $250,000 wired within any 30-day period. You may telephone redemption requests by calling 1-800-645-6561 or, if you are calling from overseas, call 516- 794-5452. The Statement of Additional Information sets forth instructions for transmitting redemption requests by wire.

TELEPHONE REDEMPTION PRIVILEGE--You may request by telephone that redemption proceeds (maximum $150,000 per day) be paid by check and mailed to your address. You may telephone redemption instructions by calling 1-800-645-6561 or, if you are calling from overseas, call 516-794-5452. The Telephone Redemption Privilege is granted automatically unless you refuse it.

TELETRANSFER PRIVILEGE--You may request by telephone that redemption proceeds (minimum $500 per day) be transferred between your Fund account and your bank account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House member may be designated. Redemption proceeds will be on deposit in your account at an Automated Clearing House member bank ordinarily two days after receipt of the redemption request. Holders of jointly registered Fund or bank accounts may redeem through the TELETRANSFER Privilege for transfer to their bank account not more than $250,000 within any 30-day period.

     If you have selected the TELETRANSFER Privilege, you may request a TELETRANSFER redemption of shares by calling 1-800- 645-6561 or, if you are calling from overseas, call 516-794-5452.

REDEMPTION THROUGH A SELECTED DEALER--If you are a customer of a Selected Dealer, you may make redemption requests to your Selected Dealer. If the Selected Dealer transmits the redemption request so that it is received by the Transfer Agent or its designee by 12:00 Noon, New York time, on a business day, the proceeds of the redemption ordinarily will be transmitted in Federal Funds on the same day and the shares will not receive the dividend declared on that day. If a redemption request is received after such time, but by 8:00 p.m., New York time, the redemption request will be effective on that day, the shares will receive the dividend declared on that day and the proceeds of redemption ordinarily will be transmitted in Federal Funds on the next business day. If a redemption request is received after 8:00 p.m., New York time, the redemption request will be effective on the next business day. It is the responsibility of the Selected Dealer to transmit a request so that it is received in a timely manner. The proceeds of the redemption are credited to your account with the Selected Dealer. See "How to Buy Shares" for a discussion of additional conditions or fees that may be imposed upon redemption.


                                DISTRIBUTION PLAN

     Class B shares of the Fund are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act. Under the Distribution Plan, the Fund directly bears the costs of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Distribution Plan. In addition, the Fund reimburses the Distributor for payments made to third parties for distributing (within the meaning of Rule 12b-1) Class B shares at an aggregate annual rate of up to .20 of 1% of the value of the Fund's average daily net assets attributable to Class B.


                            SHAREHOLDER SERVICES PLAN

     The Fund has adopted a Shareholder Services Plan with respect to Class B pursuant to which the Fund pays the Distributor for the provision of certain services to the holders of Class B shares a fee at the annual rate of .25 of 1% of the value of the Fund's average daily net assets attributable to Class B. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. Under the Fund's Shareholder Services Plan, the Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

                       DIVIDENDS, DISTRIBUTIONS AND TAXES

     The Fund ordinarily declares dividends from its net investment income on each day the New York Stock Exchange is open for business. The Fund's earnings for Saturdays, Sundays and holidays are declared as dividends on the preceding business day. Dividends usually are paid on the last calendar day of each month and automatically are reinvested in additional shares at net asset value or, at your option, paid in cash. If you redeem all shares in your account at any time during the month, all dividends to which you are entitled will be paid to you along with the proceeds of the redemption. If you are an omnibus accountholder and indicate in a partial redemption request that a portion of any accrued dividends to which such account is entitled belongs to an underlying accountholder who has redeemed all shares in his or her account, such portion of the accrued dividends will be paid to you along with the proceeds of the redemption. Distributions from net realized securities gains, if any, generally are declared and paid once a year, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. The Fund will not make distributions from net realized securities gains unless capital loss carryovers, if any, have been utilized or have expired. You may choose whether to receive distributions in cash or to reinvest in additional shares at net asset value. If you elect to receive dividends and distributions in cash, and your dividend or distribution check is returned to the Fund as undeliverable or remains uncashed for six months, the Fund reserves the right to reinvest such dividends or distributions and all future dividends and distributions payable to you in additional Fund shares at net asset value. No interest will accrue on amounts represented by uncashed distribution or redemption checks. All expenses are accrued daily and deducted before declaration of dividends to investors. Dividends paid by each Class will be calculated at the same time and in the same manner and will be of the same amount, except that the expenses attributable solely to a Class will be borne exclusively by such Class.

     Dividends paid by the Fund derived from Taxable Investments, together with distributions from any net realized short-term securities gains and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds, are subject to Federal income tax as ordinary income, whether received in cash or reinvested in additional Fund shares. Distributions from net realized long-term securities gains, if any, will be taxable as long-term capital gains for Federal income tax purposes if you are a citizen or resident of the United States. The Code provides that an individual generally will be taxed on his or her net capital gain at a maximum rate of 28% with respect to capital gain from securities held for more than one year but not more than 18 months and at a maximum rate of 20% with respect to capital gain from securities held for more than 18 months. Under the Code, interest on indebtedness incurred or continued to purchase or carry Fund shares which is deemed to relate to exempt-interest dividends is not deductible.

     Except for dividends from Taxable Investments, it is anticipated that substantially all dividends paid by the Fund will not be subject to Federal and State of Minnesota income taxes. Although all or a substantial portion of the dividends paid by the Fund may be excluded by shareholders from their gross income for Federal income tax purposes, the Fund may purchase specified private activity bonds, the interest from which may be (i) a preference item for purposes of the alternative minimum tax, or (ii) a factor in determining the extent to which a shareholder's Social Security benefits are taxable. If the Fund purchases such securities, the portion of the Fund's dividends related thereto will not necessarily be tax exempt to an investor who is subject to the alternative minimum tax and/or tax on Social Security benefits and may cause an investor to be subject to such taxes.

     Taxable dividends derived from net investment income, together with distributions from net realized short-term securities gains and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds, paid by the Fund to a foreign investor generally are subject to U.S. nonresident withholding taxes at the rate of 30%, unless the foreign investor claims the benefit of a lower rate specified in a tax treaty. Distributions from net realized long-term securities gains paid by the Fund to a foreign investor generally will not be subject to U.S. nonresident withholding tax. However, such distributions may be subject to backup withholding, as described below, unless the foreign investor certifies his non-U.S. residency status.

     Notice as to the tax status of your dividends and distributions will be mailed to you annually. You also will receive periodic summaries of your account which will include information as to dividends and distributions from securities gains, if any, paid during the year. These statements will set forth the dollar amount of income exempt from Federal tax and the dollar amount, if any, subject to such tax. These dollar amounts will vary depending upon the size and length of time of the investor's investment in the Fund. If the Fund pays dividends derived from taxable income, it intends to designate as taxable the same percentage of the day's dividend as the actual taxable income earned on that day bears to total income earned on that day. Thus, the percentage of the dividend designated as taxable, if any, may vary from day to day.

     The exchange of shares of one fund for shares of another is treated for Federal income tax purposes as a sale of the shares given in exchange by the shareholder and, therefore, an exchanging shareholder may realize a taxable gain or loss.

     Federal regulations generally require a Fund to withhold ("backup withholding") and remit to the U.S. Treasury 31% of dividends and distributions from net realized securities gains of the Fund paid to a shareholder if such shareholder fails to certify either that the TIN furnished in connection with opening an account is correct, or that such shareholder has not received notice from the IRS of being subject to backup withholding as a result of a failure to properly report taxable dividend or interest income on a Federal income tax return. Furthermore, the IRS may notify the Fund to institute backup withholding if the IRS determines a shareholder's TIN is incorrect or if a shareholder has failed to properly report taxable dividend and interest income on a Federal income tax return.

     A TIN is either the Social Security number, IRS individual taxpayer identification number, or employer identification number of the record owner of the account. Any tax withheld as a result of backup withholding does not constitute an additional tax imposed on the record owner of the account, and may be claimed as a credit on the record owner's Federal income tax return.

     It is expected that the Fund, which has not completed its first fiscal year, will qualify as a "regulated investment company" under the Code so long as such qualification is in the best interests of its shareholders. Qualification as a regulated investment company relieves the Fund of any liability for Federal income tax to the extent its earnings are distributed in accordance with applicable provisions of the Code. The Fund is subject to a non-deductible 4% excise tax, measured with respect to certain undistributed amounts of taxable investment income and capital gains.

     You should consult your tax adviser regarding specific questions as to Federal, state and local taxes.

                                YIELD INFORMATION

     From time to time, the Fund advertises its yield and effective yield. Both yield figures are based on historical earnings and are not intended to indicate future performance. It can be expected that these yields will fluctuate substantially. The Fund's yield refers to the income generated by an investment in such Fund over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly, but, when annualized, the income earned by an investment in the Fund is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment. The Fund's yield and effective yield may reflect absorbed expenses pursuant to any undertaking that may be in effect. See "Management of the Fund."

     Tax equivalent yield is calculated by determining the pre-tax yield which, after being taxed at a stated rate would be equivalent to a stated yield or effective yield calculated as described above.

     Yield information is useful in reviewing the Fund's performance, but because yields will fluctuate, under certain conditions such information may not provide a basis for comparison with domestic bank deposits, other investments which pay a fixed yield for a stated period of time, or other investment companies which may use a different method of computing yield.

     Comparative performance information may be used from time to time in advertising or marketing Fund shares, including data from Lipper Analytical Services, Inc., Bank Rate Monitor(TM), N. Palm Beach, Fla. 33408, IBC's Money Fund Report(TM), Morningstar, Inc. and other industry publications.


                               GENERAL INFORMATION

     The Company was incorporated under Maryland law on April 2, 1982, and commenced operations on December 21, 1983. Before , 1998, the Company's name was General Municipal Money Market Fund, Inc. and, before October 6, 1990, its name was General Tax Exempt Money Market Fund, Inc. The Company is authorized to issue 20 billion shares (2 billion Class A and 2 billion Class B allocated to the Fund), par value $.01 per share.

     The Fund's shares are classified into two classes--Class A and Class B. Each share has one vote and shareholders will vote in the aggregate and not by class except as otherwise required by law.

     Unless otherwise required by the 1940 Act, ordinarily it will not be necessary for the Fund to hold annual meetings of shareholders. As a result, shareholders may not consider each year the election of Board members or the appointment of auditors. However, the holders of at least 10% of the Company's shares outstanding and entitled to vote may require the Company to hold a special meeting of shareholders for purposes of removing a Board member from office. Shareholders may remove a Board member by the affirmative vote of a majority of the Company's outstanding voting shares. In addition, the Company's Board will call a special meeting of shareholders for the purpose of electing Board members if, at any time, less than a majority of the Board members then holding office have been elected by shareholders.

The Company is a series fund, which is a mutual fund divided into separate portfolios, each of which is treated as a separate entity for certain matters under the 1940 Act and for other purposes. A shareholder of one portfolio is not deemed to be a shareholder of any other portfolio. To date, the Company's Board has authorized the creation of two series of shares. By this Prospectus, Class A shares of the Fund only are being offered. All consideration received by the Company for shares of one of the portfolios and all assets in which such consideration is invested will belong to that portfolio (subject only to the rights of creditors of the Company) and will be subject to the liabilities related thereto. The income attributable to, and the expenses of, one portfolio are treated separately from those of the other portfolio. The Company has the ability to create, from time to time, new series without shareholder approval.

     The Transfer Agent maintains a record of your ownership and sends confirmations and statements of account.

     Shareholder inquiries may be made to your Service Agent or by writing to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or by calling toll free 1-800- 242-8671. In New York City, call 1-718-895-1396; outside the U.S., call 516-794-5452.

                                    APPENDIX

INVESTMENT TECHNIQUES

BORROWING MONEY--The Fund may borrow money from banks for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of its total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the value of the Fund's total assets, the Fund will not make any additional investments.

FORWARD COMMITMENTS--The Fund may purchase Municipal Obligations and other securities on a forward commitment or when-issued basis, which means that delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable on a forward commitment or when-issued security are fixed when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund will commit to purchase such securities only with the intention of actually acquiring the securities, but the Fund may sell these securities before the settlement date if it is deemed advisable. The Fund will set aside in a segregated account permissible liquid assets at least equal at all times to the amount of the commitments.

CERTAIN PORTFOLIO SECURITIES

CERTAIN TAX EXEMPT OBLIGATIONS--The Fund may purchase floating and variable rate demand notes and bonds, which are tax exempt obligations ordinarily having stated maturities in excess of 13 months, but which permit the holder to demand payment of principal at any time or at specified intervals not exceeding 13 months, in each case upon not more than 30 days' notice. Variable rate demand notes include master demand notes which are obligations that permit the Fund to invest fluctuating amounts, at varying rates of interest, pursuant to direct arrangements between the Fund, as lender, and the borrower. These obligations permit daily changes in the amount borrowed. Frequently, such obligations are secured by letters of credit or other credit support arrangements provided by banks. Changes in the credit quality of banks and other financial institutions that provide such credit or liquidity enhancements to the Fund's portfolio securities could cause losses to the Fund and affect its share price. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value plus accrued interest. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. Each obligation purchased by the Fund will meet the quality criteria established for the purchase of Municipal Obligations.

TAX EXEMPT PARTICIPATION INTERESTS--The Fund may purchase from financial institutions participation interests in Municipal Obligations (such as industrial development bonds and municipal lease/purchase agreements). A participation interest gives the Fund an undivided interest in the Municipal Obligation in the proportion that the Fund's participation interest bears to the total principal amount of the Municipal Obligation. These instruments may have fixed, floating or variable rates of interest, with remaining maturities of 13 months or less. If the participation interest is unrated or has been given a rating below that which otherwise is permissible for purchase by the Fund, it will be backed by an irrevocable letter of credit or guarantee of a bank that the Fund's Board has determined meets prescribed quality standards for banks, or the payment obligation otherwise will be collateralized by U.S. Government securities. For certain participation interests, the Fund will have the right to demand payment, on not more than seven days' notice, for all or any part of the Fund's participation interest in the Municipal Obligation, plus accrued interest. As to these instruments, the Fund intends to exercise its right to demand payment only upon a default under the terms of the Municipal Obligation, as needed to provide liquidity to meet redemptions, or to maintain or improve the quality of its investment portfolio.

TENDER OPTION BONDS--The Fund may purchase tender option bonds. A tender option bond is a Municipal Obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the Municipal Obligation's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short- term tax exempt rate. The Dreyfus Corporation, on behalf of the Fund, will consider on an ongoing basis the creditworthiness of the issuer of the underlying Municipal Obligation, of any custodian and of the third party provider of the tender option. In certain instances and for certain tender option bonds, the option may be terminable in the event of a default in payment of principal or interest on the underlying Municipal Obligations and for other reasons.

STAND-BY COMMITMENTS--The Fund may acquire "stand-by commitments" with respect to Municipal Obligations held in its portfolio. Under a stand-by commitment, the Fund obligates a broker, dealer or bank to repurchase, at the Fund's option, specified securities at a specified price and, in this respect, stand-by commitments are comparable to put options. The exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. The Fund will acquire stand-by commitments solely to facilitate portfolio liquidity and does not intend to exercise its rights thereunder for trading purposes. The Fund may pay for stand-by commitments if such action is deemed necessary, thus increasing to a degree the cost of the underlying Municipal Obligation and similarly decreasing such security's yield to investors. Gains realized in connection with stand-by commitments will be taxable.

TAXABLE INVESTMENTS--From time to time, on a temporary basis other than for temporary defensive purposes (but not to exceed 20% of the value of the Fund's net assets) or for temporary defensive purposes, the Fund may invest in taxable short-term investments ("Taxable Investments") consisting of: notes of issuers having, at the time of purchase, a quality rating within the two highest grades of Moody's, S&P or Fitch; obligations of the U.S. Government, its agencies or instrumentalities; commercial paper rated not lower than P-2 by Moody's, A-2 by S&P or F-2 by Fitch; certificates of deposit of U.S. domestic banks, including foreign branches of domestic banks, with assets of one billion dollars or more; time deposits; bankers' acceptances and other short-term bank obligations; and repurchase agreements in respect of any of the foregoing. Dividends paid by the Fund that are attributable to income earned by the Fund from Taxable Investments will be taxable to investors. See "Dividends, Distributions and Taxes." Except for temporary defensive purposes, at no time will more than 20% of the value of the Fund's net assets be invested in Taxable Investments. If the Fund purchases Taxable Investments, it will value them using the amortized cost method and comply with the provisions of Rule 2a-7 relating to purchases of taxable instruments. When the Fund has adopted a temporary defensive position, including when acceptable Minnesota Municipal Obligations are unavailable for investment by the Fund, in excess of 35% of the Fund's net assets may be invested in securities that are not exempt from State of Minnesota income taxes. Under normal market conditions, the Fund anticipates that not more than 5% of the value of its total assets will be invested in any one category of Taxable Investments. Taxable Investments are more fully described in the Statement of Additional Information to which reference hereby is made.

ILLIQUID SECURITIES--The Fund may invest up to 10% of the value of its net assets in securities as to which a liquid trading market does not exist, provided such investments are consistent with the Fund's investment objective. Such securities may include securities that are not readily marketable, such as certain securities that are subject to legal or contractual restrictions on resale, and repurchase agreements providing for settlement in more than seven days after notice. As to these securities, the Fund is subject to a risk that should the Fund desire to sell them when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Fund's net assets could be adversely affected.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND IN THE FUND'S OFFICIAL SALES LITERATURE IN CONNECTION WITH THE OFFER OF THE FUND'S SHARES, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY STATE IN WHICH, OR TO ANY PERSON TO WHOM, SUCH OFFERING MAY NOT LAWFULLY BE MADE.

General Minnesota Municipal Money Market Fund

[LION LOGO]

CLASS B SHARES


(C)1998 Dreyfus Service Corporation

   COMBINED PROSPECTUS                                   ___________, 1998

                           GENERAL MONEY MARKET FUNDS
                                 CLASS A SHARES

          General Government Securities Money Market Fund (the "Government Money Fund"), General Money Market Fund (the "Money Fund"), General California Municipal Money Market Fund (the "California Municipal Fund"), General Minnesota Municipal Money Market Fund (the "Minnesota Municipal Fund"), General Municipal Money Market Fund (the "National Municipal Fund") and General New York Municipal Money Market Fund (the "New York Municipal Fund") are open-end management investment companies, known as money market mutual funds (each, a "Fund"). Each Fund seeks to provide you with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. In addition, each of the California Municipal Fund, the Minnesota Municipal Fund, the National Municipal Fund and the New York Municipal Fund seeks to provide current income exempt from Federal income tax and, in the case of the California Municipal Fund, exempt from State of California income taxes, in the case of the Minnesota Municipal Fund, exempt from State of Minnesota income taxes, and, in the case of the New York Municipal Fund, exempt from New York State and New York City income taxes.

          The Dreyfus Corporation professionally manages each Fund's portfolio.

          AN INVESTMENT IN THE FUNDS IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT. THERE CAN BE NO ASSURANCE THAT THE FUNDS WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

          SINCE EACH OF THE CALIFORNIA MUNICIPAL FUND, THE MINNESOTA MUNICIPAL FUND AND THE NEW YORK MUNICIPAL FUND MAY INVEST A SIGNIFICANT PORTION OF ITS ASSETS IN A SINGLE ISSUER, AN INVESTMENT IN THESE FUNDS MAY INVOLVE GREATER RISK THAN INVESTMENTS IN CERTAIN OTHER TYPES OF MONEY MARKET FUNDS.

          You can invest, reinvest or redeem shares at any time without charge or penalty imposed by a Fund.

          Fund shares may be purchased only by clients of Service Agents as described herein. By this Prospectus, each Fund is offering Class A shares. Another class of Fund shares--Class B shares--are offered by the Fund pursuant to a separate prospectus and are not offered hereby. Class A and Class B shares are identical, except as to the services offered to, and the expenses borne by, each Class which may affect performance. If you would like to obtain information about Class B shares, please write to the address or call the number set forth below.

          Each Fund is a separate investment portfolio with operations and results that are unrelated to those of each other Fund. This combined Prospectus has been prepared for your convenience to provide you the opportunity to consider six investment choices in one document.


                            -------------------------

          This Prospectus sets forth concisely information about each Fund that you should know before investing. It should be read and retained for future reference.

          The Statement of Additional Information, dated __________, 1998, which may be revised from time to time, provides a further discussion of certain areas in this Prospectus and other matters which may be of interest to some investors. It has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information regarding the funds. For a free copy of the Statement of Additional Information, write to a Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or call 1-800-645-6561. When telephoning, ask for operator 144.

                            -------------------------

          MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. MONEY MARKET MUTUAL FUND SHARES INVOLVE CERTAIN INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

                                TABLE OF CONTENTS

                                                                       Page

        Annual Fund Operating Expenses...................................
        Condensed Financial Information..................................
        Yield Information................................................
        Description of the Funds.........................................
        Management of the Funds..........................................
        How to Buy Shares................................................
        Shareholder Services.............................................
        How to Redeem Shares.............................................
        Service Plan.....................................................
        Shareholder Services Plan........................................
        Dividends, Distributions and Taxes...............................
        General Information..............................................
        Appendix.........................................................


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                         ANNUAL FUND OPERATING EXPENSES
                  (as a percentage of average daily net assets)

                                                                                 GOVERNMENT
                                                                                 MONEY FUND             MONEY FUND
Management Fees...............................................                      .50%                  .50%
12b-1 Fees....................................................                      .20%                  .20%
Other Expenses................................................                      .12%                  .18%
Total Fund Operating Expenses.................................                      .82%                  .88%

EXAMPLE:

    You would pay the following
    expenses on a $1,000 investment,
    assuming (1) 5% annual return
    and (2) redemption at the end of each
    time period:

                                 1 YEAR.........................                    $ 8                   $  9
                                 3 YEARS........................                    $ 26                  $ 28
                                 5 YEARS........................                    $ 46                  $ 49
                                 10 YEARS.......................                    $101                  $108


                                                     California            Minnesota               National              New York
                                                     Municipal             Municipal               Municipal             Municipal
                                                     Fund                  Fund                     Fund                  Fund
Management Fees.............................          .50%                   .50%                   .50%                  .50%
12b-1 Fees..................................          None                   None                   None                  None
Other Expenses..............................          .20%                   ___%                   .12%                  .16%
Total Fund Operating
  Expenses..................................          .70%                   ___%                   .62%                  .66%

EXAMPLE:

  You would pay the
  following expenses on a
  $1,000 investment, assuming (1) 5%
  annual return and (2) redemption
  at the end of each time period:

                           1 YEAR..................     $ 7                    $__                   $ 6                   $ 7
                           3 YEARS.................     $22                    $__                   $20                   $21
                           5 YEARS.................     $39                    $__                   $35                   $37
                           10 YEARS................     $87                    $__                   $77                   $82


          THE AMOUNTS LISTED IN THE EXAMPLE SHOULD NOT BE CONSIDERED AS REPRESENTATIVE OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE INDICATED. MOREOVER, WHILE THE EXAMPLE ASSUMES A 5% ANNUAL RETURN, EACH FUND'S ACTUAL PERFORMANCE WILL VARY AND MAY RESULT IN AN ACTUAL RETURN GREATER OR LESS THAN 5%.

          The purpose of the foregoing tables is to assist you in understanding the costs and expenses borne by each Fund, the payment of which will reduce investors' annual return. The information in the foregoing tables does not reflect any fee waivers or expense reimbursement arrangements that may be in effect. Other Expenses for the Minnesota Municipal Fund are based on estimated amounts for the current fiscal year. Certain Service Agents (as defined below) may charge their clients direct fees for effecting transactions in Fund shares; such fees are not reflected in the foregoing table. For a further description of the various costs and expenses incurred in the operation of the Funds, as well as expense reimbursement or waiver arrangements, see "Management of the Funds," "How to Buy Shares," "Service Plan" and "Shareholder Services Plan."

                         CONDENSED FINANCIAL INFORMATION

          The information in the following tables has been audited by ___________________, each Fund's independent auditors. Further financial data, related notes and reports of independent auditors accompany the Statement of Additional Information, available upon request.

FINANCIAL HIGHLIGHTS

          Contained below for each Fund (except the Minnesota Municipal Fund, which has not completed its first reporting period) is per share operating performance data for a Class A share outstanding, total investment return, ratios to average net assets and other supplemental data for each period indicated. This information has been derived from the Fund's financial statements.

[TO BE PROVIDED BY AMENDMENT]

                                YIELD INFORMATION

          From time to time, each Fund advertises its yield and effective yield. Both yield figures are based on historical earnings and are not intended to indicate future performance. It can be expected that these yields will fluctuate substantially. A Fund's yield refers to the income generated by an investment in Fund over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly, but, when annualized, the income earned by an investment in the Fund is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment. A Fund's yield and effective yield may reflect absorbed expenses pursuant to any undertaking that may be in effect. See "Management of the Funds."

          As to the California Municipal Fund, the Minnesota Municipal Fund, the National Municipal Fund and the New York Municipal Fund (collectively, the "Municipal Funds"), tax equivalent yield is calculated by determining the pre-tax yield which, after being taxed at a stated rate (in the case of the California Municipal Fund, the Minnesota Municipal Fund and the New York Municipal Fund, typically the highest combined Federal and California, Minnesota or New York State and New York City, respectively, personal income tax rates), would be equivalent to a stated yield or effective yield calculated as described above.

          Yield information is useful in reviewing a Fund's performance, but because yields will fluctuate, under certain conditions such information may not provide a basis for comparison with domestic bank deposits, other investments which pay a fixed yield for a stated period of time, or other investment companies which may use a different method of computing yield.

          Comparative performance information may be used from time to time in advertising or marketing Fund shares, including data from Lipper Analytical Services, Inc., Bank Rate Monitor(TM), N. Palm Beach, Fla. 33408, IBC's Money Fund Report(TM), Morningstar, Inc. and other industry publications.

                            DESCRIPTION OF THE FUNDS

INVESTMENT OBJECTIVE

          The investment objective of the Government Money Fund and the Money Fund is to provide you with as high a level of current income as is consistent with the preservation of capital and, in the case of the Government Money Fund, the maintenance of liquidity. The investment objective of the Municipal Funds is to maximize current income exempt from Federal income tax to the extent consistent with the preservation of capital and the maintenance of liquidity and, in the case of the California Municipal Fund, exempt from State of California income taxes, in the case of the Minnesota Municipal Fund, exempt from the State of Minnesota income taxes, and, in the case of the New York Municipal Fund, exempt from New York State and New York City income taxes. Each Fund's investment objective cannot be changed without approval by the holders of a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of such Fund's outstanding voting shares. There can be no assurance that a Fund's investment objective will be achieved. Each Fund pursues its investment objective in the manner described below. Securities in which a Fund invests may not earn as high a level of current income as long-term or lower quality securities which generally have less liquidity, greater market risk and more fluctuation in market value.

MANAGEMENT POLICIES

          Each Fund seeks to maintain a net asset value of $1.00 per share for purchases and redemptions. To do so, each Fund uses the amortized cost method of valuing its securities pursuant to Rule 2a-7 under the 1940 Act, which Rule includes various maturity, quality and diversification requirements, certain of which are summarized as follows. In accordance with Rule 2a-7, each Fund is required to maintain a dollar-weighted average portfolio maturity of 90 days or less, purchase only instruments having remaining maturities of 13 months or less and invest only in U.S. dollar denominated securities determined in accordance with procedures established by the Fund's Board to present minimal credit risks and, in the case of the Money Fund and each Municipal Fund, which are rated in one of the two highest rating categories for debt obligations by at least two nationally recognized statistical rating organizations (or one rating organization if the instrument was rated by only one such organization) or, if unrated, are of comparable quality as determined in accordance with procedures established by the Fund's Board. The nationally recognized statistical rating organizations currently rating instruments of the type the Money Fund and each Municipal Fund may purchase are Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Group ("S&P"), Duff & Phelps Credit Rating Co., Fitch IBCA, Inc. ("Fitch") and Thomson BankWatch, Inc., and their rating criteria are described in the "Appendix" to the Statement of Additional Information. This discussion concerning investment ratings does not apply to the Government Money Fund because it invests exclusively in U.S. Government securities and repurchase agreements in respect thereof. For further information regarding the amortized cost method of valuing securities, see "Determination of Net Asset Value" in the Statement of Additional Information. There can be no assurance a Fund will be able to maintain a stable net asset value of $1.00 per share.

          Each of the Government Money Fund, the Money Fund and the National Municipal Fund, is classified as a diversified investment company. Each of the California Municipal Fund, the Minnesota Municipal Fund and the New York Municipal Fund is classified as a non-diversified investment company.

GOVERNMENT MONEY FUND--The Fund invests in securities issued or guaranteed as to principal and interest by the U.S. Government or its agencies or instrumentalities, and repurchase agreements in respect of such securities. See "Appendix--Certain Portfolio Securities."

MONEY FUND--The Fund invests in short-term money market obligations, including securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, time deposits, certificates of deposit, bankers' acceptances and other short-term obligations issued by domestic banks, foreign subsidiaries or foreign branches of domestic banks, domestic and foreign branches of foreign banks and thrift institutions, repurchase agreements, asset-backed securities, and high quality domestic and foreign commercial paper and other short-term corporate obligations, including those with floating or variable rates of interest. The Fund may invest in U.S. dollar denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities, including obligations of supranational entities. See "Appendix--Certain Portfolio Securities." During normal market conditions, at least 25% of the value of the Fund's total assets will be invested in bank obligations. See "Investment Considerations and Risks" below.

NATIONAL MUNICIPAL FUND--The Fund will invest at least 80% of the value of its net assets (except when maintaining a temporary defensive position) in Municipal Obligations. Municipal Obligations are debt obligations issued by states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities, or multistate agencies or authorities, the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal income tax. Municipal Obligations generally include debt obligations issued to obtain funds for various public purposes as well as certain industrial development bonds issued by or on behalf of public authorities. Municipal Obligations bear fixed, floating or variable rates of interest. See "Appendix--Certain Portfolio Securities."

          From time to time, the Fund may invest more than 25% of the value of its total assets in industrial development bonds which, although issued by industrial development authorities, may be backed only by the assets and revenues of the non-governmental users. Interest on Municipal Obligations (including certain industrial development bonds) which are specified private activity bonds, as defined in the Internal Revenue Code of 1986, as amended (the "Code"), issued after August 7, 1986, while exempt from Federal income tax, is a preference item for the purpose of the alternative minimum tax. Where a regulated investment company receives such interest, a proportionate share of any exempt-interest dividend paid by the investment company may be treated as such a preference item to shareholders. The Fund may invest without limitation in such Municipal Obligations if The Dreyfus Corporation determines that their purchase is consistent with the Fund's investment objective.

          From time to time, on a temporary basis other than for temporary defensive purposes (but not to exceed 20% of the value of the Fund's net assets) or for temporary defensive purposes, the Fund may invest in taxable money market instruments ("Taxable Investments") of the quality described under "Appendix--Certain Portfolio Securities--Taxable Investments."

CALIFORNIA MUNICIPAL FUND--The Fund's management policies are identical to those of the National Municipal Fund, except that, under normal circumstances, at least 65% of the value of the Fund's net assets will be invested in debt securities of the State of California, its political subdivisions, authorities and corporations, the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal and State of California personal income taxes (collectively, "California Municipal Obligations"). The remainder of the Fund's assets may be invested in securities that are not California Municipal Obligations and therefore may be subject to California income taxes. To the extent acceptable California Municipal Obligations are at any time unavailable for investment by the Fund, the Fund will invest temporarily in other Municipal Obligations which may be subject to State of California income tax and in Taxable Investments. See "Investment Considerations and Risks--Investing in California Municipal Obligations" below, "Dividends, Distributions and Taxes" and "Appendix--Certain Portfolio Securities."

MINNESOTA MUNICIPAL FUND--The Fund's management policies are identical to those of the National Municipal Fund, except that, under normal circumstances, at least 65% of the value of the Fund's net assets will be invested in debt securities of the State of Minnesota, its political subdivisions, authorities and corporations, the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal and State of Minnesota personal income taxes (collectively, "Minnesota Municipal Obligations"). The remainder of the Fund's assets may be invested in securities that are not Minnesota Municipal Obligations and therefore may be subject to Minnesota income taxes. To the extent acceptable Minnesota Municipal Obligations are at any time unavailable for investment by the Fund, the Fund will invest temporarily in other Municipal Obligations which may be subject to State of Minnesota income tax and in Taxable Investments. See "Investment Considerations and Risks--Investing in Minnesota Municipal Obligations" below, "Dividends, Distributions and Taxes" and "Appendix--Certain Portfolio Securities."

NEW YORK MUNICIPAL FUND--The Fund's management policies are identical to those of the National Municipal Fund, except that, under normal circumstances, at least 65% of the value of the Fund's net assets will be invested in debt securities of the State of New York, its political subdivisions, authorities and corporations, the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal, New York State and New York City income taxes (collectively, "New York Municipal Obligations"). The remainder of the Fund's assets may be invested in securities that are not New York Municipal Obligations and therefore may be subject to New York State and New York City income taxes. To the extent acceptable New York Municipal Obligations are at any time unavailable for investment by the Fund, the Fund will invest temporarily in other Municipal Obligations which may be subject to New York State and New York City income taxes and in Taxable Investments. See "Investment Considerations and Risks--Investing in New York Municipal Obligations" below, "Dividends, Distributions and Taxes" and "Appendix--Certain Portfolio Securities."

 INVESTMENT CONSIDERATIONS AND RISKS

GENERAL--Each Fund attempts to increase yields by trading to take advantage of short-term market variations. This policy is expected to result in high portfolio turnover but should not adversely affect a Fund since each Fund usually does not pay brokerage commissions when it purchases short-term debt obligations, including U.S. Government securities. The value of the portfolio securities held by each Fund will vary inversely to changes in prevailing interest rates. Thus, if interest rates have increased from the time a security was purchased, such security, if sold, might be sold at a price less than its cost. Similarly, if interest rates have declined from the time a security was purchased, such security, if sold, might be sold at a price greater than its purchase cost. In either instance, if the security was purchased at face value and held to maturity, no gain or loss would be realized.

BANK SECURITIES (MONEY FUND ONLY)--To the extent the Fund's investments are concentrated in the banking industry, the Fund will have correspondingly greater exposure to the risk factors which are characteristic of such investments. Sustained increases in interest rates can adversely affect the availability or liquidity and cost of capital funds for a bank's lending activities, and a deterioration in general economic conditions could increase the exposure to credit losses. In addition, the value of and the investment return on the Fund's shares could be affected by economic or regulatory developments in or related to the banking industry, which industry also is subject to the effects of competition within the banking industry as well as with other types of financial institutions. The Fund, however, will seek to minimize its exposure to such risks by investing only in debt securities which are determined to be of high quality.

FOREIGN SECURITIES (MONEY FUND ONLY)--Since the Fund's portfolio may contain securities issued by foreign governments, or any of their political subdivisions, agencies or instrumentalities, and by foreign subsidiaries and foreign branches of domestic banks, domestic and foreign branches of foreign banks, and commercial paper issued by foreign issuers, the Fund may be subject to additional investment risks with respect to those securities that are different in some respects from those incurred by a fund which invests only in debt obligations of U.S. domestic issuers, although such obligations may be higher yielding when compared to the securities of U.S. domestic issuers. Such risks include possible future political and economic developments, seizure or nationalization of foreign deposits, imposition of foreign withholding taxes on interest income payable on the securities, establishment of exchange controls or adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on these securities.

INVESTING IN MUNICIPAL OBLIGATIONS (MUNICIPAL FUNDS)--Each of the Municipal Funds may invest more than 25% of the value of its total assets in Municipal Obligations which are related in such a way that an economic, business or political development or change affecting one such security also would affect the other securities; for example, securities the interest upon which is paid from revenues of similar types of projects. As a result, each of these Funds may be subject to greater risk as compared to a fund that does not follow this practice.

          Certain municipal lease/purchase obligations in which each of the Municipal Funds may invest may contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease/purchase obligations are secured by the leased property, disposition of the leased property in the event of foreclosure might prove difficult. In evaluating the credit quality of a municipal lease/purchase obligation that is unrated, The Dreyfus Corporation will consider, on an ongoing basis, a number of factors including the likelihood that the issuing municipality will discontinue appropriating funding for the leased property.

          Certain provisions in the Code relating to the issuance of Municipal Obligations may reduce the volume of Municipal Obligations qualifying for Federal tax exemption. One effect of these provisions could be to increase the cost of the Municipal Obligations available for purchase by the Fund and thus reduce available yield. Shareholders should consult their tax advisers concerning the effect of these provisions on an investment in any of the Municipal Funds. Proposals that may restrict or eliminate the income tax exemption for interest on Municipal Obligations may be introduced in the future. If any such proposal were enacted that would reduce the availability of Municipal Obligations for investment by the Municipal Funds so as to adversely affect Fund shareholders, each Municipal Fund would reevaluate its investment objective and policies and submit possible changes in the Fund's structure to shareholders for their consideration. If legislation were enacted that would treat a type of Municipal Obligation as taxable, the Municipal Funds would treat such security as a permissible Taxable Investment within the applicable limits set forth herein.

INVESTING IN CALIFORNIA MUNICIPAL OBLIGATIONS (CALIFORNIA MUNICIPAL FUND
ONLY)--Since the California Municipal Fund is concentrated in securities issued by California or entities within California, an investment in the Fund may involve greater risk than investments in certain other types of money market funds. You should consider carefully the special risks inherent in investing principally in California Municipal Obligations. These risks result from certain amendments to the California Constitution and other statutes that limit the taxing and spending authority of California governmental entities, as well as from the general financial condition of the State of California. A severe recession from 1990 through fiscal 1994 reduced revenues and increased expenditures for social welfare programs, resulting in a period of budget imbalance. During this period, expenditures exceeded revenues in four out of six years, and the State accumulated and sustained a budget deficit in its budget reserve, the Special Fund for Economic Uncertainties, approaching $2.8 billion at its peak at June 30, 1993. By the 1993-94 fiscal year, the accumulated budget deficit was so large that it was impractical to budget to retire it in one year, so a two-year program was implemented, using the issuance of revenue anticipation warrants to carry a portion of the deficit over the end of the fiscal year. When the economy failed to recover sufficiently, a second two-year plan was implemented in 1994-95, again using cross-fiscal year revenue anticipation warrants to partly finance the deficit into the 1995-96 fiscal year. As a consequence of the accumulated budget deficits, the State's cash resources available to pay its ongoing obligations were significantly reduced causing the State to rely increasingly on external debt markets to meet its cash needs. Future budget problems or a deterioration in California's general financial condition may have the effect of impairing the ability of the issuers of California Municipal Obligations to pay interest on, or repay the principal of, such California Municipal Obligations. You should obtain and review a copy of the Statement of Additional Information which more fully sets forth these and other risk factors.

INVESTING IN MINNESOTA MUNICIPAL OBLIGATIONS (MINNESOTA MUNICIPAL FUND
ONLY)--Since the Minnesota Municipal Fund is concentrated in securities issued by Minnesota or entities within Minnesota, an investment in the Fund may involve greater risk than investments in certain other types of money market funds. You should consider carefully the special risks inherent in investing principally in Minnesota Municipal Obligations. These risks result from the financial condition of the State of Minnesota and its municipalities. The structure of Minnesota's economy parallels the structure of the United States' economy as a whole when viewed at a highly aggregated level of detail. Diversity and a significant natural resource base are two important characteristics of the State's economy. However, the State of Minnesota experienced financial difficulties in the early 1980s because of a downturn in the State's economy resulting from the national recession. More recently, real growth has been equal to or greater than national growth. There can be no assurance that the financial problems referred to or similar future problems will not affect the market value or marketability of Minnesota Municipal Obligations or the ability of the issuer thereof to pay interest or principal thereon. You should obtain and review a copy of the Statement of Additional Information which more fully sets forth these and other risk factors.

INVESTING IN NEW YORK MUNICIPAL OBLIGATIONS (NEW YORK MUNICIPAL FUND
ONLY)--Since the New York Municipal Fund is concentrated in securities issued by New York or entities within New York, an investment in the Fund may involve greater risk than investments in certain other types of money market funds. You should consider carefully the special risks inherent in investing principally in New York Municipal Obligations. These risks result from the financial condition of New York State, certain of its public bodies and municipalities, and New York City. Beginning in early 1975, New York State, New York City and other New York State entities faced serious financial difficulties which jeopardized the credit standing and impaired the borrowing abilities of such entities and contributed to high interest rates on, and lower market prices for, debt obligations issued by them. A recurrence of such financial difficulties or a failure of certain financial recovery programs could result in defaults or declines in the market values of various New York Municipal Obligations in which the Fund may invest. If there should be a default or other financial crisis relating to New York State, New York City, a State or City agency, or a State municipality, the market value and marketability of outstanding New York Municipal Obligations in the Fund's portfolio and the interest income to the Fund could be adversely affected. Moreover, the national recession and the significant slowdown in the New York and regional economies in the early 1990's added substantial uncertainty to estimates of the State's tax revenues, which, in part, caused the State to incur cash-basis operating deficits in the General Fund and issue deficit notes during the fiscal periods 1989 through 1992. New York State's financial operations have improved, however, during recent fiscal years. For its fiscal years 1993 through 1997, the State recorded balanced budgets on a cash basis, with positive fund balances in the General Fund. New York State ended its 1996-97 fiscal year on March 31, 1997 in balance on a cash basis, with a cash surplus in the General Fund of approximately $1.4 billion. There can be no assurance that New York State will not face substantial potential budget gaps in future years. You should obtain and review a copy of the Statement of Additional Information which more fully sets forth these and other risk factors.

NON-DIVERSIFIED STATUS (CALIFORNIA MUNICIPAL FUND, MINNESOTA MUNICIPAL FUND AND NEW YORK MUNICIPAL FUND)--The classification of each of these Funds as a "non-diversified" investment company means that the proportion of the Fund's assets that may be invested in the securities of a single issuer is not limited by the 1940 Act. A "diversified" investment company is required by the 1940 Act generally, with respect to 75% of its total assets, to invest not more than 5% of such assets in the securities of a single issuer. Since a relatively high percentage of each of these Funds' assets may be invested in the obligations of a limited number of issuers, the Fund's portfolio may be more sensitive to changes in the market value of a single issuer. However, to meet Federal tax requirements, at the close of each quarter each Fund may not have more than 25% of its total assets invested in any one issuer and, with respect to 50% of total assets, not more than 5% of its total assets invested in any one issuer. These limitations do not apply to U.S. Government securities.

SIMULTANEOUS INVESTMENTS--Investment decisions for each Fund are made independently from those of other investment companies advised by The Dreyfus Corporation. If, however, such other investment companies desire to invest in, or dispose of, the same securities as a Fund, available investments or opportunities for sales will be allocated equitably to each investment company. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund.

YEAR 2000 RISKS--Like other mutual funds, financial and business organizations and individuals around the world, each Fund could be adversely affected if the computer systems used by The Dreyfus Corporation and the Fund's other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Dreyfus Corporation is taking steps to address the Year 2000 Problem with respect to the computer systems that it uses and to obtain assurances that comparable steps are being taken by the Funds' other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact on a Fund.

                             MANAGEMENT OF THE FUNDS

INVESTMENT ADVISER--The Dreyfus Corporation, located at 200 Park Avenue, New York, New York 10166, was formed in 1947 and serves as each Fund's investment adviser. The Dreyfus Corporation is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Bank Corporation ("Mellon"). As of __________, 1998, The Dreyfus Corporation managed or administered approximately $__ billion in assets for approximately __ million investor accounts nationwide.

          The Dreyfus Corporation supervises and assists in the overall management of each Fund's affairs under separate Management Agreements related to each Fund, subject to the authority of the Board in accordance with applicable law.

          Mellon is a publicly owned multibank holding company incorporated under Pennsylvania law in 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. Mellon provides a comprehensive range of financial products and services in domestic and selected international markets. Mellon is among the twenty-five largest bank holding companies in the United States based on total assets. Mellon's principal wholly-owned subsidiaries are Mellon Bank, N.A., Mellon Bank (DE) National Association, Mellon Bank (MD), The Boston Company, Inc., AFCO Credit Corporation and a number of companies known as Mellon Financial Services Corporations. Through its subsidiaries, including The Dreyfus Corporation, Mellon managed more than $____ billion in assets as of _________, 199_, including approximately $___ billion in proprietary mutual fund assets. As of _________, 199_, Mellon, through various subsidiaries, provided non-investment services, such as custodial or administration services, for more than $___ trillion in assets, including approximately $___ billion in mutual fund assets.

          For the fiscal year ended November 30, 1997, each Fund (except the Minnesota Municipal Fund, which has not completed its first fiscal year) paid The Dreyfus Corporation a monthly management fee at the effective annual rate of
 .50 of 1% of the value of the Fund's average daily net assets. From time to time, The Dreyfus Corporation may waive receipt of its fees and/or voluntarily assume certain expenses of a Fund, which would have the effect of lowering the expense ratio of such Fund and increasing yield to investors. No Fund will pay The Dreyfus Corporation at a later time for any amounts it may waive, nor will a Fund reimburse The Dreyfus Corporation for any amounts it may assume.

          In allocating brokerage transactions, The Dreyfus Corporation seeks to obtain the best execution of orders at the most favorable net price. Subject to this determination, The Dreyfus Corporation may consider, among other things, the receipt of research services and/or the sale of shares of a Fund or other funds managed, advised or administered by The Dreyfus Corporation as factors in the selection of broker-dealers to execute portfolio transactions for each Fund. See "Portfolio Transactions" in the Statement of Additional Information.

EXPENSES---All expenses incurred in the operation of a Fund are borne by the Fund, except to the extent specifically assumed by The Dreyfus
Corporation. The expenses borne by a Fund include: organizational costs, taxes, interest, brokerage fees and commissions, if any, fees of Board members who are not officers, directors, employees or holders of 5% of more of the outstanding voting securities of The Dreyfus Corporation or any of its affiliates, Securities and Exchange Commission fees, state Blue Sky qualification fees, advisory fees, charges of registrars and custodians, transfer and dividend disbursing agents' fees, outside auditing and legal expenses, costs of maintaining the Fund's existence, costs attributable to investor services, costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders, costs of shareholders' reports and meetings, and any extraordinary expenses. See "General Information."

          The Dreyfus Corporation may pay the Funds' distributor for shareholder services from The Dreyfus Corporation's own assets, including past profits but not including the management fee paid by the Funds. The Funds' distributor may use part or all of such payments to pay Service Agents in respect of these services.

DISTRIBUTOR--Each Fund's distributor is Premier Mutual Fund Services, Inc. (the "Distributor"), located at 60 State Street, Boston, Massachusetts 02109. The Distributor's ultimate parent is Boston Institutional Group, Inc.

TRANSFER AND DIVIDEND DISBURSING AGENT AND CUSTODIAN--Dreyfus Transfer, Inc., a wholly-owned subsidiary of The Dreyfus Corporation, P.O. Box 9671, Providence, Rhode Island 02940-9671, is each Fund's Transfer and Dividend Disbursing Agent (the "Transfer Agent"). The Bank of New York, 90 Washington Street, New York, New York 10286, is each Fund's Custodian.

                                HOW TO BUY SHARES

          Each Fund's shares may be purchased only by clients of certain financial institutions (which may include banks), securities dealers ("Selected Dealers"), and other industry professionals such as investment advisers, accountants and estate planning firms (collectively, "Service Agents") that have entered into service agreements with the Distributor. For shareholders who purchase Fund shares from the Distributor, the Distributor will act as Service Agent. Stock certificates are issued only upon your written request. No certificates are issued for fractional shares. It is not recommended that the Municipal Funds be used as a vehicle for Keogh, IRA or other qualified plans. Each Fund reserves the right to reject any purchase order.

          The minimum initial investment in each Fund is $2,500, or $1,000 if you are a client of a Service Agent which maintains an omnibus account in the relevant Fund and has made an aggregate minimum initial purchase in the Fund for its customers of $2,500. Subsequent investments must be at least $100. For the Government Money Fund and the Money Fund, however, the minimum initial investment is $750 for Dreyfus-sponsored Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs and rollover
IRAs) and 403(b)(7) Plans with only one participant and $500 for Dreyfus-sponsored Education IRAs, with no minimum for subsequent purchases. The initial investment must be accompanied by the Account Application. For full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries, directors of The Dreyfus Corporation, Board members of a fund advised by The Dreyfus Corporation, including members of each Fund's Board, or the spouse or minor child of any of the foregoing, the minimum initial investment is $1,000. For full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries who elect to have a portion of their pay directly deposited into their Fund accounts, the minimum initial investment is $50. The Government Money Fund and the Money Fund reserve the right to offer Fund shares without regard to minimum purchase requirements to employees participating in certain qualified and non-qualified employee benefit plans or other programs where contributions or account information can be transmitted in a manner and form acceptable to such Fund. Each Fund reserves the right to vary further the initial and subsequent investment minimum requirements at any time.

          You may purchase Fund shares by check or wire. Checks should be made payable to "The Dreyfus Family of Funds" or, if for Dreyfus retirement plan accounts with respect to the Government Money Fund and the Money Fund, to "The Dreyfus Trust Company, Custodian." Payments to open new accounts which are mailed should be sent to The Dreyfus Family of Funds, P.O. Box 9387, Providence, Rhode Island 02940-9387, together with your Account Application indicating that Class A shares are being purchased. For subsequent investments, your Fund account number should appear on the check and an investment slip should be enclosed and sent to The Dreyfus Family of Funds, P.O. Box 105, Newark, New Jersey 07101-0105. For Dreyfus retirement plan accounts, both initial and subsequent investments should be sent to The Dreyfus Trust Company, Custodian, P.O. Box 6427, Providence, Rhode Island 02940-6427. Neither initial nor subsequent investments should be made by third party check. Purchase orders may be delivered in person only to a Dreyfus Financial Center. THESE ORDERS WILL BE FORWARDED TO THE RELEVANT FUND AND WILL BE PROCESSED ONLY UPON RECEIPT THEREBY. For the location of the nearest Dreyfus Financial Center, please call one of the telephone numbers listed under "General Information." Other purchase procedures may be in effect for clients of certain Service Agents.

          Wire payments may be made, if your bank account is in a commercial bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York together with the applicable Fund's DDA# as shown below, for purchase of Fund shares in your name:

                  DDA # 8900052414/General Government Securities Money
                    Market Fund, Inc.
                  DDA # 8900051957/General Money Market Fund, Inc.
                  DDA # 8900052163/General California Municipal Money
                    Market Fund
                  DDA # 89000_____/General Minnesota Municipal Money
                    Market Fund
                  DDA # 8900052376/General Municipal Money Market Fund DDA # 8900052171/General New York Municipal Money
                    Market Fund

The wire must include your Fund account number (for new accounts, your Taxpayer Identification Number ("TIN") should be included instead), account registration and dealer number, if applicable, and must indicate the Class of shares being purchased. If your initial purchase of Fund shares is by wire, please call 1-800-645-6561 after completing your wire payment to obtain your Fund account number. Please include your Fund account number on the Account Application and promptly mail the Account Application to the Fund, as no redemptions will be permitted until the Account Application is received. You may obtain further information about remitting funds in this manner from your bank. All payments should be made in U.S. dollars and, to avoid fees and delays, should be drawn only on U.S. banks. A charge will be imposed if any check used for investment in your account does not clear. Each Fund makes available to certain large institutions the ability to issue purchase instructions through compatible computer facilities.

          Fund shares also may be purchased through Dreyfus-AUTOMATIC Asset Builder(R), the Government Direct Deposit Privilege or the Payroll Savings Plan described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

          Subsequent investments also may be made by electronic transfer of funds from an account maintained in a bank or other domestic financial institution that is an Automated Clearing House member. You must direct the institution to transmit immediately available funds through the Automated Clearing House to The Bank of New York with instructions to credit your Fund account. The instructions must specify your Fund account registration and your Fund account number PRECEDED BY THE DIGITS "1111."

          Service Agents may receive different levels of compensation for selling different Classes of shares. Management understands that some Service Agents may impose certain conditions on their clients which are different from those described in this Prospectus and, to the extent permitted by applicable regulatory authority, may charge their clients direct fees. You should consult your Service Agent in this regard.

          Fund shares are sold on a continuous basis at the net asset value per share next determined after an order in proper form and Federal Funds (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve Bank) are received by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund in written or telegraphic form. If you do not remit Federal Funds, your payment must be converted into Federal Funds. This usually occurs within one business day of receipt of a bank wire and within two business days of receipt of a check drawn on a member bank of the Federal Reserve System. Checks drawn on banks which are not members of the Federal Reserve System may take considerably longer to convert into Federal Funds. Prior to receipt of Federal Funds, your money will not be invested.

          Net asset value per share of each Class is computed by dividing the value of the Fund's net assets represented by such Class (i.e., the value of its assets less liabilities) by the total number of shares of such Class outstanding. See "Determination of Net Asset Value" in the Statement of Additional Information.

          Federal regulations require that you provide a certified TIN upon opening or reopening an account. See "Dividends, Distributions and Taxes" and the Account Application for further information concerning this requirement. Failure to furnish a certified TIN to a Fund could subject you to a $50 penalty imposed by the Internal Revenue Service (the "IRS").

GOVERNMENT MONEY FUND AND MONEY FUND--Each of these Funds determines its net asset value per share twice each day the New York Stock Exchange or the Transfer Agent is open for business: as of 5:00 p.m., New York time, and as of 8:00 p.m., New York time.

          If your payments are received in or converted into Federal Funds by 12:00 Noon, New York time, by the Transfer Agent on a business day, you will receive the dividend declared that day. If your payments are received in or converted into Federal Funds after 12:00 Noon, New York time, by the Transfer Agent, you will begin to accrue dividends on the following business day.

          Qualified institutions may telephone orders for purchase of Fund shares of each of these Funds. A telephone order placed with the Distributor or its designee in New York will become effective at the price determined at 5:00 p.m., New York time, and the shares purchased will receive the dividend on Fund shares declared on that day, if such order is placed with the Distributor or its designee in New York by 5:00 p.m., New York time, and Federal Funds are received by 6:00 p.m., New York time, on that day. A telephone order placed with the Distributor or its designee in New York after 5:00 p.m., New York time, but by 8:00 p.m., New York time, on a given day will become effective at the price determined at 8:00 p.m., New York time, on that day, and the shares purchased will begin to accrue dividends on the next business day, if Federal Funds are received by 11:00 a.m., New York time, on the next business day.

          The Distributor may pay dealers a fee of up to .5% of the amount invested through such dealers in each Fund's shares by employees participating in qualified or non-qualified employee benefit plans or other programs where (i) the employers or affiliated employers maintaining such plans or programs have a minimum of 250 employees eligible for participation in such plans or programs, or (ii) such plan's or program's aggregate investment in the Dreyfus Family of Funds or certain other products made available by the Distributor to such plans or programs exceeds $1,000,000 ("Eligible Benefit Plans"). Shares of funds in the Dreyfus Family of Funds then held by Eligible Benefit Plans will be aggregated to determine the fee payable. The Distributor reserves the right to cease paying these fees at any time. The Distributor will pay such fees from its own funds, other than amounts received from the Fund, including past profits or any other source available to it.

MUNICIPAL FUNDS--Each Municipal Fund determines its net asset value per share twice each day the New York Stock Exchange or the Transfer Agent is open for business: as of 12:00 Noon, New York time, and as of 8:00 p.m., New York time.

          If your payments are received in or converted into Federal Funds by 12:00 Noon, New York time, on a business day, you will receive the dividend declared that day. If your payments are received in or converted into Federal Funds after 12:00 Noon, New York time, you will begin to accrue dividends on the following business day.

          Qualified institutions may telephone orders for purchase of shares of each of these Funds. A telephone order placed with the Distributor or its designee in New York will become effective at the price determined at 12:00 Noon, New York time, on a given day, and the shares purchased will receive the dividend on Fund shares declared on that day, if the telephone order is placed with the Distributor or its designee by 12:00 Noon, New York time, and Federal Funds are received by 4:00 p.m., New York time, on that day. A telephone order placed with the Distributor or its designee after 12:00 Noon, New York time, but by 8:00 p.m., New York time, on a given day will become effective at the price determined at 8:00 p.m., New York time, on that day, and the shares purchased will begin to accrue dividends on the next business day, if Federal Funds are received by 11:00 a.m., New York time, on the next business day.

TELETRANSFER PRIVILEGE (CALIFORNIA MUNICIPAL FUND, MINNESOTA MUNICIPAL
FUND AND NEW YORK MUNICIPAL FUND ONLY)--You may purchase shares (minimum $500, maximum $150,000 per day) by telephone if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and your Fund account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House member may be so designated. Each of these Funds may modify or terminate this Privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated.

          If you have selected the TELETRANSFER Privilege, you may request a TELETRANSFER purchase of shares by calling 1-800-645-6561 or, if you are calling from overseas, call 516-794-5452.

                              SHAREHOLDER SERVICES

          The services and privileges described under this heading may not be available to clients of certain Service Agents and some Service Agents may impose certain conditions on their clients which are different from those described in this Prospectus. You should consult your Service Agent in this regard. In addition, use of the privileges noted below may require that the proper forms and information be filed with and processed by the Transfer Agent.

FUND EXCHANGES--Clients of certain Service Agents may purchase, in exchange for shares of a Fund, shares of certain other funds managed or administered by The Dreyfus Corporation, to the extent such shares are offered for sale in the client's state of residence. These funds have different investment objectives which may be of interest to you. If you desire to use this service, you should consult your Service Agent or call 1-800-645-6561 to determine if it is available and whether any conditions are imposed on its use.

          To request an exchange, you or your Service Agent acting on your behalf must give exchange instructions to the Transfer Agent in writing or by telephone. Before any exchange, you must obtain and should review a copy of the current prospectus of the fund into which the exchange is being made. Prospectuses may be obtained by calling 1-800-645-6561. Except in the case of personal retirement plans, the shares being exchanged must have a current value of at least $500; furthermore, when establishing a new account by exchange, the shares being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made. The ability to issue exchange instructions by telephone is given to shareholders of each Fund automatically, unless you check the applicable "No" box on the Account Application, indicating that you specifically refuse this Privilege. The Telephone Exchange Privilege may be established for an existing account by written request signed by all shareholders on the account, by a separate signed Shareholder Services Form, available by calling 1-800-645-6561, or by oral request from any of the authorized signatories on the account by calling 1-800-645-6561. If you have established the Telephone Exchange Privilege, you may telephone exchange instructions (including over The Dreyfus Touch(R) automated telephone system) by calling 1-800-645-6561. If you are calling from overseas, call 516-794-5452. See "How to Redeem Shares--Procedures." Upon an exchange into a new account, the following shareholder services and privileges, as applicable and where available, will be automatically carried over to the fund into which the exchange is made: Telephone Exchange Privilege, Check Redemption Privilege, Wire Redemption Privilege, Telephone Redemption Privilege, TELETRANSFER Privilege, and the dividend/capital gain distribution option (except for Dividend Sweep) selected by the investor.

          Shares will be exchanged at the next determined net asset value; however, a sales load may be charged with respect to exchanges into funds sold with a sales load. If you are exchanging into a fund that charges a sales load, you may qualify for share prices which do not include the sales load or which reflect a reduced sales load, if the shares you are exchanging were: (a) purchased with a sales load, (b) acquired by a previous exchange from shares purchased with a sales load, or (c) acquired through reinvestment of dividends or distributions paid with respect to the foregoing categories of shares. To qualify, at the time of the exchange you must notify the Transfer Agent or your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your holdings through a check of appropriate records. See "Shareholder Services" in the Statement of Additional Information. No fees currently are charged shareholders directly in connection with exchanges, although each Fund reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal administrative fee in accordance with rules promulgated by the Securities and Exchange Commission. Each Fund reserves the right to reject any exchange request in whole or in part. The availability of Fund Exchanges may be modified or terminated at any time upon notice to shareholders. See "Dividends, Distributions and Taxes."

DREYFUS AUTO-EXCHANGE PRIVILEGE--Dreyfus Auto-Exchange Privilege enables you to invest regularly (on a semi-monthly, monthly, quarterly or annual basis), in exchange for shares of a Fund, in shares of certain other funds in the Dreyfus Family of Funds of which you are a shareholder. The amount you designate, which can be expressed either in terms of a specific dollar or share amount ($100 minimum), will be exchanged automatically on the first and/or fifteenth of the month according to the schedule you have selected. Shares will be exchanged at the then-current net asset value; however, a sales load may be charged with respect to exchanges into funds sold with a sales load. See "Shareholder Services" in the Statement of Additional Information. The right to exercise this Privilege may be modified or canceled by the Fund or the Transfer Agent. You may modify or cancel your exercise of this Privilege at any time by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. Each Fund may charge a service fee for the use of this Privilege. No such fee currently is contemplated. For more information concerning this Privilege and the funds in the Dreyfus Family of Funds eligible to participate in this Privilege, or to obtain an Auto-Exchange Authorization Form, please call toll free 1-800-645-6561. See "Dividends, Distributions and Taxes."

DREYFUS-AUTOMATIC ASSET BUILDER(R)--Dreyfus-AUTOMATIC Asset Builder permits you to purchase Fund shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Fund shares are purchased by transferring funds from the bank account designated by you. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. To establish a Dreyfus-AUTOMATIC Asset Builder account, you must file an authorization form with the Transfer Agent. You may obtain the necessary authorization form from your Service Agent or by calling 1-800-645-6561. You may cancel your participation in this Privilege or change the amount of your purchase at any time by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671, or, if for Dreyfus retirement plan accounts, to The Dreyfus Trust Company, Custodian, P.O. Box 6427, Providence, Rhode Island 02940-6427, and the notification will be effective three business days following receipt. Each Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

GOVERNMENT DIRECT DEPOSIT PRIVILEGE--The Government Direct Deposit Privilege enables you to purchase Fund shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans', military or other payments from the Federal government, automatically deposited into your Fund account. You may deposit as much of such payments as you elect. To enroll in Government Direct Deposit, you must file with the Transfer Agent a completed Direct Deposit Sign-Up Form for each type of payment that you desire to include in this Privilege. The appropriate form may be obtained from your Service Agent or by calling 1-800-645-6561. Death or legal incapacity will terminate your participation in this Privilege. You may elect at any time to terminate your participation by notifying in writing the appropriate Federal agency. Further, a Fund may terminate your participation upon 30 days' notice to you.

PAYROLL SAVINGS PLAN--The Payroll Savings Plan permits you to purchase Fund shares (minimum of $100 per transaction) automatically on a regular basis. Depending upon your employer's direct deposit program, you may have part or all of your paycheck transferred to your existing Dreyfus account electronically through the Automated Clearing House system at each pay period. To establish a Payroll Savings Plan account, you must file an authorization form with your employer's payroll department. Your employer must complete the reverse side of the form and return it to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. You may obtain the necessary authorization form by calling 1-800-645-6561. You may change the amount of purchase or cancel the authorization only by written notification to your employer. It is the sole responsibility of your employer, not the Distributor, The Dreyfus Corporation, the Fund, the Transfer Agent or any other person, to arrange for transactions under the Payroll Savings Plan. Each Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

DIVIDEND OPTIONS--Dividend Sweep enables you to invest automatically dividends or dividends and capital gain distributions, if any, paid by a Fund in shares of another fund in the Dreyfus Family of Funds of which you are a shareholder. Shares of the other fund will be purchased at the then-current net asset value; however, a sales load may be charged with respect to investments in shares of a fund sold with a sales load. If you are investing in a fund that charges a sales load, you may qualify for share prices which do not include the sales load or which reflect a reduced sales load. If you are investing in a fund that charges a contingent deferred sales charge, the shares purchased will be subject to the contingent deferred sales charge, if any, applicable to the purchased shares. See "Shareholder Services" in the Statement of Additional Information. Dividend ACH permits you to transfer electronically dividends or dividends and capital gain distributions, if any, from a Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. Banks may charge a fee for this service.

          For more information concerning these privileges or to request a Dividend Options Form, please call toll free 1-800-645-6561. You may cancel these privileges by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. To select a new fund after cancellation, you must submit a new Dividend Options Form. Enrollment in or cancellation of these privileges is effective three business days following receipt. These privileges are available only for existing accounts and may not be used to open new accounts. Minimum subsequent investments do not apply for Dividend Sweep. Each Fund may modify or terminate these privileges at any time or charge a service fee. No such fee currently is contemplated. Shares held under Keogh Plans or IRAs are not eligible for Dividend Sweep.

QUARTERLY DISTRIBUTION PLAN--The Quarterly Distribution Plan permits you to receive quarterly payments from a Fund consisting of proceeds from the redemption of shares purchased for your account through the automatic reinvestment of dividends declared on your account during the preceding calendar quarter. You may open a Quarterly Distribution Plan by submitting a request to the Transfer Agent. The Quarterly Distribution Plan may be ended at any time by you, the Fund or the Transfer Agent. Shares for which certificates have been issued must be presented before redemption under the Quarterly Distribution Plan.

AUTOMATIC WITHDRAWAL PLAN--The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if you have a $5,000 minimum account. An Automatic Withdrawal Plan may be established by filing an Automatic Withdrawal Plan application with the Transfer Agent or by oral request from any of the authorized signatories on the account by calling 1-800-645-6561. The Automatic Withdrawal Plan may be ended at any time by you, the Fund or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.

RETIREMENT PLANS (GOVERNMENT MONEY FUND AND MONEY FUND ONLY)-- Each of these Funds offers a variety of pension and profit-sharing plans, including Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs, rollover IRAs and Education IRAs), 401(k) Salary Reduction Plans and 403(b)(7) Plans. Plan support services also are available. You can obtain details on the various plans by calling the following numbers toll free: for Keogh Plans, please call 1-800-358-5566; for IRAs (except SEP-IRAs), please call 1-800-645-6561; or for SEP-IRAs, 401(k) Salary Reduction Plans and 403(b)(7) Plans, please call 1-800-322-7880.

                              HOW TO REDEEM SHARES

GENERAL

          You may request redemption of your shares at any time. Redemption requests should be transmitted to the Transfer Agent as described below. When a request is received in proper form by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund, your Fund will redeem the shares at the next determined net asset value.

          None of the Funds imposes a charge when shares are redeemed. Service Agents may charge their clients a fee for effecting redemptions of Fund shares. Any certificates representing Fund shares being redeemed must be submitted with the redemption request. The value of the shares redeemed may be more or less than their original cost, depending upon the respective Fund's then-current net asset value.

          Each Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the Securities and Exchange Commission. HOWEVER, IF YOU HAVE PURCHASED FUND SHARES BY CHECK, BY TELETRANSFER PRIVILEGE OR THROUGH DREYFUS-AUTOMATIC ASSET BUILDER(R) AND SUBSEQUENTLY SUBMIT A WRITTEN REDEMPTION REQUEST TO THE TRANSFER AGENT, YOUR REDEMPTION WILL BE EFFECTIVE AND THE REDEMPTION PROCEEDS WILL BE TRANSMITTED TO YOU PROMPTLY UPON BANK CLEARANCE OF YOUR PURCHASE CHECK, TELETRANSFER PURCHASE OR DREYFUS-AUTOMATIC ASSET BUILDER ORDER, WHICH MAY TAKE UP TO EIGHT BUSINESS DAYS OR MORE. IN ADDITION, EACH FUND WILL NOT HONOR REDEMPTION CHECKS UNDER THE CHECK REDEMPTION PRIVILEGE, AND WILL REJECT REQUESTS TO REDEEM SHARES BY WIRE OR TELEPHONE OR PURSUANT TO THE TELETRANSFER PRIVILEGE, FOR A PERIOD OF EIGHT BUSINESS DAYS AFTER RECEIPT BY THE TRANSFER AGENT OF THE PURCHASE CHECK, THE TELETRANSFER PURCHASE OR THE DREYFUS-AUTOMATIC ASSET BUILDER ORDER AGAINST WHICH SUCH REDEMPTION IS REQUESTED. THESE PROCEDURES WILL NOT APPLY IF YOUR SHARES WERE PURCHASED BY WIRE PAYMENT, OR IF YOU OTHERWISE HAVE A SUFFICIENT COLLECTED BALANCE IN YOUR ACCOUNT TO COVER THE REDEMPTION REQUEST. PRIOR TO THE TIME ANY REDEMPTION IS EFFECTIVE, DIVIDENDS ON SUCH SHARES WILL ACCRUE AND BE PAYABLE, AND YOU WILL BE ENTITLED TO EXERCISE ALL OTHER RIGHTS OF BENEFICIAL OWNERSHIP. Fund shares will not be redeemed until the Transfer Agent has received your Account Application.

          Each Fund reserves the right to redeem your account at its option upon not less than 45 days' written notice if your account's net asset value is $500 or less and remains so during the notice period.

PROCEDURES

          You may redeem Fund shares by using the regular redemption procedure through the Transfer Agent, or through the Check Redemption Privilege or Telephone Redemption Privilege, which are granted automatically unless you specifically refuse them by checking the applicable "No" box on the Account Application. The Check Redemption Privilege and Telephone Redemption Privilege may be established for an existing account by a separate signed Shareholder Services Form, or, with respect to the Telephone Redemption Privilege, by oral request from any of the authorized signatories on the account by calling 1-800-645-6561. You also may redeem shares through the Wire Redemption Privilege or, with respect to the California Municipal Fund, the Minnesota Municipal Fund and the New York Municipal Fund, the TELETRANSFER Privilege, if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. If you are a client of a Selected Dealer, you may redeem Fund shares through the Selected Dealer. Other redemption procedures may be in effect for clients of certain Service Agents. Each Fund makes available to certain large institutions the ability to issue redemption instructions through compatible computer facilities. Each Fund reserves the right to refuse any request made by wire or telephone, including requests made shortly after a change of address, and may limit the amount involved or the number of such requests. Each Fund may modify or terminate any redemption privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated. Shares held under Keogh Plans, IRAs or other retirement plans, and shares for which certificates have been issued, are not eligible for the Check Redemption, Wire Redemption, Telephone Redemption or TELETRANSFER Privilege.

          The Telephone Redemption Privilege or Telephone Exchange Privilege authorizes the Transfer Agent to act on telephone instructions (including over The Dreyfus Touch(R) automated telephone system) from any person representing himself or herself to be you, or a representative of your Service Agent, and reasonably believed by the Transfer Agent to be genuine. Each Fund will require the Transfer Agent to employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions are genuine and, if it does not follow such procedures, the Fund or the Transfer Agent may be liable for any losses due to unauthorized or fraudulent instructions. Neither a Fund nor the Transfer Agent will be liable for following telephone instructions reasonably believed to be genuine.

          During times of drastic economic or market conditions, you may experience difficulty in contacting the Transfer Agent by telephone to request a redemption or exchange of Fund shares. In such cases, you should consider using the other redemption procedures described herein. Use of these other redemption procedures may result in your redemption request being processed at a later time than it would have been if telephone redemption had been used.

REGULAR REDEMPTION--Under the regular redemption procedure, you may redeem shares by written request mailed to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671, or, if for Dreyfus retirement plan accounts, to The Dreyfus Trust Company, Custodian, P.O. Box 6427, Providence, Rhode Island 02940-6427. Redemption requests may be delivered in person only to a Dreyfus Financial Center. For the location of the nearest Dreyfus Financial Center, please call one of the telephone numbers listed under "General Information." THESE REQUESTS WILL BE FORWARDED TO THE FUND AND WILL BE PROCESSED ONLY UPON RECEIPT THEREBY. Redemption requests must be signed by each shareholder, including each owner of a joint account, and each signature must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP"), and the Stock Exchanges Medallion Program. If you have questions with respect to signature-guarantees, please call one of the telephone numbers listed under "General Information."

          Redemption proceeds of at least $1,000 will be wired to any member bank of the Federal Reserve System in accordance with a written signature-guaranteed request.

CHECK REDEMPTION PRIVILEGE--You may write Redemption Checks drawn on your Fund account. Redemption Checks may be made payable to the order of any person in the amount of $500 or more. Redemption Checks should not be used to close your account. Redemption Checks are free, but the Transfer Agent will impose a fee for stopping payment of a Redemption Check upon your request or if the Transfer Agent cannot honor a Redemption Check due to insufficient funds or other valid reason. You should date your Redemption Checks with the current date when you write them. Please do not postdate your Redemption Checks. If you do, the Transfer Agent will honor, upon presentment, even if presented before the date of the check, all postdated Redemption Checks which are dated within six months of presentment for payment, if they are otherwise in good order. If you hold shares in a Dreyfus-sponsored IRA account, you may be permitted to make withdrawals from your IRA account using checks furnished to you by The Dreyfus Trust Company. The Check Redemption Privilege is granted automatically unless you refuse it.

WIRE REDEMPTION PRIVILEGE--You may request by wire, telephone or letter that redemption proceeds (minimum $1,000) be wired to your account at a bank which is a member of the Federal Reserve System, or a correspondent bank if your bank is not a member. Holders of jointly registered Fund or bank accounts may have redemption proceeds of not more than $250,000 wired within any 30-day period. You may telephone redemption requests by calling 1-800-645-6561 or, if you are calling from overseas, call 516-794-5452. The Statement of Additional Information sets forth instructions for transmitting redemption requests by wire.

TELEPHONE REDEMPTION PRIVILEGE--You may request by telephone that redemption proceeds (maximum $150,000 per day) be paid by check and mailed to your address. You may telephone redemption instructions by calling 1-800-645-6561 or, if you are calling from overseas, call 516-794-5452. The Telephone Redemption Privilege is granted automatically unless you refuse it.

TELETRANSFER PRIVILEGE (CALIFORNIA MUNICIPAL FUND, MINNESOTA MUNICIPAL FUND AND NEW YORK MUNICIPAL FUND ONLY)--You may request by telephone that redemption proceeds (minimum $500 per day) be transferred between your Fund account and your bank account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House member may be designated. Redemption proceeds will be on deposit in your account at an Automated Clearing House member bank ordinarily two days after receipt of the redemption request. Holders of jointly registered Fund or bank accounts may redeem through the TELETRANSFER Privilege for transfer to their bank account not more than $250,000 within any 30-day period.

         If you have selected the TELETRANSFER Privilege, you may request a TELETRANSFER redemption of shares by calling 1-800-645-6561 or, if you are calling from overseas, call 516-794-5452.

REDEMPTION THROUGH A SELECTED DEALER--If you are a customer of a Selected Dealer, you may make redemption requests to your Selected Dealer. If the Selected Dealer transmits the redemption request so that it is received by the Transfer Agent or its designee by 12:00 Noon, New York time, with respect to the Municipal Funds, or 5:00 p.m., New York time, with respect to the Government Money Fund and the Money Fund on a business day, the proceeds of the redemption ordinarily will be transmitted in Federal Funds on the same day and the shares will not receive the dividend declared on that day. If a redemption request is received after such time, but by 8:00 p.m., New York time, the redemption request will be effective on that day, the shares will receive the dividend declared on that day and the proceeds of redemption ordinarily will be transmitted in Federal Funds on the next business day. If a redemption request is received after 8:00 p.m., New York time, the redemption request will be effective on the next business day. It is the responsibility of the Selected Dealer to transmit a request so that it is received in a timely manner. The proceeds of the redemption are credited to your account with the Selected Dealer. See "How to Buy Shares" for a discussion of additional conditions or fees that may be imposed upon redemption.

                                  SERVICE PLAN
                     (GOVERNMENT MONEY FUND AND MONEY FUND)

          Class A shares of each of the Government Money Fund and the Money Fund are subject to a Service Plan adopted pursuant to Rule 12b-1 under the 1940 Act. Under the Service Plan, the Fund directly bears the costs of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Service Plan. In addition, each Fund reimburses
(a) the Distributor for payments made for distributing Class A shares and servicing shareholder accounts ("Servicing") and (b) The Dreyfus Corporation, Dreyfus Service Corporation, a wholly-owned subsidiary of The Dreyfus Corporation, and any affiliate of either of them (collectively, "Dreyfus") for payments made for Servicing, at an aggregate annual rate of up to .20 of 1% of the value of the Fund's average daily net assets attributable to Class A. Each of the Distributor and Dreyfus may pay one or more Service Agents a fee in respect of the respective Fund's Class A shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The schedule of such fees and the basis upon which such fees will be paid shall be determined from time to time by the Fund's Board. If a holder of Class A shares ceases to be a client of a Service Agent, but continues to hold Class A shares, Dreyfus will act as the Service Agent in respect of such shareholder and receive payments under the Service Plan for Servicing. The fees payable for Servicing are payable without regard to actual expenses incurred.

                            SHAREHOLDER SERVICES PLAN

          Each Fund has adopted a Shareholder Services Plan with respect to Class A pursuant to which the Fund reimburses Dreyfus Service Corporation an amount not to exceed an annual rate of .25 of 1% of the value of the Fund's average daily net assets attributable to Class A for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. As to each of the Government Money Fund and the Money Fund, at no time will the amount paid under this Plan, together with amounts otherwise paid with respect to Class A under the Fund's Service Plan as a "service fee" as defined under the Conduct Rules of the National Association of Securities Dealers, Inc., exceed the maximum amount permitted to be paid under said Conduct Rules as a service fee.

                       DIVIDENDS, DISTRIBUTIONS AND TAXES

          Each Fund ordinarily declares dividends from its net investment income on each day the New York Stock Exchange or, for the Government Money Fund and the Money Fund only, the Transfer Agent is open for business. The Fund's earnings for Saturdays, Sundays and holidays are declared as dividends on the preceding business day. Dividends usually are paid on the last calendar day of each month and automatically are reinvested in additional shares at net asset value or, at your option, paid in cash. If you redeem all shares in your account at any time during the month, all dividends to which you are entitled will be paid to you along with the proceeds of the redemption. If you are an omnibus accountholder and indicate in a partial redemption request that a portion of any accrued dividends to which such account is entitled belongs to an underlying accountholder who has redeemed all shares in his or her account, such portion of the accrued dividends will be paid to you along with the proceeds of the redemption. Distributions from net realized securities gains, if any, generally are declared and paid once a year, but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. No Fund will make distributions from net realized securities gains unless capital loss carryovers, if any, have been utilized or have expired. You may choose whether to receive distributions in cash or to reinvest in additional shares at net asset value. If you elect to receive dividends and distributions in cash, and your dividend or distribution check is returned to the Fund as undeliverable or remains uncashed for six months, the Fund reserves the right to reinvest such dividends or distributions and all future dividends and distributions payable to you in additional Fund shares at net asset value. No interest will accrue on amounts represented by uncashed distribution or redemption checks. All expenses are accrued daily and deducted before declaration of dividends to investors. Dividends paid by each Class will be calculated at the same time and in the same manner and will be of the same amount, except that the expenses attributable solely to a Class will be borne exclusively by such Class.

          Dividends paid by each Municipal Fund derived from Taxable Investments, and dividends paid by each other Fund derived from interest, together with distributions from any net realized short-term securities gains and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds, are subject to Federal income tax as ordinary income, whether received in cash or reinvested in additional Fund shares. Distributions from net realized long-term securities gains, if any, will be taxable as long-term capital gains for Federal income tax purposes if you are a citizen or resident of the United States. The Code provides that an individual generally will be taxed on his or her net capital gain at a maximum rate of 28% with respect to capital gain from securities held for more than one year but not more than 18 months and at a maximum rate of 20% with respect to capital gain from securities held for more than 18 months. Under the Code, interest on indebtedness incurred or continued to purchase or carry Fund shares which is deemed to relate to exempt-interest dividends is not deductible.

          Except for dividends from Taxable Investments, it is anticipated that substantially all dividends paid by each Municipal Fund will not be subject to Federal income tax and, as to the California Municipal Fund, State of California income taxes, as to the Minnesota Municipal Fund, State of Minnesota income taxes, and as to the New York Municipal Fund, New York State and New York City income taxes. Although all or a substantial portion of the dividends paid by each Municipal Fund may be excluded by shareholders from their gross income for Federal income tax purposes, each Municipal Fund may purchase specified private activity bonds, the interest from which may be (i) a preference item for purposes of the alternative minimum tax, or (ii) a factor in determining the extent to which a shareholder's Social Security benefits are taxable. If a Municipal Fund purchases such securities, the portion of the Fund's dividends related thereto will not necessarily be tax exempt to an investor who is subject to the alternative minimum tax and/or tax on Social Security benefits and may cause an investor to be subject to such taxes.

          Dividends and distributions attributable to interest from direct obligations of the United States and paid by the Government Money Fund and the Money Fund to individuals currently are not subject to tax in most states. Dividends and distributions attributable to interest from other securities in which the Government Money Fund and the Money Fund may invest may be subject to state tax. Each of these Funds intends to provide shareholders with a statement which sets forth the percentage of dividends and distributions paid by the Fund that is attributable to interest income from direct obligations of the United States.

          Taxable dividends derived from net investment income, together with distributions from net realized short-term securities gains and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds, paid by a Fund to a foreign investor generally are subject to U.S. nonresident withholding taxes at the rate of 30%, unless the foreign investor claims the benefit of a lower rate specified in a tax treaty. Distributions from net realized long-term securities gains paid by a Fund to a foreign investor generally will not be subject to U.S. nonresident withholding tax. However, such distributions may be subject to backup withholding, as described below, unless the foreign investor certifies his non-U.S. residency status.

          Notice as to the tax status of your dividends and distributions will be mailed to you annually. You also will receive periodic summaries of your account which will include information as to dividends and distributions from securities gains, if any, paid during the year. For each Municipal Fund, these statements will set forth the dollar amount of income exempt from Federal tax and, as to the California Municipal Fund, State of California income taxes, as to the Minnesota Municipal Fund, State of Minnesota income taxes, and as to the New York Municipal Fund, New York State and New York City income taxes, and the dollar amount, if any, subject to such tax. These dollar amounts will vary depending upon the size and length of time of the investor's investment in the Fund. If a Municipal Fund pays dividends derived from taxable income, it intends to designate as taxable the same percentage of the day's dividend as the actual taxable income earned on that day bears to total income earned on that day. Thus, the percentage of the dividend designated as taxable, if any, may vary from day to day.

          The exchange of shares of one fund for shares of another is treated for Federal income tax purposes as a sale of the shares given in exchange by the shareholder and, therefore, an exchanging shareholder may realize a taxable gain or loss.

          Federal regulations generally require each Fund to withhold ("backup withholding") and remit to the U.S. Treasury 31% of dividends and distributions from net realized securities gains of the Fund paid to a shareholder if such shareholder fails to certify either that the TIN furnished in connection with opening an account is correct, or that such shareholder has not received notice from the IRS of being subject to backup withholding as a result of a failure to properly report taxable dividend or interest income on a Federal income tax return. Furthermore, the IRS may notify a Fund to institute backup withholding if the IRS determines a shareholder's TIN is incorrect or if a shareholder has failed to properly report taxable dividend and interest income on a Federal income tax return.

          A TIN is either the Social Security number, IRS individual taxpayer identification number, or employer identification number of the record owner of the account. Any tax withheld as a result of backup withholding does not constitute an additional tax imposed on the record owner of the account, and may be claimed as a credit on the record owner's Federal income tax return.

          Management believes that each Fund (except the Minnesota Municipal Fund, which has not completed its first fiscal year) has qualified for the fiscal year ended November 30, 1997 as a "regulated investment company" under the Code. Each Fund intends to continue to so qualify if such qualification is in the best interests of its shareholders. It is expected that the Minnesota Municipal Fund will qualify as a "regulated investment company" under the Code so long as such qualification is in the best interests of its shareholders. Qualification as a regulated investment company relieves the Fund of any liability for Federal income tax to the extent its earnings are distributed in accordance with applicable provisions of the Code. Each Fund is subject to a non-deductible 4% excise tax, measured with respect to certain undistributed amounts of taxable investment income and capital gains.

          You should consult your tax adviser regarding specific questions as to Federal, state and local taxes.

                               GENERAL INFORMATION

          The Minnesota Municipal Fund and the National Municipal Fund are separate series of the General Municipal Money Market Funds, Inc. (the "Company"), an open-end, management investment company. Each other Fund is a separate open-end, management investment company. The Government Money Fund, the Company and the Money Fund were incorporated under Maryland law on April 8, 1982, April 8, 1982 and May 15, 1981, respectively, and commenced operations on February 7, 1983, December 21, 1983 and February 8, 1982, respectively. Before , 1998, the Company's name was General Municipal Money Market Fund, Inc. and, before October 6, 1990, its name was General Tax Exempt Money Market Fund, Inc. The Government Money Fund, the Money Fund and the Company are authorized to issue 16 billion shares (15 billion Class A and 1 billion Class B), 25 billion shares (15 billion Class A and 10 billion Class B), and 20 billion shares (15 billion Class A and 1 billion Class B allocated to the National Municipal Fund, and 2 billion Class A and 2 billion Class B allocated to the Minnesota Municipal
Fund), respectively, par value $.01 per share.

          The California Municipal Fund and the New York Municipal Fund were organized as unincorporated business trusts under the laws of the Commonwealth of Massachusetts pursuant to separate Agreements and Declarations of Trust (each, a "Trust Agreement") and commenced operations on March 10, 1987 and December 2, 1986, respectively. Before March 19, 1990, the California Municipal Fund's name was General California Tax Exempt Money Market Fund. Before January 29, 1990, the New York Municipal Fund's name was General New York Tax Exempt Money Market Fund. Each of these Funds is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share. Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, each Trust Agreement disclaims shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or its Trustees. Each Trust Agreement provides for indemnification from the Fund's property for all losses and expenses of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations, a possibility which management believes is remote. Upon payment of any liability incurred by the Fund, the shareholder paying such liability will be entitled to reimbursement from the general assets of the Fund. Each of these Funds intends to conduct its operations in such a way so as to avoid, as far as possible, ultimate liability of the shareholders for liabilities of the Fund.

          Each Fund's shares are classified into two classes-- Class A and Class
B. Each share has one vote and shareholders will vote in the aggregate and not by class except as otherwise required by law.

          Unless otherwise required by the 1940 Act, ordinarily it will not be necessary for any Fund to hold annual meetings of shareholders. As a result, Fund shareholders may not consider each year the election of Board members or the appointment of auditors. However, the holders of at least 10% of a Fund's shares outstanding and entitled to vote may require such Fund to hold a special meeting of shareholders for purposes of removing a Board member from office. Fund shareholders may remove a Board member by the affirmative vote of a majority, in the case of the Government Money Fund, the Company and the Money Fund, or two-thirds, in the case of the California Municipal Fund and the New York Municipal Fund, of the Fund's outstanding voting shares. In addition, a Fund's Board will call a special meeting of shareholders for the purpose of electing Board members if, at any time, less than a majority of the Board members then holding office have been elected by shareholders.

          The Transfer Agent maintains a record of your ownership and sends confirmations and statements of account.

          Shareholder inquiries may be made to your Service Agent or by writing to a Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or by calling toll free 1-800-242-8671. In New York City, call 1-718-895-1396; outside the U.S., call 516-794-5452.

          Although each Fund is offering only its own shares, it is possible that a Fund might become liable for any misstatement in this Prospectus about any other Fund. Each Fund's Board has considered this factor in approving the use of this combined Prospectus.

GENERAL MUNICIPAL MONEY MARKET FUNDS, INC.--The Company is a series fund, which is a mutual fund divided into separate portfolios, each of which is treated as a separate entity for certain matters under the 1940 Act and for other purposes. A shareholder of one portfolio is not deemed to be a shareholder of any other portfolio. To date, the Company's Board has authorized the creation of two series of shares--General Municipal Money Market Fund and General Minnesota Municipal Money Market Fund. All consideration received by the Company for shares of one of the portfolios and all assets in which such consideration is invested will belong to that portfolio (subject only to the rights of creditors of the Company) and will be subject to the liabilities related thereto. The income attributable to, and the expenses of, one portfolio are treated separately from those of the other portfolio. Expenses attributable to a portfolio are charged against the assets of that portfolio; other expenses of the Company are allocated among the Company's portfolios on the basis determined by the Company's Board, including, but not limited to, proportionately in relation to the net assets of each portfolio. The Company has the ability to create, from time to time, new series without shareholder approval.

                                    APPENDIX

INVESTMENT TECHNIQUES

BORROWING MONEY--Each Fund may borrow money from banks for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of its total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the value of a Fund's total assets, the Fund will not make any additional investments.

FORWARD COMMITMENTS (MUNICIPAL FUNDS)--Each Municipal Fund may purchase Municipal Obligations and other securities on a forward commitment or when-issued basis, which means that delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable on a forward commitment or when-issued security are fixed when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund will commit to purchase such securities only with the intention of actually acquiring the securities, but the Fund may sell these securities before the settlement date if it is deemed advisable. The Fund will set aside in a segregated account permissible liquid assets at least equal at all times to the amount of the commitments.

CERTAIN PORTFOLIO SECURITIES

U.S. GOVERNMENT SECURITIES (GOVERNMENT MONEY FUND AND MONEY FUND)--Each of these Funds may invest in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, which include U.S. Treasury securities that differ in their interest rates, maturities and times of issuance. Some obligations issued or guaranteed by U.S. Government agencies and instrumentalities are supported by the full faith and credit of the U.S. Treasury; others by the right of the issuer to borrow from the Treasury; others by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and others only by the credit of the agency or instrumentality. These securities bear fixed, floating or variable rates of interest. Interest may fluctuate based on generally recognized reference rates or the relationship of rates. While the U.S. Government currently provides financial support to such U.S. Government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so, since it is not so obligated by law.

REPURCHASE AGREEMENTS (GOVERNMENT MONEY FUND AND MONEY FUND)-- Each of these Funds may enter into repurchase agreements with certain banks or non-bank dealers. In a repurchase agreement, the Fund buys, and the seller agrees to repurchase, a security at a mutually agreed upon time and price (usually within seven days). The repurchase agreement thereby determines the yield during the purchaser's holding period, while the seller's obligation to repurchase is secured by the value of the underlying security. Repurchase agreements could involve risks in the event of a default or insolvency of the other party to the agreement, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities.

BANK OBLIGATIONS (MONEY FUND)--The Fund may purchase certificates of deposit, time deposits, bankers' acceptances and other short-term obligations issued by domestic banks, foreign subsidiaries or foreign branches of domestic banks, domestic and foreign branches of foreign banks, and thrift institutions, savings and loan associations and other banking institutions. With respect to such securities issued by foreign subsidiaries or foreign branches of domestic banks, and domestic and foreign branches of foreign banks, the Fund may be subject to additional investment risks that are different in some respects from those incurred by a fund which invests only in debt obligations of U.S. domestic issuers. See "Description of the Funds--Investment Considerations and Risks--Foreign Securities."

          Certificates of deposit are negotiable certificates evidencing the obligation of a bank to repay funds deposited with it for a specified period of time.

          Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time (in no event longer than seven days) at a stated interest rate.

          Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and the drawer to pay the face amount of the instrument upon maturity. The other short-term obligations may include uninsured, direct obligations bearing fixed, floating or variable interest rates.

COMMERCIAL PAPER (MONEY FUND)---The Fund may purchase commercial paper consisting of short-term, unsecured promissory notes issued to finance short-term credit needs. The commercial paper purchased by the Fund will consist only of direct obligations issued by domestic and foreign entities. The other corporate obligations in which the Fund may invest consist of high quality, U.S. dollar denominated short-term bonds and notes (including variable amount master demand notes) issued by domestic and foreign corporations, including banks.

FLOATING AND VARIABLE RATE OBLIGATIONS (MONEY FUND)--The Fund may purchase floating and variable rate demand notes and bonds, which are obligations ordinarily having stated maturities in excess of 13 months, but which permit the holder to demand payment of principal at any time, or at specified intervals not exceeding 13 months, in each case upon not more than 30 days' notice. Variable rate demand notes include master demand notes which are obligations that permit the Fund to invest fluctuating amounts, at varying rates of interest, pursuant to direct arrangements between the Fund, as lender, and the borrower. These obligations permit daily changes in the amounts borrowed. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value, plus accrued interest. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand.

PARTICIPATION INTERESTS (MONEY FUND)--The Fund may purchase from financial institutions participation interests in securities in which the Fund may invest. A participation interest gives the Fund an undivided interest in the security in the proportion that the Fund's participation interest bears to the total principal amount of the security. These instruments may have fixed, floating or variable rates of interest, with remaining maturities of 13 months or less. If the participation interest is unrated, or has been given a rating below that which is permissible for purchase by the Fund, the participation interest will be backed by an irrevocable letter of credit or guarantee of a bank, or the payment obligation otherwise will be collateralized by U.S. Government securities, or, in the case of unrated participation interests, The Dreyfus Corporation must have determined that the instrument is of comparable quality to those instruments in which the Fund may invest.

ASSET-BACKED SECURITIES (MONEY FUND)--The Fund may purchase asset-backed securities, which are securities issued by special purpose entities whose primary assets consist of a pool of mortgages, loans, receivables or other assets. Payment of principal and interest may depend largely on the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other forms of credit or liquidity enhancements. The value of these asset-backed securities also may be affected by the creditworthiness of the servicing agent for the pool of assets, the originator of the loans or receivables or the financial institution providing the credit support.

MUNICIPAL OBLIGATIONS (MUNICIPAL FUNDS)--Each Municipal Fund purchases Municipal Obligations. Municipal Obligations generally include debt obligations issued to obtain funds for various public purposes as well as certain industrial development bonds issued by or on behalf of public authorities. Municipal Obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. Tax exempt industrial development bonds, in most cases, are revenue bonds that generally do not carry the pledge of the credit of the issuing municipality, but generally are guaranteed by the corporate entity on whose behalf they are issued. Notes are short-term instruments which are obligations of the issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal Obligations include municipal lease/purchase agreements which are similar to installment purchase contracts for property or equipment issued by municipalities.

CERTAIN TAX EXEMPT OBLIGATIONS (MUNICIPAL FUNDS)--Each Municipal Fund may purchase floating and variable rate demand notes and bonds, which are tax exempt obligations ordinarily having stated maturities in excess of 13 months, but which permit the holder to demand payment of principal at any time or at specified intervals not exceeding 13 months, in each case upon not more than 30 days' notice. Variable rate demand notes include master demand notes which are obligations that permit the Fund to invest fluctuating amounts, at varying rates of interest, pursuant to direct arrangements between the Fund, as lender, and the borrower. These obligations permit daily changes in the amount borrowed. Frequently, such obligations are secured by letters of credit or other credit support arrangements provided by banks. Changes in the credit quality of banks and other financial institutions that provide such credit or liquidity enhancements to the Fund's portfolio securities could cause losses to the Fund and affect its share price. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value plus accrued interest. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. Each obligation purchased by the Fund will meet the quality criteria established for the purchase of Municipal Obligations.

TAX EXEMPT PARTICIPATION INTERESTS (MUNICIPAL FUNDS)--Each Municipal Fund may purchase from financial institutions participation interests in Municipal Obligations (such as industrial development bonds and municipal lease/purchase agreements). A participation interest gives the Fund an undivided interest in the Municipal Obligation in the proportion that the Fund's participation interest bears to the total principal amount of the Municipal Obligation. These instruments may have fixed, floating or variable rates of interest, with remaining maturities of 13 months or less. If the participation interest is unrated or has been given a rating below that which otherwise is permissible for purchase by the Fund, it will be backed by an irrevocable letter of credit or guarantee of a bank that the Fund's Board has determined meets prescribed quality standards for banks, or the payment obligation otherwise will be collateralized by U.S. Government securities. For certain participation interests, the Fund will have the right to demand payment, on not more than seven days' notice, for all or any part of the Fund's participation interest in the Municipal Obligation, plus accrued interest. As to these instruments, the Fund intends to exercise its right to demand payment only upon a default under the terms of the Municipal Obligation, as needed to provide liquidity to meet redemptions, or to maintain or improve the quality of its investment portfolio.

TENDER OPTION BONDS (MUNICIPAL FUNDS)--Each Municipal Fund may purchase tender option bonds. A tender option bond is a Municipal Obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the Municipal Obligation's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate. The Dreyfus Corporation, on behalf of the Fund, will consider on an ongoing basis the creditworthiness of the issuer of the underlying Municipal Obligation, of any custodian and of the third party provider of the tender option. In certain instances and for certain tender option bonds, the option may be terminable in the event of a default in payment of principal or interest on the underlying Municipal Obligations and for other reasons.

STAND-BY COMMITMENTS (MUNICIPAL FUNDS)--Each Municipal Fund may acquire "stand-by commitments" with respect to Municipal Obligations held in its portfolio. Under a stand-by commitment, the Fund obligates a broker, dealer or bank to repurchase, at the Fund's option, specified securities at a specified price and, in this respect, stand-by commitments are comparable to put options. The exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. The Fund will acquire stand-by commitments solely to facilitate portfolio liquidity and does not intend to exercise its rights thereunder for trading purposes. The Fund may pay for stand-by commitments if such action is deemed necessary, thus increasing to a degree the cost of the underlying Municipal Obligation and similarly decreasing such security's yield to investors. Gains realized in connection with stand-by commitments will be taxable.

TAXABLE INVESTMENTS (MUNICIPAL FUNDS)--From time to time, on a temporary basis other than for temporary defensive purposes (but not to exceed 20% of the value of the Fund's net assets) or for temporary defensive purposes, each Municipal Fund may invest in taxable short-term investments ("Taxable Investments") consisting of: notes of issuers having, at the time of purchase, a quality rating within the two highest grades of Moody's, S&P or Fitch; obligations of the U.S. Government, its agencies or instrumentalities; commercial paper rated not lower than P-2 by Moody's, A-2 by S&P or F-2 by Fitch; certificates of deposit of U.S. domestic banks, including foreign branches of domestic banks, with assets of one billion dollars or more; time deposits; bankers' acceptances and other short-term bank obligations; and repurchase agreements in respect of any of the foregoing. Dividends paid by the Fund that are attributable to income earned by the Fund from Taxable Investments will be taxable to investors. See "Dividends, Distributions and Taxes." Except for temporary defensive purposes, at no time will more than 20% of the value of the Fund's net assets be invested in Taxable Investments. If the Fund purchases Taxable Investments, it will value them using the amortized cost method and comply with the provisions of Rule 2a-7 relating to purchases of taxable instruments. When the California Municipal Fund, the Minnesota Municipal Fund or the New York Municipal Fund has adopted a temporary defensive position, including when acceptable California, Minnesota or New York Municipal Obligations are unavailable for investment by the relevant Fund, in excess of 35% of the Fund's net assets may be invested in securities that are not exempt from California, Minnesota or New York State and New York City income taxes, respectively. Under normal market conditions, none of these Funds anticipates that more than 5% of the value of its total assets will be invested in any one category of Taxable Investments. Taxable Investments are more fully described in the Statement of Additional Information to which reference hereby is made.

ILLIQUID SECURITIES--Each Fund may invest up to 10% of the value of its net assets in securities as to which a liquid trading market does not exist, provided such investments are consistent with the Fund's investment objective. Such securities may include securities that are not readily marketable, such as certain securities that are subject to legal or contractual restrictions on resale, and repurchase agreements providing for settlement in more than seven days after notice. As to these securities, the Fund is subject to a risk that should the Fund desire to sell them when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Fund's net assets could be adversely affected.

          NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND IN THE FUND'S OFFICIAL SALES LITERATURE IN CONNECTION WITH THE OFFER OF THE FUND'S SHARES, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY STATE IN WHICH, OR TO ANY PERSON TO WHOM, SUCH OFFERING MAY NOT LAWFULLY BE MADE.

General Government Securities Money Market Fund, Inc.
General Money Market Fund, Inc.
General California Municipal Money Market Fund
General Minnesota Municipal Money Market Fund
General Municipal Money Market Fund
General New York Municipal Money Market Fund


Combined Prospectus

[lion logo]

CLASS A SHARES

(C) 1998  Dreyfus Service Corporation

COMBINED PROSPECTUS                                        _____________, 1998


                           GENERAL MONEY MARKET FUNDS
                                 CLASS B SHARES


          General Government Securities Money Market Fund (the "Government Money Fund"), General Money Market Fund (the "Money Fund"), General California Municipal Money Market Fund (the "California Municipal Fund"), General Minnesota Municipal Money Market Fund (the "Minnesota Municipal Fund"), General Municipal Money Market Fund (the "National Municipal Fund") and General New York Municipal Money Market Fund (the "New York Municipal Fund") are open-end management investment companies, known as money market mutual funds (each, a "Fund"). Each Fund seeks to provide you with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. In addition, each of the California Municipal Fund, the Minnesota Municipal Fund, the National Municipal Fund and the New York Municipal Fund seeks to provide current income exempt from Federal income tax and, in the case of the California Municipal Fund, exempt from State of California income taxes, in the case of the Minnesota Municipal Fund, exempt from State of Minnesota income taxes, and, in the case of the New York Municipal Fund, exempt from New York State and New York City income taxes.

          The Dreyfus Corporation professionally manages each Fund's portfolio.

          AN INVESTMENT IN THE FUNDS IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT. THERE CAN BE NO ASSURANCE THAT THE FUNDS WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

          SINCE EACH OF THE CALIFORNIA MUNICIPAL FUND, THE MINNESOTA MUNICIPAL FUND AND THE NEW YORK MUNICIPAL FUND MAY INVEST A SIGNIFICANT PORTION OF ITS ASSETS IN A SINGLE ISSUER, AN INVESTMENT IN THESE FUNDS MAY INVOLVE GREATER RISK THAN INVESTMENTS IN CERTAIN OTHER TYPES OF MONEY MARKET FUNDS.

          You can invest, reinvest or redeem shares at any time without charge or penalty imposed by a Fund.

          Fund shares may be purchased only by clients of Service Agents as described herein. By this Prospectus, each Fund is offering Class B shares. Another class of Fund shares--Class A shares--are offered by the Funds pursuant to a separate prospectus and are not offered hereby. Class A and Class B shares are identical, except as to the services offered to, and the expenses borne by, each Class which may affect performance. If you would like to obtain information about Class A shares, please write to the address or call the number set forth below.

          Each Fund is a separate investment portfolio with operations and results that are unrelated to those of each other Fund. This combined Prospectus has been prepared for your convenience to provide you the opportunity to consider six investment choices in one document.

                               -------------------

          This Prospectus sets forth concisely information about each Fund that you should know before investing. It should be read and retained for future reference.

          The Statement of Additional Information, dated ___________, 1998, which may be revised from time to time, provides a further discussion of certain areas in this Prospectus and other matters which may be of interest to some investors. It has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information regarding the Funds. For a free copy of the Statement of Additional Information, write to a Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or call 1-800-645-6561. When telephoning, ask for operator 144.

                               -------------------

          MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. MONEY MARKET MUTUAL FUND SHARES INVOLVE CERTAIN INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

                                TABLE OF CONTENTS
                                                                         Page

Annual Fund Operating Expenses.............................................
Condensed Financial Information............................................
Yield Information..........................................................
Description of the Funds...................................................
Management of the Funds....................................................
How to Buy Shares..........................................................
Shareholder Services.......................................................
How to Redeem Shares.......................................................
Distribution Plan..........................................................
Shareholder Services Plan..................................................
Dividends, Distributions and Taxes.........................................
General Information........................................................
Appendix...................................................................






THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                         ANNUAL FUND OPERATING EXPENSES
                  (as a percentage of average daily net assets)

                                              Government
                                              MONEY FUND     MONEY FUND
Management Fees............................      .50%          .50%
12b-1 Fees.................................      .20%          .20%
Other Expenses.............................      .35%          .35%
Total Fund Operating Expenses..............     1.05%         1.05%

EXAMPLE:

  You would pay the following expenses on
  a $1,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period:

                1 YEAR.....................      $ 11           $ 11
                3 YEARS....................      $ 33           $ 33
                5 YEARS....................      $ 58           $ 58
                10 YEARS...................      $128           $128



                                California         Minnesota       National         New York
                                Municipal          Municipal       Municipal        Municipal
                                FUND               FUND            FUND             FUND
Management Fees................        .50%            .50%           .50%             .50%
12b-1 Fees.....................        .20%            .20%           .20%             .20%
Other Expenses.................        .43%            ___%           .41%             .33%
Total Fund Operating
  Expenses.....................        1.13%           ___%           1.11%           1.03%

EXAMPLE:

  You would pay the following expenses
  on a $1,000 investment, assuming (1) 5%
  annual return and (2) redemption at the
  end of each time period:

           1 YEAR..................    $ 12        $__        $ 11       $ 11
           3 YEARS.................    $ 36        $__        $ 35       $ 33
           5 YEARS.................    $ 62        $__        $ 61       $ 57
           10 YEARS................    $137        $__        $135       $126

          THE AMOUNTS LISTED IN THE EXAMPLE SHOULD NOT BE CONSIDERED AS REPRESENTATIVE OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE INDICATED. MOREOVER, WHILE THE EXAMPLE ASSUMES A 5% ANNUAL RETURN, EACH FUND'S ACTUAL PERFORMANCE WILL VARY AND MAY RESULT IN AN ACTUAL RETURN GREATER OR LESS THAN 5%.

          The purpose of the foregoing tables is to assist you in understanding the costs and expenses borne by each Fund, the payment of which will reduce investors' annual return. The information in the foregoing tables does not reflect any fee waivers or expense reimbursement arrangements that may be in effect. Other Expenses for the Minnesota Municipal Fund are based on estimated amounts for the current fiscal year. Each Fund's Class B shares are charged directly for sub-accounting services provided by Service Agents (as defined below) at the annual rate of .05% of the value of the Fund's average daily net assets attributable to Class B, which is reflected under "Other Expenses" in the foregoing table. Certain Service Agents may charge their clients direct fees for effecting transactions in Fund shares; such fees are not reflected in the foregoing table. For a further description of the various costs and expenses incurred in the operation of the Funds, as well as expense reimbursement or waiver arrangements, see "Management of the Funds," "How to Buy Shares," "Distribution Plan" and "Shareholder Services Plan."


                         CONDENSED FINANCIAL INFORMATION

          The information in the following tables has been audited by ________________, each Fund's independent auditors. Further financial data, related notes and reports of independent auditors accompany the Statement of Additional Information, available upon request.

FINANCIAL HIGHLIGHTS

          Contained below for each Fund (except the Minnesota Municipal Fund, which has not completed its first reporting period) is per share operating performance data for a Class B share outstanding, total investment return, ratios to average net assets and other supplemental data for each period indicated. This information has been derived from the Fund's financial statements.

[TO BE PROVIDED BY AMENDMENT]


                                YIELD INFORMATION

          From time to time, each Fund advertises its yield and effective yield. Both yield figures are based on historical earnings and are not intended to indicate future performance. It can be expected that these yields will fluctuate substantially. A Fund's yield refers to the income generated by an investment in such Fund over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly, but, when annualized, the income earned by an investment in the Fund is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment. A Fund's yield and effective yield may reflect absorbed expenses pursuant to any undertaking that may be in effect. See "Management of the Funds."

          As to the California Municipal Fund, the Minnesota Municipal Fund, the National Municipal Fund and the New York Municipal Fund (collectively, the "Municipal Funds"), tax equivalent yield is calculated by determining the pre-tax yield which, after being taxed at a stated rate (in the case of the California Municipal Fund, the Minnesota Municipal Fund and the New York Municipal Fund, typically the highest combined Federal and California, Minnesota or New York State and New York City, respectively, personal income tax rates), would be equivalent to a stated yield or effective yield calculated as described above.

          Yield information is useful in reviewing a Fund's performance, but because yields will fluctuate, under certain conditions such information may not provide a basis for comparison with domestic bank deposits, other investments which pay a fixed yield for a stated period of time, or other investment companies which may use a different method of computing yield.

          Comparative performance information may be used from time to time in advertising or marketing Fund shares, including data from Lipper Analytical Services, Inc., Bank Rate Monitor(TM), N. Palm Beach, Fla. 33408, IBC's Money Fund Report(TM), Morningstar, Inc. and other industry publications.


                            DESCRIPTION OF THE FUNDS

INVESTMENT OBJECTIVE

          The investment objective of the Government Money Fund and the Money Fund is to provide you with as high a level of current income as is consistent with the preservation of capital and, in the case of the Government Money Fund, the maintenance of liquidity. The investment objective of the Municipal Funds is to maximize current income exempt from Federal income tax to the extent consistent with the preservation of capital and the maintenance of liquidity and, in the case of the California Municipal Fund, exempt from State of California income taxes, in the case of the Minnesota Municipal Fund, exempt from State of Minnesota income taxes, and, in the case of the New York Municipal Fund, exempt from New York State and New York City income taxes. Each Fund's investment objective cannot be changed without approval by the holders of a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of such Fund's outstanding voting shares. There can be no assurance that a Fund's investment objective will be achieved. Each Fund pursues its investment objective in the manner described below. Securities in which a Fund invests may not earn as high a level of current income as long-term or lower quality securities which generally have less liquidity, greater market risk and more fluctuation in market value.

MANAGEMENT POLICIES

          Each Fund seeks to maintain a net asset value of $1.00 per share for purchases and redemptions. To do so, each Fund uses the amortized cost method of valuing its securities pursuant to Rule 2a-7 under the 1940 Act, which Rule includes various maturity, quality and diversification requirements, certain of which are summarized as follows. In accordance with Rule 2a-7, each Fund is required to maintain a dollar-weighted average portfolio maturity of 90 days or less, purchase only instruments having remaining maturities of 13 months or less and invest only in U.S. dollar denominated securities determined in accordance with procedures established by the Fund's Board to present minimal credit risks and, in the case of the Money Fund and each Municipal Fund, which are rated in one of the two highest rating categories for debt obligations by at least two nationally recognized statistical rating organizations (or one rating organization if the instrument was rated by only one such organization) or, if unrated, are of comparable quality as determined in accordance with procedures established by the Fund's Board. The nationally recognized statistical rating organizations currently rating instruments of the type the Money Fund and each Municipal Fund may purchase are Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Group ("S&P"), Duff & Phelps Credit Rating Co., Fitch IBCA, Inc. ("Fitch") and Thomson BankWatch, Inc., and their rating criteria are described in the "Appendix" to the Statement of Additional Information. This discussion concerning investment ratings does not apply to the Government Money Fund because it invests exclusively in U.S. Government securities and repurchase agreements in respect thereof. For further information regarding the amortized cost method of valuing securities, see "Determination of Net Asset Value" in the Statement of Additional Information. There can be no assurance a Fund will be able to maintain a stable net asset value of $1.00 per share.

          Each of the Government Money Fund, the Money Fund and the National Municipal Fund is classified as a diversified investment company. Each of the California Municipal Fund, the Minnesota Municipal Fund and the New York Municipal Fund is classified as a non-diversified investment company.

GOVERNMENT MONEY FUND--The Fund invests in securities issued or guaranteed as to principal and interest by the U.S. Government or its agencies or instrumentalities, and repurchase agreements in respect of such securities. See "Appendix--Certain Portfolio Securities."

MONEY FUND--The Fund invests in short-term money market obligations, including securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, time deposits, certificates of deposit, bankers' acceptances and other short-term obligations issued by domestic banks, foreign subsidiaries or foreign branches of domestic banks, domestic and foreign branches of foreign banks and thrift institutions, repurchase agreements, asset-backed securities, and high quality domestic and foreign commercial paper and other short-term corporate obligations, including those with floating or variable rates of interest. The Fund may invest in U.S. dollar denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities, including obligations of supranational entities. See "Appendix--Certain Portfolio Securities." During normal market conditions, at least 25% of the value of the Fund's total assets will be invested in bank obligations. See "Investment Considerations and Risks" below.

NATIONAL MUNICIPAL FUND--The Fund will invest at least 80% of the value of its net assets (except when maintaining a temporary defensive position) in Municipal Obligations. Municipal Obligations are debt obligations issued by states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities, or multistate agencies or authorities, the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal income tax. Municipal Obligations generally include debt obligations issued to obtain funds for various public purposes as well as certain industrial development bonds issued by or on behalf of public authorities. Municipal Obligations bear fixed, floating or variable rates of interest. See "Appendix--Certain Portfolio Securities."

          From time to time, the Fund may invest more than 25% of the value of its total assets in industrial development bonds which, although issued by industrial development authorities, may be backed only by the assets and revenues of the non-governmental users. Interest on Municipal Obligations (including certain industrial development bonds) which are specified private activity bonds, as defined in the Internal Revenue Code of 1986, as amended (the "Code"), issued after August 7, 1986, while exempt from Federal income tax, is a preference item for the purpose of the alternative minimum tax. Where a regulated investment company receives such interest, a proportionate share of any exempt-interest dividend paid by the investment company may be treated as such a preference item to shareholders. The Fund may invest without limitation in such Municipal Obligations if The Dreyfus Corporation determines that their purchase is consistent with the Fund's investment objective.

          From time to time, on a temporary basis other than for temporary defensive purposes (but not to exceed 20% of the value of the Fund's net assets) or for temporary defensive purposes, the Fund may invest in taxable money market instruments ("Taxable Investments") of the quality described under "Appendix--Certain Portfolio Securities--Taxable Investments."

CALIFORNIA MUNICIPAL FUND--The Fund's management policies are identical to those of the National Municipal Fund, except that, under normal circumstances, at least 65% of the value of the Fund's net assets will be invested in debt securities of the State of California, its political subdivisions, authorities and corporations, the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal and State of California personal income taxes (collectively, "California Municipal Obligations"). The remainder of the Fund's assets may be invested in securities that are not California Municipal Obligations and therefore may be subject to California income taxes. To the extent acceptable California Municipal Obligations are at any time unavailable for investment by the Fund, the Fund will invest temporarily in other Municipal Obligations which may be subject to State of California income tax and in Taxable Investments. See "Investment Considerations and Risks--Investing in California Municipal Obligations" below, "Dividends, Distributions and Taxes" and "Appendix--Certain Portfolio Securities."

MINNESOTA MUNICIPAL FUND--The Fund's management policies are identical to those of the National Municipal Fund, except that, under normal circumstances, at least 65% of the value of the Fund's net assets will be invested in debt securities of the State of Minnesota, its political subdivisions, authorities and corporations, the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal and State of Minnesota personal income taxes (collectively, "Minnesota Municipal Obligations"). The remainder of the Fund's assets may be invested in securities that are not Minnesota Municipal Obligations and therefore may be subject to Minnesota income taxes. To the extent acceptable Minnesota Municipal Obligations are at any time unavailable for investment by the Fund, the Fund will invest temporarily in other Municipal Obligations which may be subject to State of Minnesota income tax and in Taxable Investments. See "Investment Considerations and Risks--Investing in Minnesota Municipal Obligations" below, "Dividends, Distributions and Taxes" and "Appendix--Certain Portfolio Securities."

NEW YORK MUNICIPAL FUND--The Fund's management policies are identical to those of the National Municipal Fund, except that, under normal circumstances, at least 65% of the value of the Fund's net assets will be invested in debt securities of the State of New York, its political subdivisions, authorities and corporations, the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal, New York State and New York City income taxes (collectively, "New York Municipal Obligations"). The remainder of the Fund's assets may be invested in securities that are not New York Municipal Obligations and therefore may be subject to New York State and New York City income taxes. To the extent acceptable New York Municipal Obligations are at any time unavailable for investment by the Fund, the Fund will invest temporarily in other Municipal Obligations which may be subject to New York State and New York City income taxes and in Taxable Investments. See "Investment Considerations and Risks--Investing in New York Municipal Obligations" below, "Dividends, Distributions and Taxes" and "Appendix--Certain Portfolio Securities."


INVESTMENT CONSIDERATIONS AND RISKS

GENERAL--Each Fund attempts to increase yields by trading to take advantage of short-term market variations. This policy is expected to result in high portfolio turnover but should not adversely affect a Fund since each Fund usually does not pay brokerage commissions when it purchases short-term debt obligations, including U.S. Government securities. The value of the portfolio securities held by each Fund will vary inversely to changes in prevailing interest rates. Thus, if interest rates have increased from the time a security was purchased, such security, if sold, might be sold at a price less than its cost. Similarly, if interest rates have declined from the time a security was purchased, such security, if sold, might be sold at a price greater than its purchase cost. In either instance, if the security was purchased at face value and held to maturity, no gain or loss would be realized.

BANK SECURITIES (MONEY FUND ONLY)--To the extent the Fund's investments are concentrated in the banking industry, the Fund will have correspondingly greater exposure to the risk factors which are characteristic of such investments. Sustained increases in interest rates can adversely affect the availability or liquidity and cost of capital funds for a bank's lending activities, and a deterioration in general economic conditions could increase the exposure to credit losses. In addition, the value of and the investment return on the Fund's shares could be affected by economic or regulatory developments in or related to the banking industry, which industry also is subject to the effects of competition within the banking industry as well as with other types of financial institutions. The Fund, however, will seek to minimize its exposure to such risks by investing only in debt securities which are determined to be of high quality.

FOREIGN SECURITIES (MONEY FUND ONLY)--Since the Fund's portfolio may contain securities issued by foreign governments, or any of their political subdivisions, agencies or instrumentalities, and by foreign subsidiaries and foreign branches of domestic banks, domestic and foreign branches of foreign banks, and commercial paper issued by foreign issuers, the Fund may be subject to additional investment risks with respect to those securities that are different in some respects from those incurred by a fund which invests only in debt obligations of U.S. domestic issuers, although such obligations may be higher yielding when compared to the securities of U.S. domestic issuers. Such risks include possible future political and economic developments, seizure or nationalization of foreign deposits, imposition of foreign withholding taxes on interest income payable on the securities, establishment of exchange controls or adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on these securities.

INVESTING IN MUNICIPAL OBLIGATIONS (MUNICIPAL FUNDS)--Each of the Municipal Funds may invest more than 25% of the value of its total assets in Municipal Obligations which are related in such a way that an economic, business or political development or change affecting one such security also would affect the other securities; for example, securities the interest upon which is paid from revenues of similar types of projects. As a result, each of these Funds may be subject to greater risk as compared to a fund that does not follow this practice.

          Certain municipal lease/purchase obligations in which each of the Municipal Funds may invest may contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease/purchase obligations are secured by the leased property, disposition of the leased property in the event of foreclosure might prove difficult. In evaluating the credit quality of a municipal lease/purchase obligation that is unrated, The Dreyfus Corporation will consider, on an ongoing basis, a number of factors including the likelihood that the issuing municipality will discontinue appropriating funding for the leased property.

          Certain provisions in the Code relating to the issuance of Municipal Obligations may reduce the volume of Municipal Obligations qualifying for Federal tax exemption. One effect of these provisions could be to increase the cost of the Municipal Obligations available for purchase by the Fund and thus reduce available yield. Shareholders should consult their tax advisers concerning the effect of these provisions on an investment in any of the Municipal Funds. Proposals that may restrict or eliminate the income tax exemption for interest on Municipal Obligations may be introduced in the future. If any such proposal were enacted that would reduce the availability of Municipal Obligations for investment by the Municipal Funds so as to adversely affect Fund shareholders, each Municipal Fund would reevaluate its investment objective and policies and submit possible changes in the Fund's structure to shareholders for their consideration. If legislation were enacted that would treat a type of Municipal Obligation as taxable, the Municipal Funds would treat such security as a permissible Taxable Investment within the applicable limits set forth herein.

INVESTING IN CALIFORNIA MUNICIPAL OBLIGATIONS (CALIFORNIA MUNICIPAL FUND
ONLY)--Since the California Municipal Fund is concentrated in securities issued by California or entities within California, an investment in the Fund may involve greater risk than investments in certain other types of money market funds. You should consider carefully the special risks inherent in investing principally in California Municipal Obligations. These risks result from certain amendments to the California Constitution and other statutes that limit the taxing and spending authority of California governmental entities, as well as from the general financial condition of the State of California. A severe recession from 1990 through fiscal 1994 reduced revenues and increased expenditures for social welfare programs, resulting in a period of budget imbalance. During this period, expenditures exceeded revenues in four out of six years, and the State accumulated and sustained a budget deficit in its budget reserve, the Special Fund for Economic Uncertainties, approaching $2.8 billion at its peak at June 30, 1993. By the 1993-94 fiscal year, the accumulated budget deficit was so large that it was impractical to budget to retire it in one year, so a two-year program was implemented, using the issuance of revenue anticipation warrants to carry a portion of the deficit over the end of the fiscal year. When the economy failed to recover sufficiently, a second two-year plan was implemented in 1994-95, again using cross-fiscal year revenue anticipation warrants to partly finance the deficit into the 1995-96 fiscal year. As a consequence of the accumulated budget deficits, the State's cash resources available to pay its ongoing obligations were significantly reduced causing the State to rely increasingly on external debt markets to meet its cash needs. Future budget problems or a deterioration in California's general financial condition may have the effect of impairing the ability of the issuers of California Municipal Obligations to pay interest on, or repay the principal of, such California Municipal Obligations. You should obtain and review a copy of the Statement of Additional Information which more fully sets forth these and other risk factors.

INVESTING IN MINNESOTA MUNICIPAL OBLIGATIONS (MINNESOTA MUNICIPAL FUND
ONLY)--Since the Minnesota Municipal Fund is concentrated in securities issued by Minnesota or entities within Minnesota, an investment in the Fund may involve greater risk than investments in certain other types of money market funds. You should consider carefully the special risks inherent in investing principally in Minnesota Municipal Obligations. These risks result from the financial condition of the State of Minnesota and its municipalities. The structure of Minnesota's economy parallels the structure of the United States' economy as a whole when viewed at a highly aggregated level of detail. Diversity and a significant natural resource base are two important characteristics of the State's economy. However, the State of Minnesota experienced financial difficulties in the early 1980s because of a downturn in the State's economy resulting from the national recession. More recently, real growth has been equal to or greater than national growth. There can be no assurance that the financial problems referred to or similar future problems will not affect the market value or marketability of Minnesota Municipal Obligations or the ability of the issuer thereof to pay interest or principal thereon. You should obtain and review a copy of the Statement of Additional Information which more fully sets forth these and other risk factors.

INVESTING IN NEW YORK MUNICIPAL OBLIGATIONS (NEW YORK MUNICIPAL FUND
ONLY)--Since the New York Municipal Fund is concentrated in securities issued by New York or entities within New York, an investment in the Fund may involve greater risk than investments in certain other types of money market funds. You should consider carefully the special risks inherent in investing principally in New York Municipal Obligations. These risks result from the financial condition of New York State, certain of its public bodies and municipalities, and New York City. Beginning in early 1975, New York State, New York City and other New York State entities faced serious financial difficulties which jeopardized the credit standing and impaired the borrowing abilities of such entities and contributed to high interest rates on, and lower market prices for, debt obligations issued by them. A recurrence of such financial difficulties or a failure of certain financial recovery programs could result in defaults or declines in the market values of various New York Municipal Obligations in which the Fund may invest. If there should be a default or other financial crisis relating to New York State, New York City, a State or City agency, or a State municipality, the market value and marketability of outstanding New York Municipal Obligations in the Fund's portfolio and the interest income to the Fund could be adversely affected. Moreover, the national recession and the significant slowdown in the New York and regional economies in the early 1990's added substantial uncertainty to estimates of the State's tax revenues, which, in part, caused the State to incur cash-basis operating deficits in the General Fund and issue deficit notes during the fiscal periods 1989 through 1992. New York State's financial operations have improved, however, during recent fiscal years. For its fiscal years 1993 through 1997, the State recorded balanced budgets on a cash basis, with positive fund balances in the General Fund. New York State ended its 1996-97 fiscal year on March 31, 1997 in balance on a cash basis, with a cash surplus in the General Fund of approximately $1.4 billion. There can be no assurance that New York State will not face substantial potential budget gaps in future years. You should obtain and review a copy of the Statement of Additional Information which more fully sets forth these and other risk factors.

NON-DIVERSIFIED STATUS (CALIFORNIA MUNICIPAL FUND, MINNESOTA MUNICIPAL FUND AND NEW YORK MUNICIPAL FUND)--The classification of each of these Funds as a "non-diversified" investment company means that the proportion of the Fund's assets that may be invested in the securities of a single issuer is not limited by the 1940 Act. A "diversified" investment company is required by the 1940 Act generally, with respect to 75% of its total assets, to invest not more than 5% of such assets in the securities of a single issuer. Since a relatively high percentage of each of these Funds' assets may be invested in the obligations of a limited number of issuers, the Fund's portfolio may be more sensitive to changes in the market value of a single issuer. However, to meet Federal tax requirements, at the close of each quarter each Fund may not have more than 25% of its total assets invested in any one issuer and, with respect to 50% of total assets, not more than 5% of its total assets invested in any one issuer. These limitations do not apply to U.S. Government securities.

SIMULTANEOUS INVESTMENTS--Investment decisions for each Fund are made independently from those of other investment companies advised by The Dreyfus Corporation. If, however, such other investment companies desire to invest in, or dispose of, the same securities as a Fund, available investments or opportunities for sales will be allocated equitably to each investment company. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund.

YEAR 2000 RISKS--Like other mutual funds, financial and business organizations and individuals around the world, each Fund could be adversely affected if the computer systems used by The Dreyfus Corporation and the Fund's other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Dreyfus Corporation is taking steps to address the Year 2000 Problem with respect to the computer systems that it uses and to obtain assurances that comparable steps are being taken by the Funds' other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact on a Fund.


                             MANAGEMENT OF THE FUNDS

INVESTMENT ADVISER--The Dreyfus Corporation, located at 200 Park Avenue, New York, New York 10166, was formed in 1947 and serves as each Fund's investment adviser. The Dreyfus Corporation is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Bank Corporation ("Mellon"). As of ____________, 1998, The Dreyfus Corporation managed or administered approximately $___ billion in assets for approximately ___ million investor accounts nationwide.

          The Dreyfus Corporation supervises and assists in the overall management of each Fund's affairs under separate Management Agreements related to each Fund, subject to the authority of the Board in accordance with applicable law.

          Mellon is a publicly owned multibank holding company incorporated under Pennsylvania law in 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. Mellon provides a comprehensive range of financial products and services in domestic and selected international markets. Mellon is among the twenty-five largest bank holding companies in the United States based on total assets. Mellon's principal wholly-owned subsidiaries are Mellon Bank, N.A., Mellon Bank (DE) National Association, Mellon Bank (MD), The Boston Company, Inc., AFCO Credit Corporation and a number of companies known as Mellon Financial Services Corporations. Through its subsidiaries, including The Dreyfus Corporation, Mellon managed more than $___ billion in assets as of _____________, 199_, including approximately $___ billion in proprietary mutual fund assets. As of ______________, 1998, Mellon, through various subsidiaries, provided non-investment services, such as custodial or administration services, for more than $_____ trillion in assets, including approximately $__ billion in mutual fund assets.

          For the fiscal year ended November 30, 1997, each Fund (except the Minnesota Municipal Fund, which has not completed its first fiscal year) paid The Dreyfus Corporation a monthly management fee at the effective annual rate of
 .50 of 1% of the value of the Fund's average daily net assets. From time to time, The Dreyfus Corporation may waive receipt of its fees and/or voluntarily assume certain expenses of a Fund, which would have the effect of lowering the expense ratio of such Fund and increasing yield to investors. No Fund will pay The Dreyfus Corporation at a later time for any amounts it may waive, nor will a Fund reimburse The Dreyfus Corporation for any amounts it may assume.

          In allocating brokerage transactions, The Dreyfus Corporation seeks to obtain the best execution of orders at the most favorable net price. Subject to this determination, The Dreyfus Corporation may consider, among other things, the receipt of research services and/or the sale of shares of a Fund or other funds managed, advised or administered by The Dreyfus Corporation as factors in the selection of broker-dealers to execute portfolio transactions for each Fund. See "Portfolio Transactions" in the Statement of Additional Information.

EXPENSES---All expenses incurred in the operation of a Fund are borne by the Fund, except to the extent specifically assumed by The Dreyfus Corporation. The expenses borne by a Fund include: organizational costs, taxes, interest, brokerage fees and commissions, if any, fees of Board members who are not officers, directors, employees or holders of 5% of more of the outstanding voting securities of The Dreyfus Corporation or any of its affiliates, Securities and Exchange Commission fees, state Blue Sky qualification fees, advisory fees, charges of registrars and custodians, transfer and dividend disbursing agents' fees, outside auditing and legal expenses, costs of maintaining the Fund's existence, costs attributable to investor services, costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders, costs of shareholders' reports and meetings, and any extraordinary expenses. See "General Information."

          The Dreyfus Corporation may pay the Funds' distributor for shareholder services from The Dreyfus Corporation's own assets, including past profits but not including the management fee paid by the Funds. The Funds' distributor may use part or all of such payments to pay Service Agents in respect of these services.

DISTRIBUTOR--Each Fund's distributor is Premier Mutual Fund Services, Inc. (the "Distributor"), located at 60 State Street, Boston, Massachusetts 02109. The Distributor's ultimate parent is Boston Institutional Group, Inc.

TRANSFER AND DIVIDEND DISBURSING AGENT AND CUSTODIAN--Dreyfus Transfer, Inc., a wholly-owned subsidiary of The Dreyfus Corporation, P.O. Box 9671, Providence, Rhode Island 02940-9671, is each Fund's Transfer and Dividend Disbursing Agent (the "Transfer Agent"). The Bank of New York, 90 Washington Street, New York, New York 10286, is each Fund's Custodian.


                                HOW TO BUY SHARES

          Each Fund's shares may be purchased only by clients of certain financial institutions (which may include banks), securities dealers ("Selected Dealers"), and other industry professionals such as investment advisers, accountants and estate planning firms (collectively, "Service Agents") that have entered into service agreements with the Distributor. For shareholders who purchase Fund shares from the Distributor, the Distributor will act as Service Agent. Stock certificates are issued only upon your written request. No certificates are issued for fractional shares. It is not recommended that the Municipal Funds be used as a vehicle for Keogh, IRA or other qualified plans. Each Fund reserves the right to reject any purchase order.

          The minimum initial investment in each Fund is $2,500, or $1,000 if you are a client of a Service Agent which maintains an omnibus account in the relevant Fund and has made an aggregate minimum initial purchase in the Fund for its customers of $2,500. Subsequent investments must be at least $100. For the Government Money Fund and the Money Fund, however, the minimum initial investment is $750 for Dreyfus-sponsored Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs and rollover
IRAs) and 403(b)(7) Plans with only one participant and $500 for Dreyfus-sponsored Education IRAs, with no minimum for subsequent purchases. The initial investment must be accompanied by the Account Application. For full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries, directors of The Dreyfus Corporation, Board members of a fund advised by The Dreyfus Corporation, including members of each Fund's Board, or the spouse or minor child of any of the foregoing, the minimum initial investment is $1,000. For full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries who elect to have a portion of their pay directly deposited into their Fund accounts, the minimum initial investment is $50. The Government Money Fund and the Money Fund reserve the right to offer Fund shares without regard to minimum purchase requirements to employees participating in certain qualified and non-qualified employee benefit plans or other programs where contributions or account information can be transmitted in a manner and form acceptable to such Fund. Each Fund reserves the right to vary further the initial and subsequent investment minimum requirements at any time.

          You may purchase Fund shares by check or wire. Checks should be made payable to "The Dreyfus Family of Funds" or, if for Dreyfus retirement plan accounts with respect to the Government Money Fund and the Money Fund, to "The Dreyfus Trust Company, Custodian." Payments to open new accounts which are mailed should be sent to The Dreyfus Family of Funds, P.O. Box 9387, Providence, Rhode Island 02940-9387, together with your Account Application indicating that Class B shares are being purchased. For subsequent investments, your Fund account number should appear on the check and an investment slip should be enclosed and sent to The Dreyfus Family of Funds, P.O. Box 105, Newark, New Jersey 07101-0105. For Dreyfus retirement plan accounts, both initial and subsequent investments should be sent to The Dreyfus Trust Company, Custodian, P.O. Box 6427, Providence, Rhode Island 02940-6427. Neither initial nor subsequent investments should be made by third party check. Purchase orders may be delivered in person only to a Dreyfus Financial Center. THESE ORDERS WILL BE FORWARDED TO THE RELEVANT FUND AND WILL BE PROCESSED ONLY UPON RECEIPT THEREBY. For the location of the nearest Dreyfus Financial Center, please call one of the telephone numbers listed under "General Information." Other purchase procedures may be in effect for clients of certain Service Agents.

          Wire payments may be made, if your bank account is in a commercial bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York together with the applicable Fund's DDA# as shown below, for purchase of Fund shares in your name:

                  DDA # 8900052414/General Government Securities Money
                    Market Fund, Inc.
                  DDA # 8900051957/General Money Market Fund, Inc.
                  DDA # 8900052163/General California Municipal Money
                    Market Fund
                  DDA # 89000_____/General Minnesota Municipal Money
                    Market Fund
                  DDA # 8900052376/General Municipal Money Market Fund DDA # 8900052171/General New York Municipal Money
                    Market Fund

The wire must include your Fund account number (for new accounts, your Taxpayer Identification Number ("TIN") should be included instead), account registration and dealer number, if applicable, and must indicate the Class of shares being purchased. If your initial purchase of Fund shares is by wire, please call 1-800-645-6561 after completing your wire payment to obtain your Fund account number. Please include your Fund account number on the Account Application and promptly mail the Account Application to the Fund, as no redemptions will be permitted until the Account Application is received. You may obtain further information about remitting funds in this manner from your bank. All payments should be made in U.S. dollars and, to avoid fees and delays, should be drawn only on U.S. banks. A charge will be imposed if any check used for investment in your account does not clear. Each Fund makes available to certain large institutions the ability to issue purchase instructions through compatible computer facilities.

          Fund shares also may be purchased through Dreyfus-Automatic Asset Builder(R), the Government Direct Deposit Privilege or the Payroll Savings Plan described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

          Subsequent investments also may be made by electronic transfer of funds from an account maintained in a bank or other domestic financial institution that is an Automated Clearing House member. You must direct the institution to transmit immediately available funds through the Automated Clearing House to The Bank of New York with instructions to credit your Fund account. The instructions must specify your Fund account registration and your Fund account number PRECEDED BY THE DIGITS "1111."

          Service Agents may receive different levels of compensation for selling different Classes of shares. Management understands that some Service Agents may impose certain conditions on their clients which are different from those described in this Prospectus and, to the extent permitted by applicable regulatory authority, may charge their clients direct fees. You should consult your Service Agent in this regard.

          Fund shares are sold on a continuous basis at the net asset value per share next determined after an order in proper form and Federal Funds (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve Bank) are received by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund in written or telegraphic form. If you do not remit Federal Funds, your payment must be converted into Federal Funds. This usually occurs within one business day of receipt of a bank wire and within two business days of receipt of a check drawn on a member bank of the Federal Reserve System. Checks drawn on banks which are not members of the Federal Reserve System may take considerably longer to convert into Federal Funds. Prior to receipt of Federal Funds, your money will not be invested.

          Net asset value per share of each Class is computed by dividing the value of the Fund's net assets represented by such Class (i.e., the value of its assets less liabilities) by the total number of shares of such Class outstanding. See "Determination of Net Asset Value" in the Statement of Additional Information.

          Federal regulations require that you provide a certified TIN upon opening or reopening an account. See "Dividends, Distributions and Taxes" and the Account Application for further information concerning this requirement. Failure to furnish a certified TIN to a Fund could subject you to a $50 penalty imposed by the Internal Revenue Service (the "IRS").

GOVERNMENT MONEY FUND AND MONEY FUND--Each of these Funds determines its net asset value per share twice each day the New York Stock Exchange or the Transfer Agent is open for business: as of 5:00 p.m., New York time, and as of 8:00 p.m., New York time.

          If your payments are received in or converted into Federal Funds by 12:00 Noon, New York time, by the Transfer Agent on a business day, you will receive the dividend declared that day. If your payments are received in or converted into Federal Funds after 12:00 Noon, New York time, by the Transfer Agent, you will begin to accrue dividends on the following business day.

          Qualified institutions may telephone orders for purchase of Fund shares of each of these Funds. A telephone order placed with the Distributor or its designee in New York will become effective at the price determined at 5:00 p.m., New York time, and the shares purchased will receive the dividend on Fund shares declared on that day, if such order is placed with the Distributor or its designee in New York by 5:00 p.m., New York time, and Federal Funds are received by 6:00 p.m., New York time, on that day. A telephone order placed with the Distributor or its designee in New York after 5:00 p.m., New York time, but by 8:00 p.m., New York time, on a given day will become effective at the price determined at 8:00 p.m., New York time, on that day, and the shares purchased will begin to accrue dividends on the next business day, if Federal Funds are received by 11:00 a.m., New York time, on the next business day.

          The Distributor may pay dealers a fee of up to .5% of the amount invested through such dealers in each Fund's shares by employees participating in qualified or non-qualified employee benefit plans or other programs where (i) the employers or affiliated employers maintaining such plans or programs have a minimum of 250 employees eligible for participation in such plans or programs, or (ii) such plan's or program's aggregate investment in the Dreyfus Family of Funds or certain other products made available by the Distributor to such plans or programs exceeds $1,000,000 ("Eligible Benefit Plans"). Shares of funds in the Dreyfus Family of Funds then held by Eligible Benefit Plans will be aggregated to determine the fee payable. The Distributor reserves the right to cease paying these fees at any time. The Distributor will pay such fees from its own funds, other than amounts received from the Fund, including past profits or any other source available to it.

MUNICIPAL FUNDS--Each Municipal Fund determines its net asset value per share twice each day the New York Stock Exchange or the Transfer Agent is open for business: as of 12:00 Noon, New York time, and as of 8:00 p.m., New York time.

          If your payments are received in or converted into Federal Funds by 12:00 Noon, New York time, on a business day, you will receive the dividend declared that day. If your payments are received in or converted into Federal Funds after 12:00 Noon, New York time, you will begin to accrue dividends on the following business day.

          Qualified institutions may telephone orders for purchase of shares of each of these Funds. A telephone order placed with the Distributor or its designee in New York will become effective at the price determined at 12:00 Noon, New York time, on a given day, and the shares purchased will receive the dividend on Fund shares declared on that day, if the telephone order is placed with the Distributor or its designee by 12:00 Noon, New York time, and Federal Funds are received by 4:00 p.m., New York time, on that day. A telephone order placed with the Distributor or its designee after 12:00 Noon, New York time, but by 8:00 p.m., New York time, on a given day will become effective at the price determined at 8:00 p.m., New York time, on that day, and the shares purchased will begin to accrue dividends on the next business day, if Federal Funds are received by 11:00 a.m., New York time, on the next business day.

TELETRANSFER PRIVILEGE--(CALIFORNIA MUNICIPAL FUND, MINNESOTA MUNICIPAL FUND AND NEW YORK MUNICIPAL FUND ONLY)--You may purchase shares (minimum $500, maximum $150,000 per day) by telephone if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and your Fund account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House member may be so designated. Each of these Funds may modify or terminate this Privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated.

          If you have selected the TELETRANSFER Privilege, you may request a TELETRANSFER purchase of shares by calling 1-800-645-6561 or, if you are calling from overseas, call 516-794-5452.


                              SHAREHOLDER SERVICES

          The services and privileges described under this heading may not be available to clients of certain Service Agents and some Service Agents may impose certain conditions on their clients which are different from those described in this Prospectus. You should consult your Service Agent in this regard. In addition, use of the privileges noted below may require that the proper forms and information be filed with and processed by the Transfer Agent.

FUND EXCHANGES--Clients of certain Service Agents may purchase, in exchange for shares of a Fund, shares of certain other funds managed or administered by The Dreyfus Corporation, to the extent such shares are offered for sale in the client's state of residence. These funds have different investment objectives which may be of interest to you. If you desire to use this service, you should consult your Service Agent or call 1-800-645-6561 to determine if it is available and whether any conditions are imposed on its use.

          To request an exchange, you or your Service Agent acting on your behalf must give exchange instructions to the Transfer Agent in writing or by telephone. Before any exchange, you must obtain and should review a copy of the current prospectus of the fund into which the exchange is being made. Prospectuses may be obtained by calling 1-800-645-6561. Except in the case of personal retirement plans, the shares being exchanged must have a current value of at least $500; furthermore, when establishing a new account by exchange, the shares being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made. The ability to issue exchange instructions by telephone is given to shareholders of each Fund automatically, unless you check the applicable "No" box on the Account Application, indicating that you specifically refuse this Privilege. The Telephone Exchange Privilege may be established for an existing account by written request signed by all shareholders on the account, by a separate signed Shareholder Services Form, available by calling 1-800-645-6561, or by oral request from any of the authorized signatories on the account by calling 1-800-645-6561. If you have established the Telephone Exchange Privilege, you may telephone exchange instructions (including over The Dreyfus Touch(R) automated telephone system) by calling 1-800-645-6561. If you are calling from overseas, call 516-794-5452. See "How to Redeem Shares--Procedures." Upon an exchange into a new account, the following shareholder services and privileges, as applicable and where available, will be automatically carried over to the fund into which the exchange is made: Telephone Exchange Privilege, Check Redemption Privilege, Wire Redemption Privilege, Telephone Redemption Privilege, TELETRANSFER Privilege, and the dividend/capital gain distribution option (except for Dividend Sweep) selected by the investor.

          Shares will be exchanged at the next determined net asset value; however, a sales load may be charged with respect to exchanges into funds sold with a sales load. If you are exchanging into a fund that charges a sales load, you may qualify for share prices which do not include the sales load or which reflect a reduced sales load, if the shares you are exchanging were: (a) purchased with a sales load, (b) acquired by a previous exchange from shares purchased with a sales load, or (c) acquired through reinvestment of dividends or distributions paid with respect to the foregoing categories of shares. To qualify, at the time of the exchange you must notify the Transfer Agent or your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your holdings through a check of appropriate records. See "Shareholder Services" in the Statement of Additional Information. No fees currently are charged shareholders directly in connection with exchanges, although each Fund reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal administrative fee in accordance with rules promulgated by the Securities and Exchange Commission. Each Fund reserves the right to reject any exchange request in whole or in part. The availability of Fund Exchanges may be modified or terminated at any time upon notice to shareholders. See "Dividends, Distributions and Taxes."

DREYFUS AUTO-EXCHANGE PRIVILEGE--Dreyfus Auto-Exchange Privilege enables you to invest regularly (on a semi-monthly, monthly, quarterly or annual basis), in exchange for shares of a Fund, in shares of certain other funds in the Dreyfus Family of Funds of which you are a shareholder. The amount you designate, which can be expressed either in terms of a specific dollar or share amount ($100 minimum), will be exchanged automatically on the first and/or fifteenth of the month according to the schedule you have selected. Shares will be exchanged at the then-current net asset value; however, a sales load may be charged with respect to exchanges into funds sold with a sales load. See "Shareholder Services" in the Statement of Additional Information. The right to exercise this Privilege may be modified or canceled by the Fund or the Transfer Agent. You may modify or cancel your exercise of this Privilege at any time by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. Each Fund may charge a service fee for the use of this Privilege. No such fee currently is contemplated. For more information concerning this Privilege and the funds in the Dreyfus Family of Funds eligible to participate in this Privilege, or to obtain an Auto-Exchange Authorization Form, please call toll free 1-800-645-6561. See "Dividends, Distributions and Taxes."

DREYFUS-AUTOMATIC ASSET BUILDER(R)--Dreyfus-AUTOMATIC Asset Builder permits you to purchase Fund shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Fund shares are purchased by transferring funds from the bank account designated by you. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. To establish a Dreyfus-AUTOMATIC Asset Builder account, you must file an authorization form with the Transfer Agent. You may obtain the necessary authorization form from your Service Agent or by calling 1-800-645-6561. You may cancel your participation in this Privilege or change the amount of your purchase at any time by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671, or, if for Dreyfus retirement plan accounts, to The Dreyfus Trust Company, Custodian, P.O. Box 6427, Providence, Rhode Island 02940-6427, and the notification will be effective three business days following receipt. Each Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

GOVERNMENT DIRECT DEPOSIT PRIVILEGE--The Government Direct Deposit Privilege enables you to purchase Fund shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans', military or other payments from the Federal government, automatically deposited into your Fund account. You may deposit as much of such payments as you elect. To enroll in Government Direct Deposit, you must file with the Transfer Agent a completed Direct Deposit Sign-Up Form for each type of payment that you desire to include in this Privilege. The appropriate form may be obtained from your Service Agent or by calling 1-800-645-6561. Death or legal incapacity will terminate your participation in this Privilege. You may elect at any time to terminate your participation by notifying in writing the appropriate Federal agency. Further, a Fund may terminate your participation upon 30 days' notice to you.

PAYROLL SAVINGS PLAN--The Payroll Savings Plan permits you to purchase Fund shares (minimum of $100 per transaction) automatically on a regular basis. Depending upon your employer's direct deposit program, you may have part or all of your paycheck transferred to your existing Dreyfus account electronically through the Automated Clearing House system at each pay period. To establish a Payroll Savings Plan account, you must file an authorization form with your employer's payroll department. Your employer must complete the reverse side of the form and return it to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. You may obtain the necessary authorization form by calling 1-800-645-6561. You may change the amount of purchase or cancel the authorization only by written notification to your employer. It is the sole responsibility of your employer, not the Distributor, The Dreyfus Corporation, the Fund, the Transfer Agent or any other person, to arrange for transactions under the Payroll Savings Plan. Each Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

DIVIDEND OPTIONS--Dividend Sweep enables you to invest automatically dividends or dividends and capital gain distributions, if any, paid by a Fund in shares of another fund in the Dreyfus Family of Funds of which you are a shareholder. Shares of the other fund will be purchased at the then-current net asset value; however, a sales load may be charged with respect to investments in shares of a fund sold with a sales load. If you are investing in a fund that charges a sales load, you may qualify for share prices which do not include the sales load or which reflect a reduced sales load. If you are investing in a fund that charges a contingent deferred sales charge, the shares purchased will be subject to the contingent deferred sales charge, if any, applicable to the purchased shares. See "Shareholder Services" in the Statement of Additional Information. Dividend ACH permits you to transfer electronically dividends or dividends and capital gain distributions, if any, from a Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. Banks may charge a fee for this service.

          For more information concerning these privileges or to request a Dividend Options Form, please call toll free 1-800-645-6561. You may cancel these privileges by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. To select a new fund after cancellation, you must submit a new Dividend Options Form. Enrollment in or cancellation of these privileges is effective three business days following receipt. These privileges are available only for existing accounts and may not be used to open new accounts. Minimum subsequent investments do not apply for Dividend Sweep. Each Fund may modify or terminate these privileges at any time or charge a service fee. No such fee currently is contemplated. Shares held under Keogh Plans or IRAs are not eligible for Dividend Sweep.

QUARTERLY DISTRIBUTION PLAN--The Quarterly Distribution Plan permits you to receive quarterly payments from a Fund consisting of proceeds from the redemption of shares purchased for your account through the automatic reinvestment of dividends declared on your account during the preceding calendar quarter. You may open a Quarterly Distribution Plan by submitting a request to the Transfer Agent. The Quarterly Distribution Plan may be ended at any time by you, the Fund or the Transfer Agent. Shares for which certificates have been issued must be presented before redemption under the Quarterly Distribution Plan.

AUTOMATIC WITHDRAWAL PLAN--The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if you have a $5,000 minimum account. An Automatic Withdrawal Plan may be established by filing an Automatic Withdrawal Plan application with the Transfer Agent or by oral request from any of the authorized signatories on the account by calling 1-800-645-6561. The Automatic Withdrawal Plan may be ended at any time by you, the Fund or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.

RETIREMENT PLANS (GOVERNMENT MONEY FUND AND MONEY FUND ONLY)-- Each of these Funds offers a variety of pension and profit-sharing plans, including Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs, rollover IRAs and Education IRAs), 401(k) Salary Reduction Plans and 403(b)(7) Plans. Plan support services also are available. You can obtain details on the various plans by calling the following numbers toll free: for Keogh Plans, please call 1-800-358-5566; for IRAs (except SEP-IRAs), please call 1-800-645-6561; or for SEP-IRAs, 401(k) Salary Reduction Plans and 403(b)(7) Plans, please call 1-800-322-7880.


                              HOW TO REDEEM SHARES
GENERAL

          You may request redemption of your shares at any time. Redemption requests should be transmitted to the Transfer Agent as described below. When a request is received in proper form by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund, your Fund will redeem the shares at the next determined net asset value.

          None of the Funds imposes a charge when shares are redeemed. Service Agents may charge their clients a fee for effecting redemptions of Fund shares. Any certificates representing Fund shares being redeemed must be submitted with the redemption request. The value of the shares redeemed may be more or less than their original cost, depending upon the respective Fund's then-current net asset value.

          Each Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the Securities and Exchange Commission. HOWEVER, IF YOU HAVE PURCHASED FUND SHARES BY CHECK, BY TELETRANSFER PRIVILEGE OR THROUGH DREYFUS-AUTOMATIC ASSET BUILDER(R) AND SUBSEQUENTLY SUBMIT A WRITTEN REDEMPTION REQUEST TO THE TRANSFER AGENT, YOUR REDEMPTION WILL BE EFFECTIVE AND THE REDEMPTION PROCEEDS WILL BE TRANSMITTED TO YOU PROMPTLY UPON BANK CLEARANCE OF YOUR PURCHASE CHECK, TELETRANSFER PURCHASE OR DREYFUS-AUTOMATIC ASSET BUILDER ORDER, WHICH MAY TAKE UP TO EIGHT BUSINESS DAYS OR MORE. IN ADDITION, EACH FUND WILL NOT HONOR REDEMPTION CHECKS UNDER THE CHECK REDEMPTION PRIVILEGE, AND WILL REJECT REQUESTS TO REDEEM SHARES BY WIRE OR TELEPHONE OR PURSUANT TO THE TELETRANSFER PRIVILEGE, FOR A PERIOD OF EIGHT BUSINESS DAYS AFTER RECEIPT BY THE TRANSFER AGENT OF THE PURCHASE CHECK, THE TELETRANSFER PURCHASE OR THE DREYFUS-AUTOMATIC ASSET BUILDER ORDER AGAINST WHICH SUCH REDEMPTION IS REQUESTED. THESE PROCEDURES WILL NOT APPLY IF YOUR SHARES WERE PURCHASED BY WIRE PAYMENT, OR IF YOU OTHERWISE HAVE A SUFFICIENT COLLECTED BALANCE IN YOUR ACCOUNT TO COVER THE REDEMPTION REQUEST. PRIOR TO THE TIME ANY REDEMPTION IS EFFECTIVE, DIVIDENDS ON SUCH SHARES WILL ACCRUE AND BE PAYABLE, AND YOU WILL BE ENTITLED TO EXERCISE ALL OTHER RIGHTS OF BENEFICIAL OWNERSHIP. Fund shares will not be redeemed until the Transfer Agent has received your Account Application.

          Each Fund reserves the right to redeem your account at its option upon not less than 45 days' written notice if your account's net asset value is $500 or less and remains so during the notice period.

PROCEDURES

          You may redeem Fund shares by using the regular redemption procedure through the Transfer Agent, or through the Check Redemption Privilege or Telephone Redemption Privilege, which are granted automatically unless you specifically refuse them by checking the applicable "No" box on the Account Application. The Check Redemption Privilege and Telephone Redemption Privilege may be established for an existing account by a separate signed Shareholder Services Form, or, with respect to the Telephone Redemption Privilege, by oral request from any of the authorized signatories on the account by calling 1-800-645-6561. You also may redeem shares through the Wire Redemption Privilege or, with respect to the California Municipal Fund, the Minnesota Municipal Fund and the New York Municipal Fund, the TELETRANSFER Privilege, if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. If you are a client of a Selected Dealer, you may redeem Fund shares through the Selected Dealer. Other redemption procedures may be in effect for clients of certain Service Agents. Each Fund makes available to certain large institutions the ability to issue redemption instructions through compatible computer facilities. Each Fund reserves the right to refuse any request made by wire or telephone, including requests made shortly after a change of address, and may limit the amount involved or the number of such requests. Each Fund may modify or terminate any redemption privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated. Shares held under Keogh Plans, IRAs or other retirement plans, and shares for which certificates have been issued, are not eligible for the Check Redemption, Wire Redemption, Telephone Redemption or TELETRANSFER Privilege.

          The Telephone Redemption Privilege or Telephone Exchange Privilege authorizes the Transfer Agent to act on telephone instructions (including over The Dreyfus Touch(R) automated telephone system) from any person representing himself or herself to be you, or a representative of your Service Agent, and reasonably believed by the Transfer Agent to be genuine. Each Fund will require the Transfer Agent to employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions are genuine and, if it does not follow such procedures, the Fund or the Transfer Agent may be liable for any losses due to unauthorized or fraudulent instructions. Neither a Fund nor the Transfer Agent will be liable for following telephone instructions reasonably believed to be genuine.

          During times of drastic economic or market conditions, you may experience difficulty in contacting the Transfer Agent by telephone to request a redemption or exchange of Fund shares. In such cases, you should consider using the other redemption procedures described herein. Use of these other redemption procedures may result in your redemption request being processed at a later time than it would have been if telephone redemption had been used.

REGULAR REDEMPTION--Under the regular redemption procedure, you may redeem shares by written request mailed to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671, or, if for Dreyfus retirement plan accounts, to The Dreyfus Trust Company, Custodian, P.O. Box 6427, Providence, Rhode Island 02940-6427. Redemption requests may be delivered in person only to a Dreyfus Financial Center. For the location of the nearest Dreyfus Financial Center, please call one of the telephone numbers listed under "General Information." THESE REQUESTS WILL BE FORWARDED TO THE FUND AND WILL BE PROCESSED ONLY UPON RECEIPT THEREBY. Redemption requests must be signed by each shareholder, including each owner of a joint account, and each signature must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP"), and the Stock Exchanges Medallion Program. If you have questions with respect to signature-guarantees, please call one of the telephone numbers listed under "General Information."

          Redemption proceeds of at least $1,000 will be wired to any member bank of the Federal Reserve System in accordance with a written signature-guaranteed request.

CHECK REDEMPTION PRIVILEGE--You may write Redemption Checks drawn on your Fund account. Redemption Checks may be made payable to the order of any person in the amount of $500 or more. Redemption Checks should not be used to close your account. Redemption Checks are free, but the Transfer Agent will impose a fee for stopping payment of a Redemption Check upon your request or if the Transfer Agent cannot honor a Redemption Check due to insufficient funds or other valid reason. You should date your Redemption Checks with the current date when you write them. Please do not postdate your Redemption Checks. If you do, the Transfer Agent will honor, upon presentment, even if presented before the date of the check, all postdated Redemption Checks which are dated within six months of presentment for payment, if they are otherwise in good order. If you hold shares in a Dreyfus-sponsored IRA account, you may be permitted to make withdrawals from your IRA account using checks furnished to you by The Dreyfus Trust Company. The Check Redemption Privilege is granted automatically unless you refuse it.

WIRE REDEMPTION PRIVILEGE--You may request by wire, telephone or letter that redemption proceeds (minimum $1,000) be wired to your account at a bank which is a member of the Federal Reserve System, or a correspondent bank if your bank is not a member. Holders of jointly registered Fund or bank accounts may have redemption proceeds of not more than $250,000 wired within any 30-day period. You may telephone redemption requests by calling 1-800-645-6561 or, if you are calling from overseas, call 516-794-5452. The Statement of Additional Information sets forth instructions for transmitting redemption requests by wire.

TELEPHONE REDEMPTION PRIVILEGE--You may request by telephone that redemption proceeds (maximum $150,000 per day) be paid by check and mailed to your address. You may telephone redemption instructions by calling 1-800-645-6561 or, if you are calling from overseas, call 516-794-5452. The Telephone Redemption Privilege is granted automatically unless you refuse it.

TELETRANSFER PRIVILEGE (CALIFORNIA MUNICIPAL FUND, MINNESOTA MUNICIPAL FUND AND NEW YORK MUNICIPAL FUND ONLY)--You may request by telephone that redemption proceeds (minimum $500 per day) be transferred between your Fund account and your bank account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House member may be designated. Redemption proceeds will be on deposit in your account at an Automated Clearing House member bank ordinarily two days after receipt of the redemption request. Holders of jointly registered Fund or bank accounts may redeem through the TELETRANSFER Privilege for transfer to their bank account not more than $250,000 within any 30-day period.

          If you have selected the TELETRANSFER Privilege, you may request a TELETRANSFER redemption of shares by calling 1-800-645-6561 or, if you are calling from overseas, call 516-794-5452.

REDEMPTION THROUGH A SELECTED DEALER--If you are a customer of a Selected Dealer, you may make redemption requests to your Selected Dealer. If the Selected Dealer transmits the redemption request so that it is received by the Transfer Agent or its designee by 12:00 Noon, New York time, with respect to the Municipal Funds, or 5:00 p.m., New York time, with respect to the Government Money Fund and the Money Fund on a business day, the proceeds of the redemption ordinarily will be transmitted in Federal Funds on the same day and the shares will not receive the dividend declared on that day. If a redemption request is received after such time, but by 8:00 p.m., New York time, the redemption request will be effective on that day, the shares will receive the dividend declared on that day and the proceeds of redemption ordinarily will be transmitted in Federal Funds on the next business day. If a redemption request is received after 8:00 p.m., New York time, the redemption request will be effective on the next business day. It is the responsibility of the Selected Dealer to transmit a request so that it is received in a timely manner. The proceeds of the redemption are credited to your account with the Selected Dealer. See "How to Buy Shares" for a discussion of additional conditions or fees that may be imposed upon redemption.


                                DISTRIBUTION PLAN

          Class B shares of each Fund are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act. Under each Distribution Plan, the Fund directly bears the costs of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Distribution Plan. In addition, each Fund reimburses the Distributor for payments made to third parties for distributing (within the meaning of Rule 12b-1) Class B shares at an aggregate annual rate of up to .20 of 1% of the value of the Fund's average daily net assets attributable to Class B.


                            SHAREHOLDER SERVICES PLAN

          Each Fund has adopted a Shareholder Services Plan with respect to Class B pursuant to which the Fund pays the Distributor for the provision of certain services to the holders of Class B shares a fee at the annual rate of
 .25 of 1% of the value of the Fund's average daily net assets attributable to Class B. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. Under each Fund's Shareholder Services Plan, the Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.


                       DIVIDENDS, DISTRIBUTIONS AND TAXES

          Each Fund ordinarily declares dividends from its net investment income on each day the New York Stock Exchange or, for the Government Money Fund and the Money Fund only, the Transfer Agent is open for business. The Fund's earnings for Saturdays, Sundays and holidays are declared as dividends on the preceding business day. Dividends usually are paid on the last calendar day of each month and automatically are reinvested in additional shares at net asset value or, at your option, paid in cash. If you redeem all shares in your account at any time during the month, all dividends to which you are entitled will be paid to you along with the proceeds of the redemption. If you are an omnibus accountholder and indicate in a partial redemption request that a portion of any accrued dividends to which such account is entitled belongs to an underlying accountholder who has redeemed all shares in his or her account, such portion of the accrued dividends will be paid to you along with the proceeds of the redemption. Distributions from net realized securities gains, if any, generally are declared and paid once a year, but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. No Fund will make distributions from net realized securities gains unless capital loss carryovers, if any, have been utilized or have expired. You may choose whether to receive distributions in cash or to reinvest in additional shares at net asset value. If you elect to receive dividends and distributions in cash, and your dividend or distribution check is returned to the Fund as undeliverable or remains uncashed for six months, the Fund reserves the right to reinvest such dividends or distributions and all future dividends and distributions payable to you in additional Fund shares at net asset value. No interest will accrue on amounts represented by uncashed distribution or redemption checks. All expenses are accrued daily and deducted before declaration of dividends to investors. Dividends paid by each Class will be calculated at the same time and in the same manner and will be of the same amount, except that the expenses attributable solely to a Class will be borne exclusively by such Class.

          Dividends paid by each Municipal Fund derived from Taxable Investments, and dividends paid by each other Fund derived from interest, together with distributions from any net realized short-term securities gains and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds, are subject to Federal income tax as ordinary income, whether received in cash or reinvested in additional Fund shares. Distributions from net realized long-term securities gains, if any, will be taxable as long-term capital gains for Federal income tax purposes if you are a citizen or resident of the United States. The Code provides that an individual generally will be taxed on his or her net capital gain at a maximum rate of 28% with respect to capital gain from securities held for more than one year but not more than 18 months and at a maximum rate of 20% with respect to capital gain from securities held for more than 18 months. Under the Code, interest on indebtedness incurred or continued to purchase or carry Fund shares which is deemed to relate to exempt-interest dividends is not deductible.

          Except for dividends from Taxable Investments, it is anticipated that substantially all dividends paid by each Municipal Fund will not be subject to Federal income tax and, as to the California Municipal Fund, State of California income taxes, as to the Minnesota Municipal Fund, State of Minnesota income taxes, and as to the New York Municipal Fund, New York State and New York City income taxes. Although all or a substantial portion of the dividends paid by each Municipal Fund may be excluded by shareholders from their gross income for Federal income tax purposes, each Municipal Fund may purchase specified private activity bonds, the interest from which may be (i) a preference item for purposes of the alternative minimum tax, or (ii) a factor in determining the extent to which a shareholder's Social Security benefits are taxable. If a Municipal Fund purchases such securities, the portion of the Fund's dividends related thereto will not necessarily be tax exempt to an investor who is subject to the alternative minimum tax and/or tax on Social Security benefits and may cause an investor to be subject to such taxes.

          Dividends and distributions attributable to interest from direct obligations of the United States and paid by the Government Money Fund and the Money Fund to individuals currently are not subject to tax in most states. Dividends and distributions attributable to interest from other securities in which the Government Money Fund and the Money Fund may invest may be subject to state tax. Each of these Funds intends to provide shareholders with a statement which sets forth the percentage of dividends and distributions paid by the Fund that is attributable to interest income from direct obligations of the United States.

          Taxable dividends derived from net investment income, together with distributions from net realized short-term securities gains and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds, paid by a Fund to a foreign investor generally are subject to U.S. nonresident withholding taxes at the rate of 30%, unless the foreign investor claims the benefit of a lower rate specified in a tax treaty. Distributions from net realized long-term securities gains paid by a Fund to a foreign investor generally will not be subject to U.S. nonresident withholding tax. However, such distributions may be subject to backup withholding, as described below, unless the foreign investor certifies his non-U.S. residency status.

          Notice as to the tax status of your dividends and distributions will be mailed to you annually. You also will receive periodic summaries of your account which will include information as to dividends and distributions from securities gains, if any, paid during the year. For each Municipal Fund, these statements will set forth the dollar amount of income exempt from Federal tax and, as to the California Municipal Fund, State of California income taxes, as to the Minnesota Municipal Fund, State of Minnesota income taxes, and as to the New York Municipal Fund, New York State and New York City income taxes, and the dollar amount, if any, subject to such tax. These dollar amounts will vary depending upon the size and length of time of the investor's investment in the Fund. If a Municipal Fund pays dividends derived from taxable income, it intends to designate as taxable the same percentage of the day's dividend as the actual taxable income earned on that day bears to total income earned on that day. Thus, the percentage of the dividend designated as taxable, if any, may vary from day to day.

          The exchange of shares of one fund for shares of another is treated for Federal income tax purposes as a sale of the shares given in exchange by the shareholder and, therefore, an exchanging shareholder may realize a taxable gain or loss.

          Federal regulations generally require each Fund to withhold ("backup withholding") and remit to the U.S. Treasury 31% of dividends and distributions from net realized securities gains of the Fund paid to a shareholder if such shareholder fails to certify either that the TIN furnished in connection with opening an account is correct, or that such shareholder has not received notice from the IRS of being subject to backup withholding as a result of a failure to properly report taxable dividend or interest income on a Federal income tax return. Furthermore, the IRS may notify a Fund to institute backup withholding if the IRS determines a shareholder's TIN is incorrect or if a shareholder has failed to properly report taxable dividend and interest income on a Federal income tax return.

          A TIN is either the Social Security number, IRS individual taxpayer identification number, or employer identification number of the record owner of the account. Any tax withheld as a result of backup withholding does not constitute an additional tax imposed on the record owner of the account, and may be claimed as a credit on the record owner's Federal income tax return.

          Management believes that each Fund (except the Minnesota Municipal Fund, which has not completed its first fiscal year) has qualified for the fiscal year ended November 30, 1997 as a "regulated investment company" under the Code. Each Fund intends to continue to so qualify if such qualification is in the best interests of its shareholders. It is expected that the Minnesota Municipal Fund will qualify as a "regulated investment company" under the Code so long as such qualification is in the best interests of its shareholders. Qualification as a regulated investment company relieves the Fund of any liability for Federal income tax to the extent its earnings are distributed in accordance with applicable provisions of the Code. Each Fund is subject to a non-deductible 4% excise tax, measured with respect to certain undistributed amounts of taxable investment income and capital gains.

          You should consult your tax adviser regarding specific questions as to Federal, state and local taxes.


                               GENERAL INFORMATION

          The Minnesota Municipal Fund and the National Municipal Fund are separate series of the General Municipal Money Market Funds, Inc. (the "Company"), an open-end, management investment company. Each other Fund is a separate open-end, management investment company. The Government Money Fund, the Company and the Money Fund were incorporated under Maryland law on April 8, 1982, April 8, 1982 and May 15, 1981, respectively, and commenced operations on February 7, 1983, December 21, 1983 and February 8, 1982, respectively. Before ______________, 1998, the Company's name was General Municipal Money Market Fund, Inc. and, before October 6, 1990, its name was General Tax Exempt Money Market Fund, Inc. The Government Money Fund, the Money Fund and the Company are authorized to issue 16 billion shares (15 billion Class A and 1 billion Class
B), 25 billion shares (15 billion Class A and 10 billion Class B), and 20 billion shares (15 billion Class A and 1 billion Class B allocated to the National Municipal Fund, and 2 billion Class A and 2 billion Class B allocated to the Minnesota Municipal Fund), respectively, par value $.01 per share.

          The California Municipal Fund and the New York Municipal Fund were organized as unincorporated business trusts under the laws of the Commonwealth of Massachusetts pursuant to separate Agreements and Declarations of Trust (each, a "Trust Agreement") and commenced operations on March 10, 1987 and December 2, 1986, respectively. Before March 19, 1990, the California Municipal Fund's name was General California Tax Exempt Money Market Fund. Before January 29, 1990, the New York Municipal Fund's name was General New York Tax Exempt Money Market Fund. Each of these Funds is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share. Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, each Trust Agreement disclaims shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or its Trustees. Each Trust Agreement provides for indemnification from the Fund's property for all losses and expenses of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations, a possibility which management believes is remote. Upon payment of any liability incurred by the Fund, the shareholder paying such liability will be entitled to reimbursement from the general assets of the Fund. Each of these Funds intends to conduct its operations in such a way so as to avoid, as far as possible, ultimate liability of the shareholders for liabilities of the Fund.

          Each Fund's shares are classified into two classes-- Class A and Class
B. Each share has one vote and shareholders will vote in the aggregate and not by class except as otherwise required by law.

          Unless otherwise required by the 1940 Act, ordinarily it will not be necessary for any Fund to hold annual meetings of shareholders. As a result, Fund shareholders may not consider each year the election of Board members or the appointment of auditors. However, the holders of at least 10% of a Fund's shares outstanding and entitled to vote may require such Fund to hold a special meeting of shareholders for purposes of removing a Board member from office. Fund shareholders may remove a Board member by the affirmative vote of a majority, in the case of the Government Money Fund, the Company and the Money Fund, or two-thirds, in the case of the California Municipal Fund and the New York Municipal Fund, of the Fund's outstanding voting shares. In addition, a Fund's Board will call a special meeting of shareholders for the purpose of electing Board members if, at any time, less than a majority of the Board members then holding office have been elected by shareholders.

          The Transfer Agent maintains a record of your ownership and sends confirmations and statements of account.

          Shareholder inquiries may be made to your Service Agent or by writing to a Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or by calling toll free 1-800-242-8671. In New York City, call 1-718-895-1396; outside the U.S., call 516-794-5452.

          Although each Fund is offering only its own shares, it is possible that a Fund might become liable for any misstatement in this Prospectus about any other Fund. Each Fund's Board has considered this factor in approving the use of this combined Prospectus.

          GENERAL MUNICIPAL MONEY MARKET FUNDS, INC.--The Company is a series fund, which is a mutual fund divided into separate portfolios, each of which is treated as a separate entity for certain matters under the 1940 Act and for other purposes. A shareholder of one portfolio is not deemed to be a shareholder of any other portfolio. To date, the Company's Board has authorized the creation of two series of shares--General Municipal Money Market Fund and General Minnesota Municipal Money Market Fund. All consideration received by the Company for shares of one of the portfolios and all assets in which such consideration is invested will belong to that portfolio (subject only to the rights of creditors of the Company) and will be subject to the liabilities related thereto. The income attributable to, and the expenses of, one portfolio are treated separately from those of the other portfolio. Expenses attributable to a portfolio are charged against the assets of that portfolio; other expenses of the Company are allocated among the Company's portfolios on the basis determined by the Company's Board, including, but not limited to, proportionately in relation to the net assets of each portfolio. The Company has the ability to create, from time to time, new series without shareholder approval.

                                    APPENDIX

INVESTMENT TECHNIQUES

BORROWING MONEY--Each Fund may borrow money from banks for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of its total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the value of a Fund's total assets, the Fund will not make any additional investments.

FORWARD COMMITMENTS (MUNICIPAL FUNDS)--Each Municipal Fund may purchase Municipal Obligations and other securities on a forward commitment or when-issued basis, which means that delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable on a forward commitment or when-issued security are fixed when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund will commit to purchase such securities only with the intention of actually acquiring the securities, but the Fund may sell these securities before the settlement date if it is deemed advisable. The Fund will set aside in a segregated account permissible liquid assets at least equal at all times to the amount of the commitments.


CERTAIN PORTFOLIO SECURITIES

U.S. GOVERNMENT SECURITIES (GOVERNMENT MONEY FUND AND MONEY FUND)--Each of these Funds may invest in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, which include U.S. Treasury securities that differ in their interest rates, maturities and times of issuance. Some obligations issued or guaranteed by U.S. Government agencies and instrumentalities are supported by the full faith and credit of the U.S. Treasury; others by the right of the issuer to borrow from the Treasury; others by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and others only by the credit of the agency or instrumentality. These securities bear fixed, floating or variable rates of interest. Interest may fluctuate based on generally recognized reference rates or the relationship of rates. While the U.S. Government currently provides financial support to such U.S. Government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so, since it is not so obligated by law.

REPURCHASE AGREEMENTS (GOVERNMENT MONEY FUND AND MONEY FUND)-- Each of these Funds may enter into repurchase agreements with certain banks or non-bank dealers. In a repurchase agreement, the Fund buys, and the seller agrees to repurchase, a security at a mutually agreed upon time and price (usually within seven days). The repurchase agreement thereby determines the yield during the purchaser's holding period, while the seller's obligation to repurchase is secured by the value of the underlying security. Repurchase agreements could involve risks in the event of a default or insolvency of the other party to the agreement, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities.

BANK OBLIGATIONS (MONEY FUND)--The Fund may purchase certificates of deposit, time deposits, bankers' acceptances and other short-term obligations issued by domestic banks, foreign subsidiaries or foreign branches of domestic banks, domestic and foreign branches of foreign banks, and thrift institutions, savings and loan associations and other banking institutions. With respect to such securities issued by foreign subsidiaries or foreign branches of domestic banks, and domestic and foreign branches of foreign banks, the Fund may be subject to additional investment risks that are different in some respects from those incurred by a fund which invests only in debt obligations of U.S. domestic issuers. See "Description of the Funds--Investment Considerations and Risks--Foreign Securities."

          Certificates of deposit are negotiable certificates evidencing the obligation of a bank to repay funds deposited with it for a specified period of time.

          Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time (in no event longer than seven days) at a stated interest rate. Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and the drawer to pay the face amount of the instrument upon maturity. The other short-term obligations may include uninsured, direct obligations bearing fixed, floating or variable interest rates.

COMMERCIAL PAPER (MONEY FUND)--The Fund may purchase commercial paper consisting of short-term, unsecured promissory notes issued to finance short-term credit needs. The commercial paper purchased by the Fund will consist only of direct obligations issued by domestic and foreign entities. The other corporate obligations in which the Fund may invest consist of high quality, U.S. dollar denominated short-term bonds and notes (including variable amount master demand notes) issued by domestic and foreign corporations, including banks.

FLOATING AND VARIABLE RATE OBLIGATIONS (MONEY FUND)--The Fund may purchase floating and variable rate demand notes and bonds, which are obligations ordinarily having stated maturities in excess of 13 months, but which permit the holder to demand payment of principal at any time, or at specified intervals not exceeding 13 months, in each case upon not more than 30 days' notice. Variable rate demand notes include master demand notes which are obligations that permit the Fund to invest fluctuating amounts, at varying rates of interest, pursuant to direct arrangements between the Fund, as lender, and the borrower. These obligations permit daily changes in the amounts borrowed. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value, plus accrued interest. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand.

PARTICIPATION INTERESTS (MONEY FUND)--The Fund may purchase from financial institutions participation interests in securities in which the Fund may invest. A participation interest gives the Fund an undivided interest in the security in the proportion that the Fund's participation interest bears to the total principal amount of the security. These instruments may have fixed, floating or variable rates of interest, with remaining maturities of 13 months or less. If the participation interest is unrated, or has been given a rating below that which is permissible for purchase by the Fund, the participation interest will be backed by an irrevocable letter of credit or guarantee of a bank, or the payment obligation otherwise will be collateralized by U.S. Government securities, or, in the case of unrated participation interests, The Dreyfus Corporation must have determined that the instrument is of comparable quality to those instruments in which the Fund may invest.

ASSET-BACKED SECURITIES (MONEY FUND)--The Fund may purchase asset-backed securities, which are securities issued by special purpose entities whose primary assets consist of a pool of mortgages, loans, receivables or other assets. Payment of principal and interest may depend largely on the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other forms of credit or liquidity enhancements. The value of these asset-backed securities also may be affected by the creditworthiness of the servicing agent for the pool of assets, the originator of the loans or receivables or the financial institution providing the credit support.

MUNICIPAL OBLIGATIONS (MUNICIPAL FUNDS)--Each Municipal Fund purchases Municipal Obligations. Municipal Obligations generally include debt obligations issued to obtain funds for various public purposes as well as certain industrial development bonds issued by or on behalf of public authorities. Municipal Obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. Tax exempt industrial development bonds, in most cases, are revenue bonds that generally do not carry the pledge of the credit of the issuing municipality, but generally are guaranteed by the corporate entity on whose behalf they are issued. Notes are short-term instruments which are obligations of the issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal Obligations include municipal lease/purchase agreements which are similar to installment purchase contracts for property or equipment issued by municipalities.

CERTAIN TAX EXEMPT OBLIGATIONS (MUNICIPAL FUNDS)--Each Municipal Fund may purchase floating and variable rate demand notes and bonds, which are tax exempt obligations ordinarily having stated maturities in excess of 13 months, but which permit the holder to demand payment of principal at any time or at specified intervals not exceeding 13 months, in each case upon not more than 30 days' notice. Variable rate demand notes include master demand notes which are obligations that permit the Fund to invest fluctuating amounts, at varying rates of interest, pursuant to direct arrangements between the Fund, as lender, and the borrower. These obligations permit daily changes in the amount borrowed. Frequently, such obligations are secured by letters of credit or other credit support arrangements provided by banks. Changes in the credit quality of banks and other financial institutions that provide such credit or liquidity enhancements to the Fund's portfolio securities could cause losses to the Fund and affect its share price. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value plus accrued interest. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. Each obligation purchased by the Fund will meet the quality criteria established for the purchase of Municipal Obligations.

TAX EXEMPT PARTICIPATION INTERESTS (MUNICIPAL FUNDS)--Each Municipal Fund may purchase from financial institutions participation interests in Municipal Obligations (such as industrial development bonds and municipal lease/purchase agreements). A participation interest gives the Fund an undivided interest in the Municipal Obligation in the proportion that the Fund's participation interest bears to the total principal amount of the Municipal Obligation. These instruments may have fixed, floating or variable rates of interest, with remaining maturities of 13 months or less. If the participation interest is unrated or has been given a rating below that which otherwise is permissible for purchase by the Fund, it will be backed by an irrevocable letter of credit or guarantee of a bank that the Fund's Board has determined meets prescribed quality standards for banks, or the payment obligation otherwise will be collateralized by U.S. Government securities. For certain participation interests, the Fund will have the right to demand payment, on not more than seven days' notice, for all or any part of the Fund's participation interest in the Municipal Obligation, plus accrued interest. As to these instruments, the Fund intends to exercise its right to demand payment only upon a default under the terms of the Municipal Obligation, as needed to provide liquidity to meet redemptions, or to maintain or improve the quality of its investment portfolio.

TENDER OPTION BONDS (MUNICIPAL FUNDS)--Each Municipal Fund may purchase tender option bonds. A tender option bond is a Municipal Obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the Municipal Obligation's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate. The Dreyfus Corporation, on behalf of the Fund, will consider on an ongoing basis the creditworthiness of the issuer of the underlying Municipal Obligation, of any custodian and of the third party provider of the tender option. In certain instances and for certain tender option bonds, the option may be terminable in the event of a default in payment of principal or interest on the underlying Municipal Obligations and for other reasons.

STAND-BY COMMITMENTS (MUNICIPAL FUNDS)--Each Municipal Fund may acquire "stand-by commitments" with respect to Municipal Obligations held in its portfolio. Under a stand-by commitment, the Fund obligates a broker, dealer or bank to repurchase, at the Fund's option, specified securities at a specified price and, in this respect, stand-by commitments are comparable to put options. The exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. The Fund will acquire stand-by commitments solely to facilitate portfolio liquidity and does not intend to exercise its rights thereunder for trading purposes. The Fund may pay for stand-by commitments if such action is deemed necessary, thus increasing to a degree the cost of the underlying Municipal Obligation and similarly decreasing such security's yield to investors. Gains realized in connection with stand-by commitments will be taxable.

TAXABLE INVESTMENTS (MUNICIPAL FUNDS)--From time to time, on a temporary basis other than for temporary defensive purposes (but not to exceed 20% of the value of the Fund's net assets) or for temporary defensive purposes, each Municipal Fund may invest in taxable short-term investments ("Taxable Investments") consisting of: notes of issuers having, at the time of purchase, a quality rating within the two highest grades of Moody's, S&P or Fitch; obligations of the U.S. Government, its agencies or instrumentalities; commercial paper rated not lower than P-2 by Moody's, A-2 by S&P or F-2 by Fitch; certificates of deposit of U.S. domestic banks, including foreign branches of domestic banks, with assets of one billion dollars or more; time deposits; bankers' acceptances and other short-term bank obligations; and repurchase agreements in respect of any of the foregoing. Dividends paid by the Fund that are attributable to income earned by the Fund from Taxable Investments will be taxable to investors. See "Dividends, Distributions and Taxes." Except for temporary defensive purposes, at no time will more than 20% of the value of the Fund's net assets be invested in Taxable Investments. If the Fund purchases Taxable Investments, it will value them using the amortized cost method and comply with the provisions of Rule 2a-7 relating to purchases of taxable instruments. When the California Municipal Fund, the Minnesota Municipal Fund or the New York Municipal Fund has adopted a temporary defensive position, including when acceptable California, Minnesota or New York Municipal Obligations are unavailable for investment by the relevant Fund, in excess of 35% of the Fund's net assets may be invested in securities that are not exempt from California, Minnesota or New York State and New York City income taxes, respectively. Under normal market conditions, none of these Funds anticipates that more than 5% of the value of its total assets will be invested in any one category of Taxable Investments. Taxable Investments are more fully described in the Statement of Additional Information to which reference hereby is made.

ILLIQUID SECURITIES--Each Fund may invest up to 10% of the value of its net assets in securities as to which a liquid trading market does not exist, provided such investments are consistent with the Fund's investment objective. Such securities may include securities that are not readily marketable, such as certain securities that are subject to legal or contractual restrictions on resale, and repurchase agreements providing for settlement in more than seven days after notice. As to these securities, the Fund is subject to a risk that should the Fund desire to sell them when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Fund's net assets could be adversely affected.

          NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND IN THE FUND'S OFFICIAL SALES LITERATURE IN CONNECTION WITH THE OFFER OF THE FUND'S SHARES, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY STATE IN WHICH, OR TO ANY PERSON TO WHOM, SUCH OFFERING MAY NOT LAWFULLY BE MADE.

General Government Securities Money Market Fund, Inc.
General Money Market Fund, Inc.
General California Municipal Money Market Fund
General Minnesota Municipal Money Market Fund
General Municipal Money Market Fund
General New York Municipal Money Market Fund


Combined Prospectus

[LION LOGO]

CLASS B SHARES

(C)1998 Dreyfus Service Corporation

COMBINED PROSPECTUS                                       ___________, 1998




                 GENERAL GOVERNMENT SECURITIES MONEY MARKET FUND
                            GENERAL MONEY MARKET FUND
                       GENERAL MUNICIPAL MONEY MARKET FUND
                                 CLASS A SHARES




          General Government Securities Money Market Fund (the "Government Money Fund"), General Money Market Fund (the "Money Fund") and General Municipal Money Market Fund (the "Municipal Fund") are open-end management investment companies, known as money market mutual funds (each, a "Fund"). Each Fund seeks to provide you with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity and, in the case of the Municipal Fund, which is exempt from Federal income tax.

          The Dreyfus Corporation professionally manages each Fund's portfolio.

          AN INVESTMENT IN THE FUNDS IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT. THERE CAN BE NO ASSURANCE THAT THE FUNDS WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

          You can invest, reinvest or redeem shares at any time without charge or penalty imposed by a Fund.

          Fund shares may be purchased only by clients of Service Agents as described herein. By this Prospectus, each Fund is offering Class A shares. Another class of Fund shares--Class B shares--are offered by the Funds pursuant to a separate prospectus and are not offered hereby. Class A and Class B shares are identical, except as to the services offered to, and the expenses borne by, each Class which may affect performance. If you would like to obtain information about Class B shares, please write to the address or call the number set forth below.

          Each Fund is a separate investment portfolio with operations and results that are unrelated to those of each other Fund. This combined Prospectus has been prepared for your convenience to provide you the opportunity to consider six investment choices in one document.

                            -------------------------

          This Prospectus sets forth concisely information about each Fund that you should know before investing. It should be read and retained for future reference.

          The Statement of Additional Information, dated __________, 1998, which may be revised from time to time, provides a further discussion of certain areas in this Prospectus and other matters which may be of interest to some investors. It has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information regarding the Funds. For a free copy of the Statement of Additional Information, write to a Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or call 1-800-645-6561. When telephoning, ask for operator 144.

                            -------------------------


          MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. MONEY MARKET MUTUAL FUND SHARES INVOLVE CERTAIN INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

                                TABLE OF CONTENTS

                                                                        Page

     Annual Fund Operating Expenses................................
     Condensed Financial Information...............................
     Yield Information.............................................
     Description of the Funds......................................
     Management of the Funds.......................................
     How to Buy Shares.............................................
     Shareholder Services..........................................
     How to Redeem Shares..........................................
     Service Plan..................................................
     Shareholder Services Plan.....................................
     Dividends, Distributions and Taxes............................
     General Information...........................................
     Appendix......................................................



-------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------

                         ANNUAL FUND OPERATING EXPENSES
                  (as a percentage of average daily net assets)

                                          GOVERNMENT                  MUNICIPAL
                                          MONEY FUND   MONEY FUND     FUND
                                          ----------   ----------     --------
Management Fees.........................     .50%        .50%          .50%
12b-1 Fees..............................     .20%        .20%          None
Other Expenses..........................     .12%        .18%          .12%
Total Fund Operating Expenses...........     .82%        .88%          .62%

EXAMPLE:

     You would pay the following
     expenses on a $1,000 investment,
     assuming (1) 5% annual return and
     (2) redemption at the end of each
     time period:

              1 YEAR....................    $  8        $  9          $ 6
              3 YEARS...................    $ 26        $ 28          $20
              5 YEARS...................    $ 46        $ 49          $35
              10 YEARS..................    $101        $108          $77


-------------------------------------------------------------------------------

          THE AMOUNTS LISTED IN THE EXAMPLE SHOULD NOT BE CONSIDERED AS REPRESENTATIVE OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE INDICATED. MOREOVER, WHILE THE EXAMPLE ASSUMES A 5% ANNUAL RETURN, EACH FUND'S ACTUAL PERFORMANCE WILL VARY AND MAY RESULT IN AN ACTUAL RETURN GREATER OR LESS THAN 5%.

-------------------------------------------------------------------------------

          The purpose of the foregoing tables is to assist you in understanding the costs and expenses borne by each Fund, the payment of which will reduce investors' annual return. The information in the foregoing tables does not reflect any fee waivers or expense reimbursement arrangements that may be in effect. Certain Service Agents (as defined below) may charge their clients direct fees for effecting transactions in Fund shares; such fees are not reflected in the foregoing table. For a further description of the various costs and expenses incurred in the operation of the Funds, as well as expense reimbursement or waiver arrangements, see "Management of the Funds," "How to Buy Shares," "Service Plan" and "Shareholder Services Plan."

                         CONDENSED FINANCIAL INFORMATION

          The information in the following tables has been audited by ___________________, each Fund's independent auditors. Further financial data, related notes and reports of independent auditors accompany the Statement of Additional Information, available upon request.

FINANCIAL HIGHLIGHTS

          Contained below for each Fund is per share operating performance data for a Class A share outstanding, total investment return, ratios to average net assets and other supplemental data for each period indicated. This information has been derived from the Fund's financial statements.

[TO BE PROVIDED BY AMENDMENT]

                                YIELD INFORMATION

          From time to time, each Fund advertises its yield and effective yield. Both yield figures are based on historical earnings and are not intended to indicate future performance. It can be expected that these yields will fluctuate substantially. A Fund's yield refers to the income generated by an investment in the Fund over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly, but, when annualized, the income earned by an investment in the Fund is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment. A Fund's yield and effective yield may reflect absorbed expenses pursuant to any undertaking that may be in effect. See "Management of the Funds."

          As to the Municipal Fund, tax equivalent yield is calculated by determining the pre-tax yield which, after being taxed at a stated rate, would be equivalent to a stated yield or effective yield calculated as described above.

          Yield information is useful in reviewing a Fund's performance, but because yields will fluctuate, under certain conditions such information may not provide a basis for comparison with domestic bank deposits, other investments which pay a fixed yield for a stated period of time, or other investment companies which may use a different method of computing yield.

          Comparative performance information may be used from time to time in advertising or marketing Fund shares, including data from Lipper Analytical Services, Inc., Bank Rate Monitor(TM), N. Palm Beach, Fla. 33408, IBC's Money Fund Report(TM), Morningstar, Inc. and other industry publications.

                            DESCRIPTION OF THE FUNDS

INVESTMENT OBJECTIVE

          The investment objective of the Government Money Fund and the Money Fund is to provide you with as high a level of current income as is consistent with the preservation of capital and, in the case of the Government Money Fund, the maintenance of liquidity. The investment objective of the Municipal Funds is to maximize current income exempt from Federal income tax to the extent consistent with the preservation of capital and the maintenance of liquidity. Each Fund's investment objective cannot be changed without approval by the holders of a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of such Fund's outstanding voting shares. There can be no assurance that a Fund's investment objective will be achieved. Each Fund pursues its investment objective in the manner described below. Securities in which a Fund invests may not earn as high a level of current income as long-term or lower quality securities which generally have less liquidity, greater market risk and more fluctuation in market value.

MANAGEMENT POLICIES

          Each Fund seeks to maintain a net asset value of $1.00 per share for purchases and redemptions. To do so, each Fund uses the amortized cost method of valuing its securities pursuant to Rule 2a-7 under the 1940 Act, which Rule includes various maturity, quality and diversification requirements, certain of which are summarized as follows. In accordance with Rule 2a-7, each Fund is required to maintain a dollar-weighted average portfolio maturity of 90 days or less, purchase only instruments having remaining maturities of 13 months or less and invest only in U.S. dollar denominated securities determined in accordance with procedures established by the Fund's Board to present minimal credit risks and, in the case of the Money Fund and the Municipal Fund, which are rated in one of the two highest rating categories for debt obligations by at least two nationally recognized statistical rating organizations (or one rating organization if the instrument was rated by only one such organization) or, if unrated, are of comparable quality as determined in accordance with procedures established by the Fund's Board. The nationally recognized statistical rating organizations currently rating instruments of the type the Money Fund and the Municipal Fund may purchase are Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Group ("S&P"), Duff & Phelps Credit Rating Co., Fitch IBCA, Inc. ("Fitch") and Thomson BankWatch, Inc., and their rating criteria are described in the "Appendix" to the Statement of Additional Information. This discussion concerning investment ratings does not apply to the Government Money Fund because it invests exclusively in U.S. Government securities and repurchase agreements in respect thereof. For further information regarding the amortized cost method of valuing securities, see "Determination of Net Asset Value" in the Statement of Additional Information. There can be no assurance a Fund will be able to maintain a stable net asset value of $1.00 per share.

          Each Fund is classified as a diversified investment company.

GOVERNMENT MONEY FUND--The Fund invests in securities issued or guaranteed as to principal and interest by the U.S. Government or its agencies or instrumentalities, and repurchase agreements in respect of such securities. See "Appendix--Certain Portfolio Securities."

MONEY FUND--The Fund invests in short-term money market obligations, including securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, time deposits, certificates of deposit, bankers' acceptances and other short-term obligations issued by domestic banks, foreign subsidiaries or foreign branches of domestic banks, domestic and foreign branches of foreign banks and thrift institutions, repurchase agreements, asset-backed securities, and high quality domestic and foreign commercial paper and other short-term corporate obligations, including those with floating or variable rates of interest. The Fund may invest in U.S. dollar denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities, including obligations of supranational entities. See "Appendix--Certain Portfolio Securities." During normal market conditions, at least 25% of the value of the Fund's total assets will be invested in bank obligations. See "Investment Considerations and Risks" below.

MUNICIPAL FUND--The Fund will invest at least 80% of the value of its net assets (except when maintaining a temporary defensive position) in Municipal Obligations. Municipal Obligations are debt obligations issued by states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities, or multistate agencies or authorities, the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal income tax. Municipal Obligations generally include debt obligations issued to obtain funds for various public purposes as well as certain industrial development bonds issued by or on behalf of public authorities. Municipal Obligations bear fixed, floating or variable rates of interest. See "Appendix--Certain Portfolio Securities."

          From time to time, the Fund may invest more than 25% of the value of its total assets in industrial development bonds which, although issued by industrial development authorities, may be backed only by the assets and revenues of the non-governmental users. Interest on Municipal Obligations (including certain industrial development bonds) which are specified private activity bonds, as defined in the Internal Revenue Code of 1986, as amended (the "Code"), issued after August 7, 1986, while exempt from Federal income tax, is a preference item for the purpose of the alternative minimum tax. Where a regulated investment company receives such interest, a proportionate share of any exempt-interest dividend paid by the investment company may be treated as such a preference item to shareholders. The Fund may invest without limitation in such Municipal Obligations if The Dreyfus Corporation determines that their purchase is consistent with the Fund's investment objective.

          From time to time, on a temporary basis other than for temporary defensive purposes (but not to exceed 20% of the value of the Fund's net assets) or for temporary defensive purposes, the Fund may invest in taxable money market instruments ("Taxable Investments") of the quality described under "Appendix--Certain Portfolio Securities--Taxable Investments."

INVESTMENT CONSIDERATIONS AND RISKS

GENERAL--Each Fund attempts to increase yields by trading to take advantage of short-term market variations. This policy is expected to result in high portfolio turnover but should not adversely affect a Fund since each Fund usually does not pay brokerage commissions when it purchases short-term debt obligations, including U.S. Government securities. The value of the portfolio securities held by each Fund will vary inversely to changes in prevailing interest rates. Thus, if interest rates have increased from the time a security was purchased, such security, if sold, might be sold at a price less than its cost. Similarly, if interest rates have declined from the time a security was purchased, such security, if sold, might be sold at a price greater than its purchase cost. In either instance, if the security was purchased at face value and held to maturity, no gain or loss would be realized.

BANK SECURITIES (MONEY FUND ONLY)--To the extent the Fund's investments are concentrated in the banking industry, the Fund will have correspondingly greater exposure to the risk factors which are characteristic of such investments. Sustained increases in interest rates can adversely affect the availability or liquidity and cost of capital funds for a bank's lending activities, and a deterioration in general economic conditions could increase the exposure to credit losses. In addition, the value of and the investment return on the Fund's shares could be affected by economic or regulatory developments in or related to the banking industry, which industry also is subject to the effects of competition within the banking industry as well as with other types of financial institutions. The Fund, however, will seek to minimize its exposure to such risks by investing only in debt securities which are determined to be of high quality.

FOREIGN SECURITIES (MONEY FUND ONLY)--Since the Fund's portfolio may contain securities issued by foreign governments, or any of their political subdivisions, agencies or instrumentalities, and by foreign subsidiaries and foreign branches of domestic banks, domestic and foreign branches of foreign banks, and commercial paper issued by foreign issuers, the Fund may be subject to additional investment risks with respect to those securities that are different in some respects from those incurred by a fund which invests only in debt obligations of U.S. domestic issuers, although such obligations may be higher yielding when compared to the securities of U.S. domestic issuers. Such risks include possible future political and economic developments, seizure or nationalization of foreign deposits, imposition of foreign withholding taxes on interest income payable on the securities, establishment of exchange controls or adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on these securities.

INVESTING IN MUNICIPAL OBLIGATIONS (MUNICIPAL FUND)--The Municipal Fund may invest more than 25% of the value of its total assets in Municipal Obligations which are related in such a way that an economic, business or political development or change affecting one such security also would affect the other securities; for example, securities the interest upon which is paid from revenues of similar types of projects. As a result, the Fund may be subject to greater risk as compared to a fund that does not follow this practice.

          Certain municipal lease/purchase obligations in which the Municipal Fund may invest may contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease/purchase obligations are secured by the leased property, disposition of the leased property in the event of foreclosure might prove difficult. In evaluating the credit quality of a municipal lease/purchase obligation that is unrated, The Dreyfus Corporation will consider, on an ongoing basis, a number of factors including the likelihood that the issuing municipality will discontinue appropriating funding for the leased property.

          Certain provisions in the Code relating to the issuance of Municipal Obligations may reduce the volume of Municipal Obligations qualifying for Federal tax exemption. One effect of these provisions could be to increase the cost of the Municipal Obligations available for purchase by the Fund and thus reduce available yield. Shareholders should consult their tax advisers concerning the effect of these provisions on an investment in the Municipal Fund. Proposals that may restrict or eliminate the income tax exemption for interest on Municipal Obligations may be introduced in the future. If any such proposal were enacted that would reduce the availability of Municipal Obligations for investment by the Municipal Fund so as to adversely affect Fund shareholders, the Municipal Fund would reevaluate its investment objective and policies and submit possible changes in the Fund's structure to shareholders for their consideration. If legislation were enacted that would treat a type of Municipal Obligation as taxable, the Municipal Fund would treat such security as a permissible Taxable Investment within the applicable limits set forth herein.

SIMULTANEOUS INVESTMENTS--Investment decisions for each Fund are made independently from those of other investment companies advised by The Dreyfus Corporation. If, however, such other investment companies desire to invest in, or dispose of, the same securities as a Fund, available investments or opportunities for sales will be allocated equitably to each investment company. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund.

YEAR 2000 RISKS--Like other mutual funds, financial and business organizations and individuals around the world, each Fund could be adversely affected if the computer systems used by The Dreyfus Corporation and the Fund's other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Dreyfus Corporation is taking steps to address the Year 2000 Problem with respect to the computer systems that it uses and to obtain assurances that comparable steps are being taken by the Funds' other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact on a Fund.

                             MANAGEMENT OF THE FUNDS

INVESTMENT ADVISER--The Dreyfus Corporation, located at 200 Park Avenue, New York, New York 10166, was formed in 1947 and serves as each Fund's investment adviser. The Dreyfus Corporation is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Bank Corporation ("Mellon"). As of __________, 1998, The Dreyfus Corporation managed or administered approximately $__ billion in assets for approximately __ million investor accounts nationwide.

          The Dreyfus Corporation supervises and assists in the overall management of each Fund's affairs under separate Management Agreements related to each Fund, subject to the authority of the Board in accordance with applicable law.

          Mellon is a publicly owned multibank holding company incorporated under Pennsylvania law in 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. Mellon provides a comprehensive range of financial products and services in domestic and selected international markets. Mellon is among the twenty-five largest bank holding companies in the United States based on total assets. Mellon's principal wholly-owned subsidiaries are Mellon Bank, N.A., Mellon Bank (DE) National Association, Mellon Bank (MD), The Boston Company, Inc., AFCO Credit Corporation and a number of companies known as Mellon Financial Services Corporations. Through its subsidiaries, including The Dreyfus Corporation, Mellon managed more than $____ billion in assets as of _________, 199_, including approximately $___ billion in proprietary mutual fund assets. As of _________, 199_, Mellon, through various subsidiaries, provided non-investment services, such as custodial or administration services, for more than $___ trillion in assets, including approximately $___ billion in mutual fund assets.

          For the fiscal year ended November 30, 1997, each Fund paid The Dreyfus Corporation a monthly management fee at the effective annual rate of .50 of 1% of the value of the Fund's average daily net assets. From time to time, The Dreyfus Corporation may waive receipt of its fees and/or voluntarily assume certain expenses of a Fund, which would have the effect of lowering the expense ratio of such Fund and increasing yield to investors. No Fund will pay The Dreyfus Corporation at a later time for any amounts it may waive, nor will a Fund reimburse The Dreyfus Corporation for any amounts it may assume.

          In allocating brokerage transactions, The Dreyfus Corporation seeks to obtain the best execution of orders at the most favorable net price. Subject to this determination, The Dreyfus Corporation may consider, among other things, the receipt of research services and/or the sale of shares of a Fund or other funds managed, advised or administered by The Dreyfus Corporation as factors in the selection of broker-dealers to execute portfolio transactions for each Fund. See "Portfolio Transactions" in the Statement of Additional Information.

          The Dreyfus Corporation may pay the Funds' distributor for shareholder services from The Dreyfus Corporation's own assets, including past profits but not including the management fee paid by the Funds. The Funds' distributor may use part or all of such payments to pay Service Agents in respect of these services.

DISTRIBUTOR--Each Fund's distributor is Premier Mutual Fund Services, Inc. (the "Distributor"), located at 60 State Street, Boston, Massachusetts 02109. The Distributor's ultimate parent is Boston Institutional Group, Inc.

TRANSFER AND DIVIDEND DISBURSING AGENT AND CUSTODIAN--Dreyfus Transfer, Inc., a wholly-owned subsidiary of The Dreyfus Corporation, P.O. Box 9671, Providence, Rhode Island 02940-9671, is each Fund's Transfer and Dividend Disbursing Agent (the "Transfer Agent"). The Bank of New York, 90 Washington Street, New York, New York 10286, is each Fund's Custodian.

                                HOW TO BUY SHARES

          Each Fund's shares may be purchased only by clients of certain financial institutions (which may include banks), securities dealers ("Selected Dealers"), and other industry professionals such as investment advisers, accountants and estate planning firms (collectively, "Service Agents") that have entered into service agreements with the Distributor. For shareholders who purchase Fund shares from the Distributor, the Distributor will act as Service Agent. Stock certificates are issued only upon your written request. No certificates are issued for fractional shares. It is not recommended that the Municipal Fund be used as a vehicle for Keogh, IRA or other qualified plans. Each Fund reserves the right to reject any purchase order.

          The minimum initial investment in each Fund is $2,500, or $1,000 if you are a client of a Service Agent which maintains an omnibus account in the relevant Fund and has made an aggregate minimum initial purchase in the Fund for its customers of $2,500. Subsequent investments must be at least $100. For the Government Money Fund and the Money Fund, however, the minimum initial investment is $750 for Dreyfus-sponsored Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs and rollover
IRAs) and 403(b)(7) Plans with only one participant and $500 for Dreyfus-sponsored Education IRAs, with no minimum for subsequent purchases. The initial investment must be accompanied by the Account Application. For full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries, directors of The Dreyfus Corporation, Board members of a fund advised by The Dreyfus Corporation, including members of each Fund's Board, or the spouse or minor child of any of the foregoing, the minimum initial investment is $1,000. For full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries who elect to have a portion of their pay directly deposited into their Fund accounts, the minimum initial investment is $50. The Government Money Fund and the Money Fund reserve the right to offer Fund shares without regard to minimum purchase requirements to employees participating in certain qualified and non-qualified employee benefit plans or other programs where contributions or account information can be transmitted in a manner and form acceptable to such Fund. Each Fund reserves the right to vary further the initial and subsequent investment minimum requirements at any time.

          You may purchase Fund shares by check or wire. Checks should be made payable to "The Dreyfus Family of Funds" or, if for Dreyfus retirement plan accounts with respect to the Government Money Fund and the Money Fund, to "The Dreyfus Trust Company, Custodian." Payments to open new accounts which are mailed should be sent to The Dreyfus Family of Funds, P.O. Box 9387, Providence, Rhode Island 02940-9387, together with your Account Application indicating that Class A shares are being purchased. For subsequent investments, your Fund account number should appear on the check and an investment slip should be enclosed and sent to The Dreyfus Family of Funds, P.O. Box 105, Newark, New Jersey 07101-0105. For Dreyfus retirement plan accounts, both initial and subsequent investments should be sent to The Dreyfus Trust Company, Custodian, P.O. Box 6427, Providence, Rhode Island 02940-6427. Neither initial nor subsequent investments should be made by third party check. Purchase orders may be delivered in person only to a Dreyfus Financial Center. THESE ORDERS WILL BE FORWARDED TO THE RELEVANT FUND AND WILL BE PROCESSED ONLY UPON RECEIPT THEREBY. For the location of the nearest Dreyfus Financial Center, please call one of the telephone numbers listed under "General Information." Other purchase procedures may be in effect for clients of certain Service Agents.

          Wire payments may be made, if your bank account is in a commercial bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York together with the applicable Fund's DDA# as shown below, for purchase of Fund shares in your name:

                  DDA # 8900052414/General Government Securities Money
                    Market Fund, Inc.
                  DDA # 8900051957/General Money Market Fund, Inc.
                  DDA # 8900052376/General Municipal Money Market Fund

The wire must include your Fund account number (for new accounts, your Taxpayer Identification Number ("TIN") should be included instead), account registration and dealer number, if applicable, and must indicate the Class of shares being purchased. If your initial purchase of Fund shares is by wire, please call 1-800- 645-6561 after completing your wire payment to obtain your Fund account number. Please include your Fund account number on the Account Application and promptly mail the Account Application to the Fund, as no redemptions will be permitted until the Account Application is received. You may obtain further information about remitting funds in this manner from your bank. All payments should be made in U.S. dollars and, to avoid fees and delays, should be drawn only on U.S. banks. A charge will be imposed if any check used for investment in your account does not clear. Each Fund makes available to certain large institutions the ability to issue purchase instructions through compatible computer facilities.

          Fund shares also may be purchased through Dreyfus- AUTOMATIC Asset Builder(R), the Government Direct Deposit Privilege or the Payroll Savings Plan described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

          Subsequent investments also may be made by electronic transfer of funds from an account maintained in a bank or other domestic financial institution that is an Automated Clearing House member. You must direct the institution to transmit immediately available funds through the Automated Clearing House to The Bank of New York with instructions to credit your Fund account. The instructions must specify your Fund account registration and your Fund account number PRECEDED BY THE DIGITS "1111."

          Service Agents may receive different levels of compensation for selling different Classes of shares. Management understands that some Service Agents may impose certain conditions on their clients which are different from those described in this Prospectus and, to the extent permitted by applicable regulatory authority, may charge their clients direct fees. You should consult your Service Agent in this regard.

          Fund shares are sold on a continuous basis at the net asset value per share next determined after an order in proper form and Federal Funds (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve Bank) are received by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund in written or telegraphic form. If you do not remit Federal Funds, your payment must be converted into Federal Funds. This usually occurs within one business day of receipt of a bank wire and within two business days of receipt of a check drawn on a member bank of the Federal Reserve System. Checks drawn on banks which are not members of the Federal Reserve System may take considerably longer to convert into Federal Funds. Prior to receipt of Federal Funds, your money will not be invested.

          Net asset value per share of each Class is computed by dividing the value of the Fund's net assets represented by such Class (i.e., the value of its assets less liabilities) by the total number of shares of such Class outstanding. See "Determination of Net Asset Value" in the Statement of Additional Information.

          Federal regulations require that you provide a certified TIN upon opening or reopening an account. See "Dividends, Distributions and Taxes" and the Account Application for further information concerning this requirement. Failure to furnish a certified TIN to a Fund could subject you to a $50 penalty imposed by the Internal Revenue Service (the "IRS").

GOVERNMENT MONEY FUND AND MONEY FUND--Each of these Funds determines its net asset value per share twice each day the New York Stock Exchange or the Transfer Agent is open for business: as of 5:00 p.m., New York time, and as of 8:00 p.m., New York time.

          If your payments are received in or converted into Federal Funds by 12:00 Noon, New York time, by the Transfer Agent on a business day, you will receive the dividend declared that day. If your payments are received in or converted into Federal Funds after 12:00 Noon, New York time, by the Transfer Agent, you will begin to accrue dividends on the following business day.

          Qualified institutions may telephone orders for purchase of Fund shares of each of these Funds. A telephone order placed with the Distributor or its designee in New York will become effective at the price determined at 5:00 p.m., New York time, and the shares purchased will receive the dividend on Fund shares declared on that day, if such order is placed with the Distributor or its designee in New York by 5:00 p.m., New York time, and Federal Funds are received by 6:00 p.m., New York time, on that day. A telephone order placed with the Distributor or its designee in New York after 5:00 p.m., New York time, but by 8:00 p.m., New York time, on a given day will become effective at the price determined at 8:00 p.m., New York time, on that day, and the shares purchased will begin to accrue dividends on the next business day, if Federal Funds are received by 11:00 a.m., New York time, on the next business day.

          The Distributor may pay dealers a fee of up to .5% of the amount invested through such dealers in each Fund's shares by employees participating in qualified or non-qualified employee benefit plans or other programs where (i) the employers or affiliated employers maintaining such plans or programs have a minimum of 250 employees eligible for participation in such plans or programs, or (ii) such plan's or program's aggregate investment in the Dreyfus Family of Funds or certain other products made available by the Distributor to such plans or programs exceeds $1,000,000 ("Eligible Benefit Plans"). Shares of funds in the Dreyfus Family of Funds then held by Eligible Benefit Plans will be aggregated to determine the fee payable. The Distributor reserves the right to cease paying these fees at any time. The Distributor will pay such fees from its own funds, other than amounts received from the Fund, including past profits or any other source available to it.

MUNICIPAL FUND--The Municipal Fund determines its net asset value per share twice each day the New York Stock Exchange or the Transfer Agent is open for business: as of 12:00 Noon, New York time, and as of 8:00 p.m., New York time.

          If your payments are received in or converted into Federal Funds by 12:00 Noon, New York time, on a business day, you will receive the dividend declared that day. If your payments are received in or converted into Federal Funds after 12:00 Noon, New York time, you will begin to accrue dividends on the following business day.

          Qualified institutions may telephone orders for purchase of shares of the Municipal Fund. A telephone order placed with the Distributor or its designee in New York will become effective at the price determined at 12:00 Noon, New York time, on a given day, and the shares purchased will receive the dividend on Fund shares declared on that day, if the telephone order is placed with the Distributor or its designee by 12:00 Noon, New York time, and Federal Funds are received by 4:00 p.m., New York time, on that day. A telephone order placed with the Distributor or its designee after 12:00 Noon, New York time, but by 8:00 p.m., New York time, on a given day will become effective at the price determined at 8:00 p.m., New York time, on that day, and the shares purchased will begin to accrue dividends on the next business day, if Federal Funds are received by 11:00 a.m., New York time, on the next business day.

                              SHAREHOLDER SERVICES

          The services and privileges described under this heading may not be available to clients of certain Service Agents and some Service Agents may impose certain conditions on their clients which are different from those described in this Prospectus. You should consult your Service Agent in this regard. In addition, use of the privileges noted below may require that the proper forms and information be filed with and processed by the Transfer Agent.

FUND EXCHANGES--Clients of certain Service Agents may purchase, in exchange for shares of a Fund, shares of certain other funds managed or administered by The Dreyfus Corporation, to the extent such shares are offered for sale in the client's state of residence. These funds have different investment objectives which may be of interest to you. If you desire to use this service, you should consult your Service Agent or call 1-800-645- 6561 to determine if it is available and whether any conditions are imposed on its use.

          To request an exchange, you or your Service Agent acting on your behalf must give exchange instructions to the Transfer Agent in writing or by telephone. Before any exchange, you must obtain and should review a copy of the current prospectus of the fund into which the exchange is being made. Prospectuses may be obtained by calling 1-800-645-6561. Except in the case of personal retirement plans, the shares being exchanged must have a current value of at least $500; furthermore, when establishing a new account by exchange, the shares being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made. The ability to issue exchange instructions by telephone is given to shareholders of each Fund automatically, unless you check the applicable "No" box on the Account Application, indicating that you specifically refuse this Privilege. The Telephone Exchange Privilege may be established for an existing account by written request signed by all shareholders on the account, by a separate signed Shareholder Services Form, available by calling 1-800-645-6561, or by oral request from any of the authorized signatories on the account by calling 1-800-645-6561. If you have established the Telephone Exchange Privilege, you may telephone exchange instructions (including over The Dreyfus Touch(R) automated telephone system) by calling 1-800-645-6561. If you are calling from overseas, call 516-794-5452. See "How to Redeem Shares--Procedures." Upon an exchange into a new account, the following shareholder services and privileges, as applicable and where available, will be automatically carried over to the fund into which the exchange is made: Telephone Exchange Privilege, Check Redemption Privilege, Wire Redemption Privilege, Telephone Redemption Privilege, and the dividend/capital gain distribution option (except for Dividend Sweep) selected by the investor.

          Shares will be exchanged at the next determined net asset value; however, a sales load may be charged with respect to exchanges into funds sold with a sales load. If you are exchanging into a fund that charges a sales load, you may qualify for share prices which do not include the sales load or which reflect a reduced sales load, if the shares you are exchanging were: (a) purchased with a sales load, (b) acquired by a previous exchange from shares purchased with a sales load, or (c) acquired through reinvestment of dividends or distributions paid with respect to the foregoing categories of shares. To qualify, at the time of the exchange you must notify the Transfer Agent or your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your holdings through a check of appropriate records. See "Shareholder Services" in the Statement of Additional Information. No fees currently are charged shareholders directly in connection with exchanges, although each Fund reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal administrative fee in accordance with rules promulgated by the Securities and Exchange Commission. Each Fund reserves the right to reject any exchange request in whole or in part. The availability of Fund Exchanges may be modified or terminated at any time upon notice to shareholders. See "Dividends, Distributions and Taxes."

DREYFUS AUTO-EXCHANGE PRIVILEGE--Dreyfus Auto-Exchange Privilege enables you to invest regularly (on a semi-monthly, monthly, quarterly or annual basis), in exchange for shares of a Fund, in shares of certain other funds in the Dreyfus Family of Funds of which you are a shareholder. The amount you designate, which can be expressed either in terms of a specific dollar or share amount ($100 minimum), will be exchanged automatically on the first and/or fifteenth of the month according to the schedule you have selected. Shares will be exchanged at the then-current net asset value; however, a sales load may be charged with respect to exchanges into funds sold with a sales load. See "Shareholder Services" in the Statement of Additional Information. The right to exercise this Privilege may be modified or canceled by the Fund or the Transfer Agent. You may modify or cancel your exercise of this Privilege at any time by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. Each Fund may charge a service fee for the use of this Privilege. No such fee currently is contemplated. For more information concerning this Privilege and the funds in the Dreyfus Family of Funds eligible to participate in this Privilege, or to obtain an Auto-Exchange Authorization Form, please call toll free 1-800-645-6561. See "Dividends, Distributions and Taxes."

DREYFUS-AUTOMATIC ASSET BUILDER(R)--Dreyfus-AUTOMATIC Asset Builder permits you to purchase Fund shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Fund shares are purchased by transferring funds from the bank account designated by you. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. To establish a Dreyfus-AUTOMATIC Asset Builder account, you must file an authorization form with the Transfer Agent. You may obtain the necessary authorization form from your Service Agent or by calling 1-800- 645-6561. You may cancel your participation in this Privilege or change the amount of your purchase at any time by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671, or, if for Dreyfus retirement plan accounts, to The Dreyfus Trust Company, Custodian, P.O. Box 6427, Providence, Rhode Island 02940-6427, and the notification will be effective three business days following receipt. Each Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

GOVERNMENT DIRECT DEPOSIT PRIVILEGE--The Government Direct Deposit Privilege enables you to purchase Fund shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans', military or other payments from the Federal government, automatically deposited into your Fund account. You may deposit as much of such payments as you elect. To enroll in Government Direct Deposit, you must file with the Transfer Agent a completed Direct Deposit Sign-Up Form for each type of payment that you desire to include in this Privilege. The appropriate form may be obtained from your Service Agent or by calling 1-800-645-6561. Death or legal incapacity will terminate your participation in this Privilege. You may elect at any time to terminate your participation by notifying in writing the appropriate Federal agency. Further, a Fund may terminate your participation upon 30 days' notice to you.

PAYROLL SAVINGS PLAN--The Payroll Savings Plan permits you to purchase Fund shares (minimum of $100 per transaction) automatically on a regular basis. Depending upon your employer's direct deposit program, you may have part or all of your paycheck transferred to your existing Dreyfus account electronically through the Automated Clearing House system at each pay period. To establish a Payroll Savings Plan account, you must file an authorization form with your employer's payroll department. Your employer must complete the reverse side of the form and return it to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. You may obtain the necessary authorization form by calling 1-800-645-6561. You may change the amount of purchase or cancel the authorization only by written notification to your employer. It is the sole responsibility of your employer, not the Distributor, The Dreyfus Corporation, the Fund, the Transfer Agent or any other person, to arrange for transactions under the Payroll Savings Plan. Each Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

DIVIDEND OPTIONS--Dividend Sweep enables you to invest automatically dividends or dividends and capital gain distributions, if any, paid by a Fund in shares of another fund in the Dreyfus Family of Funds of which you are a shareholder. Shares of the other fund will be purchased at the then-current net asset value; however, a sales load may be charged with respect to investments in shares of a fund sold with a sales load. If you are investing in a fund that charges a sales load, you may qualify for share prices which do not include the sales load or which reflect a reduced sales load. If you are investing in a fund that charges a contingent deferred sales charge, the shares purchased will be subject to the contingent deferred sales charge, if any, applicable to the purchased shares. See "Shareholder Services" in the Statement of Additional Information. Dividend ACH permits you to transfer electronically dividends or dividends and capital gain distributions, if any, from a Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. Banks may charge a fee for this service.

          For more information concerning these privileges or to request a Dividend Options Form, please call toll free 1-800-645- 6561. You may cancel these privileges by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. To select a new fund after cancellation, you must submit a new Dividend Options Form. Enrollment in or cancellation of these privileges is effective three business days following receipt. These privileges are available only for existing accounts and may not be used to open new accounts. Minimum subsequent investments do not apply for Dividend Sweep. Each Fund may modify or terminate these privileges at any time or charge a service fee. No such fee currently is contemplated. Shares held under Keogh Plans or IRAs are not eligible for Dividend Sweep.

QUARTERLY DISTRIBUTION PLAN--The Quarterly Distribution Plan permits you to receive quarterly payments from a Fund consisting of proceeds from the redemption of shares purchased for your account through the automatic reinvestment of dividends declared on your account during the preceding calendar quarter. You may open a Quarterly Distribution Plan by submitting a request to the Transfer Agent. The Quarterly Distribution Plan may be ended at any time by you, the Fund or the Transfer Agent. Shares for which certificates have been issued must be presented before redemption under the Quarterly Distribution Plan.

AUTOMATIC WITHDRAWAL PLAN--The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if you have a $5,000 minimum account. An Automatic Withdrawal Plan may be established by filing an Automatic Withdrawal Plan application with the Transfer Agent or by oral request from any of the authorized signatories on the account by calling 1-800-645-6561. The Automatic Withdrawal Plan may be ended at any time by you, the Fund or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.

RETIREMENT PLANS (GOVERNMENT MONEY FUND AND MONEY FUND ONLY)-- Each of these Funds offers a variety of pension and profit-sharing plans, including Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs, rollover IRAs and Education IRAs), 401(k) Salary Reduction Plans and 403(b)(7) Plans. Plan support services also are available.
You can obtain details on the various plans by calling the following numbers toll free: for Keogh Plans, please call 1-800- 358-5566; for IRAs (except SEP-IRAs), please call 1-800-645-6561; or for SEP-IRAs, 401(k) Salary Reduction Plans and 403(b)(7) Plans, please call 1-800-322-7880.

                              HOW TO REDEEM SHARES

GENERAL

          You may request redemption of your shares at any time. Redemption requests should be transmitted to the Transfer Agent as described below. When a request is received in proper form by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund, your Fund will redeem the shares at the next determined net asset value.

          None of the Funds imposes a charge when shares are redeemed. Service Agents may charge their clients a fee for effecting redemptions of Fund shares. Any certificates representing Fund shares being redeemed must be submitted with the redemption request. The value of the shares redeemed may be more or less than their original cost, depending upon the respective Fund's then-current net asset value.

          Each Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the Securities and Exchange Commission. HOWEVER, IF YOU HAVE PURCHASED FUND SHARES BY CHECK OR THROUGH DREYFUS-AUTOMATIC ASSET BUILDER(R) AND SUBSEQUENTLY SUBMIT A WRITTEN REDEMPTION REQUEST TO THE TRANSFER AGENT, YOUR REDEMPTION WILL BE EFFECTIVE AND THE REDEMPTION PROCEEDS WILL BE TRANSMITTED TO YOU PROMPTLY UPON BANK CLEARANCE OF YOUR PURCHASE CHECK OR DREYFUS-AUTOMATIC ASSET BUILDER ORDER, WHICH MAY TAKE UP TO EIGHT BUSINESS DAYS OR MORE. IN ADDITION, EACH FUND WILL NOT HONOR REDEMPTION CHECKS UNDER THE CHECK REDEMPTION PRIVILEGE, AND WILL REJECT REQUESTS TO REDEEM SHARES BY WIRE OR TELEPHONE, FOR A PERIOD OF EIGHT BUSINESS DAYS AFTER RECEIPT BY THE TRANSFER AGENT OF THE PURCHASE CHECK OR THE DREYFUS-AUTOMATIC ASSET BUILDER ORDER AGAINST WHICH SUCH REDEMPTION IS REQUESTED. THESE PROCEDURES WILL NOT APPLY IF YOUR SHARES WERE PURCHASED BY WIRE PAYMENT, OR IF YOU OTHERWISE HAVE A SUFFICIENT COLLECTED BALANCE IN YOUR ACCOUNT TO COVER THE REDEMPTION REQUEST. PRIOR TO THE TIME ANY REDEMPTION IS EFFECTIVE, DIVIDENDS ON SUCH SHARES WILL ACCRUE AND BE PAYABLE, AND YOU WILL BE ENTITLED TO EXERCISE ALL OTHER RIGHTS OF BENEFICIAL OWNERSHIP. Fund shares will not be redeemed until the Transfer Agent has received your Account Application.

          Each Fund reserves the right to redeem your account at its option upon not less than 45 days' written notice if your account's net asset value is $500 or less and remains so during the notice period.

PROCEDURES

          You may redeem Fund shares by using the regular redemption procedure through the Transfer Agent, or through the Check Redemption Privilege or Telephone Redemption Privilege, which are granted automatically unless you specifically refuse them by checking the applicable "No" box on the Account Application. The Check Redemption Privilege and Telephone Redemption Privilege may be established for an existing account by a separate signed Shareholder Services Form, or, with respect to the Telephone Redemption Privilege, by oral request from any of the authorized signatories on the account by calling 1-800-645-6561. You also may redeem shares through the Wire Redemption Privilege, if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. If you are a client of a Selected Dealer, you may redeem Fund shares through the Selected Dealer. Other redemption procedures may be in effect for clients of certain Service Agents. Each Fund makes available to certain large institutions the ability to issue redemption instructions through compatible computer facilities. Each Fund reserves the right to refuse any request made by wire or telephone, including requests made shortly after a change of address, and may limit the amount involved or the number of such requests. Each Fund may modify or terminate any redemption privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated. Shares held under Keogh Plans, IRAs or other retirement plans, and shares for which certificates have been issued, are not eligible for the Check Redemption, Wire Redemption or Telephone Redemption Privilege.

          The Telephone Redemption Privilege or Telephone Exchange Privilege authorizes the Transfer Agent to act on telephone instructions (including over The Dreyfus Touch(R) automated telephone system) from any person representing himself or herself to be you, or a representative of your Service Agent, and reasonably believed by the Transfer Agent to be genuine. Each Fund will require the Transfer Agent to employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions are genuine and, if it does not follow such procedures, the Fund or the Transfer Agent may be liable for any losses due to unauthorized or fraudulent instructions. Neither a Fund nor the Transfer Agent will be liable for following telephone instructions reasonably believed to be genuine.

          During times of drastic economic or market conditions, you may experience difficulty in contacting the Transfer Agent by telephone to request a redemption or exchange of Fund shares. In such cases, you should consider using the other redemption procedures described herein. Use of these other redemption procedures may result in your redemption request being processed at a later time than it would have been if telephone redemption had been used.

REGULAR REDEMPTION--Under the regular redemption procedure, you may redeem shares by written request mailed to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671, or, if for Dreyfus retirement plan accounts, to The Dreyfus Trust Company, Custodian, P.O. Box 6427, Providence, Rhode Island 02940-6427. Redemption requests may be delivered in person only to a Dreyfus Financial Center. For the location of the nearest Dreyfus Financial Center, please call one of the telephone numbers listed under "General Information." THESE REQUESTS WILL BE FORWARDED TO THE FUND AND WILL BE PROCESSED ONLY UPON RECEIPT THEREBY. Redemption requests must be signed by each shareholder, including each owner of a joint account, and each signature must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP"), and the Stock Exchanges Medallion Program. If you have questions with respect to signature-guarantees, please call one of the telephone numbers listed under "General Information."

          Redemption proceeds of at least $1,000 will be wired to any member bank of the Federal Reserve System in accordance with a written signature-guaranteed request.

CHECK REDEMPTION PRIVILEGE--You may write Redemption Checks drawn on your Fund account. Redemption Checks may be made payable to the order of any person in the amount of $500 or more. Redemption Checks should not be used to close your account. Redemption Checks are free, but the Transfer Agent will impose a fee for stopping payment of a Redemption Check upon your request or if the Transfer Agent cannot honor a Redemption Check due to insufficient funds or other valid reason. You should date your Redemption Checks with the current date when you write them. Please do not postdate your Redemption Checks. If you do, the Transfer Agent will honor, upon presentment, even if presented before the date of the check, all postdated Redemption Checks which are dated within six months of presentment for payment, if they are otherwise in good order. If you hold shares in a Dreyfus-sponsored IRA account, you may be permitted to make withdrawals from your IRA account using checks furnished to you by The Dreyfus Trust Company. The Check Redemption Privilege is granted automatically unless you refuse it.

WIRE REDEMPTION PRIVILEGE--You may request by wire, telephone or letter that redemption proceeds (minimum $1,000) be wired to your account at a bank which is a member of the Federal Reserve System, or a correspondent bank if your bank is not a member. Holders of jointly registered Fund or bank accounts may have redemption proceeds of not more than $250,000 wired within any 30-day period. You may telephone redemption requests by calling 1-800-645-6561 or, if you are calling from overseas, call 516- 794-5452. The Statement of Additional Information sets forth instructions for transmitting redemption requests by wire.

TELEPHONE REDEMPTION PRIVILEGE--You may request by telephone that redemption proceeds (maximum $150,000 per day) be paid by check and mailed to your address. You may telephone redemption instructions by calling 1-800-645-6561 or, if you are calling from overseas, call 516-794-5452. The Telephone Redemption Privilege is granted automatically unless you refuse it.

REDEMPTION THROUGH A SELECTED DEALER--If you are a customer of a Selected Dealer, you may make redemption requests to your Selected Dealer. If the Selected Dealer transmits the redemption request so that it is received by the Transfer Agent or its designee by 12:00 Noon, New York time, with respect to the Municipal Fund, or 5:00 p.m., New York time, with respect to the Government Money Fund and the Money Fund on a business day, the proceeds of the redemption ordinarily will be transmitted in Federal Funds on the same day and the shares will not receive the dividend declared on that day. If a redemption request is received after such time, but by 8:00 p.m., New York time, the redemption request will be effective on that day, the shares will receive the dividend declared on that day and the proceeds of redemption ordinarily will be transmitted in Federal Funds on the next business day. If a redemption request is received after 8:00 p.m., New York time, the redemption request will be effective on the next business day. It is the responsibility of the Selected Dealer to transmit a request so that it is received in a timely manner. The proceeds of the redemption are credited to your account with the Selected Dealer. See "How to Buy Shares" for a discussion of additional conditions or fees that may be imposed upon redemption.

                                  SERVICE PLAN
                     (GOVERNMENT MONEY FUND AND MONEY FUND)

          Class A shares of each of the Government Money Fund and the Money Fund are subject to a Service Plan adopted pursuant to Rule 12b-1 under the 1940 Act. Under the Service Plan, the Fund directly bears the costs of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Service Plan. In addition, each Fund reimburses
(a) the Distributor for payments made for distributing Class A shares and servicing shareholder accounts ("Servicing") and (b) The Dreyfus Corporation, Dreyfus Service Corporation, a wholly-owned subsidiary of The Dreyfus Corporation, and any affiliate of either of them (collectively, "Dreyfus") for payments made for Servicing, at an aggregate annual rate of up to .20 of 1% of the value of the Fund's average daily net assets attributable to Class A. Each of the Distributor and Dreyfus may pay one or more Service Agents a fee in respect of the respective Fund's Class A shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The schedule of such fees and the basis upon which such fees will be paid shall be determined from time to time by the Fund's Board. If a holder of Class A shares ceases to be a client of a Service Agent, but continues to hold Class A shares, Dreyfus will act as the Service Agent in respect of such shareholder and receive payments under the Service Plan for Servicing. The fees payable for Servicing are payable without regard to actual expenses incurred.

                            SHAREHOLDER SERVICES PLAN

          Each Fund has adopted a Shareholder Services Plan with respect to Class A pursuant to which the Fund reimburses Dreyfus Service Corporation an amount not to exceed an annual rate of .25 of 1% of the value of the Fund's average daily net assets attributable to Class A for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. As to each of the Government Money Fund and the Money Fund, at no time will the amount paid under this Plan, together with amounts otherwise paid with respect to Class A under the Fund's Service Plan as a "service fee" as defined under the Conduct Rules of the National Association of Securities Dealers, Inc., exceed the maximum amount permitted to be paid under said Conduct Rules as a service fee.

                       DIVIDENDS, DISTRIBUTIONS AND TAXES

          Each Fund ordinarily declares dividends from its net investment income on each day the New York Stock Exchange or, for the Government Money Fund and the Money Fund only, the Transfer Agent is open for business. The Fund's earnings for Saturdays, Sundays and holidays are declared as dividends on the preceding business day. Dividends usually are paid on the last calendar day of each month and automatically are reinvested in additional shares at net asset value or, at your option, paid in cash. If you redeem all shares in your account at any time during the month, all dividends to which you are entitled will be paid to you along with the proceeds of the redemption. If you are an omnibus accountholder and indicate in a partial redemption request that a portion of any accrued dividends to which such account is entitled belongs to an underlying accountholder who has redeemed all shares in his or her account, such portion of the accrued dividends will be paid to you along with the proceeds of the redemption. Distributions from net realized securities gains, if any, generally are declared and paid once a year, but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. No Fund will make distributions from net realized securities gains unless capital loss carryovers, if any, have been utilized or have expired. You may choose whether to receive distributions in cash or to reinvest in additional shares at net asset value. If you elect to receive dividends and distributions in cash, and your dividend or distribution check is returned to the Fund as undeliverable or remains uncashed for six months, the Fund reserves the right to reinvest such dividends or distributions and all future dividends and distributions payable to you in additional Fund shares at net asset value. No interest will accrue on amounts represented by uncashed distribution or redemption checks. All expenses are accrued daily and deducted before declaration of dividends to investors. Dividends paid by each Class will be calculated at the same time and in the same manner and will be of the same amount, except that the expenses attributable solely to a Class will be borne exclusively by such Class.

          Dividends paid by the Municipal Fund derived from Taxable Investments, and dividends paid by each other Fund derived from interest, together with distributions from any net realized short-term securities gains and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds, are subject to Federal income tax as ordinary income, whether received in cash or reinvested in additional Fund shares. Distributions from net realized long-term securities gains, if any, will be taxable as long-term capital gains for Federal income tax purposes if you are a citizen or resident of the United States. The Code provides that an individual generally will be taxed on his or her net capital gain at a maximum rate of 28% with respect to capital gain from securities held for more than one year but not more than 18 months and at a maximum rate of 20% with respect to capital gain from securities held for more than 18 months. Under the Code, interest on indebtedness incurred or continued to purchase or carry Fund shares which is deemed to relate to exempt-interest dividends is not deductible.

          Except for dividends from Taxable Investments, it is anticipated that substantially all dividends paid by the Municipal Fund will not be subject to Federal income tax. Although all or a substantial portion of the dividends paid by the Municipal Fund may be excluded by shareholders from their gross income for Federal income tax purposes, the Municipal Fund may purchase specified private activity bonds, the interest from which may be (i) a preference item for purposes of the alternative minimum tax, or (ii) a factor in determining the extent to which a shareholder's Social Security benefits are taxable. If the Municipal Fund purchases such securities, the portion of the Fund's dividends related thereto will not necessarily be tax exempt to an investor who is subject to the alternative minimum tax and/or tax on Social Security benefits and may cause an investor to be subject to such taxes.

          Dividends and distributions attributable to interest from direct obligations of the United States and paid by the Government Money Fund and the Money Fund to individuals currently are not subject to tax in most states. Dividends and distributions attributable to interest from other securities in which the Government Money Fund and the Money Fund may invest may be subject to state tax. Each of these Funds intends to provide shareholders with a statement which sets forth the percentage of dividends and distributions paid by the Fund that is attributable to interest income from direct obligations of the United States.

          Taxable dividends derived from net investment income, together with distributions from net realized short-term securities gains and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds, paid by a Fund to a foreign investor generally are subject to U.S. nonresident withholding taxes at the rate of 30%, unless the foreign investor claims the benefit of a lower rate specified in a tax treaty. Distributions from net realized long-term securities gains paid by a Fund to a foreign investor generally will not be subject to U.S. nonresident withholding tax. However, such distributions may be subject to backup withholding, as described below, unless the foreign investor certifies his non-U.S. residency status.

          Notice as to the tax status of your dividends and distributions will be mailed to you annually. You also will receive periodic summaries of your account which will include information as to dividends and distributions from securities gains, if any, paid during the year. For the Municipal Fund, these statements will set forth the dollar amount of income exempt from Federal tax and the dollar amount, if any, subject to such tax. These dollar amounts will vary depending upon the size and length of time of the investor's investment in the Fund. If the Municipal Fund pays dividends derived from taxable income, it intends to designate as taxable the same percentage of the day's dividend as the actual taxable income earned on that day bears to total income earned on that day. Thus, the percentage of the dividend designated as taxable, if any, may vary from day to day.

          The exchange of shares of one fund for shares of another is treated for Federal income tax purposes as a sale of the shares given in exchange by the shareholder and, therefore, an exchanging shareholder may realize a taxable gain or loss.

          Federal regulations generally require each Fund to withhold ("backup withholding") and remit to the U.S. Treasury 31% of dividends and distributions from net realized securities gains of the Fund paid to a shareholder if such shareholder fails to certify either that the TIN furnished in connection with opening an account is correct, or that such shareholder has not received notice from the IRS of being subject to backup withholding as a result of a failure to properly report taxable dividend or interest income on a Federal income tax return. Furthermore, the IRS may notify a Fund to institute backup withholding if the IRS determines a shareholder's TIN is incorrect or if a shareholder has failed to properly report taxable dividend and interest income on a Federal income tax return.

          A TIN is either the Social Security number, IRS individual taxpayer identification number, or employer identification number of the record owner of the account. Any tax withheld as a result of backup withholding does not constitute an additional tax imposed on the record owner of the account, and may be claimed as a credit on the record owner's Federal income tax return.

          Management believes that each Fund has qualified for the fiscal year ended November 30, 1997 as a "regulated investment company" under the Code. Each Fund intends to continue to so qualify if such qualification is in the best interests of its shareholders. Qualification as a regulated investment company relieves the Fund of any liability for Federal income tax to the extent its earnings are distributed in accordance with applicable provisions of the Code. Each Fund is subject to a non-deductible 4% excise tax, measured with respect to certain undistributed amounts of taxable investment income and capital gains.

          You should consult your tax adviser regarding specific questions as to Federal, state and local taxes.

                               GENERAL INFORMATION

          The Municipal Fund is a series of General Municipal Money Market Funds, Inc. (the "Company"), an open-end, management investment company. Each other Fund is a separate open-end, management investment company. The Government Money Fund, the Company and the Money Fund were incorporated under Maryland law on April 8, 1982, April 8, 1982 and May 15, 1981, respectively, and commenced operations on February 7, 1983, December 21, 1983 and February 8, 1982, respectively. Before , 1998, the Company's name was General Municipal Money Market Fund, Inc. and, before October 6, 1990, its name was General Tax Exempt Money Market Fund, Inc. The Government Money Fund, the Money Fund and the Company are authorized to issue 16 billion shares (15 billion Class A and 1 billion Class B), 25 billion shares (15 billion Class A and 10 billion Class B), and 20 billion shares (15 billion Class A and 1 billion Class B allocated to the Municipal Fund), respectively, par value $.01 per share.

          Each Fund's shares are classified into two classes-- Class A and Class
B. Each share has one vote and shareholders will vote in the aggregate and not by class except as otherwise required by law.

          Unless otherwise required by the 1940 Act, ordinarily it will not be necessary for any Fund to hold annual meetings of shareholders. As a result, Fund shareholders may not consider each year the election of Board members or the appointment of auditors. However, the holders of at least 10% of a Fund's shares outstanding and entitled to vote may require such Fund to hold a special meeting of shareholders for purposes of removing a Board member from office. Fund shareholders may remove a Board member by the affirmative vote of a majority of the Fund's outstanding voting shares. In addition, a Fund's Board will call a special meeting of shareholders for the purpose of electing Board members if, at any time, less than a majority of the Board members then holding office have been elected by shareholders.

          The Transfer Agent maintains a record of your ownership and sends confirmations and statements of account.

          Shareholder inquiries may be made to your Service Agent or by writing to a Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or by calling toll free 1-800- 242-8671. In New York City, call 1-718-895-1396; outside the U.S., call 516-794-5452.

          Although each Fund is offering only its own shares, it is possible that a Fund might become liable for any misstatement in this Prospectus about any other Fund. Each Fund's Board has considered this factor in approving the use of this combined Prospectus.

GENERAL MUNICIPAL MONEY MARKET FUNDS, INC.--The Company is a series fund, which is a mutual fund divided into separate portfolios, each of which is treated as a separate entity for certain matters under the 1940 Act and for other purposes. A shareholder of one portfolio is not deemed to be a shareholder of any other portfolio. To date, the Company's Board has authorized the creation of two series of shares. By this Prospectus, shares of the Municipal Fund only are being offered. All consideration received by the Company for shares of one of the portfolios and all assets in which such consideration is invested will belong to that portfolio (subject only to the rights of creditors of the Company) and will be subject to the liabilities related thereto. The income attributable to, and the expenses of, one portfolio are treated separately from those of the other portfolio. Expenses attributable to a portfolio are charged against the assets of that portfolio; other expenses of the Company are allocated among the Company's portfolios on the basis determined by the Company's Board, including, but not limited to, proportionately in relation to the net assets of each portfolio. The Company has the ability to create, from time to time, new series without shareholder approval.

                                    APPENDIX

INVESTMENT TECHNIQUES

BORROWING MONEY--Each Fund may borrow money from banks for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of its total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the value of a Fund's total assets, the Fund will not make any additional investments.

FORWARD COMMITMENTS (MUNICIPAL FUND)--The Municipal Fund may purchase Municipal Obligations and other securities on a forward commitment or when-issued basis, which means that delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable on a forward commitment or when-issued security are fixed when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund will commit to purchase such securities only with the intention of actually acquiring the securities, but the Fund may sell these securities before the settlement date if it is deemed advisable. The Fund will set aside in a segregated account permissible liquid assets at least equal at all times to the amount of the commitments.

CERTAIN PORTFOLIO SECURITIES

U.S. GOVERNMENT SECURITIES (GOVERNMENT MONEY FUND AND MONEY FUND)--Each of these Funds may invest in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, which include U.S. Treasury securities that differ in their interest rates, maturities and times of issuance. Some obligations issued or guaranteed by U.S. Government agencies and instrumentalities are supported by the full faith and credit of the U.S. Treasury; others by the right of the issuer to borrow from the Treasury; others by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and others only by the credit of the agency or instrumentality. These securities bear fixed, floating or variable rates of interest. Interest may fluctuate based on generally recognized reference rates or the relationship of rates. While the U.S. Government currently provides financial support to such U.S. Government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so, since it is not so obligated by law.

REPURCHASE AGREEMENTS (GOVERNMENT MONEY FUND AND MONEY FUND)-- Each of these Funds may enter into repurchase agreements with certain banks or non-bank dealers. In a repurchase agreement, the Fund buys, and the seller agrees to repurchase, a security at a mutually agreed upon time and price (usually within seven days). The repurchase agreement thereby determines the yield during the purchaser's holding period, while the seller's obligation to repurchase is secured by the value of the underlying security. Repurchase agreements could involve risks in the event of a default or insolvency of the other party to the agreement, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities.

BANK OBLIGATIONS (MONEY FUND)--The Fund may purchase certificates of deposit, time deposits, bankers' acceptances and other short-term obligations issued by domestic banks, foreign subsidiaries or foreign branches of domestic banks, domestic and foreign branches of foreign banks, and thrift institutions, savings and loan associations and other banking institutions. With respect to such securities issued by foreign subsidiaries or foreign branches of domestic banks, and domestic and foreign branches of foreign banks, the Fund may be subject to additional investment risks that are different in some respects from those incurred by a fund which invests only in debt obligations of U.S. domestic issuers. See "Description of the Funds--Investment Considerations and Risks--Foreign Securities."

          Certificates of deposit are negotiable certificates evidencing the obligation of a bank to repay funds deposited with it for a specified period of time.

          Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time (in no event longer than seven days) at a stated interest rate.

          Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and the drawer to pay the face amount of the instrument upon maturity. The other short-term obligations may include uninsured, direct obligations bearing fixed, floating or variable interest rates.

COMMERCIAL PAPER (MONEY FUND)---The Fund may purchase commercial paper consisting of short-term, unsecured promissory notes issued to finance short-term credit needs. The commercial paper purchased by the Fund will consist only of direct obligations issued by domestic and foreign entities. The other corporate obligations in which the Fund may invest consist of high quality, U.S. dollar denominated short-term bonds and notes (including variable amount master demand notes) issued by domestic and foreign corporations, including banks.

FLOATING AND VARIABLE RATE OBLIGATIONS (MONEY FUND)--The Fund may purchase floating and variable rate demand notes and bonds, which are obligations ordinarily having stated maturities in excess of 13 months, but which permit the holder to demand payment of principal at any time, or at specified intervals not exceeding 13 months, in each case upon not more than 30 days' notice. Variable rate demand notes include master demand notes which are obligations that permit the Fund to invest fluctuating amounts, at varying rates of interest, pursuant to direct arrangements between the Fund, as lender, and the borrower. These obligations permit daily changes in the amounts borrowed. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value, plus accrued interest. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand.

PARTICIPATION INTERESTS (MONEY FUND)--The Fund may purchase from financial institutions participation interests in securities in which the Fund may invest. A participation interest gives the Fund an undivided interest in the security in the proportion that the Fund's participation interest bears to the total principal amount of the security. These instruments may have fixed, floating or variable rates of interest, with remaining maturities of 13 months or less. If the participation interest is unrated, or has been given a rating below that which is permissible for purchase by the Fund, the participation interest will be backed by an irrevocable letter of credit or guarantee of a bank, or the payment obligation otherwise will be collateralized by U.S. Government securities, or, in the case of unrated participation interests, The Dreyfus Corporation must have determined that the instrument is of comparable quality to those instruments in which the Fund may invest.

ASSET-BACKED SECURITIES (MONEY FUND)--The Fund may purchase asset-backed securities, which are securities issued by special purpose entities whose primary assets consist of a pool of mortgages, loans, receivables or other assets. Payment of principal and interest may depend largely on the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other forms of credit or liquidity enhancements. The value of these asset-backed securities also may be affected by the creditworthiness of the servicing agent for the pool of assets, the originator of the loans or receivables or the financial institution providing the credit support.

MUNICIPAL OBLIGATIONS (MUNICIPAL FUND)--The Municipal Fund purchases Municipal Obligations. Municipal Obligations generally include debt obligations issued to obtain funds for various public purposes as well as certain industrial development bonds issued by or on behalf of public authorities. Municipal Obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. Tax exempt industrial development bonds, in most cases, are revenue bonds that generally do not carry the pledge of the credit of the issuing municipality, but generally are guaranteed by the corporate entity on whose behalf they are issued. Notes are short-term instruments which are obligations of the issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal Obligations include municipal lease/purchase agreements which are similar to installment purchase contracts for property or equipment issued by municipalities.

CERTAIN TAX EXEMPT OBLIGATIONS (MUNICIPAL FUND)--The Municipal Fund may purchase floating and variable rate demand notes and bonds, which are tax exempt obligations ordinarily having stated maturities in excess of 13 months, but which permit the holder to demand payment of principal at any time or at specified intervals not exceeding 13 months, in each case upon not more than 30 days' notice. Variable rate demand notes include master demand notes which are obligations that permit the Fund to invest fluctuating amounts, at varying rates of interest, pursuant to direct arrangements between the Fund, as lender, and the borrower. These obligations permit daily changes in the amount borrowed. Frequently, such obligations are secured by letters of credit or other credit support arrangements provided by banks. Changes in the credit quality of banks and other financial institutions that provide such credit or liquidity enhancements to the Fund's portfolio securities could cause losses to the Fund and affect its share price. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value plus accrued interest. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. Each obligation purchased by the Fund will meet the quality criteria established for the purchase of Municipal Obligations.

TAX EXEMPT PARTICIPATION INTERESTS (MUNICIPAL FUND)--The Municipal Fund may purchase from financial institutions participation interests in Municipal Obligations (such as industrial development bonds and municipal lease/purchase agreements). A participation interest gives the Fund an undivided interest in the Municipal Obligation in the proportion that the Fund's participation interest bears to the total principal amount of the Municipal Obligation. These instruments may have fixed, floating or variable rates of interest, with remaining maturities of 13 months or less. If the participation interest is unrated or has been given a rating below that which otherwise is permissible for purchase by the Fund, it will be backed by an irrevocable letter of credit or guarantee of a bank that the Fund's Board has determined meets prescribed quality standards for banks, or the payment obligation otherwise will be collateralized by U.S. Government securities. For certain participation interests, the Fund will have the right to demand payment, on not more than seven days' notice, for all or any part of the Fund's participation interest in the Municipal Obligation, plus accrued interest. As to these instruments, the Fund intends to exercise its right to demand payment only upon a default under the terms of the Municipal Obligation, as needed to provide liquidity to meet redemptions, or to maintain or improve the quality of its investment portfolio.

TENDER OPTION BONDS (MUNICIPAL FUND)--The Municipal Fund may purchase tender option bonds. A tender option bond is a Municipal Obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the Municipal Obligation's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate. The Dreyfus Corporation, on behalf of the Fund, will consider on an ongoing basis the creditworthiness of the issuer of the underlying Municipal Obligation, of any custodian and of the third party provider of the tender option. In certain instances and for certain tender option bonds, the option may be terminable in the event of a default in payment of principal or interest on the underlying Municipal Obligations and for other reasons.

STAND-BY COMMITMENTS (MUNICIPAL FUND)--The Municipal Fund may acquire "stand-by commitments" with respect to Municipal Obligations held in its portfolio. Under a stand-by commitment, the Fund obligates a broker, dealer or bank to repurchase, at the Fund's option, specified securities at a specified price and, in this respect, stand-by commitments are comparable to put options. The exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. The Fund will acquire stand-by commitments solely to facilitate portfolio liquidity and does not intend to exercise its rights thereunder for trading purposes. The Fund may pay for stand-by commitments if such action is deemed necessary, thus increasing to a degree the cost of the underlying Municipal Obligation and similarly decreasing such security's yield to investors. Gains realized in connection with stand-by commitments will be taxable.

TAXABLE INVESTMENTS (MUNICIPAL FUND)--From time to time, on a temporary basis other than for temporary defensive purposes (but not to exceed 20% of the value of the Fund's net assets) or for temporary defensive purposes, the Municipal Fund may invest in taxable short-term investments ("Taxable Investments") consisting of: notes of issuers having, at the time of purchase, a quality rating within the two highest grades of Moody's, S&P or Fitch; obligations of the U.S. Government, its agencies or instrumentalities; commercial paper rated not lower than P-2 by Moody's, A-2 by S&P or F-2 by Fitch; certificates of deposit of U.S. domestic banks, including foreign branches of domestic banks, with assets of one billion dollars or more; time deposits; bankers' acceptances and other short-term bank obligations; and repurchase agreements in respect of any of the foregoing. Dividends paid by the Fund that are attributable to income earned by the Fund from Taxable Investments will be taxable to investors. See "Dividends, Distributions and Taxes." Except for temporary defensive purposes, at no time will more than 20% of the value of the Fund's net assets be invested in Taxable Investments. If the Fund purchases Taxable Investments, it will value them using the amortized cost method and comply with the provisions of Rule 2a-7 relating to purchases of taxable instruments. Under normal market conditions, the Fund anticipates that not more than 5% of the value of its total assets will be invested in any one category of Taxable Investments. Taxable Investments are more fully described in the Statement of Additional Information to which reference hereby is made.

ILLIQUID SECURITIES--Each Fund may invest up to 10% of the value of its net assets in securities as to which a liquid trading market does not exist, provided such investments are consistent with the Fund's investment objective. Such securities may include securities that are not readily marketable, such as certain securities that are subject to legal or contractual restrictions on resale, and repurchase agreements providing for settlement in more than seven days after notice. As to these securities, the Fund is subject to a risk that should the Fund desire to sell them when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Fund's net assets could be adversely affected.

          NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND IN THE FUND'S OFFICIAL SALES LITERATURE IN CONNECTION WITH THE OFFER OF THE FUND'S SHARES, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY STATE IN WHICH, OR TO ANY PERSON TO WHOM, SUCH OFFERING MAY NOT LAWFULLY BE MADE.

General Government Securities Money Market Fund, Inc.
General Money Market Fund, Inc.
General Municipal Money Market Fund


Combined Prospectus

[lion logo]

CLASS A SHARES


(C) 1998  Dreyfus Service Corporation

COMBINED PROSPECTUS                                       _____________, 1998


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                 GENERAL GOVERNMENT SECURITIES MONEY MARKET FUND
                            GENERAL MONEY MARKET FUND
                       GENERAL MUNICIPAL MONEY MARKET FUND
                                 CLASS B SHARES

-------------------------------------------------------------------------------


          General Government Securities Money Market Fund (the "Government Money Fund"), General Money Market Fund (the "Money Fund") and General Municipal Money Market Fund (the "Municipal Fund") are open-end management investment companies, known as money market mutual funds (each, a "Fund"). Each Fund seeks to provide you with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity and, in the case of the Municipal Fund, which is exempt from Federal income tax.

          The Dreyfus Corporation professionally manages each Fund's portfolio.

          AN INVESTMENT IN THE FUNDS IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT. THERE CAN BE NO ASSURANCE THAT THE FUNDS WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

          You can invest, reinvest or redeem shares at any time without charge or penalty imposed by a Fund.

          Fund shares may be purchased only by clients of Service Agents as described herein. By this Prospectus, each Fund is offering Class B shares. Another class of Fund shares--Class A shares--are offered by the Funds pursuant to a separate prospectus and are not offered hereby. Class A and Class B shares are identical, except as to the services offered to, and the expenses borne by, each Class which may affect performance. If you would like to obtain information about Class A shares, please write to the address or call the number set forth below.

          Each Fund is a separate investment portfolio with operations and results that are unrelated to those of each other Fund. This combined Prospectus has been prepared for your convenience to provide you the opportunity to consider six investment choices in one document.

                               -------------------

          This Prospectus sets forth concisely information about each Fund that you should know before investing. It should be read and retained for future reference.

          The Statement of Additional Information, dated ___________, 1998, which may be revised from time to time, provides a further discussion of certain areas in this Prospectus and other matters which may be of interest to some investors. It has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information regarding the Funds. For a free copy of the Statement of Additional Information, write to a Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or call 1-800-645-6561. When telephoning, ask for operator 144.

                               -------------------

          MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. MONEY MARKET MUTUAL FUND SHARES INVOLVE CERTAIN INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

                                TABLE OF CONTENTS
                                                                         Page

     Annual Fund Operating Expenses................................
     Condensed Financial Information...............................
     Yield Information.............................................
     Description of the Funds......................................
     Management of the Funds.......................................
     How to Buy Shares.............................................
     Shareholder Services..........................................
     How to Redeem Shares..........................................
     Distribution Plan.............................................
     Shareholder Services Plan.....................................
     Dividends, Distributions and Taxes............................
     General Information...........................................
     Appendix......................................................


-------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------

                         ANNUAL FUND OPERATING EXPENSES
                  (as a percentage of average daily net assets)

                                            GOVERNMENT                 MUNICIPAL
                                            MONEY FUND    MONEY FUND   FUND
                                            ----------    ----------   ---------
Management Fees..........................    .50%            .50%        .50%
12b-1 Fees...............................    .20%            .20%        .20%
Other Expenses...........................    .35%            .35%        .41%
Total Fund Operating Expenses............   1.05%           1.05%       1.11%
EXAMPLE:

          You would pay the following
          expenses on a $1,000
          investment, assuming (1) 5%
          annual return and (2)
          redemption at the end of each
          time period:

               1 YEAR....................    $ 11           $ 11        $ 11
               3 YEARS...................    $ 33           $ 33        $ 35
               5 YEARS...................    $ 58           $ 58        $ 61
               10 YEARS..................    $128           $128        $135

-------------------------------------------------------------------------------

          THE AMOUNTS LISTED IN THE EXAMPLE SHOULD NOT BE CONSIDERED AS REPRESENTATIVE OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE INDICATED. MOREOVER, WHILE THE EXAMPLE ASSUMES A 5% ANNUAL RETURN, EACH FUND'S ACTUAL PERFORMANCE WILL VARY AND MAY RESULT IN AN ACTUAL RETURN GREATER OR LESS THAN 5%.

-------------------------------------------------------------------------------


          The purpose of the foregoing table is to assist you in understanding the costs and expenses borne by each Fund, the payment of which will reduce investors' annual return. The information in the foregoing table does not reflect any fee waivers or expense reimbursement arrangements that may be in effect. Each Fund's Class B shares are charged directly for sub- accounting services provided by Service Agents (as defined below) at the annual rate of
 .05% of the value of the Fund's average daily net assets attributable to Class B, which is reflected under "Other Expenses" in the foregoing table. Certain Service Agents may charge their clients direct fees for effecting transactions in Fund shares; such fees are not reflected in the foregoing table. For a further description of the various costs and expenses incurred in the operation of the Funds, as well as expense reimbursement or waiver arrangements, see "Management of the Funds," "How to Buy Shares," "Distribution Plan" and "Shareholder Services Plan."

                         CONDENSED FINANCIAL INFORMATION

          The information in the following tables has been audited by ________________, each Fund's independent auditors. Further financial data, related notes and reports of independent auditors accompany the Statement of Additional Information, available upon request.


FINANCIAL HIGHLIGHTS

          Contained below for each Fund is per share operating performance data for a Class B share outstanding, total investment return, ratios to average net assets and other supplemental data for each period indicated. This information has been derived from the Fund's financial statements.

[TO BE PROVIDED BY AMENDMENT]


                                YIELD INFORMATION

          From time to time, each Fund advertises its yield and effective yield. Both yield figures are based on historical earnings and are not intended to indicate future performance. It can be expected that these yields will fluctuate substantially. A Fund's yield refers to the income generated by an investment in such Fund over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly, but, when annualized, the income earned by an investment in the Fund is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment. A Fund's yield and effective yield may reflect absorbed expenses pursuant to any undertaking that may be in effect. See "Management of the Funds."

          As to the Municipal Fund, tax equivalent yield is calculated by determining the pre-tax yield which, after being taxed at a stated rate, would be equivalent to a stated yield or effective yield calculated as described above.

          Yield information is useful in reviewing a Fund's performance, but because yields will fluctuate, under certain conditions such information may not provide a basis for comparison with domestic bank deposits, other investments which pay a fixed yield for a stated period of time, or other investment companies which may use a different method of computing yield.

          Comparative performance information may be used from time to time in advertising or marketing Fund shares, including data from Lipper Analytical Services, Inc., Bank Rate Monitor(TM), N. Palm Beach, Fla. 33408, IBC's Money Fund Report(TM), Morningstar, Inc. and other industry publications.


                            DESCRIPTION OF THE FUNDS

INVESTMENT OBJECTIVE

          The investment objective of the Government Money Fund and the Money Fund is to provide you with as high a level of current income as is consistent with the preservation of capital and, in the case of the Government Money Fund, the maintenance of liquidity. The investment objective of the Municipal Funds is to maximize current income exempt from Federal income tax to the extent consistent with the preservation of capital and the maintenance of liquidity. Each Fund's investment objective cannot be changed without approval by the holders of a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of such Fund's outstanding voting shares. There can be no assurance that a Fund's investment objective will be achieved. Each Fund pursues its investment objective in the manner described below. Securities in which a Fund invests may not earn as high a level of current income as long-term or lower quality securities which generally have less liquidity, greater market risk and more fluctuation in market value.

MANAGEMENT POLICIES

          Each Fund seeks to maintain a net asset value of $1.00 per share for purchases and redemptions. To do so, each Fund uses the amortized cost method of valuing its securities pursuant to Rule 2a-7 under the 1940 Act, which Rule includes various maturity, quality and diversification requirements, certain of which are summarized as follows. In accordance with Rule 2a-7, each Fund is required to maintain a dollar-weighted average portfolio maturity of 90 days or less, purchase only instruments having remaining maturities of 13 months or less and invest only in U.S. dollar denominated securities determined in accordance with procedures established by the Fund's Board to present minimal credit risks and, in the case of the Money Fund and the Municipal Fund, which are rated in one of the two highest rating categories for debt obligations by at least two nationally recognized statistical rating organizations (or one rating organization if the instrument was rated by only one such organization) or, if unrated, are of comparable quality as determined in accordance with procedures established by the Fund's Board. The nationally recognized statistical rating organizations currently rating instruments of the type the Money Fund and the Municipal Fund may purchase are Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Group ("S&P"), Duff & Phelps Credit Rating Co., Fitch IBCA, Inc. ("Fitch") and Thomson BankWatch, Inc., and their rating criteria are described in the "Appendix" to the Statement of Additional Information. This discussion concerning investment ratings does not apply to the Government Money Fund because it invests exclusively in U.S. Government securities and repurchase agreements in respect thereof. For further information regarding the amortized cost method of valuing securities, see "Determination of Net Asset Value" in the Statement of Additional Information. There can be no assurance a Fund will be able to maintain a stable net asset value of $1.00 per share.

          Each Fund is classified as a diversified investment company.

GOVERNMENT MONEY FUND--The Fund invests in securities issued or guaranteed as to principal and interest by the U.S. Government or its agencies or instrumentalities, and repurchase agreements in respect of such securities. See "Appendix--Certain Portfolio Securities."

MONEY FUND--The Fund invests in short-term money market obligations, including securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, time deposits, certificates of deposit, bankers' acceptances and other short-term obligations issued by domestic banks, foreign subsidiaries or foreign branches of domestic banks, domestic and foreign branches of foreign banks and thrift institutions, repurchase agreements, asset-backed securities, and high quality domestic and foreign commercial paper and other short-term corporate obligations, including those with floating or variable rates of interest. The Fund may invest in U.S. dollar denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities, including obligations of supranational entities. See "Appendix--Certain Portfolio Securities." During normal market conditions, at least 25% of the value of the Fund's total assets will be invested in bank obligations. See "Investment Considerations and Risks" below.

MUNICIPAL FUND--The Fund will invest at least 80% of the value of its net assets (except when maintaining a temporary defensive position) in Municipal Obligations. Municipal Obligations are debt obligations issued by states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities, or multistate agencies or authorities, the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal income tax. Municipal Obligations generally include debt obligations issued to obtain funds for various public purposes as well as certain industrial development bonds issued by or on behalf of public authorities. Municipal Obligations bear fixed, floating or variable rates of interest. See "Appendix--Certain Portfolio Securities."

          From time to time, the Fund may invest more than 25% of the value of its total assets in industrial development bonds which, although issued by industrial development authorities, may be backed only by the assets and revenues of the non-governmental users. Interest on Municipal Obligations (including certain industrial development bonds) which are specified private activity bonds, as defined in the Internal Revenue Code of 1986, as amended (the "Code"), issued after August 7, 1986, while exempt from Federal income tax, is a preference item for the purpose of the alternative minimum tax. Where a regulated investment company receives such interest, a proportionate share of any exempt-interest dividend paid by the investment company may be treated as such a preference item to shareholders. The Fund may invest without limitation in such Municipal Obligations if The Dreyfus Corporation determines that their purchase is consistent with the Fund's investment objective.

          From time to time, on a temporary basis other than for temporary defensive purposes (but not to exceed 20% of the value of the Fund's net assets) or for temporary defensive purposes, the Fund may invest in taxable money market instruments ("Taxable Investments") of the quality described under "Appendix--Certain Portfolio Securities--Taxable Investments."

INVESTMENT CONSIDERATIONS AND RISKS


GENERAL--Each Fund attempts to increase yields by trading to take advantage of short-term market variations. This policy is expected to result in high portfolio turnover but should not adversely affect a Fund since each Fund usually does not pay brokerage commissions when it purchases short-term debt obligations, including U.S. Government securities. The value of the portfolio securities held by each Fund will vary inversely to changes in prevailing interest rates. Thus, if interest rates have increased from the time a security was purchased, such security, if sold, might be sold at a price less than its cost. Similarly, if interest rates have declined from the time a security was purchased, such security, if sold, might be sold at a price greater than its purchase cost. In either instance, if the security was purchased at face value and held to maturity, no gain or loss would be realized.

BANK SECURITIES (MONEY FUND ONLY)--To the extent the Fund's investments are concentrated in the banking industry, the Fund will have correspondingly greater exposure to the risk factors which are characteristic of such investments. Sustained increases in interest rates can adversely affect the availability or liquidity and cost of capital funds for a bank's lending activities, and a deterioration in general economic conditions could increase the exposure to credit losses. In addition, the value of and the investment return on the Fund's shares could be affected by economic or regulatory developments in or related to the banking industry, which industry also is subject to the effects of competition within the banking industry as well as with other types of financial institutions. The Fund, however, will seek to minimize its exposure to such risks by investing only in debt securities which are determined to be of high quality.

FOREIGN SECURITIES (MONEY FUND ONLY)--Since the Fund's portfolio may contain securities issued by foreign governments, or any of their political subdivisions, agencies or instrumentalities, and by foreign subsidiaries and foreign branches of domestic banks, domestic and foreign branches of foreign banks, and commercial paper issued by foreign issuers, the Fund may be subject to additional investment risks with respect to those securities that are different in some respects from those incurred by a fund which invests only in debt obligations of U.S. domestic issuers, although such obligations may be higher yielding when compared to the securities of U.S. domestic issuers. Such risks include possible future political and economic developments, seizure or nationalization of foreign deposits, imposition of foreign withholding taxes on interest income payable on the securities, establishment of exchange controls or adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on these securities.

INVESTING IN MUNICIPAL OBLIGATIONS (MUNICIPAL FUND)--The Municipal Fund may invest more than 25% of the value of its total assets in Municipal Obligations which are related in such a way that an economic, business or political development or change affecting one such security also would affect the other securities; for example, securities the interest upon which is paid from revenues of similar types of projects. As a result, the Fund may be subject to greater risk as compared to a fund that does not follow this practice.

          Certain municipal lease/purchase obligations in which the Municipal Fund may invest may contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease/purchase obligations are secured by the leased property, disposition of the leased property in the event of foreclosure might prove difficult. In evaluating the credit quality of a municipal lease/purchase obligation that is unrated, The Dreyfus Corporation will consider, on an ongoing basis, a number of factors including the likelihood that the issuing municipality will discontinue appropriating funding for the leased property.

          Certain provisions in the Code relating to the issuance of Municipal Obligations may reduce the volume of Municipal Obligations qualifying for Federal tax exemption. One effect of these provisions could be to increase the cost of the Municipal Obligations available for purchase by the Fund and thus reduce available yield. Shareholders should consult their tax advisers concerning the effect of these provisions on an investment in the Municipal Fund. Proposals that may restrict or eliminate the income tax exemption for interest on Municipal Obligations may be introduced in the future. If any such proposal were enacted that would reduce the availability of Municipal Obligations for investment by the Municipal Fund so as to adversely affect Fund shareholders, the Municipal Fund would reevaluate its investment objective and policies and submit possible changes in the Fund's structure to shareholders for their consideration. If legislation were enacted that would treat a type of Municipal Obligation as taxable, the Municipal Fund would treat such security as a permissible Taxable Investment within the applicable limits set forth herein.

SIMULTANEOUS INVESTMENTS--Investment decisions for each Fund are made independently from those of other investment companies advised by The Dreyfus Corporation. If, however, such other investment companies desire to invest in, or dispose of, the same securities as a Fund, available investments or opportunities for sales will be allocated equitably to each investment company. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund.

YEAR 2000 RISKS--Like other mutual funds, financial and business organizations and individuals around the world, each Fund could be adversely affected if the computer systems used by The Dreyfus Corporation and the Fund's other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Dreyfus Corporation is taking steps to address the Year 2000 Problem with respect to the computer systems that it uses and to obtain assurances that comparable steps are being taken by the Funds' other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact on a Fund.


                             MANAGEMENT OF THE FUNDS

INVESTMENT ADVISER--The Dreyfus Corporation, located at 200 Park Avenue, New York, New York 10166, was formed in 1947 and serves as each Fund's investment adviser. The Dreyfus Corporation is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Bank Corporation ("Mellon"). As of ____________, 1998, The Dreyfus Corporation managed or administered approximately $___ billion in assets for approximately ___ million investor accounts nationwide.

          The Dreyfus Corporation supervises and assists in the overall management of each Fund's affairs under separate Management Agreements related to each Fund, subject to the authority of the Board in accordance with applicable law.

          Mellon is a publicly owned multibank holding company incorporated under Pennsylvania law in 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. Mellon provides a comprehensive range of financial products and services in domestic and selected international markets. Mellon is among the twenty-five largest bank holding companies in the United States based on total assets. Mellon's principal wholly-owned subsidiaries are Mellon Bank, N.A., Mellon Bank (DE) National Association, Mellon Bank (MD), The Boston Company, Inc., AFCO Credit Corporation and a number of companies known as Mellon Financial Services Corporations. Through its subsidiaries, including The Dreyfus Corporation, Mellon managed more than $___ billion in assets as of _____________, 199_, including approximately $___ billion in proprietary mutual fund assets. As of ______________, 1998, Mellon, through various subsidiaries, provided non-investment services, such as custodial or administration services, for more than $_____ trillion in assets, including approximately $__ billion in mutual fund assets.

          For the fiscal year ended November 30, 1997, each Fund paid The Dreyfus Corporation a monthly management fee at the effective annual rate of .50 of 1% of the value of the Fund's average daily net assets. From time to time, The Dreyfus Corporation may waive receipt of its fees and/or voluntarily assume certain expenses of a Fund, which would have the effect of lowering the expense ratio of such Fund and increasing yield to investors. No Fund will pay The Dreyfus Corporation at a later time for any amounts it may waive, nor will a Fund reimburse The Dreyfus Corporation for any amounts it may assume.

          In allocating brokerage transactions, The Dreyfus Corporation seeks to obtain the best execution of orders at the most favorable net price. Subject to this determination, The Dreyfus Corporation may consider, among other things, the receipt of research services and/or the sale of shares of a Fund or other funds managed, advised or administered by The Dreyfus Corporation as factors in the selection of broker-dealers to execute portfolio transactions for each Fund. See "Portfolio Transactions" in the Statement of Additional Information.

          The Dreyfus Corporation may pay the Funds' distributor for shareholder services from The Dreyfus Corporation's own assets, including past profits but not including the management fee paid by the Funds. The Funds' distributor may use part or all of such payments to pay Service Agents in respect of these services.

DISTRIBUTOR--Each Fund's distributor is Premier Mutual Fund Services, Inc. (the "Distributor"), located at 60 State Street, Boston, Massachusetts 02109. The Distributor's ultimate parent is Boston Institutional Group, Inc.

TRANSFER AND DIVIDEND DISBURSING AGENT AND CUSTODIAN--Dreyfus Transfer, Inc., a wholly-owned subsidiary of The Dreyfus Corporation, P.O. Box 9671, Providence, Rhode Island 02940-9671, is each Fund's Transfer and Dividend Disbursing Agent (the "Transfer Agent"). The Bank of New York, 90 Washington Street, New York, New York 10286, is each Fund's Custodian.


                                HOW TO BUY SHARES

          Each Fund's shares may be purchased only by clients of certain financial institutions (which may include banks), securities dealers ("Selected Dealers"), and other industry professionals such as investment advisers, accountants and estate planning firms (collectively, "Service Agents") that have entered into service agreements with the Distributor. For shareholders who purchase Fund shares from the Distributor, the Distributor will act as Service Agent. Stock certificates are issued only upon your written request. No certificates are issued for fractional shares. It is not recommended that the Municipal Fund be used as a vehicle for Keogh, IRA or other qualified plans. Each Fund reserves the right to reject any purchase order.

          The minimum initial investment in each Fund is $2,500, or $1,000 if you are a client of a Service Agent which maintains an omnibus account in the relevant Fund and has made an aggregate minimum initial purchase in the Fund for its customers of $2,500. Subsequent investments must be at least $100. For the Government Money Fund and the Money Fund, however, the minimum initial investment is $750 for Dreyfus-sponsored Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs and rollover
IRAs) and 403(b)(7) Plans with only one participant and $500 for Dreyfus-sponsored Education IRAs, with no minimum for subsequent purchases. The initial investment must be accompanied by the Account Application. For full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries, directors of The Dreyfus Corporation, Board members of a fund advised by The Dreyfus Corporation, including members of each Fund's Board, or the spouse or minor child of any of the foregoing, the minimum initial investment is $1,000. For full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries who elect to have a portion of their pay directly deposited into their Fund accounts, the minimum initial investment is $50. The Government Money Fund and the Money Fund reserve the right to offer Fund shares without regard to minimum purchase requirements to employees participating in certain qualified and non-qualified employee benefit plans or other programs where contributions or account information can be transmitted in a manner and form acceptable to such Fund. Each Fund reserves the right to vary further the initial and subsequent investment minimum requirements at any time.

          You may purchase Fund shares by check or wire. Checks should be made payable to "The Dreyfus Family of Funds" or, if for Dreyfus retirement plan accounts with respect to the Government Money Fund and the Money Fund, to "The Dreyfus Trust Company, Custodian." Payments to open new accounts which are mailed should be sent to The Dreyfus Family of Funds, P.O. Box 9387, Providence, Rhode Island 02940-9387, together with your Account Application indicating that Class B shares are being purchased. For subsequent investments, your Fund account number should appear on the check and an investment slip should be enclosed and sent to The Dreyfus Family of Funds, P.O. Box 105, Newark, New Jersey 07101-0105. For Dreyfus retirement plan accounts, both initial and subsequent investments should be sent to The Dreyfus Trust Company, Custodian, P.O. Box 6427, Providence, Rhode Island 02940-6427. Neither initial nor subsequent investments should be made by third party check. Purchase orders may be delivered in person only to a Dreyfus Financial Center. THESE ORDERS WILL BE FORWARDED TO THE RELEVANT FUND AND WILL BE PROCESSED ONLY UPON RECEIPT THEREBY. For the location of the nearest Dreyfus Financial Center, please call one of the telephone numbers listed under "General Information." Other purchase procedures may be in effect for clients of certain Service Agents.

          Wire payments may be made, if your bank account is in a commercial bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York together with the applicable Fund's DDA# as shown below, for purchase of Fund shares in your name:

                  DDA # 8900052414/General Government Securities Money
                    Market Fund, Inc.
                  DDA # 8900051957/General Money Market Fund, Inc.
                     DDA # 8900052376/General Municipal Money Market Fund

The wire must include your Fund account number (for new accounts, your Taxpayer Identification Number ("TIN") should be included instead), account registration and dealer number, if applicable, and must indicate the Class of shares being purchased. If your initial purchase of Fund shares is by wire, please call 1-800- 645-6561 after completing your wire payment to obtain your Fund account number. Please include your Fund account number on the Account Application and promptly mail the Account Application to the Fund, as no redemptions will be permitted until the Account Application is received. You may obtain further information about remitting funds in this manner from your bank. All payments should be made in U.S. dollars and, to avoid fees and delays, should be drawn only on U.S. banks. A charge will be imposed if any check used for investment in your account does not clear. Each Fund makes available to certain large institutions the ability to issue purchase instructions through compatible computer facilities.

          Fund shares also may be purchased through Dreyfus- AUTOMATIC Asset Builder(R), the Government Direct Deposit Privilege or the Payroll Savings Plan described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

          Subsequent investments also may be made by electronic transfer of funds from an account maintained in a bank or other domestic financial institution that is an Automated Clearing House member. You must direct the institution to transmit immediately available funds through the Automated Clearing House to The Bank of New York with instructions to credit your Fund account. The instructions must specify your Fund account registration and your Fund account number PRECEDED BY THE DIGITS "1111."

          Service Agents may receive different levels of compensation for selling different Classes of shares. Management understands that some Service Agents may impose certain conditions on their clients which are different from those described in this Prospectus and, to the extent permitted by applicable regulatory authority, may charge their clients direct fees. You should consult your Service Agent in this regard.

          Fund shares are sold on a continuous basis at the net asset value per share next determined after an order in proper form and Federal Funds (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve Bank) are received by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund in written or telegraphic form. If you do not remit Federal Funds, your payment must be converted into Federal Funds. This usually occurs within one business day of receipt of a bank wire and within two business days of receipt of a check drawn on a member bank of the Federal Reserve System. Checks drawn on banks which are not members of the Federal Reserve System may take considerably longer to convert into Federal Funds. Prior to receipt of Federal Funds, your money will not be invested.

          Net asset value per share of each Class is computed by dividing the value of the Fund's net assets represented by such Class (i.e., the value of its assets less liabilities) by the total number of shares of such Class outstanding. See "Determination of Net Asset Value" in the Statement of Additional Information.

          Federal regulations require that you provide a certified TIN upon opening or reopening an account. See "Dividends, Distributions and Taxes" and the Account Application for further information concerning this requirement. Failure to furnish a certified TIN to a Fund could subject you to a $50 penalty imposed by the Internal Revenue Service (the "IRS").

GOVERNMENT MONEY FUND AND MONEY FUND--Each of these Funds determines its net asset value per share twice each day the New York Stock Exchange or the Transfer Agent is open for business: as of 5:00 p.m., New York time, and as of 8:00 p.m., New York time.

          If your payments are received in or converted into Federal Funds by 12:00 Noon, New York time, by the Transfer Agent on a business day, you will receive the dividend declared that day. If your payments are received in or converted into Federal Funds after 12:00 Noon, New York time, by the Transfer Agent, you will begin to accrue dividends on the following business day.

          Qualified institutions may telephone orders for purchase of Fund shares of each of these Funds. A telephone order placed with the Distributor or its designee in New York will become effective at the price determined at 5:00 p.m., New York time, and the shares purchased will receive the dividend on Fund shares declared on that day, if such order is placed with the Distributor or its designee in New York by 5:00 p.m., New York time, and Federal Funds are received by 6:00 p.m., New York time, on that day. A telephone order placed with the Distributor or its designee in New York after 5:00 p.m., New York time, but by 8:00 p.m., New York time, on a given day will become effective at the price determined at 8:00 p.m., New York time, on that day, and the shares purchased will begin to accrue dividends on the next business day, if Federal Funds are received by 11:00 a.m., New York time, on the next business day.

          The Distributor may pay dealers a fee of up to .5% of the amount invested through such dealers in each Fund's shares by employees participating in qualified or non-qualified employee benefit plans or other programs where (i) the employers or affiliated employers maintaining such plans or programs have a minimum of 250 employees eligible for participation in such plans or programs, or (ii) such plan's or program's aggregate investment in the Dreyfus Family of Funds or certain other products made available by the Distributor to such plans or programs exceeds $1,000,000 ("Eligible Benefit Plans"). Shares of funds in the Dreyfus Family of Funds then held by Eligible Benefit Plans will be aggregated to determine the fee payable. The Distributor reserves the right to cease paying these fees at any time. The Distributor will pay such fees from its own funds, other than amounts received from the Fund, including past profits or any other source available to it.

MUNICIPAL FUND--The Municipal Fund determines its net asset value per share twice each day the New York Stock Exchange or the Transfer Agent is open for business: as of 12:00 Noon, New York time, and as of 8:00 p.m., New York time.

          If your payments are received in or converted into Federal Funds by 12:00 Noon, New York time, on a business day, you will receive the dividend declared that day. If your payments are received in or converted into Federal Funds after 12:00 Noon, New York time, you will begin to accrue dividends on the following business day.

          Qualified institutions may telephone orders for purchase of shares of the Municipal Fund. A telephone order placed with the Distributor or its designee in New York will become effective at the price determined at 12:00 Noon, New York time, on a given day, and the shares purchased will receive the dividend on Fund shares declared on that day, if the telephone order is placed with the Distributor or its designee by 12:00 Noon, New York time, and Federal Funds are received by 4:00 p.m., New York time, on that day. A telephone order placed with the Distributor or its designee after 12:00 Noon, New York time, but by 8:00 p.m., New York time, on a given day will become effective at the price determined at 8:00 p.m., New York time, on that day, and the shares purchased will begin to accrue dividends on the next business day, if Federal Funds are received by 11:00 a.m., New York time, on the next business day.


                              SHAREHOLDER SERVICES

          The services and privileges described under this heading may not be available to clients of certain Service Agents and some Service Agents may impose certain conditions on their clients which are different from those described in this Prospectus. You should consult your Service Agent in this regard. In addition, use of the privileges noted below may require that the proper forms and information be filed with and processed by the Transfer Agent.

FUND EXCHANGES--Clients of certain Service Agents may purchase, in exchange for shares of a Fund, shares of certain other funds managed or administered by The Dreyfus Corporation, to the extent such shares are offered for sale in the client's state of residence. These funds have different investment objectives which may be of interest to you. If you desire to use this service, you should consult your Service Agent or call 1-800-645- 6561 to determine if it is available and whether any conditions are imposed on its use.

          To request an exchange, you or your Service Agent acting on your behalf must give exchange instructions to the Transfer Agent in writing or by telephone. Before any exchange, you must obtain and should review a copy of the current prospectus of the fund into which the exchange is being made. Prospectuses may be obtained by calling 1-800-645-6561. Except in the case of personal retirement plans, the shares being exchanged must have a current value of at least $500; furthermore, when establishing a new account by exchange, the shares being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made. The ability to issue exchange instructions by telephone is given to shareholders of each Fund automatically, unless you check the applicable "No" box on the Account Application, indicating that you specifically refuse this Privilege. The Telephone Exchange Privilege may be established for an existing account by written request signed by all shareholders on the account, by a separate signed Shareholder Services Form, available by calling 1-800-645-6561, or by oral request from any of the authorized signatories on the account by calling 1-800-645-6561. If you have established the Telephone Exchange Privilege, you may telephone exchange instructions (including over The Dreyfus Touch(R) automated telephone system) by calling 1-800-645-6561. If you are calling from overseas, call 516-794-5452. See "How to Redeem Shares--Procedures." Upon an exchange into a new account, the following shareholder services and privileges, as applicable and where available, will be automatically carried over to the fund into which the exchange is made: Telephone Exchange Privilege, Check Redemption Privilege, Wire Redemption Privilege, Telephone Redemption Privilege, and the dividend/capital gain distribution option (except for Dividend Sweep) selected by the investor.

          Shares will be exchanged at the next determined net asset value; however, a sales load may be charged with respect to exchanges into funds sold with a sales load. If you are exchanging into a fund that charges a sales load, you may qualify for share prices which do not include the sales load or which reflect a reduced sales load, if the shares you are exchanging were: (a) purchased with a sales load, (b) acquired by a previous exchange from shares purchased with a sales load, or (c) acquired through reinvestment of dividends or distributions paid with respect to the foregoing categories of shares. To qualify, at the time of the exchange you must notify the Transfer Agent or your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your holdings through a check of appropriate records. See "Shareholder Services" in the Statement of Additional Information. No fees currently are charged shareholders directly in connection with exchanges, although each Fund reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal administrative fee in accordance with rules promulgated by the Securities and Exchange Commission. Each Fund reserves the right to reject any exchange request in whole or in part. The availability of Fund Exchanges may be modified or terminated at any time upon notice to shareholders. See "Dividends, Distributions and Taxes."

DREYFUS AUTO-EXCHANGE PRIVILEGE--Dreyfus Auto-Exchange Privilege enables you to invest regularly (on a semi-monthly, monthly, quarterly or annual basis), in exchange for shares of a Fund, in shares of certain other funds in the Dreyfus Family of Funds of which you are a shareholder. The amount you designate, which can be expressed either in terms of a specific dollar or share amount ($100 minimum), will be exchanged automatically on the first and/or fifteenth of the month according to the schedule you have selected. Shares will be exchanged at the then-current net asset value; however, a sales load may be charged with respect to exchanges into funds sold with a sales load. See "Shareholder Services" in the Statement of Additional Information. The right to exercise this Privilege may be modified or canceled by the Fund or the Transfer Agent. You may modify or cancel your exercise of this Privilege at any time by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. Each Fund may charge a service fee for the use of this Privilege. No such fee currently is contemplated. For more information concerning this Privilege and the funds in the Dreyfus Family of Funds eligible to participate in this Privilege, or to obtain an Auto-Exchange Authorization Form, please call toll free 1-800-645-6561. See "Dividends, Distributions and Taxes."

DREYFUS-AUTOMATIC ASSET BUILDER(R)--Dreyfus-AUTOMATIC Asset Builder permits you to purchase Fund shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Fund shares are purchased by transferring funds from the bank account designated by you. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. To establish a Dreyfus- AUTOMATIC Asset Builder account, you must file an authorization form with the Transfer Agent. You may obtain the necessary authorization form from your Service Agent or by calling 1-800- 645-6561. You may cancel your participation in this Privilege or change the amount of your purchase at any time by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671, or, if for Dreyfus retirement plan accounts, to The Dreyfus Trust Company, Custodian, P.O. Box 6427, Providence, Rhode Island 02940-6427, and the notification will be effective three business days following receipt. Each Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

GOVERNMENT DIRECT DEPOSIT PRIVILEGE--The Government Direct Deposit Privilege enables you to purchase Fund shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans', military or other payments from the Federal government, automatically deposited into your Fund account. You may deposit as much of such payments as you elect. To enroll in Government Direct Deposit, you must file with the Transfer Agent a completed Direct Deposit Sign-Up Form for each type of payment that you desire to include in this Privilege. The appropriate form may be obtained from your Service Agent or by calling 1-800-645-6561. Death or legal incapacity will terminate your participation in this Privilege. You may elect at any time to terminate your participation by notifying in writing the appropriate Federal agency. Further, a Fund may terminate your participation upon 30 days' notice to you.

PAYROLL SAVINGS PLAN--The Payroll Savings Plan permits you to purchase Fund shares (minimum of $100 per transaction) automatically on a regular basis. Depending upon your employer's direct deposit program, you may have part or all of your paycheck transferred to your existing Dreyfus account electronically through the Automated Clearing House system at each pay period. To establish a Payroll Savings Plan account, you must file an authorization form with your employer's payroll department. Your employer must complete the reverse side of the form and return it to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. You may obtain the necessary authorization form by calling 1-800-645-6561. You may change the amount of purchase or cancel the authorization only by written notification to your employer. It is the sole responsibility of your employer, not the Distributor, The Dreyfus Corporation, the Fund, the Transfer Agent or any other person, to arrange for transactions under the Payroll Savings Plan. Each Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

DIVIDEND OPTIONS--Dividend Sweep enables you to invest automatically dividends or dividends and capital gain distributions, if any, paid by a Fund in shares of another fund in the Dreyfus Family of Funds of which you are a shareholder. Shares of the other fund will be purchased at the then-current net asset value; however, a sales load may be charged with respect to investments in shares of a fund sold with a sales load. If you are investing in a fund that charges a sales load, you may qualify for share prices which do not include the sales load or which reflect a reduced sales load. If you are investing in a fund that charges a contingent deferred sales charge, the shares purchased will be subject to the contingent deferred sales charge, if any, applicable to the purchased shares. See "Shareholder Services" in the Statement of Additional Information. Dividend ACH permits you to transfer electronically dividends or dividends and capital gain distributions, if any, from a Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. Banks may charge a fee for this service.

          For more information concerning these privileges or to request a Dividend Options Form, please call toll free 1-800-645- 6561. You may cancel these privileges by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. To select a new fund after cancellation, you must submit a new Dividend Options Form. Enrollment in or cancellation of these privileges is effective three business days following receipt. These privileges are available only for existing accounts and may not be used to open new accounts. Minimum subsequent investments do not apply for Dividend Sweep. Each Fund may modify or terminate these privileges at any time or charge a service fee. No such fee currently is contemplated. Shares held under Keogh Plans or IRAs are not eligible for Dividend Sweep.

QUARTERLY DISTRIBUTION PLAN--The Quarterly Distribution Plan permits you to receive quarterly payments from a Fund consisting of proceeds from the redemption of shares purchased for your account through the automatic reinvestment of dividends declared on your account during the preceding calendar quarter. You may open a Quarterly Distribution Plan by submitting a request to the Transfer Agent. The Quarterly Distribution Plan may be ended at any time by you, the Fund or the Transfer Agent. Shares for which certificates have been issued must be presented before redemption under the Quarterly Distribution Plan.

AUTOMATIC WITHDRAWAL PLAN--The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if you have a $5,000 minimum account. An Automatic Withdrawal Plan may be established by filing an Automatic Withdrawal Plan application with the Transfer Agent or by oral request from any of the authorized signatories on the account by calling 1-800-645-6561. The Automatic Withdrawal Plan may be ended at any time by you, the Fund or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.

RETIREMENT PLANS (GOVERNMENT MONEY FUND AND MONEY FUND ONLY)-- Each of these Funds offers a variety of pension and profit-sharing plans, including Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs, rollover IRAs and Education IRAs), 401(k) Salary Reduction Plans and 403(b)(7) Plans. Plan support services also are available. You can obtain details on the various plans by calling the following numbers toll free: for Keogh Plans, please call 1-800- 358-5566; for IRAs (except SEP-IRAs), please call 1-800-645-6561; or for SEP-IRAs, 401(k) Salary Reduction Plans and 403(b)(7) Plans, please call 1-800-322-7880.

                              HOW TO REDEEM SHARES
GENERAL

          You may request redemption of your shares at any time.
Redemption requests should be transmitted to the Transfer Agent as described below. When a request is received in proper form by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund, your Fund will redeem the shares at the next determined net asset value.

          None of the Funds imposes a charge when shares are redeemed. Service Agents may charge their clients a fee for effecting redemptions of Fund shares. Any certificates representing Fund shares being redeemed must be submitted with the redemption request. The value of the shares redeemed may be more or less than their original cost, depending upon the respective Fund's then-current net asset value.

          Each Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the Securities and Exchange Commission. HOWEVER, IF YOU HAVE PURCHASED FUND SHARES BY CHECK OR THROUGH DREYFUS-AUTOMATIC ASSET BUILDER(R) AND SUBSEQUENTLY SUBMIT A WRITTEN REDEMPTION REQUEST TO THE TRANSFER AGENT, YOUR REDEMPTION WILL BE EFFECTIVE AND THE REDEMPTION PROCEEDS WILL BE TRANSMITTED TO YOU PROMPTLY UPON BANK CLEARANCE OF YOUR PURCHASE CHECK OR DREYFUS-AUTOMATIC ASSET BUILDER ORDER, WHICH MAY TAKE UP TO EIGHT BUSINESS DAYS OR MORE. IN ADDITION, EACH FUND WILL NOT HONOR REDEMPTION CHECKS UNDER THE CHECK REDEMPTION PRIVILEGE, AND WILL REJECT REQUESTS TO REDEEM SHARES BY WIRE OR TELEPHONE, FOR A PERIOD OF EIGHT BUSINESS DAYS AFTER RECEIPT BY THE TRANSFER AGENT OF THE PURCHASE CHECK OR THE DREYFUS-AUTOMATIC ASSET BUILDER ORDER AGAINST WHICH SUCH REDEMPTION IS REQUESTED. THESE PROCEDURES WILL NOT APPLY IF YOUR SHARES WERE PURCHASED BY WIRE PAYMENT, OR IF YOU OTHERWISE HAVE A SUFFICIENT COLLECTED BALANCE IN YOUR ACCOUNT TO COVER THE REDEMPTION REQUEST. PRIOR TO THE TIME ANY REDEMPTION IS EFFECTIVE, DIVIDENDS ON SUCH SHARES WILL ACCRUE AND BE PAYABLE, AND YOU WILL BE ENTITLED TO EXERCISE ALL OTHER RIGHTS OF BENEFICIAL OWNERSHIP. Fund shares will not be redeemed until the Transfer Agent has received your Account Application.

          Each Fund reserves the right to redeem your account at its option upon not less than 45 days' written notice if your account's net asset value is $500 or less and remains so during the notice period.


PROCEDURES

          You may redeem Fund shares by using the regular redemption procedure through the Transfer Agent, or through the Check Redemption Privilege or Telephone Redemption Privilege, which are granted automatically unless you specifically refuse them by checking the applicable "No" box on the Account Application. The Check Redemption Privilege and Telephone Redemption Privilege may be established for an existing account by a separate signed Shareholder Services Form, or, with respect to the Telephone Redemption Privilege, by oral request from any of the authorized signatories on the account by calling 1-800-645-6561. You also may redeem shares through the Wire Redemption Privilege, if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. If you are a client of a Selected Dealer, you may redeem Fund shares through the Selected Dealer. Other redemption procedures may be in effect for clients of certain Service Agents. Each Fund makes available to certain large institutions the ability to issue redemption instructions through compatible computer facilities. Each Fund reserves the right to refuse any request made by wire or telephone, including requests made shortly after a change of address, and may limit the amount involved or the number of such requests. Each Fund may modify or terminate any redemption privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated. Shares held under Keogh Plans, IRAs or other retirement plans, and shares for which certificates have been issued, are not eligible for the Check Redemption, Wire Redemption or Telephone Redemption Privilege.

          The Telephone Redemption Privilege or Telephone Exchange Privilege authorizes the Transfer Agent to act on telephone instructions (including over The Dreyfus Touch(R) automated telephone system) from any person representing himself or herself to be you, or a representative of your Service Agent, and reasonably believed by the Transfer Agent to be genuine. Each Fund will require the Transfer Agent to employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions are genuine and, if it does not follow such procedures, the Fund or the Transfer Agent may be liable for any losses due to unauthorized or fraudulent instructions. Neither a Fund nor the Transfer Agent will be liable for following telephone instructions reasonably believed to be genuine.

          During times of drastic economic or market conditions, you may experience difficulty in contacting the Transfer Agent by telephone to request a redemption or exchange of Fund shares. In such cases, you should consider using the other redemption procedures described herein. Use of these other redemption procedures may result in your redemption request being processed at a later time than it would have been if telephone redemption had been used.

REGULAR REDEMPTION--Under the regular redemption procedure, you may redeem shares by written request mailed to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671, or, if for Dreyfus retirement plan accounts, to The Dreyfus Trust Company, Custodian, P.O. Box 6427, Providence, Rhode Island 02940-6427. Redemption requests may be delivered in person only to a Dreyfus Financial Center. For the location of the nearest Dreyfus Financial Center, please call one of the telephone numbers listed under "General Information." THESE REQUESTS WILL BE FORWARDED TO THE FUND AND WILL BE PROCESSED ONLY UPON RECEIPT THEREBY. Redemption requests must be signed by each shareholder, including each owner of a joint account, and each signature must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP"), and the Stock Exchanges Medallion Program. If you have questions with respect to signature-guarantees, please call one of the telephone numbers listed under "General Information."

          Redemption proceeds of at least $1,000 will be wired to any member bank of the Federal Reserve System in accordance with a written signature-guaranteed request.

CHECK REDEMPTION PRIVILEGE--You may write Redemption Checks drawn on your Fund account. Redemption Checks may be made payable to the order of any person in the amount of $500 or more. Redemption Checks should not be used to close your account. Redemption Checks are free, but the Transfer Agent will impose a fee for stopping payment of a Redemption Check upon your request or if the Transfer Agent cannot honor a Redemption Check due to insufficient funds or other valid reason. You should date your Redemption Checks with the current date when you write them. Please do not postdate your Redemption Checks. If you do, the Transfer Agent will honor, upon presentment, even if presented before the date of the check, all postdated Redemption Checks which are dated within six months of presentment for payment, if they are otherwise in good order. If you hold shares in a Dreyfus-sponsored IRA account, you may be permitted to make withdrawals from your IRA account using checks furnished to you by The Dreyfus Trust Company. The Check Redemption Privilege is granted automatically unless you refuse it.

WIRE REDEMPTION PRIVILEGE--You may request by wire, telephone or letter that redemption proceeds (minimum $1,000) be wired to your account at a bank which is a member of the Federal Reserve System, or a correspondent bank if your bank is not a member. Holders of jointly registered Fund or bank accounts may have redemption proceeds of not more than $250,000 wired within any 30-day period. You may telephone redemption requests by calling 1-800-645-6561 or, if you are calling from overseas, call 516- 794-5452. The Statement of Additional Information sets forth instructions for transmitting redemption requests by wire.

TELEPHONE REDEMPTION PRIVILEGE--You may request by telephone that redemption proceeds (maximum $150,000 per day) be paid by check and mailed to your address. You may telephone redemption instructions by calling 1-800-645-6561 or, if you are calling from overseas, call 516-794-5452. The Telephone Redemption Privilege is granted automatically unless you refuse it.

REDEMPTION THROUGH A SELECTED DEALER--If you are a customer of a Selected Dealer, you may make redemption requests to your Selected Dealer. If the Selected Dealer transmits the redemption request so that it is received by the Transfer Agent or its designee by 12:00 Noon, New York time, with respect to the Municipal Fund, or 5:00 p.m., New York time, with respect to the Government Money Fund and the Money Fund on a business day, the proceeds of the redemption ordinarily will be transmitted in Federal Funds on the same day and the shares will not receive the dividend declared on that day. If a redemption request is received after such time, but by 8:00 p.m., New York time, the redemption request will be effective on that day, the shares will receive the dividend declared on that day and the proceeds of redemption ordinarily will be transmitted in Federal Funds on the next business day. If a redemption request is received after 8:00 p.m., New York time, the redemption request will be effective on the next business day. It is the responsibility of the Selected Dealer to transmit a request so that it is received in a timely manner. The proceeds of the redemption are credited to your account with the Selected Dealer. See "How to Buy Shares" for a discussion of additional conditions or fees that may be imposed upon redemption.


                                DISTRIBUTION PLAN

          Class B shares of each Fund are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act. Under each Distribution Plan, the Fund directly bears the costs of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Distribution Plan. In addition, each Fund reimburses the Distributor for payments made to third parties for distributing (within the meaning of Rule 12b-1) Class B shares at an aggregate annual rate of up to .20 of 1% of the value of the Fund's average daily net assets attributable to Class B.


                            SHAREHOLDER SERVICES PLAN

          Each Fund has adopted a Shareholder Services Plan with respect to Class B pursuant to which the Fund pays the Distributor for the provision of certain services to the holders of Class B shares a fee at the annual rate of
 .25 of 1% of the value of the Fund's average daily net assets attributable to Class B. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. Under each Fund's Shareholder Services Plan, the Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

                       DIVIDENDS, DISTRIBUTIONS AND TAXES

         Each Fund ordinarily declares dividends from its net investment income on each day the New York Stock Exchange or, for the Government Money Fund and the Money Fund only, the Transfer Agent is open for business. The Fund's earnings for Saturdays, Sundays and holidays are declared as dividends on the preceding business day. Dividends usually are paid on the last calendar day of each month and automatically are reinvested in additional shares at net asset value or, at your option, paid in cash. If you redeem all shares in your account at any time during the month, all dividends to which you are entitled will be paid to you along with the proceeds of the redemption. If you are an omnibus accountholder and indicate in a partial redemption request that a portion of any accrued dividends to which such account is entitled belongs to an underlying accountholder who has redeemed all shares in his or her account, such portion of the accrued dividends will be paid to you along with the proceeds of the redemption. Distributions from net realized securities gains, if any, generally are declared and paid once a year, but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. No Fund will make distributions from net realized securities gains unless capital loss carryovers, if any, have been utilized or have expired. You may choose whether to receive distributions in cash or to reinvest in additional shares at net asset value. If you elect to receive dividends and distributions in cash, and your dividend or distribution check is returned to the Fund as undeliverable or remains uncashed for six months, the Fund reserves the right to reinvest such dividends or distributions and all future dividends and distributions payable to you in additional Fund shares at net asset value. No interest will accrue on amounts represented by uncashed distribution or redemption checks. All expenses are accrued daily and deducted before declaration of dividends to investors. Dividends paid by each Class will be calculated at the same time and in the same manner and will be of the same amount, except that the expenses attributable solely to a Class will be borne exclusively by such Class.

          Dividends paid by the Municipal Fund derived from Taxable Investments, and dividends paid by each other Fund derived from interest, together with distributions from any net realized short-term securities gains and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds, are subject to Federal income tax as ordinary income, whether received in cash or reinvested in additional Fund shares. Distributions from net realized long-term securities gains, if any, will be taxable as long-term capital gains for Federal income tax purposes if you are a citizen or resident of the United States. The Code provides that an individual generally will be taxed on his or her net capital gain at a maximum rate of 28% with respect to capital gain from securities held for more than one year but not more than 18 months and at a maximum rate of 20% with respect to capital gain from securities held for more than 18 months. Under the Code, interest on indebtedness incurred or continued to purchase or carry Fund shares which is deemed to relate to exempt-interest dividends is not deductible.

          Except for dividends from Taxable Investments, it is anticipated that substantially all dividends paid by the Municipal Fund will not be subject to Federal income tax. Although all or a substantial portion of the dividends paid by the Municipal Fund may be excluded by shareholders from their gross income for Federal income tax purposes, the Municipal Fund may purchase specified private activity bonds, the interest from which may be (i) a preference item for purposes of the alternative minimum tax, or (ii) a factor in determining the extent to which a shareholder's Social Security benefits are taxable. If the Municipal Fund purchases such securities, the portion of the Fund's dividends related thereto will not necessarily be tax exempt to an investor who is subject to the alternative minimum tax and/or tax on Social Security benefits and may cause an investor to be subject to such taxes.

          Dividends and distributions attributable to interest from direct obligations of the United States and paid by the Government Money Fund and the Money Fund to individuals currently are not subject to tax in most states. Dividends and distributions attributable to interest from other securities in which the Government Money Fund and the Money Fund may invest may be subject to state tax. Each of these Funds intends to provide shareholders with a statement which sets forth the percentage of dividends and distributions paid by the Fund that is attributable to interest income from direct obligations of the United States.

          Taxable dividends derived from net investment income, together with distributions from net realized short-term securities gains and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds, paid by a Fund to a foreign investor generally are subject to U.S. nonresident withholding taxes at the rate of 30%, unless the foreign investor claims the benefit of a lower rate specified in a tax treaty. Distributions from net realized long-term securities gains paid by a Fund to a foreign investor generally will not be subject to U.S. nonresident withholding tax. However, such distributions may be subject to backup withholding, as described below, unless the foreign investor certifies his non-U.S. residency status.

          Notice as to the tax status of your dividends and distributions will be mailed to you annually. You also will receive periodic summaries of your account which will include information as to dividends and distributions from securities gains, if any, paid during the year. For the Municipal Fund, these statements will set forth the dollar amount of income exempt from Federal tax and the dollar amount, if any, subject to such tax. These dollar amounts will vary depending upon the size and length of time of the investor's investment in the Fund. If the Municipal Fund pays dividends derived from taxable income, it intends to designate as taxable the same percentage of the day's dividend as the actual taxable income earned on that day bears to total income earned on that day. Thus, the percentage of the dividend designated as taxable, if any, may vary from day to day.

          The exchange of shares of one fund for shares of another is treated for Federal income tax purposes as a sale of the shares given in exchange by the shareholder and, therefore, an exchanging shareholder may realize a taxable gain or loss.

          Federal regulations generally require each Fund to withhold ("backup withholding") and remit to the U.S. Treasury 31% of dividends and distributions from net realized securities gains of the Fund paid to a shareholder if such shareholder fails to certify either that the TIN furnished in connection with opening an account is correct, or that such shareholder has not received notice from the IRS of being subject to backup withholding as a result of a failure to properly report taxable dividend or interest income on a Federal income tax return. Furthermore, the IRS may notify a Fund to institute backup withholding if the IRS determines a shareholder's TIN is incorrect or if a shareholder has failed to properly report taxable dividend and interest income on a Federal income tax return.

          A TIN is either the Social Security number, IRS individual taxpayer identification number, or employer identification number of the record owner of the account. Any tax withheld as a result of backup withholding does not constitute an additional tax imposed on the record owner of the account, and may be claimed as a credit on the record owner's Federal income tax return.

          Management believes that each Fund has qualified for the fiscal year ended November 30, 1997 as a "regulated investment company" under the Code. Each Fund intends to continue to so qualify if such qualification is in the best interests of its shareholders. Qualification as a regulated investment company relieves the Fund of any liability for Federal income tax to the extent its earnings are distributed in accordance with applicable provisions of the Code. Each Fund is subject to a non-deductible 4% excise tax, measured with respect to certain undistributed amounts of taxable investment income and capital gains.

          You should consult your tax adviser regarding specific questions as to Federal, state and local taxes.


                               GENERAL INFORMATION

          The Municipal Fund is a series of General Municipal Money Market Funds, Inc. (the "Company"), an open-end, management investment company. Each other Fund is a separate open-end, management investment company. The Government Money Fund, the Company and the Money Fund were incorporated under Maryland law on April 8, 1982, April 8, 1982 and May 15, 1981, respectively, and commenced operations on February 7, 1983, December 21, 1983 and February 8, 1982, respectively. Before , 1998, the Company's name was General Municipal Money Market Fund, Inc. and, before October 6, 1990, its name was General Tax Exempt Money Market Fund, Inc. The Government Money Fund, the Money Fund and the Company are authorized to issue 16 billion shares (15 billion Class A and 1 billion Class B), 25 billion shares (15 billion Class A and 10 billion Class B), and 20 billion shares (15 billion Class A and 1 billion Class B allocated to the National Municipal Fund), respectively, par value $.01 per share.

          Each Fund's shares are classified into two classes-- Class A and Class
B. Each share has one vote and shareholders will vote in the aggregate and not by class except as otherwise required by law.

          Unless otherwise required by the 1940 Act, ordinarily it will not be necessary for any Fund to hold annual meetings of shareholders. As a result, Fund shareholders may not consider each year the election of Board members or the appointment of auditors. However, the holders of at least 10% of a Fund's shares outstanding and entitled to vote may require such Fund to hold a special meeting of shareholders for purposes of removing a Board member from office. Fund shareholders may remove a Board member by the affirmative vote of a majority of the Fund's outstanding voting shares. In addition, a Fund's Board will call a special meeting of shareholders for the purpose of electing Board members if, at any time, less than a majority of the Board members then holding office have been elected by shareholders.

          The Transfer Agent maintains a record of your ownership and sends confirmations and statements of account.

          Shareholder inquiries may be made to your Service Agent or by writing to a Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or by calling toll free 1-800- 242-8671. In New York City, call 1-718-895-1396; outside the U.S., call 516-794-5452.

          Although each Fund is offering only its own shares, it is possible that a Fund might become liable for any misstatement in this Prospectus about any other Fund. Each Fund's Board has considered this factor in approving the use of this combined Prospectus.

GENERAL MUNICIPAL MONEY MARKET FUNDS, INC.--The Company is a series fund, which is a mutual fund divided into separate portfolios, each of which is treated as a separate entity for certain matters under the 1940 Act and for other purposes. A shareholder of one portfolio is not deemed to be a shareholder of any other portfolio. To date, the Company's Board has authorized the creation of two series of shares. By this Prospectus, shares of the Municipal Fund only are being offered. All consideration received by the Company for shares of one of the portfolios and all assets in which such consideration is invested will belong to that portfolio (subject only to the rights of creditors of the Company) and will be subject to the liabilities related thereto. The income attributable to, and the expenses of, one portfolio are treated separately from those of the other portfolio. Expenses attributable to a portfolio are charged against the assets of that portfolio; other expenses of the Company are allocated among the Company's portfolios on the basis determined by the Company's Board, including, but not limited to, proportionately in relation to the net assets of each portfolio. The Company has the ability to create, from time to time, new series without shareholder approval.

                                    APPENDIX

INVESTMENT TECHNIQUES

BORROWING MONEY--Each Fund may borrow money from banks for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of its total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the value of a Fund's total assets, the Fund will not make any additional investments.

FORWARD COMMITMENTS (MUNICIPAL FUND)--The Municipal Fund may purchase Municipal Obligations and other securities on a forward commitment or when-issued basis, which means that delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable on a forward commitment or when-issued security are fixed when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund will commit to purchase such securities only with the intention of actually acquiring the securities, but the Fund may sell these securities before the settlement date if it is deemed advisable. The Fund will set aside in a segregated account permissible liquid assets at least equal at all times to the amount of the commitments.


CERTAIN PORTFOLIO SECURITIES

U.S. GOVERNMENT SECURITIES (GOVERNMENT MONEY FUND AND MONEY FUND)--Each of these Funds may invest in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, which include U.S. Treasury securities that differ in their interest rates, maturities and times of issuance. Some obligations issued or guaranteed by U.S. Government agencies and instrumentalities are supported by the full faith and credit of the U.S. Treasury; others by the right of the issuer to borrow from the Treasury; others by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and others only by the credit of the agency or instrumentality. These securities bear fixed, floating or variable rates of interest. Interest may fluctuate based on generally recognized reference rates or the relationship of rates. While the U.S. Government currently provides financial support to such U.S. Government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so, since it is not so obligated by law.

REPURCHASE AGREEMENTS (GOVERNMENT MONEY FUND AND MONEY FUND)-- Each of these Funds may enter into repurchase agreements with certain banks or non-bank dealers. In a repurchase agreement, the Fund buys, and the seller agrees to repurchase, a security at a mutually agreed upon time and price (usually within seven days). The repurchase agreement thereby determines the yield during the purchaser's holding period, while the seller's obligation to repurchase is secured by the value of the underlying security. Repurchase agreements could involve risks in the event of a default or insolvency of the other party to the agreement, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities.

BANK OBLIGATIONS (MONEY FUND)--The Fund may purchase certificates of deposit, time deposits, bankers' acceptances and other short-term obligations issued by domestic banks, foreign subsidiaries or foreign branches of domestic banks, domestic and foreign branches of foreign banks, and thrift institutions, savings and loan associations and other banking institutions. With respect to such securities issued by foreign subsidiaries or foreign branches of domestic banks, and domestic and foreign branches of foreign banks, the Fund may be subject to additional investment risks that are different in some respects from those incurred by a fund which invests only in debt obligations of U.S. domestic issuers. See "Description of the Funds--Investment Considerations and Risks--Foreign Securities."

          Certificates of deposit are negotiable certificates evidencing the obligation of a bank to repay funds deposited with it for a specified period of time.

          Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time (in no event longer than seven days) at a stated interest rate. Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and the drawer to pay the face amount of the instrument upon maturity. The other short-term obligations may include uninsured, direct obligations bearing fixed, floating or variable interest rates.

COMMERCIAL PAPER (MONEY FUND)--The Fund may purchase commercial paper consisting of short-term, unsecured promissory notes issued to finance short-term credit needs. The commercial paper purchased by the Fund will consist only of direct obligations issued by domestic and foreign entities. The other corporate obligations in which the Fund may invest consist of high quality, U.S. dollar denominated short-term bonds and notes (including variable amount master demand notes) issued by domestic and foreign corporations, including banks.

FLOATING AND VARIABLE RATE OBLIGATIONS (MONEY FUND)--The Fund may purchase floating and variable rate demand notes and bonds, which are obligations ordinarily having stated maturities in excess of 13 months, but which permit the holder to demand payment of principal at any time, or at specified intervals not exceeding 13 months, in each case upon not more than 30 days' notice. Variable rate demand notes include master demand notes which are obligations that permit the Fund to invest fluctuating amounts, at varying rates of interest, pursuant to direct arrangements between the Fund, as lender, and the borrower. These obligations permit daily changes in the amounts borrowed. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value, plus accrued interest. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand.

PARTICIPATION INTERESTS (MONEY FUND)--The Fund may purchase from financial institutions participation interests in securities in which the Fund may invest. A participation interest gives the Fund an undivided interest in the security in the proportion that the Fund's participation interest bears to the total principal amount of the security. These instruments may have fixed, floating or variable rates of interest, with remaining maturities of 13 months or less. If the participation interest is unrated, or has been given a rating below that which is permissible for purchase by the Fund, the participation interest will be backed by an irrevocable letter of credit or guarantee of a bank, or the payment obligation otherwise will be collateralized by U.S. Government securities, or, in the case of unrated participation interests, The Dreyfus Corporation must have determined that the instrument is of comparable quality to those instruments in which the Fund may invest.

ASSET-BACKED SECURITIES (MONEY FUND)--The Fund may purchase asset-backed securities, which are securities issued by special purpose entities whose primary assets consist of a pool of mortgages, loans, receivables or other assets. Payment of principal and interest may depend largely on the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other forms of credit or liquidity enhancements. The value of these asset-backed securities also may be affected by the creditworthiness of the servicing agent for the pool of assets, the originator of the loans or receivables or the financial institution providing the credit support.

MUNICIPAL OBLIGATIONS (MUNICIPAL FUND)--The Municipal Fund purchases Municipal Obligations. Municipal Obligations generally include debt obligations issued to obtain funds for various public purposes as well as certain industrial development bonds issued by or on behalf of public authorities. Municipal Obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. Tax exempt industrial development bonds, in most cases, are revenue bonds that generally do not carry the pledge of the credit of the issuing municipality, but generally are guaranteed by the corporate entity on whose behalf they are issued. Notes are short-term instruments which are obligations of the issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal Obligations include municipal lease/purchase agreements which are similar to installment purchase contracts for property or equipment issued by municipalities.

CERTAIN TAX EXEMPT OBLIGATIONS (MUNICIPAL FUND)--The Municipal Fund may purchase floating and variable rate demand notes and bonds, which are tax exempt obligations ordinarily having stated maturities in excess of 13 months, but which permit the holder to demand payment of principal at any time or at specified intervals not exceeding 13 months, in each case upon not more than 30 days' notice. Variable rate demand notes include master demand notes which are obligations that permit the Fund to invest fluctuating amounts, at varying rates of interest, pursuant to direct arrangements between the Fund, as lender, and the borrower. These obligations permit daily changes in the amount borrowed. Frequently, such obligations are secured by letters of credit or other credit support arrangements provided by banks. Changes in the credit quality of banks and other financial institutions that provide such credit or liquidity enhancements to the Fund's portfolio securities could cause losses to the Fund and affect its share price. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value plus accrued interest. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. Each obligation purchased by the Fund will meet the quality criteria established for the purchase of Municipal Obligations.

TAX EXEMPT PARTICIPATION INTERESTS (MUNICIPAL FUND)--The Municipal Fund may purchase from financial institutions participation interests in Municipal Obligations (such as industrial development bonds and municipal lease/purchase agreements). A participation interest gives the Fund an undivided interest in the Municipal Obligation in the proportion that the Fund's participation interest bears to the total principal amount of the Municipal Obligation. These instruments may have fixed, floating or variable rates of interest, with remaining maturities of 13 months or less. If the participation interest is unrated or has been given a rating below that which otherwise is permissible for purchase by the Fund, it will be backed by an irrevocable letter of credit or guarantee of a bank that the Fund's Board has determined meets prescribed quality standards for banks, or the payment obligation otherwise will be collateralized by U.S. Government securities. For certain participation interests, the Fund will have the right to demand payment, on not more than seven days' notice, for all or any part of the Fund's participation interest in the Municipal Obligation, plus accrued interest. As to these instruments, the Fund intends to exercise its right to demand payment only upon a default under the terms of the Municipal Obligation, as needed to provide liquidity to meet redemptions, or to maintain or improve the quality of its investment portfolio.

TENDER OPTION BONDS (MUNICIPAL FUND)--The Municipal Fund may purchase tender option bonds. A tender option bond is a Municipal Obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the Municipal Obligation's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate. The Dreyfus Corporation, on behalf of the Fund, will consider on an ongoing basis the creditworthiness of the issuer of the underlying Municipal Obligation, of any custodian and of the third party provider of the tender option. In certain instances and for certain tender option bonds, the option may be terminable in the event of a default in payment of principal or interest on the underlying Municipal Obligations and for other reasons.

STAND-BY COMMITMENTS (MUNICIPAL FUND)--The Municipal Fund may acquire "stand-by commitments" with respect to Municipal Obligations held in its portfolio. Under a stand-by commitment, the Fund obligates a broker, dealer or bank to repurchase, at the Fund's option, specified securities at a specified price and, in this respect, stand-by commitments are comparable to put options. The exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. The Fund will acquire stand-by commitments solely to facilitate portfolio liquidity and does not intend to exercise its rights thereunder for trading purposes. The Fund may pay for stand-by commitments if such action is deemed necessary, thus increasing to a degree the cost of the underlying Municipal Obligation and similarly decreasing such security's yield to investors. Gains realized in connection with stand-by commitments will be taxable.

TAXABLE INVESTMENTS (MUNICIPAL FUND)--From time to time, on a temporary basis other than for temporary defensive purposes (but not to exceed 20% of the value of the Fund's net assets) or for temporary defensive purposes, the Municipal Fund may invest in taxable short-term investments ("Taxable Investments") consisting of: notes of issuers having, at the time of purchase, a quality rating within the two highest grades of Moody's, S&P or Fitch; obligations of the U.S. Government, its agencies or instrumentalities; commercial paper rated not lower than P-2 by Moody's, A-2 by S&P or F-2 by Fitch; certificates of deposit of U.S. domestic banks, including foreign branches of domestic banks, with assets of one billion dollars or more; time deposits; bankers' acceptances and other short-term bank obligations; and repurchase agreements in respect of any of the foregoing. Dividends paid by the Fund that are attributable to income earned by the Fund from Taxable Investments will be taxable to investors. See "Dividends, Distributions and Taxes." Except for temporary defensive purposes, at no time will more than 20% of the value of the Fund's net assets be invested in Taxable Investments. If the Fund purchases Taxable Investments, it will value them using the amortized cost method and comply with the provisions of Rule 2a-7 relating to purchases of taxable instruments. Under normal market conditions, the Fund anticipates that not more than 5% of the value of its total assets will be invested in any one category of Taxable Investments. Taxable Investments are more fully described in the Statement of Additional Information to which reference hereby is made.

ILLIQUID SECURITIES--Each Fund may invest up to 10% of the value of its net assets in securities as to which a liquid trading market does not exist, provided such investments are consistent with the Fund's investment objective. Such securities may include securities that are not readily marketable, such as certain securities that are subject to legal or contractual restrictions on resale, and repurchase agreements providing for settlement in more than seven days after notice. As to these securities, the Fund is subject to a risk that should the Fund desire to sell them when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Fund's net assets could be adversely affected.

          NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND IN THE FUND'S OFFICIAL SALES LITERATURE IN CONNECTION WITH THE OFFER OF THE FUND'S SHARES, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY STATE IN WHICH, OR TO ANY PERSON TO WHOM, SUCH OFFERING MAY NOT LAWFULLY BE MADE.

General Government Securities Money Market Fund, Inc.
General Money Market Fund, Inc.
General Municipal Money Market Fund


Combined Prospectus

[LION LOGO]

CLASS B SHARES

(C)1998 Dreyfus Service Corporation

              GENERAL GOVERNMENT SECURITIES MONEY MARKET FUND, INC.
                         GENERAL MONEY MARKET FUND, INC.
                 GENERAL CALIFORNIA MUNICIPAL MONEY MARKET FUND
                  GENERAL MINNESOTA MUNICIPAL MONEY MARKET FUND
                       GENERAL MUNICIPAL MONEY MARKET FUND
                  GENERAL NEW YORK MUNICIPAL MONEY MARKET FUND
                                 COMBINED PART B
                      (STATEMENT OF ADDITIONAL INFORMATION)
                            ___________________, 1998
                           CLASS A AND CLASS B SHARES

          This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the current combined Prospectus for Class A or Class B shares of General Government Securities Money Market Fund, Inc. (the "Government Money Fund"), General Money Market Fund, Inc. (the "Money Fund"), General California Municipal Money Market Fund (the "California Municipal Fund"), General Minnesota Municipal Money Market Fund (the "Minnesota Municipal Fund"), General Municipal Money Market Fund (the "National Municipal Fund") and General New York Municipal Money Market Fund (the "New York Municipal Fund") (each, a "Fund" and collectively, the "Funds"), dated ___________, 1998, as it may be revised from time to time. To obtain a copy of the Prospectus for Class A or Class B shares of a Fund, please write to a Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or call the following numbers:

                          Call Toll Free 1-800-645-6561
                     In New York City -- Call 1-718-895-1396
                      Outside the U.S. -- Call 516-794-5452

          The Dreyfus Corporation (the "Manager") serves as each Fund's investment adviser.

          Premier Mutual Fund Services, Inc. (the "Distributor") is the distributor of each Fund's shares.

          EACH FUND IS A SEPARATE INVESTMENT PORTFOLIO WITH OPERATIONS AND RESULTS THAT ARE UNRELATED TO THOSE OF EACH OTHER FUND. THIS COMBINED STATEMENT OF ADDITIONAL INFORMATION HAS BEEN PROVIDED FOR YOUR CONVENIENCE TO PROVIDE YOU WITH THE OPPORTUNITY TO CONSIDER SIX INVESTMENT CHOICES IN ONE DOCUMENT.

                                TABLE OF CONTENTS

                                                                  PAGE

Investment Objective and Management Policies.......................  B-3
Management of the Funds............................................  B-18
Management Agreements..............................................  B-24
Purchase of Shares.................................................  B-26
Service Plan and Distribution Plan.................................  B-27
Shareholder Services Plans.........................................  B-30
Redemption of Shares...............................................  B-32
Shareholder Services...............................................  B-34
Determination of Net Asset Value...................................  B-37
Dividends, Distributions and Taxes.................................  B-38
Yield Information..................................................  B-40
Portfolio Transactions.............................................  B-43
Information About the Funds........................................  B-43
Transfer and Dividend Disbursing Agent, Custodian,
  Counsel and Independent Auditors.................................  B-44
Financial Statements and Reports of Independent Auditors...........  B-45
Appendix A.........................................................  B-46
Appendix B.........................................................  B-49
Appendix C.........................................................  B-53
Appendix D.........................................................  B-66
Appendix E.........................................................  B-73
Appendix F.........................................................  B-86

                  INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES

          THE FOLLOWING INFORMATION SUPPLEMENTS AND SHOULD BE READ IN CONJUNCTION WITH THE SECTIONS OF EACH FUND PROSPECTUS ENTITLED "DESCRIPTION OF THE FUNDS" AND "APPENDIX."

PORTFOLIO SECURITIES

          REPURCHASE AGREEMENTS. (ALL FUNDS) Each Fund's custodian or sub-custodian will have custody of, and will hold in a segregated account, securities acquired by the Fund under a repurchase agreement. Repurchase agreements are considered by the staff of the Securities and Exchange Commission to be loans by the Fund entering into them. In an attempt to reduce the risk of incurring a loss on a repurchase agreement, each Fund will enter into repurchase agreements only with domestic banks with total assets in excess of $1 billion, or primary government securities dealers reporting to the Federal Reserve Bank of New York, with respect to securities of the type in which the Fund may invest, and will require that additional securities be deposited with it if the value of the securities purchased should decrease below the resale price.

          ILLIQUID SECURITIES. (ALL FUNDS) Where a substantial market of qualified institutional buyers develops for certain restricted securities purchased by a Fund pursuant to Rule 144A under the Securities Act of 1933, as amended, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Fund's Board. Because it is not possible to predict with assurance how the market for restricted securities pursuant to Rule 144A will develop, each Fund's Board has directed the Manager to monitor carefully the Fund's investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, a Fund's investing in such securities may have the effect of increasing the level of illiquidity in the Fund's portfolio during such period.

          BANK OBLIGATIONS. (MONEY FUND) As a result of Federal and state laws and regulations, domestic banks whose certificates of deposit ("CDs") may be purchased by the Money Fund are, among other things, generally required to maintain specified levels of reserves, and are subject to other supervision and regulation designed to promote financial soundness. However, not all of such laws and regulations apply to the foreign branches of domestic banks. Domestic commercial banks organized under Federal law are supervised and examined by the Comptroller of the Currency and are required to be members of the Federal Reserve System and to have their deposits insured by the Federal Deposit Insurance Corporation (the "FDIC"). Domestic banks organized under state law are supervised and examined by state banking authorities but are members of the Federal Reserve System only if they elect to join. In addition, state banks whose CDs may be purchased by the Money Fund are insured by the Bank Insurance Fund administered by the FDIC (although such insurance may not be of material benefit to the Money Fund, depending upon the principal amount of the CDs of each bank held by the Money Fund) and are subject to Federal examination and to a substantial body of Federal law and regulation.

          Obligations of foreign branches of domestic banks, foreign subsidiaries of domestic banks and domestic and foreign branches of foreign banks, such as CDs and time deposits ("TDs"), may be general obligations of the parent banks in addition to the issuing branch, or may be limited by the terms of a specific obligation and governmental regulation. Such obligations are subject to different risks than are those of domestic banks. These risks include foreign economic and political developments, foreign governmental restrictions that may adversely affect payment of principal and interest on the obligations, foreign exchange controls and foreign withholding and other taxes on interest income. These foreign branches and subsidiaries are not necessarily subject to the same or similar regulatory requirements as apply to domestic banks, such as mandatory reserve requirements, loan limitations, and accounting, auditing and financial recordkeeping requirements. In addition, less information may be publicly available about a foreign branch of a domestic bank or about a foreign bank than about a domestic bank.

          Obligations of United States branches of foreign banks may be general obligations of the parent bank in addition to the issuing branch, or may be limited by the terms of a specific obligation or by Federal and state regulation as well as governmental action in the country in which the foreign bank has its head office. A domestic branch of a foreign bank with assets in excess of one billion dollars may be subject to reserve requirements imposed by the Federal Reserve System or by the state in which the branch is located if the branch is licensed in that state.

          In addition, Federal branches licensed by the Comptroller of the Currency and branches licensed by certain states ("State Branches") may required to: (1) pledge to the regulator, by depositing assets with a designated bank within the state, a certain percentage of their assets as fixed from time to time by the appropriate regulatory authority; and (2) maintain assets within the state in an amount equal to a specified percentage of the aggregate amount of liabilities of the foreign bank payable at or through all of its agencies or branches within the state. The deposits of Federal or State Branches generally must be insured by the FDIC if such branches take deposits of less than $100,000.

          In view of the foregoing factors associated with the purchase of CDs and TDs issued by foreign branches of domestic banks, by foreign subsidiaries of domestic banks, by foreign branches of foreign banks or by domestic branches of foreign banks, the Manager carefully evaluates such investments on a case-by-case basis.

          The Money Fund may purchase CDs issued by banks, savings and loan associations and similar thrift institutions with less than $1 billion in assets, the deposits of which are insured by the FDIC, provided the Money Fund purchases any such CD in a principal amount of no more than $100,000, which amount would be fully insured by the Bank Insurance Fund or the Savings Association Insurance Fund administered by the FDIC. Interest payments on such a CD are not insured by the FDIC. The Money Fund will not own more than one such CD per such issuer.

          MUNICIPAL OBLIGATIONS. (CALIFORNIA MUNICIPAL FUND, MINNESOTA MUNICIPAL FUND, NATIONAL MUNICIPAL FUND AND NEW YORK MUNICIPAL FUND (THE "MUNICIPAL FUNDS")) The average distribution of investments (at value) in Municipal Obligations (including notes) by ratings as of the fiscal year ended November 30, 1997, computed on a monthly basis, was as follows:

                                                                              Percentage of Value
                                                             -----------------------------------------------
 Fitch IBCA, or  Moody's Investors, or Standard & Poor's     California        National         New York
  Inc.            Service Inc.         Rating Group          Municipal         Municipal        Municipal
("Fitch")        ("Moody's")           ("S&P")               Fund              Fund             Fund
-----------      ------------          ----------------      -----------       ----------       ------------
F1+/F1            VMIG1/MIG1, P1       SP1+/SP1, A1+/A1         92.9%             93.4%            88.3%
AAA/AA            Aaa/Aa               AAA/AA                   2.7%               3.1%             1.4%
Not Rated         Not Rated            Not Rated                4.4%*              3.5%*           10.3%*
                                                              ------             ------           ------
                                                              100.00%            100.00%          100.00%
                                                              =======            =======          =======

--------------------
* Included in the Not Rated category are securities which, while not rated, have been determined by the Manager to be of comparable quality to securities in the VMIG1/MIG1 or SP-1+/SP-1 rating categories.


         The Minnesota Municipal Fund has not completed its first fiscal year and, therefore, no such ratings information has been provided for such Fund.

         The term "Municipal Obligations" generally includes debt obligations issued to obtain funds for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Other public purposes for which Municipal Obligations may be issued include refunding outstanding obligations, obtaining funds for general operating expenses and lending such funds to other public institutions and facilities. In addition, certain types of industrial development bonds are issued by or on behalf of public authorities to obtain funds to provide for the construction, equipment, repair or improvement of privately operated housing facilities, sports facilities, convention or trade show facilities, airport, mass transit, industrial, port or parking facilities, air or water pollution control facilities and certain local facilities for water supply, gas, electricity or sewage or solid waste disposal; the interest paid on such obligations may be exempt from Federal income tax, although current tax laws place substantial limitations on the size of such issues. Such obligations are considered to be Municipal Obligations if the interest paid thereon qualifies as exempt from Federal income tax in the opinion of bond counsel to the issuer. There are, of course, variations in the security of Municipal Obligations, both within a particular classification and between classifications.

         Floating and variable rate demand obligations are tax exempt obligations ordinarily having stated maturities in excess of 13 months, but which permit the holder to demand payment of principal at any time, or at specified intervals not exceeding 13 months, in each case upon not more than 30 days' notice. The issuer of such obligations ordinarily has a corresponding right, after a given period, to prepay in its discretion the outstanding principal amount of the obligations plus accrued interest upon a specified number of days' notice to the holders thereof. The interest rate on a floating rate demand obligation is based on a known lending rate, such as a bank's prime rate, and is adjusted automatically each time such rate is adjusted. The interest rate on a variable rate demand obligation is adjusted automatically at specified intervals.

         For the purpose of diversification under the Investment Company Act of 1940, as amended (the "1940 Act"), with respect to the National Municipal Fund, the identification of the issuer of Municipal Obligations depends on the terms and conditions of the security. When the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from those of the government creating the subdivision and the security is backed only by the assets and revenues of the subdivision, such subdivision would be deemed to be the sole issuer. Similarly, in the case of an industrial development bond, if that bond is backed only by the assets and revenues of the non-governmental user, then such non-governmental user would be deemed to be the sole issuer. If, however, in either case, the creating government or some other entity guarantees a security, such a guaranty would be considered a separate security and will be treated as an issue of such government or other entity.

         The yields on Municipal Obligations are dependent on a variety of factors, including general economic and monetary conditions, money market factors, conditions in the Municipal Obligations market, size of a particular offering, maturity of the obligation and rating of the issue. The imposition of a Fund's management fee, as well as other operating expenses, including fees paid under a Fund's Service Plan and/or Distribution Plan, will have the effect of reducing the yield to investors.

          Municipal lease obligations or installment purchase contract obligations (collectively, "lease obligations") have special risks not ordinarily associated with Municipal Obligations. Although lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation ordinarily is backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. Each Municipal Fund will seek to minimize these risks by investing only in those lease obligations that (1) are rated in one of the two highest rating categories for debt obligations by at least two nationally recognized statistical rating organizations (or one rating organization if the lease obligation was rated only by one such organization) or (2) if unrated, are purchased principally from the issuer or domestic banks or other responsible third parties, in each case only if the seller shall have entered into an agreement with the Fund providing that the seller or other responsible third party will either remarket or repurchase the lease obligation within a short period after demand by the Fund. The staff of the Securities and Exchange Commission currently considers certain lease obligations to be illiquid. Accordingly, not more than 10% of the value of a Fund's net assets will be invested in lease obligations that are illiquid and in other illiquid securities.

          A Municipal Fund will not purchase tender option bonds unless (a) the demand feature applicable thereto is exercisable by the Fund within 13 months of the date of such purchase upon no more than 30 days' notice and thereafter is exercisable by the Fund no less frequently than annually upon no more than 30 days' notice and (b) at the time of such purchase, the Manager reasonably expects (i) based upon its assessment of current and historical interest rate trends, that prevailing short-term tax exempt rates will not exceed the stated interest rate on the underlying Municipal Obligations at the time of the next tender fee adjustment and (ii) that the circumstances which might entitle the grantor of a tender option to terminate the tender option would not occur prior to the time of the next tender opportunity. At the time of each tender opportunity, the Fund will exercise the tender option with respect to any tender option bonds unless the Manager reasonably expects, (x) based upon its assessment of current and historical interest rate trends, that prevailing short-term tax exempt rates will not exceed the stated interest rate on the underlying Municipal Obligations at the time of the next tender fee adjustment, and (y) that the circumstances which might entitle the grantor of a tender option to terminate the tender option would not occur prior to the time of the next tender opportunity. The Fund will exercise the tender feature with respect to tender option bonds, or otherwise dispose of its tender option bonds, prior to the time the tender option is scheduled to expire pursuant to the terms of the agreement under which the tender option is granted. The Fund otherwise will comply with the provisions of Rule 2a-7 in connection with the purchase of tender option bonds, including, without limitation, the requisite determination by the Fund's Board that the tender option bonds in question meet the quality standards described in Rule 2a-7, which, in the case of a tender option bond subject to a conditional demand feature, would include a determination that the security has received both the required short-term and long-term quality rating or is determined to be of comparable quality. In the event of a default of the Municipal Obligation underlying a tender option bond, or the termination of the tender option agreement, the Fund would look to the maturity date of the underlying security for purposes of compliance with Rule 2a-7 and, if its remaining maturity was greater than 13 months, the Fund would sell the security as soon as would be practicable. The Fund will purchase tender option bonds only when it is satisfied that the custodial and tender option arrangements, including the fee payment arrangements, will not adversely affect the tax exempt status of the underlying Municipal Obligations and that payment of any tender fees will not have the effect of creating taxable income for the Fund. Based on the tender option bond agreement, the Fund expects to be able to value the tender option bond at par; however, the value of the instrument will be monitored to assure that it is valued at fair value.

          RATINGS OF MUNICIPAL OBLIGATIONS. (MUNICIPAL FUNDS) If, subsequent to its purchase by a Municipal Fund, (a) an issue of rated Municipal Obligations ceases to be rated in the highest rating category by at least two rating organizations (or one rating organization if the instrument was rated by only one such organization) or the Fund's Board determines that it is no longer of comparable quality or (b) the Manager becomes aware that any portfolio security not so highly rated or any unrated security has been given a rating by any rating organization below the rating organization's second highest rating category, the Fund's Board will reassess promptly whether such security presents minimal credit risk and will cause the Fund to take such action as it determines is in the best interest of the Fund and its shareholders; provided that the reassessment required by clause (b) is not required if the portfolio security is disposed of or matures within five business days of the Manager becoming aware of the new rating and the Fund's Board is subsequently notified of the Manager's actions.

         To the extent that the ratings given by Moody's, S&P or Fitch for Municipal Obligations may change as a result of changes in such organizations or their rating systems, each Fund will attempt to use comparable ratings as standards for its investments in accordance with its stated investment policies contained in the Fund's Prospectus and this Statement of Additional Information. The ratings of Moody's, S&P and Fitch represent their opinions as to the quality of the Municipal Obligations which they undertake to rate. It should be emphasized, however, that ratings are relative and subjective and are not absolute standards of quality. Although these ratings may be an initial criterion for selection of portfolio investments, the Manager also will evaluate these securities and the creditworthiness of the issuers of such securities.

          TAXABLE INVESTMENTS. (MUNICIPAL FUNDS) The taxable investments in which Municipal Funds may invest include U.S. Government securities, commercial paper, certificates of deposit, time deposits, bankers' acceptances, and repurchase agreements. See also "Repurchase Agreements" above.

          Securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities include U.S. Treasury securities, which differ in their interest rates, maturities and times of issuance. Some obligations issued or guaranteed by U.S. Government agencies and instrumentalities are supported by the full faith and credit of the U.S. Treasury; others by the right of the issuer to borrow from the U.S. Treasury; others by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and others only by the credit of the agency or instrumentality. These securities bear fixed, floating or variable rates of interest. Interest may fluctuate based on generally recognized reference rates or the relationship of rates. While the U.S. Government provides financial support to such U.S. Government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so, since it is not so obligated by law.

          Commercial paper consists of short-term, unsecured promissory notes issued to finance short-term credit needs.

          Certificates of deposit are negotiable certificates representing the obligation of a bank to repay funds deposited with it for a specified period of time.

          Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time (in no event longer than seven days) at a stated interest rate. Investments in time deposits generally are limited to London branches of domestic banks that have total assets in excess of $1 billion. Time deposits which may be held by the Fund will not benefit from insurance from the Bank Insurance Fund or the Savings Association Insurance Fund administered by the Federal Deposit Insurance Corporation.

          Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and of the drawer to pay the face amount of the instrument upon maturity. Other short-term bank obligations may include uninsured direct obligations bearing fixed, floating or variable rates of interest.

MANAGEMENT POLICIES

          FORWARD COMMITMENTS. (MUNICIPAL FUNDS) Municipal Obligations and other securities purchased on a forward commitment or when-issued basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities purchased on a forward commitment or when-issued basis may expose a Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued basis when a Fund is fully or almost fully invested may result in greater potential fluctuation in the value of the Fund's net assets and its net asset value per share.

INVESTMENT CONSIDERATIONS AND RISKS

          INVESTING IN CALIFORNIA MUNICIPAL OBLIGATIONS. (CALIFORNIA MUNICIPAL
FUND) Investors should consider carefully the special risks inherent in the Fund's investment in California Municipal Obligations. These risks result from certain amendments to the California Constitution and other statues that limit the taxing and spending authority of California governmental entities, as well as from the general financial condition of the State of California. A severe recession from 1990 through fiscal 1994 reduced revenues and increased expenditures for social welfare programs, resulting in a period of budget imbalance. During this period, expenditures exceeded revenues in four out of six years, and the State accumulated and sustained a budget deficit in its budget reserve, the Special Fund for Economic Uncertainties, approaching $2.8 billion at its peak at June 30, 1993. By the 1993-94 fiscal year, the accumulated budget deficit was so large that it was impractical to budget to retire it in one year, so a two-year program was implemented, using the issuance of revenue anticipation warrants to carry a portion of the deficit over the end of the fiscal year. When the economy failed to recover sufficiently, a second two-year plan was implemented in 1994-95, again using cross-fiscal year revenue anticipation warrants to partly finance the deficit into the 1995-96 fiscal year. As a consequence of the accumulated budget deficits, the State's cash resources available to pay its ongoing obligations were significantly reduced causing the State to rely increasingly on external debt markets to meet its cash needs. Future budget problems or a deterioration in California's general financial condition may have the effect of impairing the ability of the issuers of California Municipal Obligations to pay interest on, or repay the principal of, such California Municipal Obligations. These and other factors may have the effect of impairing the ability of the issuers of California Municipal Obligations to pay interest on, or repay principal of, such California Municipal Obligations. Investors should review "Appendix C" which sets forth additional information relating to investing in California Municipal Obligations.

          INVESTING IN MINNESOTA MUNICIPAL OBLIGATIONS. (MINNESOTA MUNICIPAL
FUND) Investors should consider carefully the special risks inherent in the Fund's investment in Minnesota Municipal Obligations. These risks result from the financial condition of the State of Minnesota and its municipalities. The structure of Minnesota's economy parallels the structure of the United States' economy as a whole when viewed at a highly aggregated level of detail. Diversity and a significant natural resource base are two important characteristics of the State's economy. However, the State of Minnesota experienced financial difficulties in the early 1980s because of a downturn in the State's economy resulting from the national recession. More recently, real growth has been equal to or greater than national growth. There can be no assurance that the financial problems referred to or similar future problems will not affect the market value or marketability of the Minnesota Municipal Obligations or the ability of the issuer thereof to pay interest or principal thereon. Investors should review "Appendix D" which sets forth additional information relating to investing in Minnesota Municipal Obligations.

          INVESTING IN NEW YORK MUNICIPAL OBLIGATIONS. (NEW YORK MUNICIPAL FUND) Investors should consider carefully the special risks inherent in the Fund's investment in New York Municipal Obligations. These risks result from the financial condition of New York State, certain of its public bodies and municipalities, and New York City. Beginning in early 1975, New York State, New York City and other New York State entities faced serious financial difficulties which jeopardized the credit standing and impaired the borrowing abilities of such entities and contributed to high interest rates on, and lower market prices for, debt obligations issued by them. A recurrence of such financial difficulties or a failure of certain financial recovery programs could result in defaults or declines in the market values of various New York Municipal Obligations in which the Fund may invest. If there should be a default or other financial crisis relating to New York State, New York City, a State or City agency, or a State municipality, the market value and marketability of outstanding New York Municipal Obligations in the Fund's portfolio and the interest income to the Fund could be adversely affected. Moreover, the national recession and the significant slowdown in the New York and regional economies in the early 1990's added substantial uncertainty to estimates of the State's tax revenues, which, in part, caused the State to incur cash-basis operating deficits in the General Fund and issue deficit notes during the fiscal periods 1989 through 1992. New York State's financial operations have improved, however, during recent fiscal years. For its fiscal years 1993 through 1997, the State recorded balanced budgets on a cash basis, with positive fund balances in the General Fund. New York State ended its 1996-97 fiscal year on March 31, 1997 in balance on a cash basis, with a cash surplus in the General Fund of approximately $1.4 billion. There can be no assurance that New York State will not face substantial potential budget gaps in future years. Investors should review "Appendix E" which sets forth additional information relating to investing in New York Municipal Obligations.

INVESTMENT RESTRICTIONS

          GOVERNMENT MONEY FUND. The Government Money Fund has adopted investment restrictions numbered 1 through 10 as fundamental policies, which cannot be changed without approval by the holders of a majority (as defined in the 1940 Act) of the Fund's outstanding voting shares. Investment restrictions numbered 11 and 12 are not fundamental policies and may be changed by vote of a majority of the Fund's Board members at any time. The Government Money Fund may not:

          1. Purchase common stocks, preferred stocks, warrants or other equity securities, or purchase corporate bonds or debentures, state bonds, municipal bonds or industrial revenue bonds.

          2. Borrow money, except from banks for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of the Fund's total assets (including the amount borrowed) based on the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the value of the Fund's total assets, the Fund will not make any additional investments.

          3. Sell securities short or purchase securities on margin.

          4. Write or purchase put or call options.

          5. Underwrite the securities of other issuers.

          6. Purchase or sell real estate, real estate investment trust securities, commodities, or oil and gas interests.

          7. Make loans to others (except through the purchase of debt obligations referred to under "Description of the Funds" in the Prospectus).

          8. Invest in companies for the purpose of exercising control.

          9. Invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets.

         10. Invest more than 25% of its assets in the securities of issuers in any industry, provided that there shall be no limitation on investments in obligations issued or guaranteed as to principal and interest by the U.S. Government.

         11. Pledge, mortgage, hypothecate or otherwise encumber its assets, except to the extent necessary to secure permitted borrowings.

         12. Enter into repurchase agreements providing for settlement in more than seven days after notice or purchase securities which are illiquid, if, in the aggregate, more than 10% of the value of the Fund's net assets would be so invested.

                                    * * * * *

          MONEY FUND. The Money Fund has adopted investment restrictions numbered 1 through 12 as fundamental policies, which cannot be changed without approval by the holders of a majority (as defined in the 1940 Act) of the Fund's outstanding voting shares. Investment restriction number 13 is not a fundamental policy and may be changed by vote of a majority of the Fund's Board members at any time. The Money Fund may not:

          1. Purchase common stocks, preferred stocks, warrants or other equity securities, or purchase corporate bonds or debentures, state bonds, municipal bonds or industrial revenue bonds (except through the purchase of debt obligations referred to under "Description of the Funds" in the Prospectus and under "Investment Objective and Management Policies" in this Statement of Additional Information).

          2. Borrow money, except from banks for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of the Fund's total assets (including the amount borrowed) based on the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the value of the Fund's total assets, the Fund will not make any additional investments.

          3. Pledge its assets, except in an amount up to 15% of the value of its total assets but only to secure borrowings for temporary or emergency purposes.

          4. Sell securities short.

          5. Write or purchase put or call options.

          6. Underwrite the securities of other issuers.

          7. Purchase or sell real estate investment trust securities, commodities, or oil and gas interests.

          8. Make loans to others (except through the purchase of debt obligations referred to under "Description of the Funds" in the Prospectus and under "Investment Objective and Management Policies" in this Statement of Additional
Information).

          9. Invest more than 15% of its assets in the obligations of any one bank, or invest more than 5% of its assets in the commercial paper of any one issuer. Notwithstanding the foregoing, to the extent required by the rules of the Securities and Exchange Commission, the Fund will not invest more than 5% of its assets in the obligations of any one bank.

         10. Invest less than 25% of its assets in securities issued by banks or invest more than 25% of its assets in the securities of issuers in any other industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

         11. Invest in companies for the purpose of exercising control.

         12. Invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets.

         13. Enter into repurchase agreements providing for settlement in more than seven days after notice or purchase securities which are illiquid, if, in the aggregate, more than 10% of the value of the Fund's net assets would be so invested.

                                    * * * * *

          CALIFORNIA MUNICIPAL FUND. The California Municipal Fund has adopted investment restrictions numbered 1 through 9 as fundamental policies, which cannot be changed without approval by the holders of a majority (as defined in the 1940 Act) of the Fund's outstanding voting shares. Investment restrictions numbered 10 and 11 are not fundamental policies and may be changed by vote of a majority of the Fund's Board members at any time. The California Municipal Fund may not:

          1. Purchase securities other than Municipal Obligations and Taxable Investments as those terms are defined above and in the Prospectus.

          2. Borrow money, except from banks for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of the Fund's total assets (including the amount borrowed) based on the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the value of the Fund's total assets, the Fund will not make any additional investments.

          3. Sell securities short or purchase securities on margin.

          4. Underwrite the securities of other issuers, except that the Fund may bid separately or as part of a group for the purchase of Municipal Obligations directly from an issuer for its own portfolio to take advantage of the lower purchase price available.

          5. Purchase or sell real estate, real estate investment trust securities, commodities or commodity contracts, or oil and gas interests, but this shall not prevent the Fund from investing in Municipal Obligations secured by real estate or interests therein.

          6. Make loans to others except through the purchase of qualified debt obligations and the entry into repurchase agreements referred to above and in the Fund's Prospectus.

          7. Invest more than 25% of its total assets in the securities of issuers in any single industry; provided that there shall be no such limitation on the purchase of Municipal Obligations and, for temporary defensive purposes, securities issued by domestic banks and obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

          8. Invest in companies for the purpose of exercising control.

          9. Invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets.

         10. Pledge, hypothecate, mortgage or otherwise encumber its assets, except to the extent necessary to secure permitted borrowings.

         11. Enter into repurchase agreements providing for settlement in more than seven days after notice or purchase securities which are illiquid if, in the aggregate, more than 10% of the value of the Fund's net assets would be so invested.

                                    * * * * *

          MINNESOTA MUNICIPAL FUND. The Minnesota Municipal Fund has adopted investment restrictions numbered 1 through 7 as fundamental policies, which cannot be changed without approval by the holders of a majority (as defined in the 1940 Act) of the Fund's outstanding voting shares. Investment restrictions numbered 8 through 13 are not fundamental policies and may be changed by vote of a majority of the Fund's Board members at any time. The Minnesota Municipal Fund may not:

          1. Borrow money, except to the extent permitted under the 1940 Act (which currently limits borrowing to no more than 33-1/3% of the value of the Fund's total assets).

          2. Make loans to others, except through the purchase of debt obligations and the entry into repurchase agreements. However, the Fund may lend its portfolio securities in an amount not to exceed 33-1/3% of the value of its total assets. Any loans of portfolio securities will be made according to guidelines established by the Securities and Exchange Commission and the Fund's Board.

          3. Underwrite the securities of other issuers, except to the extent the Fund may bid separately or as part of a group for the purchase of Municipal Obligations directly from an issuer for its own portfolio to take advantage of the lower purchase price available, and except to the extent the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, by virtue of disposing of portfolio securities.

          4. Purchase or sell real estate, commodities or commodity contracts, or oil and gas interests, but this shall not prevent the Fund from investing in Municipal Obligations secured by real estate or interests therein.

          5. Issue any senior security (as such term is defined in Section 18(f) of the 1940 Act).

          6. Purchase securities on margin.

          7. Invest more than 25% of its assets in the securities of issuers in any single industry; provided that there shall be no limitation on the purchase of Municipal Obligations and, for temporary defensive purposes, securities issued by banks and obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

          8. Sell securities short.

          9. Invest in companies for the purpose of exercising control.

         10. Purchase securities of other investment companies, except to the extent permitted under the 1940 Act.

         11. Pledge, mortgage or hypothecate its assets, except to the extent necessary to secure permitted borrowings.

         12. Purchase securities other than Municipal Obligations and Taxable Investments as those terms are defined above and in the Fund's Prospectus.

         13. Enter into repurchase agreements provided for settlement in more than seven days after notice or purchase securities which are illiquid if, in the aggregate, more than 10% of the value of the Fund's net assets would be so invested.

                                    * * * * *

          NATIONAL MUNICIPAL FUND. The National Municipal Fund has adopted investment restrictions numbered 1 through 11 as fundamental policies which cannot be changed without approval by the holders of a majority (as defined in the 1940 Act) of the Fund's outstanding voting shares. Investment restriction number 12 is not a fundamental policy and may be changed by vote of a majority of the Fund's Board members at any time. The National Municipal Fund may not:

         1. Purchase securities other than Municipal Obligations and Taxable Investments as those terms are defined above and in the Prospectus.

         2. Borrow money, except from banks for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of the Fund's total assets (including the amount borrowed) based on the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the value of the Fund's total assets, the Fund will not make any additional investments.

         3. Pledge, hypothecate, mortgage or otherwise encumber its assets, except to secure borrowings for temporary or emergency purposes.

         4. Sell securities short or purchase securities on margin.

         5. Underwrite the securities of other issuers, except that the Fund may bid separately or as part of a group for the purchase of Municipal Obligations directly from an issuer for its own portfolio to take advantage of the lower purchase price available.

         6. Purchase or sell real estate, real estate investment trust securities, commodities or commodity contracts, or oil and gas interests, but this shall not prevent the Fund from investing in Municipal Obligations secured by real estate or interests therein.

         7. Make loans to others except through the purchase of qualified debt obligations and the entry into repurchase agreements referred to above and in the Prospectus.

         8. Invest more than 15% of its assets in the obligations of any one bank, or invest more than 5% of its assets in the obligations of any other issuer, except that up to 25% of the value of the Fund's total assets may be invested, and securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities may be purchased, without regard to any such limitations. Notwithstanding the foregoing, to the extent required by the rules of the Securities and Exchange Commission, the Fund will not invest more than 5% of its assets in the obligations of any one bank, except that up to 25% of the value of the Fund's total assets may be invested without regard to such limitation.

         9. Invest more than 25% of its assets in the securities of issuers in any single industry; provided that there shall be no limitation on the purchase of Municipal Obligations and, for defensive purposes, securities issued by banks and obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

         10. Purchase more than 10% of the voting securities of any issuer or invest in companies for the purpose of exercising control.

         11. Invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets and except for the purchase, to the extent permitted by Section 12 of the 1940 Act, of shares of registered unit investment trusts whose assets consist substantially of Municipal Obligations.

         12. Enter into repurchase agreements providing for settlement in more than seven days after notice or purchase securities which are illiquid, if, in the aggregate, more than 10% of the value of the Fund's net assets would be so invested.

                                    * * * * *

         NEW YORK MUNICIPAL FUND. The New York Municipal Fund has adopted investment restrictions numbered 1 through 9 as fundamental policies, which cannot be changed without approval by the holders of a majority (as defined in the 1940 Act) of the Fund's outstanding voting shares. Investment restrictions numbered 10 and 11 are not fundamental policies and may be changed by vote of a majority of the Fund's Board members at any time. The New York Municipal Fund may not:

         1. Purchase securities other than Municipal Obligations and Taxable Investments as those terms are defined above and in the Prospectus.

         2. Borrow money, except from banks for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of the Fund's total assets (including the amount borrowed) based on the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the value of the Fund's total assets, the Fund will not make any additional investments.

         3. Sell securities short or purchase securities on margin.

         4. Underwrite the securities of other issuers, except that the Fund may bid separately or as part of a group for the purchase of Municipal Obligations directly from an issuer for its own portfolio to take advantage of the lower purchase price available.

         5. Purchase or sell real estate, real estate investment trust securities, commodities or commodity contracts, or oil and gas interests, but this shall not prevent the Fund from investing in Municipal Obligations secured by real estate or interests therein.

         6. Make loans to others, except through the purchase of qualified debt obligations and the entry into repurchase agreements referred to above and in the Fund's Prospectus.

         7. Invest more than 25% of its total assets in the securities of issuers in any single industry; provided that there shall be no such limitation on the purchase of Municipal Obligations and, for temporary defensive purposes, securities issued by domestic banks and obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

         8. Invest in companies for the purpose of exercising control.

         9. Invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets.

         10. Pledge, hypothecate, mortgage or otherwise encumber its assets, except to the extent necessary to secure permitted borrowings.

         11. Enter into repurchase agreements providing for settlement in more than seven days after notice or purchase securities which are illiquid, if, in the aggregate, more than 10% of the value of the Fund's net assets would be so invested.

                                    * * * * *

          MUNICIPAL FUNDS. For purposes of Investment Restriction No. 7 for the California Municipal Fund, the Minnesota Municipal Fund and the New York Municipal Fund and Investment Restriction No. 9 for the National Municipal Fund, industrial development bonds, where the payment of principal and interest is the ultimate responsibility of companies within the same industry, are grouped together as an industry.

          ALL FUNDS. If a percentage restriction is adhered to at the time of investment, a later increase or decrease in percentage resulting from a change in values or assets will not constitute a violation of such restriction.

          Each Fund may make commitments more restrictive than the restrictions listed above so as to permit the sale of Fund shares in certain states. Should a Fund determine that a commitment is no longer in the best interest of the Fund and its shareholders, the Fund reserves the right to revoke the commitment by terminating the sale of Fund shares in the state involved.


                             MANAGEMENT OF THE FUNDS

          Board members and officers of each Fund, together with information as to their principal business occupations during at least the last five years, are shown below.

BOARD MEMBERS OF THE FUNDS

CLIFFORD L. ALEXANDER, JR., BOARD MEMBER. President of Alexander & Associates,
         Inc., a management consulting firm. From 1977 to 1981, Mr. Alexander served as Secretary of the Army and Chairman of the Board of the Panama Canal Company, and from 1975 to 1977, he was a member of the Washington, D.C. law firm of Verner, Liipfert, Bernhard, McPherson and Alexander. He is a director of American Home Products Corporation, Cognizant Corporation, a service provider of marketing information and information technology, The Dun & Bradstreet Corporation, MCI Communications Corporation, Mutual of America Life Insurance Company and TLC Beatrice International Holdings, Inc. He is 64 years old and his address is 400 C Street, N.E., Washington, D.C. 20002.

PEGGY C. DAVIS, BOARD MEMBER. Shad Professor of Law, New York University
         School of Law. Professor Davis has been a member of the New York University law faculty since 1983. Prior to that time, she served for three years as a judge in the courts of New York State; was engaged for eight years in the practice of law, working in both corporate and non-profit sectors; and served for two years as a criminal justice administrator in the government of the City of New York. She writes and teaches in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training. She is 55 years old and her address is c/o New York University School of Law, 40 Washington Square South, New York, New York 10012.

JOSEPH S. DiMARTINO, CHAIRMAN OF THE BOARD. Since January 1995, Chairman of the Board of various funds in the Dreyfus Family of Funds. He is also a director of The Muscular Dystrophy Association, HealthPlan Services Corporation, a provider of marketing, administrative and risk management services to health and other benefit programs, The Noel Group, Inc., a venture capital company, and Carlyle Industries, Inc. (formerly, Belding Heminway Company, Inc.), a button packager and distributor. For more than five years prior to January 1995, he was President, a director and, until August 1994, Chief Operating Officer of the Manager and Executive Vice President and a director of Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager and, until August 24, 1994, the Funds' distributor. From August 1994 until December 31, 1994, he was a director of Mellon Bank Corporation. He is 54 years old and his address is 200 Park Avenue, New York, New York 10166.

ERNEST KAFKA, BOARD MEMBER. A physician engaged in private practice specializing in the psychoanalysis of adults and adolescents. Since 1981, he has served as an Instructor at the New York Psychoanalytic Institute and, prior thereto, held other teaching positions. He is Associate Clinical Professor of Psychiatry at Cornell Medical School. For more than the past five years, Dr. Kafka has held numerous administrative positions and has published many articles on subjects in the field of psychoanalysis. He is 65 years old and his address is 23 East 92nd Street, New York, New York 10128.

SAUL B. KLAMAN, BOARD MEMBER. Chairman and Chief Executive Officer of SBK
         Associates, which provides research and consulting services to financial institutions. Dr. Klaman was President of the National Association of Mutual Savings Banks until November 1983, President of the National Council of Savings Institutions until June 1985, Vice Chairman of Golembe Associates and BEI Golembe, Inc. until 1989 and Chairman Emeritus of BEI Golembe, Inc. until November 1992. He also served as an Economist to the Board of Governors of the Federal Reserve System and on several Presidential Commissions, and has held numerous consulting and advisory positions in the fields of economics and housing finance. He is 78 years old and his address is 431-B Dedham Street, The Gables, Newton Center, Massachusetts 02159.

NATHAN LEVENTHAL, BOARD MEMBER. President of Lincoln Center for the Performing
         Arts, Inc. Mr. Leventhal was Deputy Mayor for Operations of New York City from September 1979 until March 1984 and Commissioner of the Department of Housing Preservation and Development of New York City from February 1978 to September 1979. Mr. Leventhal was an associate and then a member of the New York law firm of Poletti Freidin Prashker Feldman and Gartner from 1974 to 1978. He was Commissioner of Rent and Housing Maintenance for New York City from 1972 to 1973. Mr. Leventhal served as Chairman of Citizens Union, an organization which strives to reform and modernize city and state government from June 1994 until June 1997. He is 55 years old and his address is 70 Lincoln Center Plaza, New York, New York 10023-6583.

          For so long as a Fund's plan described in the sections captioned "Service Plan and Distribution Plan" and "Shareholder Services Plans" remains in effect, the Board members of the Fund who are not "interested persons" of the Fund, as defined in the 1940 Act, will be selected and nominated by the Board members who are not "interested persons" of the Fund.

          Each Fund typically pays its Board members an annual retainer and a per meeting fee and reimburses them for their expenses. The Chairman of the Board receives an additional 25% of such compensation. Emeritus Board members are entitled to receive an annual retainer and per meeting fee of one-half the amount paid to them as Board members. The aggregate amount of compensation paid to each Board member by each Fund for the fiscal year ended November 30, 1997, and by all other funds in the Dreyfus Family of Funds for which such person is a Board member (the number of which is set forth in parenthesis next to each Board member's total compensation) for the year ended December 31, 1997, are set forth below.


                                                         Total Compensation
                                     Aggregate             From Funds and
                                    Compensation          Fund Complex Paid
NAME OF BOARD MEMBER AND FUND      FROM THE FUND*          TO BOARD MEMBER

CLIFFORD L. ALEXANDER, JR.                                  $ 82,436 (17)

Government Money Fund                  $5,000
Money Fund                             $5,000
California Municipal Fund              $3,750
National/Minnesota  Municipal Fund**   $5,000
New York Municipal Fund                $3,750



PEGGY C. DAVIS                                              $ 73,084 (15)

Government Money Fund                  $5,500
Money Fund                             $5,500
California Municipal Fund              $3,750
National/Minnesota Municipal           $5,500
Fund**
New York Municipal Fund                $4,000


JOSEPH S. DiMARTINO                                         $ 517,075 (94)

Government Money Fund                  $6,875
Money Fund                             $6,875
California Municipal Fund              $4,688
National/Minnesota Municipal           $6,875
Fund**
New York Municipal Fund                $5,000


ERNEST KAFKA                                                $ 69,584 (15)

Government Money Fund                  $5,000
Money Fund                             $5,000
California Municipal Fund              $3,750
National/Minnesota Municipal           $5,000
Fund**
New York Municipal Fund                $3,750


SAUL B. KLAMAN                                              $ 73,584 (15)

Government Money Fund                  $5,500
Money Fund                             $5,500
California Municipal Fund              $3,750
National/Minnesota Municipal           $5,500
Fund**
New York Municipal Fund                $4,000


NATHAN LEVENTHAL                                            $ 71,084 (15)

Government Money Fund                  $5,500
Money Fund                             $5,500
California Municipal Fund              $3,750
National/Minnesota Municipal           $5,500
Fund**
New York Municipal Fund                $4,000


-------------------------------------

* Amount does not include reimbursed expenses for attending Board meetings, which amounted to $803 for the Government Money Fund, $1,388 for the Money Fund, $97 for the California Municipal Fund, $413 for the National/Minnesota Municipal Fund and $______ for the New York Municipal Fund, for all Board members as a group.

**       The National Municipal Fund and the Minnesota Municipal
         Fund are separate portfolios of General  Municipal Money
         Market Fund, Inc.

OFFICERS OF THE FUNDS

MARIE E. CONNOLLY, PRESIDENT AND TREASURER. President, Chief Executive
         Officer, Chief Compliance Officer and a director of the Distributor and Funds Distributor, Inc., the ultimate parent of which is Boston Institutional Group, Inc., and an officer of other investment companies advised or administered by the Manager. She is 40 years old.

DOUGLAS C. CONROY, VICE PRESIDENT AND ASSISTANT SECRETARY. Assistant Vice
         President of Funds Distributor, Inc., and an officer of other investment companies advised or administered by the Manager. From April 1993 to January 1995, he was a Senior Fund Accountant for Investors Bank & Trust Company. From December 1991 to March 1993, he was employed as a Fund Accountant at The Boston Company, Inc.
         He is 28 years old.

MARY A. NELSON, VICE PRESIDENT AND ASSISTANT TREASURER.  Vice
         President of the Distributor and Funds Distributor, Inc., and an officer of other investment companies advised or administered by the Manager. From September 1989 to July 1994, she was an Assistant Vice President and Client Manager for The Boston Company, Inc. She is 33 years old.

MICHAEL S. PETRUCELLI, VICE PRESIDENT AND ASSISTANT TREASURER. Senior Vice
         President of Funds Distributor, Inc., and an officer of other investment companies advised or administered by the Manager. From December 1989 through November 1996, he was employed by GE Investments where he held various financial, business development and compliance positions. He also served as Treasurer of the GE Funds and as a Director of GE Investment Services. He is 36 years old.

JOSEPH F. TOWER, III, VICE PRESIDENT AND ASSISTANT TREASURER. Senior Vice
         President, Treasurer, Chief Financial Officer and a director of the Distributor and Funds Distributor, Inc., and an officer of other investment companies advised or administered by the Manager. From July 1988 to August 1994, he was employed by The Boston Company, Inc., where he held various management positions in the Corporate Finance and Treasury areas. He is 35 years old.

RICHARD W. INGRAM, VICE PRESIDENT AND ASSISTANT TREASURER.
         Executive Vice President of the Distributor and Funds Distributor, Inc., and an officer of other investment companies advised or administered by the Manager. From March 1994 to November 1995, he was Vice President and Division Manager for First Data Investor Services Group. From 1989 to 1994, he was Vice President, Assistant Treasurer and Tax Director - Mutual Funds of The Boston Company, Inc. He is 41 years old.

          The address of each officer of the Funds is 200 Park Avenue, New York, New York 10166.

          Each Fund's Board members and officers, as a group, owned less than 1% of the Fund's shares outstanding on March 7, 1998.

          Set forth in "Appendix F" to this Statement of Additional Information are the shareholders known by each Fund (as indicated) to own of record 5% or more of such Fund's Class A and Class B shares outstanding on March 7, 1998. A shareholder who beneficially owns, directly or indirectly, more than 25% of the Fund's voting securities may be deemed a "control person" (as defined in the 1940 Act) of the Fund.

                              MANAGEMENT AGREEMENTS

          THE FOLLOWING INFORMATION SUPPLEMENTS AND SHOULD BE READ IN CONJUNCTION WITH THE SECTION OF EACH FUND PROSPECTUS ENTITLED "MANAGEMENT OF THE FUNDS."

          The Manager provides management services pursuant to separate Management Agreements (respectively, the "Agreement") dated August 24, 1994 with respect to each Fund. As to each Fund, the Agreement is subject to annual approval by (i) the Fund's Board or (ii) vote of a majority (as defined in the 1940 Act) of the Fund's outstanding voting securities, provided that in either event the continuance also is approved by a majority of the Fund's Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund or the Manager, by vote cast in person at a meeting called for the purpose of voting on such approval. Each Agreement, other than for the Minnesota Municipal Fund, was approved by shareholders on August 3, 1994 and was last approved by the Fund's Board, including a majority of the Board members who are not "interested persons" of any party to the Agreement, at a meeting held on September 17, 1997. With respect to the Minnesota Municipal Fund, the Agreement was approved by the Fund's initial shareholder on ______________, 1998 and by the Fund's Board, including a majority of the Board members who are not "interested persons" of any party to the Agreement, at a meeting held on April 8, 1998. As to each Fund, the Agreement is terminable without penalty, on 60 days' notice, by the Fund's Board or by vote of the holders of a majority of the Fund's shares or, upon not less than 90 days' notice, by the Manager. Each Agreement will terminate automatically, as to the relevant Fund, in the event of its assignment (as defined in the 1940 Act).

          The following persons are officers and/or directors of the Manager: W. Keith Smith, Chairman of the Board; Christopher M. Condron, President, Chief Executive Officer, Chief Operating Officer and a director; Stephen E. Canter, Vice Chairman, Chief Investment Officer and a director; Lawrence S. Kash, Vice Chairman-Distribution and a director; Ronald O'Hanley III, Vice Chairman and a director; J. David Officer, Vice Chairman and a director; William T. Sandalls, Jr., Senior Vice President and Chief Financial Officer; Mark N. Jacobs, Vice President, General Counsel and Secretary; Patrice M. Kozlowski, Vice President-Corporate Communications; Mary Beth Leibig, Vice President-Human Resources; Jeffrey N. Nachman, Vice President-Mutual Fund Accounting; Andrew S. Wasser, Vice President-Information Systems; William V. Healey, Assistant Secretary; and Mandell L. Berman, Burton C. Borgelt, Frank V. Cahouet and Richard F. Syron, directors.

          The Manager manages each Fund's portfolio of investments in accordance with the stated policies of the Fund, subject to the approval of the Fund's Board. The Manager is responsible for investment decisions and provides each Fund with portfolio managers who are authorized by the Board to execute purchases and sales of securities. The portfolio managers of the Government Money Fund and the Money Fund are Bernard W. Kiernan, Patricia A. Larkin and Thomas Riordan. The portfolio managers of the Municipal Funds are Joseph P. Darcy, A. Paul Disdier, Douglas J. Gaylor, Karen M. Hand, Stephen C. Kris, Richard J. Moynihan, W. Michael Petty, Jill C. Shaffro, Samuel J. Weinstock and Monica S. Wieboldt. The Manager also maintains a research department with a professional staff of portfolio managers and securities analysts who provide research services for each Fund and for other funds advised by the Manager.

          The Manager maintains office facilities on behalf of each Fund, and furnishes statistical and research data, clerical help, accounting, data processing, bookkeeping and internal auditing and certain other required services to the Funds. The Manager also may make such advertising and promotional expenditures using its own resources, as it from time to time deems appropriate.

          All expenses incurred in the operation of a Fund are borne by such Fund, except to the extent specifically assumed by the Manager. The expenses borne by each Fund include: taxes, interest, brokerage fees and commissions, if any, fees of Board members who are not officers, directors, employees or holders of 5% or more of the outstanding voting securities of the Manager, Securities and Exchange Commission fees, state Blue Sky qualification fees, charges of custodians, transfer and dividend disbursing agents' fees, certain insurance premiums, industry association fees, outside auditing and legal expenses, costs of maintaining the Fund's existence, investor services (including, without limitation, telephone and personnel expenses), costs of shareholder reports and meetings, costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders, and any extraordinary expenses. Each Fund bears certain expenses in accordance with separate written plans and also bears certain costs associated with implementing and operating such plans. See "Service Plan and Distribution Plan" and "Shareholder Services Plans."

          As compensation for the Manager's services under the Agreement, each Fund has agreed to pay the Manager a monthly management fee at the annual rate of .50 of 1% of the value of such Fund's average daily net assets. All fees and expenses are accrued daily and deducted before declaration of dividends to investors. Set forth below are the total amounts paid by each Fund, other than the Minnesota Municipal Fund, to the Manager for each Fund's last three fiscal years, including for the Government Money Fund, the Money Fund and the California Municipal Fund, which changed their fiscal year end to November 30, the period ended November 30, 1997:




                          Ten-Month Period             Fiscal Year Ended January 31,
                                Ended           ------------------------------------------
                          November 30, 1997        1997           1996            1995
                          ----------------         ----           ----            ----
Government Money Fund        $3,330,297         $3,002,777      $2,622,700     $2,624,643

Money Fund                   $7,091,891         $5,285,812      $3,172,667     $2,850,622


                         Four-Month Period             Fiscal Year Ended July 31,
                                Ended           ------------------------------------------
                          November 30, 1997        1997           1996            1995
                          ----------------         ----           ----            ----


California Municipal        $  620,429          $1,836,034      $2,195,288      $2,105,653
Fund




                                                       Fiscal Year Ended November 30,
                                                ------------------------------------------
                                                  1997           1996            1995
                                                  ----           ----            ----

National Municipal Fund                        $2,127,041      $1,566,276     $1,447,734

New York Municipal Fund                        $2,599,539      $2,945,172     $2,936,785


          The Minnesota Municipal Fund has not completed its first fiscal year.

          As to each Fund, the Manager has agreed that if in any fiscal year the aggregate expenses of the Fund, exclusive of taxes, brokerage, interest and (with the prior written consent of the necessary state securities commissions) extraordinary expenses, but including the management fee, exceed 1-1/2% of the average market value of the net assets of such Fund for that fiscal year, the Fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. Such deduction or payment, if any, will be estimated daily and reconciled and effected or paid, as the case may be, on a monthly basis. As to each Fund, no such deduction or payment was required for the most recent fiscal year end.

          As to each Fund, the aggregate of the fees payable to the Manager is not subject to reduction as the value of the Fund's net assets increases.


                               PURCHASE OF SHARES

          THE FOLLOWING INFORMATION SUPPLEMENTS AND SHOULD BE READ IN CONJUNCTION WITH THE SECTION OF EACH FUND PROSPECTUS ENTITLED "HOW TO BUY SHARES."

          THE DISTRIBUTOR. The Distributor serves as each Fund's distributor on a best efforts basis pursuant to an agreement which is renewable annually. The Distributor also acts as distributor for the funds in the Dreyfus Family of Funds and for certain other investment companies.

          USING FEDERAL FUNDS. Dreyfus Transfer, Inc., each Fund's transfer and dividend disbursing agent (the "Transfer Agent"), or the Fund may attempt to notify the investor upon receipt of checks drawn on banks that are not members of the Federal Reserve System as to the possible delay in conversion into Federal Funds and may attempt to arrange for a better means of transmitting the money. If the investor is a customer of a securities dealer ("Selected Dealer") and his order to purchase Fund shares is paid for other than in Federal Funds, the Selected Dealer, acting on behalf of its customer, will complete the conversion into, or itself advance, Federal Funds, generally on the business day following receipt of the customer order. The order is effective only when so converted and received by the Transfer Agent. An order for the purchase of Fund shares placed by an investor with sufficient Federal Funds or a cash balance in his brokerage account with a Selected Dealer will become effective on the day that the order, including Federal Funds, is received by the Transfer Agent.

          TELETRANSFER PRIVILEGE. (CALIFORNIA MUNICIPAL FUND, MINNESOTA MUNICIPAL FUND AND NEW YORK MUNICIPAL FUND ONLY) TELETRANSFER purchase orders may be made at any time. Purchase orders received by 4:00 p.m., New York time, on any business day that the Transfer Agent and the New York Stock Exchange are open for business will be credited to the shareholder's Fund account on the next bank business day following such purchase order. Purchase orders made after 4:00 p.m., New York time, on any business day the Transfer Agent and the New York Stock Exchange are open for business, or orders made on Saturday, Sunday or any Fund holiday (e.g., when the New York Stock Exchange is not open for business), will be credited to the shareholder's Fund account on the second bank business day following such purchase order. To qualify to use the TELETRANSFER Privilege, the initial payment for purchase of Fund shares must be drawn on, and redemption proceeds paid to, the same bank and account as are designated on the Account Application or Shareholder Services Form on file. If the proceeds of a particular redemption are to be wired to an account at any other bank, the request must be in writing and signature-guaranteed. See "Redemption of Shares--TELETRANSFER Privilege."

          REOPENING AN ACCOUNT. An investor may reopen an account with a minimum investment of $100 without filing a new Account Application during the calendar year the account is closed or during the following calendar year, provided the information on the old Account Application is still applicable.


                       SERVICE PLAN AND DISTRIBUTION PLAN

          THE FOLLOWING INFORMATION SUPPLEMENTS AND SHOULD BE READ IN CONJUNCTION WITH THE SECTION OF EACH FUND PROSPECTUS RELATING TO CLASS A SHARES ENTITLED "SERVICE PLAN" AND IN CONJUNCTION WITH THE SECTION OF EACH FUND PROSPECTUS RELATING TO CLASS B SHARES ENTITLED "DISTRIBUTION PLAN."

          Rule 12b-1 (the "Rule") adopted by the Securities and Exchange Commission under the 1940 Act provides, among other things, that an investment company may bear expenses of distributing its shares only pursuant to a plan adopted in accordance with the Rule. The Board of each of the Government Money Fund and the Money Fund has adopted separate plans with respect to Class A and Class B of such Funds and the Board of each of the Municipal Funds has adopted a plan with respect to Class B of such Funds (each, a "Plan"). Under each Plan, the respective Fund bears directly the costs of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Plan. Under each Plan adopted with respect to Class A of the Government Money Fund and Money Fund (the "Service Plan"), the Fund reimburses (a) the Distributor for payments made for distributing Class A shares and servicing shareholder accounts ("Servicing") and (b) the Manager, Dreyfus Service Corporation and any affiliate of either of them (collectively, "Dreyfus") for payments made for Servicing. Under each Service Plan, each of the Distributor and Dreyfus may pay one or more financial institutions, Selected Dealers or other industry professionals (collectively, "Service Agents") a fee in respect of Class A shares of the Fund owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. Under each Fund's Plan adopted with respect to Class B (the "Distribution Plan"), the Fund reimburses the Distributor for payments made to third parties for distributing (within the meaning of the Rule) Class B shares. Each Fund's Board believes that there is a reasonable likelihood that each Plan will benefit the Fund and holders of the relevant Class of shares.

          A quarterly report of the amounts expended under each Plan, and the purposes for which such expenditures were incurred, must be made to the Fund's Board for its review. In addition, each Plan provides that it may not be amended to increase materially the costs which the Fund may bear for distribution pursuant to the Plan without shareholder approval of the affected Class and that other material amendments of the Plan must be approved by the Board, and by the Fund's Board members who are not "interested persons" (as defined in the 1940
Act) of the Fund or the Manager and have no direct or indirect financial interest in the operation of the Plan or in any related agreements entered into in connection with such Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. Each Plan is subject to annual approval by such vote of the Board members cast in person at a meeting called for the purpose of voting on the Plan. The Plan was last so approved on September 17, 1997 with respect to each Fund, except the Minnesota Municipal Fund, which so approved the Plan on April 8, 1998. Each Plan is terminable at any time by vote of a majority of the Fund's Board members who are not "interested persons" and have no direct or indirect financial interest in the operation of the Plan or in any of the related agreements or by vote of a majority of the relevant Class of shares.

          Set forth below are the total amounts paid by each of the Government Money Fund and the Money Fund pursuant to its Service Plan with respect to Class A (i) to the Distributor ("Distributor Payments") as reimbursement for distributing Class A shares and Servicing, (ii) to Dreyfus for payments made for Servicing ("Dreyfus Payments"), and (iii) for costs of preparing, printing and distributing prospectuses and statement of additional information and of implementing and operating the Service Plan ("Printing and Implementation") for the Fund's fiscal year ended January 31, 1997, and, because each of these Funds changed its fiscal year end to November 30, the ten-month period ended November 30, 1997:


                         Total Amount
                  Paid Pursuant to Service                                                                        Printing and
Name of Fund                 Plan                   Distributor Payments           Dreyfus Payments              Implementation
-------------     -------------------------      -------------------------     ------------------------     -----------------------

                     Ten-Month                    Ten-Month                    Ten-Month                    Ten-Month
                     Period      Fiscal Year      Period       Fiscal Year     Period       Fiscal Year     Period      Fiscal Year
                     Ended         Ended          Ended          Ended         Ended         Ended          Ended         Ended
                     November      January        November       January       November      January        November      January
                     30, 1997      31, 1997       30, 1997       31, 1997      30, 1997      31, 1997       30, 1997      31, 1997

Government
 Money Fund
 - Class A          $________     $________      $________      $________     $________      $________      $________     $________

Money Fund
 - Class A          $________     $________      $________      $________     $_________     $________      $________     $________


          Set forth below are the total amounts paid by each Fund, other than the Minnesota Municipal Fund, to the Distributor pursuant to its Distribution Plan with respect to Class B for the Fund's last fiscal year, including for the Government Money Fund, the Money Fund and the California Municipal Fund, which changed their fiscal year end to November 30, the period ended November 30, 1997:

                                     Total Amount Paid
   Name of Fund                Pursuant to Distribution Plan
-----------------     ---------------------------------------------
                      Ten-Month Period Ended            Fiscal Year Ended
                        November 30, 1997                January 31, 1997

Government
Money Fund
 - Class B               $---------------                $---------------

Money Fund
 - Class B               $---------------                $---------------



                      -----------------------            -----------------
                      Four-Month Period Ended            Fiscal Year Ended
                         November 30, 1997               July 31, 1997
                      -----------------------            ------------------
California
Municipal Fund
 - Class B               $--------------                 $---------------

                                                         Fiscal Year Ended
                                                         November 30, 1997
                                                         -----------------
National
Municipal Fund
 - Class B                                               $---------------


New York
Municipal Fund
 - Class B                                               $---------------


          The Minnesota Municipal Fund has not completed its first fiscal year.


                           SHAREHOLDER SERVICES PLANS

          THE FOLLOWING INFORMATION SUPPLEMENTS AND SHOULD BE READ IN CONJUNCTION WITH THE SECTION OF EACH FUND PROSPECTUS ENTITLED "SHAREHOLDER SERVICES PLAN."

          Each Fund has adopted a Shareholder Services Plan with respect to Class A pursuant to which the Fund reimburses Dreyfus Service Corporation for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. Each Fund also has adopted a Shareholder Services Plan with respect to Class B pursuant to which the Fund pays the Distributor for the provision of certain services to the holders of Class B shares. Under each Shareholder Services Plan, the services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. As to each Fund, under the Shareholders Services Plan for Class B, the Distributor may make payments to Service Agents in respect of their services.

          A quarterly report of the amounts expended under each Shareholder Services Plan, and the purposes for which such expenditures were incurred, must be made to the Fund's Board for its review. In addition, each Shareholder Services Plan provides that material amendments to the Shareholder Services Plan must be approved by the Fund's Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund and have no direct or indirect financial interest in the operation of the Shareholder Services Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. Each Shareholder Services Plan is subject to annual approval by such vote of its Board members cast in person at a meeting called for the purpose of voting on the Shareholder Services Plan. The Shareholder Services Plan was last so approved on September 17, 1997 with respect to each Fund, except the Minnesota Municipal Fund, which so approved the Shareholder Services Plan on April 8, 1998. Each Shareholder Services Plan is terminable at any time by vote of a majority of the Board members who are not "interested persons" and have no direct or indirect financial interest in the operation of the Shareholder Services Plan.

          Set forth below are the total amounts payable by each Fund, other than Minnesota Municipal Fund, pursuant to its separate Shareholder Services Plans for Class A and Class B, the amounts reimbursed to the Fund by the Manager pursuant to undertakings in effect, if any, and the net amount paid by the Fund for the Fund's last fiscal year, including for the Government Money Fund, the Money Fund and the California Municipal Fund, which changed their fiscal year end to November 30, the period ended November 30, 1997:

                           Total Amount
Name of Fund            Payable Pursuant to               Amount Reimbursed Pursuant to
and Class             Shareholder Services Plan                   Undertaking                        Net Amount Paid by Fund
----------      -----------------------------------     ----------------------------------      ---------------------------------
                Ten-Month Period       Fiscal Year      Ten-Month Period      Fiscal Year       Ten-Month Period      Fiscal Year
                 Ended November       Ended January      Ended November      Ended January       Ended November      Ended January
                    30, 1997            31, 1997             30, 1997           31, 1997            30, 1997            31, 1997
                ----------------      -------------     ----------------     -------------      -----------------    -------------
Government
Money Fund
- Class A           $  228,811          $ 215,006          $  -0-                $ - 0 -            $  228,811         $215,006
- Class B           $  580,611          $ 191,880          $ 112,572             $ 62,817           $  468,039         $119,061

Money Fund
- Class A           $  331,353          $ 363,543          $  -0-                $  -0-             $  331,353         $363,543
- Class B           $1,899,183          $ 825,189          $ 401,679             $ 243,136          $1,487,504         $582,053




               Four-Month Period       Fiscal Year     Four-Month Period      Fiscal Year      Four-Month Period      Fiscal Year
                 Ended November         Ended July       Ended November        Ended July       Ended November         Ended July
                    30, 1997            31, 1997             30, 1997           31, 1997            30, 1997            31, 1997
                ----------------      -------------     ----------------     -------------      -----------------    -------------

California
Municipal Fund
- Class A         $ 149,000             $217,509           $   -0-             $   -0-             $ 149,000            $217,509
- Class B         $   2,620             $ 11,719           $ 1,139             $ 2,734             $   1,481            $  8,985


                                     Fiscal year Ended                         Fiscal Year Ended                  Fiscal Year Ended
                                     November 30, 1997                         November 30, 1997                  November 30, 1997
                                     -----------------                         -----------------                  -----------------

National
Municipal Fund
- Class A                             $ 74,764                                 $   -0-                            $ 74,764
- Class B                             $419,335                                 $ 261,396                          $157,939

New York
Municipal Fund
 -Class A                             $429,622                                 $   -0-                            $429,622
 -Class B                             $100,360                                 $  33,165                          $ 67,195


The Minnesota Municipal Fund has not completed its first fiscal year.

                              REDEMPTION OF SHARES

          THE FOLLOWING INFORMATION SUPPLEMENTS AND SHOULD BE READ IN CONJUNCTION WITH THE SECTION OF EACH FUND PROSPECTUS ENTITLED "HOW TO REDEEM SHARES."

          CHECK REDEMPTION PRIVILEGE. Each Fund provides Redemption Checks ("Checks") automatically upon opening an account, unless the investor specifically refuses the Check Redemption Privilege by checking the applicable "No" box on the Account Application. The Check Redemption Privilege may be established for an existing account by a separate signed Shareholder Services Form. Checks will be sent only to the registered owner(s) of the account and only to the address of record. The Account Application or Shareholder Services Form must be manually signed by the registered owner(s). Checks are drawn on the investor's Fund account and may be made payable to the order of any person in an amount of $500 or more. When a Check is presented to the Transfer Agent for payment, the Transfer Agent, as the investor's agent, will cause the Fund to redeem a sufficient number of full or fractional shares in the investor's account to cover the amount of the Check. Dividends are earned until the Check clears. After clearance, a copy of the Check will be returned to the investor. Investors generally will be subject to the same rules and regulations that apply to checking accounts, although the election of this Privilege creates only a shareholder-transfer agent relationship with the Transfer Agent.

          If the amount of the Check is greater than the value of the shares in an investor's account, the Check will be returned marked insufficient funds. Checks should not be used to close an account.

          WIRE REDEMPTION PRIVILEGE. By using this Privilege, the investor authorizes the Transfer Agent to act on wire, telephone or letter redemption instructions from any person representing himself or herself to be the investor, or a representative of the investor's Service Agent, and reasonably believed by the Transfer Agent to be genuine. Ordinarily, each Fund will initiate payment for shares redeemed pursuant to this Privilege on the same business day if the Transfer Agent receives the redemption request in proper form prior to 5:00 p.m., New York time, on such day; otherwise the Fund will initiate payment on the next business day. Redemption proceeds ($1,000 minimum) will be transferred by Federal Reserve wire only to the commercial bank account specified by the investor on the Account Application or the Shareholder Services Form, or to a correspondent bank if the investor's bank is not a member of the Federal Reserve System. Fees ordinarily are imposed by such bank and borne by the investor. Immediate notification by the correspondent bank to the investor's bank is necessary to avoid a delay in crediting the funds to the investor's bank account.

          Investors with access to telegraphic equipment may wire redemption requests to the Transfer Agent by employing the following transmittal code which may be used for domestic or overseas transmissions:

                                                       Transfer Agent's
         TRANSMITTAL CODE                              ANSWER BACK SIGN
         ----------------                              ----------------

              144295                                   144295 TSSG PREP

          Investors who do not have direct access to telegraphic equipment may have the wire transmitted by contacting a TRT Cables operator at 1-800-654-7171, toll free. Investors also should advise the operator that the above transmittal code must be used and also inform the operator of the Transfer Agent's answer back sign.

          To change the commercial bank or account designated to receive redemption proceeds, a written request must be sent to the Transfer Agent. This request must be signed by each shareholder, with each signature guaranteed as described below under "Stock Certificates; Signatures."

          TELETRANSFER PRIVILEGE. (CALIFORNIA MUNICIPAL FUND, MINNESOTA MUNICIPAL FUND AND NEW YORK MUNICIPAL FUND ONLY) Investors should be aware that if they have selected the TELETRANSFER privilege, any request for a wire redemption will be effected as a TELETRANSFER transaction through the Automated Clearing House (ACH) system unless more prompt transmittal specifically is requested. Redemption proceeds will be on deposit in the investor's account at an ACH member bank ordinarily two business days after receipt of the redemption request. See "Purchase of Shares--TELETRANSFER Privilege."

          STOCK CERTIFICATES; SIGNATURES. Any certificates representing Fund shares to be redeemed must be submitted with the redemption request. Written redemption requests must be signed by each shareholder, including each holder of a joint account, and each signature must be guaranteed. Signatures on endorsed certificates submitted for redemption also must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP"), and the Stock Exchanges Medallion Program. Guarantees must be signed by an authorized signatory of the guarantor and "Signature-Guaranteed" must appear with the signature. The Transfer Agent may request additional documentation from corporations, executors, administrators, trustees or guardians, and may accept other suitable verification arrangements from foreign investors, such as consular verification. For more information with respect to signature-guarantees, please call one of the telephone numbers listed on the cover.

          REDEMPTION COMMITMENT. Each Fund has committed itself to pay in cash all redemption requests by any shareholder of record, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the value of the Fund's net assets at the beginning of such period. Such commitment is irrevocable without the prior approval of the Securities and Exchange Commission. In the case of requests for redemption in excess of such amount, each Fund's Board reserves the right to make payments in whole or in part in securities or other assets of the Fund in case of an emergency or any time a cash distribution would impair the liquidity of the Fund to the detriment of the existing shareholders. In such event, the securities would be valued in the same manner as the Fund's portfolio is valued. If the recipient sold such securities, brokerage charges might be incurred.

          SUSPENSION OF REDEMPTIONS. The right of redemption may be suspended or the date of payment postponed (a) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) when trading in the markets a Fund ordinarily utilizes is restricted, or when an emergency exists as determined by the Securities and Exchange Commission so that disposal of a Fund's investments or determination of its net asset value is not reasonably practicable, or (c) for such other periods as the Securities and Exchange Commission by order may permit to protect a Fund's shareholders.


                              SHAREHOLDER SERVICES

          THE FOLLOWING INFORMATION SUPPLEMENTS AND SHOULD BE READ IN CONJUNCTION WITH THE SECTION OF EACH FUND PROSPECTUS ENTITLED "SHAREHOLDER SERVICES."

          FUND EXCHANGES. Shares of other funds purchased by exchange will be purchased on the basis of relative net asset value per share as follows:

         A. Exchanges for shares of funds that are offered without a sales load will be made without a sales load.

         B. Shares of funds purchased without a sales load may be exchanged for shares of other funds sold with a sales load, and the applicable sales load will be deducted.

         C. Shares of funds purchased with a sales load may be exchanged for shares of other funds sold without a sales load.

         D. Shares of funds purchased with a sales load, shares of funds acquired by a previous exchange from shares purchased with a sales load, and additional shares acquired through reinvestment of dividends or distributions of any such funds (collectively referred to herein as "Purchased Shares") may be exchanged for shares of other funds sold with a sales load (referred to herein as "Offered Shares"), provided that, if the sales load applicable to the Offered Shares exceeds the maximum sales load that could have been imposed in connection with the Purchased Shares (at the time the Purchased Shares were acquired), without giving effect to any reduced loads, the difference will be deducted.

          To accomplish an exchange under item D above, shareholders must notify the Transfer Agent of their prior ownership of fund shares and their account number.

          To request an exchange, an investor, or an investor's Service Agent acting on the investor's behalf, must give exchange instructions to the Transfer Agent in writing or by telephone. The ability to issue exchange instructions by telephone is given to all Fund shareholders automatically, unless the investor checks the applicable "No" box on the Account Application, indicating that the investor specifically refuses this Privilege. By using the Telephone Exchange Privilege, the investor authorizes the Transfer Agent to act on telephonic instructions (including over The Dreyfus Touch(R) automated telephone system) from any person representing himself or herself to be the investor or a representative of the investor's Service Agent, and reasonably believed by the Transfer Agent to be genuine. Telephone exchanges may be subject to limitations as to the amount involved or the number of telephone exchanges permitted. Shares issued in certificate form are not eligible for telephone exchanges.

          To establish a personal retirement plan by exchange, shares of the fund being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made.

          AUTO-EXCHANGE PRIVILEGE. The Auto-Exchange Privilege permits an investor to purchase, in exchange for shares of a Fund, shares of certain other funds in the Dreyfus Family of Funds. This Privilege is available only for existing accounts. Shares will be exchanged on the basis of relative net asset value as described above under "Fund Exchanges." Enrollment in or modification or cancellation of this Privilege is effective three business days following notification by the investor. An investor will be notified if his account falls below the amount designated to be exchanged under this Privilege. In this case, an investor's account will fall to zero unless additional investments are made in excess of the designated amount prior to the next Auto-Exchange transaction. Shares held under IRA and other retirement plans are eligible for this Privilege. Exchanges of IRA shares may be made between IRA accounts and from regular accounts to IRA accounts, but not from IRA accounts to regular accounts. With respect to all other retirement accounts, exchanges may be made only among those accounts.

          Fund Exchanges and the Auto-Exchange Privilege are available to shareholders resident in any state in which shares of the fund being acquired legally may be sold. Shares may be exchanged only between accounts having identical names and other identifying designations.

          Shareholder Services Forms and prospectuses of the other funds may be obtained by calling 1-800-645-6561. Each Fund reserves the right to reject any exchange request in whole or in part. The Fund Exchanges service or the Auto-Exchange Privilege may be modified or terminated at any time upon notice to shareholders.

          AUTOMATIC WITHDRAWAL PLAN. The Automatic Withdrawal Plan permits an investor with a $5,000 minimum account to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis. Withdrawal payments are the proceeds from sales of Fund shares, not the yield on the shares. If withdrawal payments exceed reinvested dividends and distributions, the investor's shares will be reduced and eventually may be depleted. Automatic Withdrawal may be terminated at any time by the investor, the Fund or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.

          DIVIDEND SWEEP. Dividend Sweep allows investors to invest automatically their dividends or dividends and capital gain distributions, if any, paid by a Fund in shares of another fund in the Dreyfus Family of Funds of which the investor is a shareholder. Shares of other funds purchased pursuant to this privilege will be purchased on the basis of relative net asset value per share as follows:

          A. Dividends and distributions paid by a fund may be invested without imposition of a sales load in shares of other funds that are offered without a sales load.

          B. Dividends and distributions paid by a fund which does not charge a sales load may be invested in shares of other funds sold with a sales load, and the applicable sales load will be deducted.

          C. Dividends and distributions paid by a fund which charges a sales load may be invested in shares of other funds sold with a sales load (referred to herein as "Offered Shares"), provided that, if the sales load applicable to the Offered Shares exceeds the maximum sales load charged by the fund from which dividends or distributions are being swept, without giving effect to any reduced loads, the difference will be deducted.

          D. Dividends and distributions paid by a fund may be invested in shares of other funds that impose a contingent deferred sales charge ("CDSC") and the applicable CDSC, if any, will be imposed upon redemption of such shares.

          CORPORATE PENSION/PROFIT-SHARING AND PERSONAL RETIREMENT PLANS. (GOVERNMENT MONEY FUND AND MONEY FUND) Each of the Government Money Fund and the Money Fund makes available to corporations a variety of prototype pension and profit-sharing plans, including Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, IRAs set up under a Simplified Employee Pension Plan ("SEP-IRAs"), rollover IRAs and Education IRAs), 401(k) Salary Reduction Plans and 403(b)(7) Plans. Plan support services also are available. Investors can obtain details on the various plans by calling the following numbers toll free: for Keogh Plans, please call 1-800-358-5566; for IRAs (except SEP-IRAs), please call 1-800-645-6561; or for SEP-IRAs, 401(k) Salary Reduction Plan and 403(b)(7) Plans, please call 1-800-322-7880.

          Investors who wish to purchase Fund shares in conjunction with a Keogh Plan, a 403(b)(7) Plan or an IRA, including a SEP-IRA, may request from the Distributor forms for adoption of such plans.

          The entity acting as custodian for Keogh Plans, 403(b)(7) Plans or IRAs may charge a fee, payment of which could require the liquidation of shares. All fees charged are described in the appropriate form.

          SHARES MAY BE PURCHASED IN CONNECTION WITH THESE PLANS ONLY BY DIRECT REMITTANCE TO THE ENTITY WHICH ACTS AS CUSTODIAN. SUCH PURCHASES WILL BE EFFECTIVE WHEN PAYMENTS RECEIVED BY THE TRANSFER AGENT ARE CONVERTED INTO FEDERAL FUNDS. PURCHASES FOR THESE PLANS MAY NOT BE MADE IN ADVANCE OF RECEIPT OF FUNDS.

          The minimum initial investment for corporate plans, salary reduction plans, 403(b)(7) Plans and SEP-IRAs, with more than one participant, is $2,500, with no minimum for subsequent purchases. The minimum initial investment is $750 for Dreyfus-sponsored Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs and rollover IRAs) and 403(b)(7) Plans with only one participant and $500 for Education IRAs, with no minimum for subsequent purchases.

          The investor should read the prototype retirement plans and the applicable form of custodial agreement for further details as to eligibility, service fees and tax implications, and should consult a tax adviser.


                        DETERMINATION OF NET ASSET VALUE

          THE FOLLOWING INFORMATION SUPPLEMENTS AND SHOULD BE READ IN CONJUNCTION WITH THE SECTION OF EACH FUND PROSPECTUS ENTITLED "HOW TO BUY SHARES."

          AMORTIZED COST PRICING. The valuation of each Fund's portfolio securities is based upon their amortized cost, which does not take into account unrealized capital gains or losses. This involves valuing an instrument at its cost and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. While this method provides certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price the Fund would receive if it sold the instrument.

          Each Fund's Board has established, as a particular responsibility within the overall duty of care owed to the Fund's shareholders, procedures reasonably designed to stabilize the Fund's price per share as computed for the purpose of purchases and redemptions at $1.00. Such procedures include review of the Fund's portfolio holdings by the Board, at such intervals as it may deem appropriate, to determine whether the Fund's net asset value calculated by using available market quotations or market equivalents deviates from $1.00 per share based on amortized cost. In such review, investments for which market quotations are readily available will be valued at the most recent bid price or yield equivalent for such securities or for securities of comparable maturity, quality and type, as obtained from one or more of the major market makers for the securities to be valued. Other investments and assets, to the extent a Fund is permitted to invest in such instruments, will be valued at fair value as determined in good faith by the Board. With respect to the Municipal Funds, market quotations and market equivalents used in the Board's review are obtained from an independent pricing service (the "Service") approved by the Board. The Service values these Funds' investments based on methods which include considerations of: yields or prices of municipal obligations of comparable quality, coupon, maturity and type; indications of values from dealers; and general market conditions. The Service also may employ electronic data processing techniques and/or a matrix system to determine valuations.

          The extent of any deviation between a Fund's net asset value based upon available market quotations or market equivalents and $1.00 per share based on amortized cost will be examined by the Fund's Board. If such deviation exceeds 1/2 of 1%, the Board promptly will consider what action, if any, will be initiated. In the event a Fund's Board determines that a deviation exists which may result in material dilution or other unfair results to investors or existing shareholders, it has agreed to take such corrective action as it regards as necessary and appropriate, including: selling portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity; withholding dividends or paying distributions from capital or capital gains; redeeming shares in kind; or establishing a net asset value per share by using available market quotations or market equivalents.

          NEW YORK STOCK EXCHANGE AND TRANSFER AGENT CLOSINGS. The holidays (as observed) on which both the New York Stock Exchange and the Transfer Agent are closed currently are: New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.


                       DIVIDENDS, DISTRIBUTIONS AND TAXES

          THE FOLLOWING INFORMATION SUPPLEMENTS AND SHOULD BE READ IN CONJUNCTION WITH THE SECTION OF EACH FUND PROSPECTUS ENTITLED "DIVIDENDS, DISTRIBUTIONS AND TAXES."

          Management believes that each Fund (other than the Minnesota Municipal Fund which has not completed its first fiscal year) has qualified as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"), for the fiscal year ended November 30, 1997, and each Fund intends to continue to so qualify, if such qualification is in the best interests of its shareholders. The term "regulated investment company" does not imply the supervision of management or investment practices or policies by any government agency.

          Ordinarily, gains and losses realized from portfolio transactions will be treated as capital gain or loss. However, all or a portion of any gain realized from the sale or other disposition of certain market discount bonds will be treated as ordinary income under Section 1276 of the Code.

          With respect to the California Municipal Fund, if, at the close of each quarter of its taxable year, at least 50% of the value of the Fund's total assets consists of Federal tax exempt obligations, then the Fund may designate and pay Federal exempt-interest dividends from interest earned on all such tax exempt obligations. Such exempt-interest dividends may be excluded by shareholders of the Fund from their gross income for Federal income tax purposes. Dividends derived from Taxable Investments, together with distributions from any net realized short-term securities gains, generally are taxable as ordinary income for Federal income tax purposes whether or not reinvested. Distributions from net realized long-term securities gains generally are taxable as long-term capital gains to a shareholder who is a citizen or resident of the United States, whether or not reinvested and regardless of the length of time the shareholder has held his shares.

          With respect to the California Municipal Fund, if, at the close of each quarter of its taxable year, at least 50% of the value of the Fund's total assets consists of obligations which, when held by an individual, the interest therefrom is exempt from California personal income tax, and if the Fund qualifies as a management company under the California Revenue and Taxation Code, then the Fund will be qualified to pay dividends to its shareholders that are exempt from California personal income tax (but not from California franchise tax) ("California exempt-interest dividends"). However, the total amount of California exempt-interest dividends paid by the Fund to a non-corporate shareholder with respect to any taxable year cannot exceed such shareholder's pro rata share of interest received by the Fund during such year that is exempt from California taxation less any expenses and expenditures deemed to have been paid from such interest.

          For shareholders subject to the California personal income tax, exempt-interest dividends derived from California Municipal Obligations will not be subject to the California personal income tax. Distributions from net realized short-term capital gains to California resident shareholders will be subject to the California personal income tax distributed by the Fund as ordinary income. Distributions from net realized long-term capital gains may constitute long-term capital gains for individual California resident shareholders. Unlike under Federal tax law, the California Municipal Fund's shareholders will not be subject to California personal income tax, or receive a credit for California taxes paid by the Fund, on undistributed capital gains. In addition, California tax law does not consider any portion of the exempt-interest dividends paid an item of tax preference for the purpose of computing the California alternative minimum tax.

          With respect to the Minnesota Municipal Fund, dividends paid by the Fund to a Minnesota resident are not subject to the Minnesota personal income tax to the extent that the dividends are attributable to income received by the Fund as interest from Minnesota Municipal Obligations, provided such attributable dividends represent 95% or more of the exempt-interest dividends that are paid by the Fund. Moreover, dividends paid by the Fund to a Minnesota resident are not subject to the Minnesota personal income tax to the extent that the dividends are attributable to income received by the Fund as interest from the Fund's investment in direct U.S. Government obligations. Dividends and distributions by the Fund to a Minnesota resident that are attributable to most other sources are subject to the Minnesota personal income tax. Dividends and distributions from the Fund will be included in the determination of taxable net income of corporate shareholders who are subject to Minnesota income (franchise) taxes. In addition, dividends attributable to interest received by the Fund that is a preference item for Federal income tax purposes, whether or not such interest is from a Minnesota Municipal Obligation, may be subject to the Minnesota alternative minimum tax. The shares of the Fund are not subject to property taxation by Minnesota or its political subdivisions.


                                YIELD INFORMATION

          THE FOLLOWING INFORMATION SUPPLEMENTS AND SHOULD BE READ IN CONJUNCTION WITH THE SECTION OF EACH FUND PROSPECTUS ENTITLED "YIELD INFORMATION."

          For the seven-day period ended November 30, 1997, the yield and effective yield for Class A and Class B shares of each Fund were as follows:


Name of Fund and Class         Yield                        Effective Yield
----------------------         -----                        ---------------

Government Money Fund
  Class A                      4.84%                        4.96%
  Class B                      4.65% / 4.59%*               4.76% / 4.69%*

Money Fund
  Class A                      4.94%                        5.06%
  Class B                      4.78% / 4.72%*               4.89% / 4.83%*

California Municipal Fund
  Class A                      3.17%                        3.22%
  Class B                      2.83% / 2.76%*               2.87% / 2.80%*

National Municipal Fund
  Class A                      3.33%                        3.38%
  Class B                      2.98% / 2.87%*               3.02% / 2.91%*

New York Municipal Fund
  Class A                      3.13%                        3.18%
  Class B                      2.86% / 2.75%*               2.90% / 2.79%*

----------------

*  Net of absorbed expenses.

          Yield is computed in accordance with a standardized method which involves determining the net change in the value of a hypothetical pre-existing Fund account having a balance of one share at the beginning of a seven calendar day period for which yield is to be quoted, dividing the net change by the value of the account at the beginning of the period to obtain the base period return, and annualizing the results (i.e., multiplying the base period return by 365/7). The net change in the value of the account reflects the value of additional shares purchased with dividends declared on the original share and any such additional shares and fees that may be charged to shareholder accounts, in proportion to the length of the base period and the Fund's average account size, but does not include realized gains and losses or unrealized appreciation and depreciation. Effective yield is computed by adding 1 to the base period return (calculated as described above), raising that sum to a power equal to 365 divided by 7, and subtracting 1 from the result. Both yield figures take into account any applicable distribution and service fees. As a result, at any given time, the performance of Class B shares should be expected to be lower than that of Class A shares.

          As to the Municipal Funds, tax equivalent yield is computed by dividing that portion of the yield or effective yield (calculated as described above) which is tax exempt by 1 minus a stated tax rate and adding the quotient to that portion, if any, of the yield of the Fund that is not tax exempt. Based upon a 1997 Federal and State of California income tax rate of 45.22%, the tax equivalent yield for the 7-day period ended November 30, 1997 for Class A and Class B shares of the California Municipal Fund was as follows:

Name of Fund and Class                                 Tax Equivalent Yield
----------------------                                 --------------------

California Municipal Fund
      Class A                                                 5.79%
      Class B                                                 5.17% / 5.04%*

          Based upon a 1997 Federal tax rate of 39.60%, the tax equivalent yield for the seven-day period ended November 30, 1997 for the Class A and Class B shares of National Municipal Fund was as follows:

Name of Fund and Class                                 Tax Equivalent Yield
----------------------                                 --------------------

National Municipal Fund
      Class A                                                5.51%
      Class B                                                4.93% / 4.75%*

          Based upon a combined 1997 Federal, New York State and New York City personal income tax rate of 46.43%, the tax equivalent yield for the seven-day period ended November 30, 1997 for Class A and Class B shares of the New York Municipal Fund was as follows:

Name of Fund and Class                                 Tax Equivalent Yield
----------------------                                 --------------------

New York Municipal Fund
     Class A                                                 5.84%
     Class B                                                 5.34% / 5.13%*

--------------
*   Net of absorbed expenses.

          The tax equivalent yields noted above for the National Municipal Fund represent the application of the highest Federal marginal personal income tax rate currently in effect. The taxes equivalent figures, however, do not include the potential effect of any state or local (including, but not limited to, county, district or city) taxes, including applicable surcharges. The tax equivalent yield noted above for the California Municipal Fund represents the application of the highest Federal and State of California marginal personal income tax rates presently in effect. The tax equivalent yields noted above for the New York Municipal Fund represent the application of the highest Federal, New York State, and New York City marginal personal income tax rates presently in effect. For Federal personal income tax purposes a 39.60% tax rate has been used, for California Sate income tax purposes the rate of 9.30% has been used, and for New York State and New York City personal income tax purposes, the rates of 6.85% and 4.46%, respectively, have been used. In addition, there may be pending legislation which could affect such stated tax rates or yields. Each investor should consult its tax adviser, and consider its own factual circumstances and applicable tax laws, in order to ascertain the relevant tax equivalent yield.

          The Minnesota Municipal Fund has not completed its first fiscal year, therefore, no yield data have been provided for the Fund.

          Yields will fluctuate and are not necessarily representative of future results. The investor should remember that yield is a function of the type and quality of the instruments in the portfolio, portfolio maturity and operating expenses. An investor's principal in a Fund is not guaranteed. See "Determination of Net Asset Value" for a discussion of the manner in which a Fund's price per share is determined.

          From time to time, each Municipal Fund may use hypothetical tax equivalent yields or charts in its advertising. These hypothetical yields or charts will be used for illustrative purposes only and not as being representative of the Fund's past or future performance.

          From time to time, advertising materials for a Fund may refer to or discuss then-current or past economic conditions, developments and/or events, or actual or proposed tax legislation, and may refer to statistical or other information concerning trends relating to investment companies, as compiled by industry associations such as the Investment Company Institute.


                             PORTFOLIO TRANSACTIONS

          Portfolio securities ordinarily are purchased directly from the issuer or from an underwriter or a market maker for the securities. Usually no brokerage commissions, as such, are paid by a Fund for such purchases. Purchases from underwriters of portfolio securities include a concession paid by the issuer to the underwriter and the purchase price paid to, and sales price received from, market makers for the securities may include the spread between the bid and asked price. No brokerage commissions have been paid by any Fund to date.

          Transactions are allocated to various dealers by the portfolio managers of a Fund in their best judgment. The primary consideration is prompt and effective execution of orders at the most favorable price. Subject to that primary consideration, dealers may be selected for research, statistical or other services to enable the Manager to supplement its own research and analysis with the views and information of other securities firms and may be selected based upon their sales of Fund shares.

          Research services furnished by brokers through which a Fund effects securities transactions may be used by the Manager in advising other funds it advises and, conversely, research services furnished to the Manager by brokers in connection with other funds the Manager advises may be used by the Manager in advising the Fund. Although it is not possible to place a dollar value on these services, it is the opinion of the Manager that the receipt and study of such services should not reduce the overall expenses of its research department.


                           INFORMATION ABOUT THE FUNDS

          THE FOLLOWING INFORMATION SUPPLEMENTS AND SHOULD BE READ IN CONJUNCTION WITH THE SECTION OF EACH FUND PROSPECTUS ENTITLED "GENERAL INFORMATION."

          Each Fund share has one vote and, when issued and paid for in accordance with the terms of the offering, is fully paid and non-assessable. Fund shares have equal rights as to dividends and in liquidation. Shares have no preemptive, subscription or conversion rights and are freely transferable.

          The Minnesota Municipal Fund and the National Municipal Fund are separate series of General Municipal Money Market Funds, Inc. (the "Company"). Rule 18f-2 under the 1940 Act provides that any matter required to be submitted under the provisions of the 1940 Act or applicable state law or otherwise to the holders of the outstanding voting securities of an investment company, such as the Company, will not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each series affected by such matter. Rule 18f-2 further provides that a series shall be deemed to be affected by a matter unless it is clear that the interests of each series in the matter are identical or that the matter does not affect any interest of such series. The Rule exempts the selection of independent accountants and the election of Board members from the separate voting requirements of the Rule.

          Each Fund sends annual and semi-annual financial statements to all its shareholders.


               TRANSFER AND DIVIDEND DISBURSING AGENT, CUSTODIAN,
                        COUNSEL AND INDEPENDENT AUDITORS

          Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, P.O. Box 9671, Providence, Rhode Island 02940-9671, is each Fund's transfer and dividend disbursing agent. Under a separate Transfer Agency Agreement with each Fund, the Transfer Agent arranges for the maintenance of shareholder account records for the Fund, the handling of certain communications between shareholders and the Fund and the payment of dividends and distributions payable by the Fund. For these services, the Transfer Agent receives a monthly fee from each Fund computed on the basis of the number of shareholder accounts it maintains for such Fund during the month, and is reimbursed for certain out-of-pocket expenses. The fee paid the Transfer Agent by each Fund for its last fiscal year, including for the Government Money Fund, the Money Fund and the California Municipal Fund, which changed their fiscal year end to November 30, the period ended November 30, 1997, was as follows:


                             Ten-Month Period                 Fiscal Year
                           Ended November 30, 1997       Ended January 31, 1997
                           -----------------------       ----------------------

Government Money Fund             $ 50,005                      $ 58,897
Money Fund                        $156,866                      $213,208



                            Four-Month Period                 Fiscal Year
                           Ended November 30, 1997       Ended July 31, 1997
                           -----------------------       -------------------

California Municipal Fund        $ 33,644                       $114,834



                               Fiscal Year
                          Ended November 30, 1997
                          -----------------------

National Municipal Fund           $161,750
New York Municipal Fund           $176,157

          The Minnesota Municipal Fund has not completed its first fiscal year.

          The Bank of New York, 90 Washington Street, New York, New York 10286, is each Fund's custodian. The Bank of New York has no part in determining the investment policies of each Fund or which securities are to be purchased or sold by the Fund.

          Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038-4982, as counsel for each Fund, has rendered its opinion as to certain legal matters regarding the due authorization and valid issuance of the shares being sold pursuant to the each Fund Prospectus.

          _________________________, independent auditors, have been selected as auditors of each Fund.


             FINANCIAL STATEMENTS AND REPORTS OF INDEPENDENT AUDITOR

          The Annual and Semi-Annual Reports to Shareholders of the Funds are separate documents and the financial statements, accompanying notes and, with respect to the Annual Reports, reports of independent auditors appearing therein are incorporated by reference into this Statement of Additional Information. When requesting a copy of this Statement of Additional Information, you will receive the annual report(s) for the Fund(s) in which you are a shareholder.

          The Minnesota Municipal Fund has not completed its first fiscal year.

                                   APPENDIX A
                                (MONEY FUND ONLY)


          Description of the two highest commercial paper, bond and other short- and long-term rating categories assigned by Standard & Poor's Ratings Group ("S&P"), Moody's Investors Service, Inc. ("Moody's"), Fitch IBCA, Inc. ("Fitch"), Duff & Phelps Credit Rating Co. ("Duff"), and Thomson BankWatch, Inc. ("BankWatch"):

COMMERCIAL PAPER AND SHORT-TERM RATINGS

          The designation A-1 by S&P indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted with a plus sign (+) designation. Capacity for timely payment on issues with an A-2 designation is strong. However, the relative degree of safety is not as high as for issues designated A-1.

          The rating Prime-1 (P-1) is the highest commercial paper rating assigned by Moody's. Issuers of P-1 paper must have a superior capacity for repayment of short-term promissory obligations and ordinarily will be evidenced by leading market positions in well established industries, high rates of return of funds employed, conservative capitalization structures with moderate reliance on debt and ample asset protection, broad margins in earnings coverage of fixed financial charges and high internal cash generation, and well established access to a range of financial markets and assured sources of alternate liquidity. Issues rated Prime-2 (P-2) have a strong capacity for repayment of short-term promissory obligations. This ordinarily will be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

          The rating Fitch-1 (Highest Grade) is the highest commercial paper rating assigned by Fitch. Paper rated Fitch-1 is regarded as having the strongest degree of assurance for timely payment. The rating Fitch-2 (Very Good Grade) is the second highest commercial paper rating assigned by Fitch which reflects an assurance of timely payment only slightly less in degree than the strongest issues.

          The rating Duff-1 is the highest commercial paper rating assigned by Duff. Paper rated Duff-1 is regarded as having very high certainty of timely payment with excellent liquidity factors which are supported by ample asset protection. Risk factors are minor. Paper rated Duff-2 is regarded as having good certainty of timely payment, good access to capital markets and sound liquidity factors and company fundamentals. Risk factors are small.

          The rating TBW-1 is the highest short-term obligation rating assigned by BankWatch. Obligations rated TBW-1 are regarded as having the strongest capacity for timely repayment. Obligations rated TBW-2 are supported by a strong capacity for timely repayment, although the degree of safety is not as high as for issues rated TBW-1.

BOND AND LONG-TERM RATINGS

          Bonds rated AAA are considered by S&P to be the highest grade obligations and possess an extremely strong capacity to pay principal and interest. Bonds rated AA by S&P are judged by S&P to have a very strong capacity to pay principal and interest and, in the majority of instances, differ only in small degrees from issues rated AAA. The rating AA may be modified by the addition of a plus or minus sign to show relative standing within the rating category.

          Bonds rated Aaa by Moody's are judged to be of the best quality. Bonds rated Aa by Moody's are judged by Moody's to be of high quality by all standards and, together with the Aaa group they comprise what are generally known as high-grade bonds. Bonds rated Aa are rated lower than Aaa bonds because margins of protection may not be as large or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger. Moody's applies numerical modifiers 1, 2 and 3 in the Aa rating category. The modifier 1 indicates a ranking for the security in the higher end of this rating category, the modifier 2 indicates a mid-range ranking, and the modifier 3 indicates a ranking in the lower end of the rating category.

          Bonds rated AAA by Fitch are judged by Fitch to be strictly high grade, broadly marketable, suitable for investment by trustees and fiduciary institutions and liable to slight market fluctuation other than through changes in the money rate. The prime feature of an AAA bond is a showing of earnings several times or many times interest requirements, with such stability of applicable earnings that safety is beyond reasonable question whatever changes occur in conditions. Bonds rated AA by Fitch are judged by Fitch to be of safety virtually beyond question and are readily salable, whose merits are not unlike those of the AAA class, but whose margin of safety is less strikingly broad. The issue may be the obligation of a small company, strongly secured but influenced as to rating by the lesser financial power of the enterprise and more local type of market.

          Bonds rated AAA by Duff are considered to be of the highest credit quality. The risk factors are negligible, being only slightly more than U.S. Treasury debt. Bonds rated AA are considered by Duff to be of high credit quality with strong protection factors. Risk is modest but may vary slightly from time to time because of economic conditions.

          Fitch also assigns a rating to certain international and U.S. banks. A Fitch bank rating represents Fitch's current assessment of the strength of the bank and whether such bank would receive support should it experience difficulties. In its assessment of a bank, Fitch uses a dual rating system comprised of Legal Ratings and Individual Ratings. In addition, Fitch assigns banks Long- and Short-Term Ratings as used in the corporate ratings discussed above. Legal Ratings, which range in gradation from 1 through 5, address the question of whether the bank would receive support from central banks or shareholders if it experienced difficulties, and such ratings are considered by Fitch to be a prime factor in its assessment of credit risk. Individual Ratings, which range in gradations from A through E, represent Fitch's assessment of a bank's economic merits and address the question of how the bank would be viewed if it were entirely independent and could not rely on support from state authorities or its owners.

          In addition to ratings of short-term obligations, BankWatch assigns a rating to each issuer it rates, in gradations of A through E. BankWatch examines all segments of the organization including, where applicable, the holding company, member banks or associations, and other subsidiaries. In those instances where financial disclosure is incomplete or untimely, a qualified rating (QR) is assigned to the institution. BankWatch also assigns, in the case of foreign banks, a country rating which represents an assessment of the overall political and economic stability of the country in which the bank is domiciled.

                                   APPENDIX B
                                (MUNICIPAL FUNDS)

          Description of certain S&P, Moody's and Fitch ratings:

S&P

MUNICIPAL BOND RATINGS

          An S&P municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation.

          The ratings are based on current information furnished by the issuer or obtained by S&P from other sources it considers reliable, and will include:
(1) likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation; (2) nature of and provisions of the obligation; and (3) protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

                                       AAA

          Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

                                       AA

          Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in a small degree.

MUNICIPAL NOTE RATINGS

                                      SP-1

          The issuers of these municipal notes exhibit very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given a plus (+) designation.

COMMERCIAL PAPER RATINGS

          The rating A is the highest rating and is assigned by S&P to issues that are regarded as having the greatest capacity for timely payment. Issues in this category are delineated with the numbers 1, 2 and 3 to indicate the relative degree of safety. Paper rated A-1 indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted with a plus sign (+) designation.



Moody's

MUNICIPAL BOND RATINGS

                                       Aaa

          Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

                                       Aa

          Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what generally are known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. Bonds in the Aa category which Moody's believes possess the strongest investment attributes are designated by the symbol Aa1.

COMMERCIAL PAPER RATINGS

          The rating Prime-1 (P-1) is the highest commercial paper rating assigned by Moody's. Issuers of P-1 paper must have a superior capacity for repayment of short-term promissory obligations, and ordinarily will be evidenced by leading market positions in well established industries, high rates of return on funds employed, conservative capitalization structures with moderate reliance on debt and ample asset protection, broad margins in earnings coverage of fixed financial charges and high internal cash generation, and well established access to a range of financial markets and assured sources of alternate liquidity. Issuers rated Prime-2 (P-2) have a strong ability for repayment of senior short-term debt obligations. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

 MUNICIPAL NOTE RATINGS

          Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade (MIG). Such ratings recognize the difference between short-term credit risk and long-term risk. Factors affecting the liquidity of the borrower and short-term cyclical elements are critical in short-term ratings, while other factors of major importance in bond risk, long-term secular trends for example, may be less important over the short run.

          A short-term rating may also be assigned on an issue having a demand feature. Such ratings will be designated as VMIG or, if the demand feature is not rated, as NR. Short-term ratings on issues with demand features are differentiated by the use of the VMIG symbol to reflect such characteristics as payment upon periodic demand rather than fixed maturity dates and payment relying on external liquidity. Additionally, investors should be alert to the fact that the source of payment may be limited to the external liquidity with no or limited legal recourse to the issuer in the event the demand is not met.

          Moody's short-term ratings are designated Moody's Investment Grade as MIG 1 or VMIG 1 through MIG 4 or VMIG 4. As the name implies, when Moody's assigns a MIG or VMIG rating, all categories define an investment grade situation.

                                  MIG 1/VMIG 1

          This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

                                  MIG 2/VMIG 2

          This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.


Fitch

MUNICIPAL BOND RATINGS


          The ratings represent Fitch's assessment of the issuer's ability to meet the obligations of a specific debt issue or class of debt. The ratings take into consideration special features of the issue, its relationship to other obligations of the issuer, the current financial condition and operating performance of the issuer and of any guarantor, as well as the political and economic environment that might affect the issuer's future financial strength and credit quality.

                                       AAA

          Bonds rated AAA are considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

                                       AA

          Bonds rated AA are considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA. Because bonds rated in the AAA and AA categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated F-1+.

          Plus (+) and minus (-) signs are used with a rating symbol to indicate the relative position of a credit within the rating category.

SHORT-TERM RATINGS

          Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

          Although the credit analysis is similar to Fitch's bond ratings analysis, the short-term rating places greater emphasis than bond ratings on the existence of liquidity necessary to meet the issuer's obligations in a timely manner.

                                      F-1+

          EXCEPTIONALLY STRONG CREDIT QUALITY. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.


                                       F-1

         VERY STRONG CREDIT QUALITY. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated F-1+.

                                       F-2

          GOOD CREDIT QUALITY. Issues carrying this rating have a satisfactory degree of assurance for timely payments, but the margin of safety is not as great as the F-1+ and F-1 categories.

                                   APPENDIX C

                  INVESTING IN CALIFORNIA MUNICIPAL OBLIGATIONS

           RISK FACTORS--INVESTING IN CALIFORNIA MUNICIPAL OBLIGATIONS

          Certain California (the "State") constitutional amendments, legislative measures, executive orders, civil actions and voter initiatives, as well as the general financial condition of the State, could adversely affect the ability of issuers of California Municipal Obligations to pay interest and principal on such obligations. The following information constitutes only a brief summary, does not purport to be a complete description, and is based on information drawn from official statements relating to securities offerings of the State of California and various local agencies, available as of the date of this Statement of Additional Information. While the Fund has not independently verified such information, it has no reason to believe that such information is not correct in all material respects.

         RECENT DEVELOPMENTS. From mid-1990 to late 1993, the State suffered a recession with the worst economic, fiscal and budget conditions since the 1930s. Construction, manufacturing (especially aerospace), exports and financial services, among others, were all severely affected. Job losses have been the worst of any post-war recession. Unemployment reached 10.1% in January 1994, but fell sharply to 7.7% in October and November 1994. According to the State's Department of Finance, recovery from the recession in California began in 1994.

         The recession seriously affected State tax revenues, which basically mirror economic conditions. It also has caused increased expenditures for health and welfare programs. The State also has been facing a structural imbalance in its budget with the largest programs supported by the General Fund (K-12 schools and community colleges, health and welfare, and corrections) growing at rates higher than the growth rates for the principal revenue sources of the General Fund. As a result, the State experienced recurring budget deficits in the late 1980s and early 1990s. The State Controller reported that expenditures exceeded revenues for four of the five years ending with 1991-92. However, at June 30, 1996, according to the Department of Finance, the State's Special Fund for Economic Uncertainties ("SFEU") had a small negative balance of approximately $87 million, all but eliminating the accumulated budget deficit from early 1990's.

         The accumulated budget deficits over the past several years, together with expenditures for school funding which have not been reflected in the budget, and reduction of available internal borrowable funds, have combined to significantly deplete the State's cash resources to pay its ongoing expenses. In order to meet its cash needs, the State has had to rely for several years on a series of external borrowings, including borrowings past the end of a fiscal year. Such borrowings are expected to continue in future fiscal years. To meet its cash flow needs in the 1994-95 fiscal year the State issued, in July and August 1994, $4.0 billion of revenue anticipation warrants which mature on April 25, 1996, and $3.0 billion of revenue anticipation notes which matured on June 28, 1995.

          The State issued $3.0 billion of revenue anticipation notes for 1996-97 fiscal year end on August 7, 1996, which matured on June 30, 1997.

          As a result of the deterioration in the State's budget and cash situation, the rating agencies reduced the State's credit ratings. Between October 1991 and July 1994, the rating on the State's general obligation bonds was reduced by S&P from "AAA" to "A," by Moody's from "Aaa" to "A1" and by Fitch from "AAA" to "A."

          The 1996-97 Fiscal Year Budget projects $47.6 billion of General Fund revenues and transfers and $47.3 billion of budgeted expenditures.

          It projects $50.7 billion of General Fund revenues and transfers and $50.3 billion of budgeted expenditures and projects a balance in the SEFU of $552 million on June 30, 1998.

          The 1997-98 Fiscal Year Budget was released by the Governor on January 9, 1997.

          On December 6, 1994, Orange County, California (the "County"), together with its pooled investment funds (the "County Funds") filed for protection under Chapter 9 of the Federal Bankruptcy Code, after reports that the County Funds had suffered significant market losses in their investments, causing a liquidity crisis for the County Funds and the County. More than 200 other public entities, most of which, but not all, are located in the County, were also depositors in the Funds. As of mid-January 1995, following a restructuring of most of the Funds' assets to increase their liquidity and reduce their exposure to interest rate increases, the County estimated the County Funds' loss at about $1.69 billion, or about 23% of their initial deposits of approximately $7.5 billion. Many of the entities which deposited monies in the Funds, including the County, are facing cash flow difficulties because of the bankruptcy filing and may be required to reduce programs or capital projects. This may also effect their ability to meet there outstanding obligations.

          The State has no existing obligation with respect to any outstanding obligations or securities of the County or any of the other participating entities. However, in the event the County is unable to maintain county administered State programs because of insufficient resources, it may be necessary for the State to intervene, but the State cannot presently predict what, if any, action may occur.

          STATE FINANCES. State moneys are segregated into the General Fund and approximately 800 Special Funds including, Bond, Trust and Pension Funds. The General Fund consists of the revenues received into the State Treasury and earnings from State investments, which are not required by law to be credited to any other fund. The General Fund is the principal operating fund for the majority of governmental activities and is the depository of most major State revenue sources.

          The SFEU is funded with General Fund revenues and was established to protect the State from unforeseen reduced levels of revenues and/or unanticipated expenditure increases. Amounts in the SFEU may be transferred by the Controller as necessary to meet cash needs of the General Fund. The Controller is required to return moneys so transferred without payment of interest as soon as there are sufficient moneys in the General Fund. For budgeting and accounting purposes, any appropriation made from the SFEU is deemed an appropriation from the General Fund. For year-end reporting purposes, the Controller is required to add the balance in the SFEU to the balance in the General Fund so as to show the total monies then available for General Fund purposes.

          Inter-fund borrowing has been used for many years to meet temporary imbalances of receipts and disbursements in the General Fund. As of June 30, 1996, the General Fund had outstanding loans from the SFEU and Special Funds in the amount of $1.5 billion.

          ARTICLES XIIIA AND XIIIB. XIIC AND XIIID TO THE STATE CONSTITUTION AND OTHER REVENUE LAW CHANGES. Prior to 1977, revenues of the State government experienced significant growth primarily as a result of inflation and continuous expansion of the tax base of the State. In 1978, State voters approved an amendment to the State Constitution known as Proposition 13, which added Article XIIIA to the State Constitution, reducing ad valorem local property taxes by more than 50%. In addition, Article XIIIA provides that additional taxes may be levied by cities, counties and special districts only upon approval of not less than a two-thirds vote of the "qualified electors" of such district, and requires not less than a two-thirds vote of each of the two houses of the State Legislature to enact any changes in State taxes for the purpose of increasing revenues, whether by increased rate or changes in methods of computation.

          Primarily as a result of the reductions in local property tax revenues received by local governments following the passage of Proposition 13, the Legislature undertook to provide assistance to such governments by substantially increasing expenditures from the General Fund for that purpose beginning in the 1978-79 fiscal year. In recent years, in addition to such increased expenditures, the indexing of personal income tax rates (to adjust such rates for the effects of inflation), the elimination of certain inheritance and gift taxes and the increase of exemption levels for certain other such taxes had a moderating impact on the growth in State revenues. In addition, the State has increased expenditures by providing a variety of tax credits, including renters' and senior citizens' credits and energy credits.

          The State is subject to an annual "appropriations limit" imposed by
Article XIIIB of the State Constitution adopted in 1979. Article XIIIB prohibits the State from spending "appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitations" are authorizations to spend "proceeds of taxes," which consist of tax revenues, and certain other funds, including proceeds from regulatory licenses, user charges or other fees to the extent that such proceeds exceed "the cost reasonably borne by such entity in providing the regulation, product or service." One of the exclusions from these limitations is "debt service" (defined as "appropriations required to pay the cost of interest and redemption charges, including the funding of any reserve or sinking fund required in connection therewith, on indebtedness existing or legally authorized as of January 1, 1979 or on bonded indebtedness thereafter approved" by the voters). In addition, appropriations required to comply with mandates of courts or the Federal government and, pursuant to Proposition 111 enacted in June 1990, appropriations for qualified capital outlay projects and appropriations of revenues derived from any increase in gasoline taxes and motor vehicle weight fees above January 1, 1990 levels are not included as appropriations subject to limitation. In addition, a number of recent initiatives were structured or proposed to create new tax revenues dedicated to certain specific uses, with such new taxes expressly exempted from the Article XIIIB limits (e.g., increased cigarette and tobacco taxes enacted by Proposition 99 in 1988). The appropriations limit also may be exceeded in cases of emergency. However, unless the emergency arises from civil disturbance or natural disaster declared by the Governor, and the appropriations are approved by two-thirds of the Legislature, the appropriations limit for the next three years must be reduced by the amount of the excess.

          The State's appropriations limit in each year is based on the limit for the prior year, adjusted annually for changes in California per capita personal income and changes in population, and adjusted, when applicable, for any transfer of financial responsibility of providing services to or from another unit of government. The measurement of change in population is a blended average of statewide overall population growth, and change in attendance at local school and community college ("K-14") districts. As amended by Proposition 111, the appropriations limit is tested over consecutive two-year periods. Any excess of the aggregate "proceeds of taxes" received over such two-year periods above the combined appropriations limits for those two years is divided equally between transfers to K-14 districts and refunds to taxpayers.

          As originally enacted in 1979, the State's appropriations limit was based on its 1978-79 fiscal year authorizations to expend proceeds of taxes and was adjusted annually to reflect changes in cost of living and population (using different definitions, which were modified by Proposition 111). Commencing with the 1991-92 fiscal year, the State's appropriations limit is adjusted annually based on the actual 1986-87 limit, and as if Proposition 111 had been in effect. The State Legislature has enacted legislation to implement Article XIIIB which defines certain terms used in Article XIIIB and sets forth the methods for determining the State's appropriations limit. Government Code Section 7912 requires an estimate of the State's appropriations limit to be included in the Governor's Budget, and thereafter to be subject to the budget process and established in the Budget Act.

          For the 1993-94 fiscal year, the State appropriations limit was $36.60 billion, and appropriations subject to limitation were $6.55 billion under the limit. The limit for the 1994-95 fiscal year was $37.55 billion, and appropriations subject to limitations were $5.93 billion under the limit. The limit for the 1992 fiscal year was $39.31 billion, and the appropriations subject to limitation were estimated to be $5.12 billion under the limit. The limit for the 1996-97 fiscal year was $42 billion, and the appropriations subject to limitation were estimated to be $7.12 billion under the limit.

          In November 1988, State voters approved Proposition 98, which changed State funding of public education below the university level and the operation of the State's appropriations limit, primarily by guaranteeing K-14 schools a minimum share of General Fund revenues. Under Proposition 98 (as modified by Proposition 111, which was enacted in June 1990), K-14 schools are guaranteed the greater of (a) 40.3% of General Fund revenues ("Test 1"), (b) the amount appropriated to K-14 schools in the prior year, adjusted for changes in the cost of living (measured as in Article XIIIB by reference to California per capita personal income) and enrollment ("Test 2"), or (c) a third test, which would replace the second test in any year when the percentage growth in per capita General Fund revenues from the prior year plus .5% is less than the percentage growth in California per capita personal income ("Test 3"). Under "Test 3," schools would receive the amount appropriated in the prior year adjusted for changes in enrollment and per capita General Fund revenues, plus an additional small adjustment factor. If "Test 3" is used in any year, the difference between "Test 3" and "Test 2" would become a "credit" to schools which would be the basis of payments in future years when per capita General Fund revenue growth exceeds per capita personal income growth.

          Proposition 98 permits the Legislature by two-thirds vote of both houses, with the Governor's concurrence, to suspend the K-14 schools' minimum funding formula for a one-year period. In the fall of 1989, the Legislature and the Governor utilized this provision to avoid having 40.3% of revenues generated by a special supplemental sales tax enacted for earthquake relief go to K-14 schools. Proposition 98 also contains provisions transferring certain State tax revenues in excess of the Article XIIIB limit to K-14 schools.

          The 1991-92 Budget Act, applying "Test 2" of Proposition 98, appropriated approximately $18.4 billion for K-14 schools pursuant to Proposition 98. During the course of the fiscal year, revenues proved to be substantially below expectations. By the time the Governor's Budget was introduced in January 1992, it became clear that per capita growth in General Fund revenues for 1991-92 would be far smaller than the growth in California per capita personal income and the Governor's Budget therefore reflected a reduction in Proposition 98 funding in 1991-92 by applying "Test 3" rather than "Test 2."

          In response to the changing revenue situation and to fully fund the Proposition 98 guarantee in both the 1991-92 and 1992-93 fiscal years without exceeding it, the Legislature enacted several bills as part of the 1992-93 budget package which responded to the fiscal crisis in education funding. Fiscal year 1991-92 Proposition 98 appropriations for K-14 schools were reduced by $1.083 billion. In order to not adversely impact cash received by school districts, however, a short-term loan was appropriated from the non-Proposition 98 State General Fund. The Legislature then appropriated $16.6 billion to K-14 schools for 1992-93 (the minimum guaranteed by Proposition 98), but designated $1.083 billion of this amount to "repay" the prior year loan, thereby reducing cash outlays in 1992-93 by that amount. In addition to reducing the 1991-92 fiscal year appropriations for K-14 schools by $1.083 billion and converting the amount to a loan (the "inter-year adjustment"), Chapter 703, Statutes of 1992 also made an adjustment to "Test 1," based on the additional $1.2 billion of local property taxes that were shifted to schools and community colleges. The "Test 1" percentage changed from 40% to 37%. Additionally, Chapter 703 contained a provision that if an appellate court should determine that the "Test 1" recalculation or the inter-year adjustment is unconstitutional, unenforceable or invalid, Proposition 98 would be suspended for the 1992-93 fiscal year, with the result that K-14 schools would receive the amount intended by the 1992-93 Budget Act compromise.

          The State Controller stated in October 1992 that, because of a drafting error in Chapter 703, he could not implement the $1.083 billion reduction of the 1991-92 school funding appropriation, which was part of the inter-year adjustment. The Legislature untimely enacted corrective legislation as part of the 1993-94 Budget package to implement the $1.083 billion inter-year adjustment as originally intended.

          In the 1992-93 Budget Act, a new loan of $732 million was made to K-12 schools in order to maintain per-average daily attendance ("ADA") funding at the same level as 1991-92, at $4,187. An additional loan of $241 million was made to community college districts. These loans are to be repaid from future Proposition 98 entitlements. (The teachers' organization lawsuit also seeks to declare invalid the provision making the $732 million a loan "repayable" from future years' Proposition 98 funds. Including both State and local funds, and adjusting for the loans and repayments, on a cash basis, total Proposition 98 K-12 funding in 1992-93 increased to $21.5 billion, 2.4% more than the amount in 1992-93 ($21.0 billion).

          Based on revised State tax revenues and estimated decreased reported pupil enrollment, the 1993-94 Budget Act projected that the 1992-93 Proposition 98 Budget Act appropriations of $16.6 billion exceeded a revised minimum guarantee by $313 million. As a result, the 1993-94 Budget Act reverted $25 million in 1992-93 appropriations to the General Fund. Limiting the reversion to this amount ensures that per ADA funding for general purposes will remain at the prior year level of $4,217 per pupil. The 1993-94 Governor's Budget subsequently proposed deficiency funding of $121 million for school apportionments and special education, increasing funding per pupil in 1992-93 to $4,244. The 1993-94 Budget Act also designated $98 million in 1992-93 appropriations toward satisfying prior years' guarantee levels, an obligation that resulted primarily from updating State tax revenues for 1991-92, and designates $190 million as a loan repayable from 1993-94 funding.

          The 1993-94 Budget Act projected the Proposition 98 minimum funding level at $13.5 billion based on the "Test 3" calculation where the guarantee is determined by the change in per capita growth in General Fund revenues, which are projected to decrease on a year-over-year basis. This amount also takes into account increased property taxes transferred to school districts from other local governments.

          Legislation accompanying the 1993-94 Budget Act (Chapter 66/93) provided a new loan of $609 million to K-12 schools in order to maintain per ADA funding at $4,217 and a loan of $178 million to community colleges. These loans have been combined with the K-14 1992-93 loans into one loan totalling $1.760 billion. Repayment of this loan would be from future years' Proposition 98 entitlements, and would be conditioned on maintaining current funding levels per pupil for K-12 schools. Chapter 66 also reduced the "Test 1" percentage to 35% to reflect the property tax shift among local government agencies.

          The 1994-95 Budget Act appropriated $14.4 billion of Proposition 98 funds for K14 schools based on Test 2. This exceeds the minimum Proposition 98 guarantee by $8 million to maintain K-12 funding per pupil at $4,217. Based upon updated State revenues, growth rates and inflation factors, the 1994-95 Budget Act appropriated an additional $286 million within Proposition 98 for the 1993-94 fiscal year, to reflect a need in appropriations for school districts and county offices of education, as well as an anticipated deficiency in special education fundings. These and other minor appropriation adjustments increase the 1993-94 Proposition 98 guarantee to $13.8 billion, which exceeds the minimum guarantee in that year by $272 million and provides per pupil funding of $4,225.

          The 1995-96 Governor's Budget adjusts the 1993-94 minimum guarantee to reflect changes in enrollment and inflation, and 1993-94 Proposition 98 appropriations were increased to $14.1 billion, primarily to reflect changes in the statutory continuous appropriation for apportionments. The revised appropriations now exceed the minimum guarantee by $32 million. This appropriation level still provides per-pupil funding of $4,225.

         The 1994-95 Proposition 98 minimum guarantee also has been adjusted for changes in factors described above, and is now calculated to be $14.9 billion. Within the minimum guarantee, the dollars per pupil have been maintained at the prior year's level; consequently, the 1994-95 minimum guarantee now includes a loan repayment of $135 million, and the per-pupil funding increases to $4,231.

          The 1995-96 Governor's Budget proposes to appropriate $15.9 billion of Proposition 98 funds to K-14 to meet the guarantee level. Included within the guarantee is a loan repayment of $379 million for the combined outstanding loans of $1.76 billion. Funding per pupil is estimated to increase by $61 over 1994-95 to $4,292.

          In November 1996, State voters approved Proposition 218, which added Articles XIIIC and XIIID to the State Constitution generally requiring voter approval of most tax or fee increases by local governments and curtailing local governments' use of benefit assessments to fund certain property-related services to finance infrastructure. The amendments extend to all local government entities the requirement that all taxes for general purposes be approved by a majority vote and that all taxes for special purposes be approved by a two-thirds majority vote (including the ratification of those taxes that have been imposed since January 1, 1995 up to the effective date of the amendments). Proposition 218 also limits the use of special assessments or "property-related" fees to services or infrastructure that confer a "special benefit" to specific property; police, fire and other services are now deemed to benefit the public at large and, therefore, could not be funded by special assessments. Finally, the amendments enable the voters to use their initiative power to repeal previously-authorized taxes, assessments, fees and charges. It remains to be seen what impact these Articles will have on existing and future California debt obligations.

          SOURCES OF TAX REVENUE. The California personal income tax, which in 1994-95 contributed about 43% of General Fund revenues, is closely modeled after the Federal income tax law. It is imposed on net taxable income (gross income less exclusions and deductions). The tax is progressive with rates ranging from 1% to 9.3%. Personal, dependent, and other credits are allowed against the gross tax liability. In addition, taxpayers may be subject to an alternative minimum tax ("AMT") which is much like the Federal AMT. This is designed to ensure that excessive use of tax preferences does not reduce taxpayers' liabilities below some minimum level. Legislation enacted in July 1991 added two new marginal tax rates, at 10% and 11%, effective for tax years 1991 through 1995. After 1995, the maximum personal income tax rate returned to 9.3%, and the AMT rate dropped from 8.5% to 7%.

          The personal income tax is adjusted annually by the change in the consumer price index to prevent taxpayers from being pushed into higher tax brackets without a real increase in income.

          The sales tax is imposed upon retailers for the privilege of selling tangible personal property in California. Most retail sales and leases are subject to the tax. However, exemptions have been provided for certain essentials such as food for home consumption, prescription drugs, gas, electricity and water. Sales tax accounted for about 34% of General Fund revenue in 1994-95. Bank and corporation tax revenues comprised about 13% of General Fund revenue in 1994-95. In 1989, Proposition 99 added a 25 cents per pack excise tax on cigarettes, and a new equivalent excise tax on other tobacco products. Legislation enacted in 1993 added an additional 2 cents per pack for the purpose of funding breast cancer research.

          GENERAL FINANCIAL CONDITION OF THE STATE. In the years following enactment of the Federal Tax Reform Act of 1986, and conforming changes to the State's tax laws, taxpayer behavior became more difficult to predict, and the State experienced a series of fiscal years in which revenue came in significantly higher or lower than original estimates. The 1989-90 fiscal year ended with revenues below estimates and the SFEU was fully depleted by June 30, 1990. This date essentially coincided with the date of the most recent recession, and the State subsequently accumulated a budget deficit in the SFEU approaching $2.8 billion at its peak. The State's budget problems in recent years also have been caused by a structural imbalance which has been identified by the current and previous Administrations. The largest General Fund programs -- K-14 education, health, welfare and corrections -- were increasing faster than the revenue base, driven by the State's rapid population increases.

          Starting in the 1990-91 fiscal year, each budget required multibillion dollar actions to bring projected revenues and expenditures into balance and to close large "budget gaps" which were identified. The Legislature and Governor eventually agreed on significant cuts in program expenditures, some transfers of program responsibilities and funding from the State to local governments, revenue increases (particularly in the 1991-92 fiscal year budget), and various one-time adjustments and accounting changes. However, as the recession took hold and deepened after the summer of 1990, revenues dropped sharply and expenditures for health and welfare programs increased as job losses mounted, so that the State ended each of the 1990-91 and 1991-92 fiscal years with an unanticipated deficit in the budget reserve, the SFEU, as compared to projected positive balances.

          As a result of the revenue shortfalls accumulating for the previous two fiscal years, the Controller in April 1992 indicated that cash resources (including borrowing from Special Funds) would not be sufficient to meet all General Fund obligations due on June 30 and July 1, 1992. On June 25, 1992, the Controller issued $475 million of 1992 Revenue Anticipation Warrants (the "1992 Warrants") in order to provide funds to cover all necessary payments from the General Fund at the end of the 1991-92 fiscal year and on July 1, 1992. The 1992 Warrants were paid on July 24, 1992. In addition to the 1992 Warrants, the Controller reported that as of June 30, 1992, the General Fund had borrowed $1.336 billion from the SFEU and $4.699 billion from other Special Funds, using all but about $183 million of borrowable cash resources.

          To balance the 1992-93 Governor's Budget, program reductions totalling $4.365 billion and a revenue and transfer increase of $872 million were proposed for the 1991-92 and 1992-93 fiscal years. Economic performance in the State continued to be sluggish after the 1992-93 Governor's Budget was prepared. By the time of the "May Revision," issued on May 20, 1992, the Administration estimated that the 1992-93 Budget needed to address a gap of about $7.9 billion, much of which was needed to repay the accumulated budget deficits of the previous two years.

          The severity of the budget actions needed led to a long delay in adopting the budget. With the failure to enact a budget by July 1, 1992, the State had no legal authority to pay many of its vendors until the budget was passed. Starting on July 1, 1992, the Controller was required to issue "registered warrants" in lieu of normal warrants backed by cash to pay many State obligations. Available cash was used to pay constitutionally mandated and priority obligations, such as debt service on bonds and revenue anticipation warrants. Between July 1 and September 4, 1992, the Controller issued an aggregate of approximately $3.8 billion of registered warrants payable from the General Fund, all of which were called for redemption by September 4, 1992 following enactment of the 1992-93 Budget Act and issuance by the State of $3.3 billion of interim notes.

          The Legislature enacted the 1992-93 Budget Bill on August 29, 1992, and it was signed by the Governor on September 2, 1992. The 1992-93 Budget Act provided for expenditures of $57.4 billion and consisted of General Fund expenditures of $40.8 billion and Special Fund and Bond Fund expenditures of $16.6 billion. The Department of Finance estimated a balance in the SFEU of $28 million on June 30, 1993.

          The $7.9 billion budget gap was closed primarily through cuts in the program expenditures (principally for health and welfare programs, aid to schools and support for higher education), together with some increases in revenues from accelerated collections and changes in tax laws to confirm to Federal law changes, and a variety of on-time inter-fund transfers and deferrals. The other major component of the budget compromise was a law requiring local governments to transfer a total of $1.3 billion to K-12 school and community college districts, thereby reducing by that amount General Fund support for those districts under Proposition 98.

          In May 1993, the Department of Finance projected that the General Fund would end the fiscal year on June 30, 1993 with an accumulated budget deficit of about $2.8 billion, and a negative fund balance of about $2.2 billion (the difference being certain reserves for encumbrances and school funding costs). As a result, the State issued $5 billion of revenue anticipation notes and warrants.

          The Governor's 1993-94 Budget, introduced on January 8, 1993, proposed General Fund expenditures of $37.3 billion, with projected revenues of $39.9 billion. It also proposed Special Fund expenditures of $12.4 billion and Special Fund revenues of $12.1 billion. The 1993-94 fiscal year represented the third consecutive year the Governor and the Legislature were faced with a very difficult budget environment, requiring revenue actions and expenditure cuts totaling billions of dollars to produce a balanced budget. To balance the budget in the face of declining revenues, the Governor proposed a series of revenue shifts from local government, reliance on increased Federal aid and reductions in state spending.

          The "May Revision" of the Governor's Budget, released on May 20, 1993, indicated that the revenue projections of the January Budget Proposal were tracking well, with the full year 1992-93 about $80 million higher than the January projection. Personal income tax revenue was higher than projected, sales tax was close to target, and bank and corporation taxes were lagging behind projections. The May Revision projected the State would have an accumulated deficit of about $2.75 billion by June 30, 1993. The Governor proposed to eliminate this deficit over an 18-month period. He also agreed to retain the 0.5% sales tax scheduled to expire June 30 for a six-month period, dedicated to local public safety purposes, with a November election to determine a permanent extension. Unlike previous years, the Governor's Budget and May Revision did not calculate a "gap" to be closed, but rather set forth revenue and expenditure forecasts and proposals designed to produce a balanced budget.

          The 1993-94 Budget Act was signed by the Governor on June 30, 1993, along with implementing legislation. The Governor vetoed about $71 million in spending. With enactment of the Budget Act, the State carried out its regular cash flow borrowing program for the fiscal year, which included the issuance of approximately $2 billion of revenue anticipation notes that matured on June 28, 1994.

          The 1993-94 Budget Act was predicated on General Fund revenues and transfers estimated at $40.6 billion, about $700 million higher than the January Governor's Budget, but still about $400 million below 1992-93 (and the second consecutive year of actual decline). The principal reasons for declining revenues were the continued weak economy and the expiration (or repeal) of three fiscal steps taken in 1991--a half cent temporary sales tax, a deferral of operating loss carry forwards, and repeal by initiative of a sales tax on candy and snack foods.

          The 1993-94 Budget Act also assumed Special Fund revenues of $11.9 billion, an increase of 2.9% over 1992-93.

          The 1993-94 Budget Act included General Fund expenditures of $38.5 billion (a 6.3% reduction from projected 1992-93 expenditures of $41.1 billion), in order to keep a balanced budget within the available revenues. The Budget also included Special Fund expenditures of $12.1 billion, a 4.2% increase.

          The 1993-94 Budget Act contained no General Fund tax/revenue increases other than a two year suspension of the renters' tax credit.

          Administration reports during the course of the 1993-94 fiscal year indicated that while economic recovery appeared to have started in the second half of the fiscal year, recessionary conditions continued longer than had been anticipated when the 1993-94 Budget Act was adopted. Overall, revenues for the 1993-94 fiscal year were about $800 million lower than original projections, and expenditures were about $780 million higher, primarily because of higher health and welfare caseloads, lower property taxes which require greater State support for K-14 education to make up to shortfall, and lower than anticipated Federal government payments for immigration-related costs. The reports in May and June 1994, indicated that revenues in the second half of the 1993-94 fiscal year were very close to the projections made in the Governor's Budget of January 10, 1994, which was consistent with a slow turn around in the economy.

          The Department of Finance's July 1994 Bulletin, which included final June receipts, reported that June revenues were $114 million (2.5%) above projection, with final end-of-year results at $377 million (about 1%) above the May Revision projections. Part of this result was due to the end-of-year adjustments and reconciliations. Personal income tax and sales tax continued to track projections. The largest factor in the higher than anticipated revenues was from bank and corporation taxes, which were $140 million (18.4%) above projection in June.

          During the 1993-94 fiscal year, the State implemented the Deficit Retirement Plan, which was part of the 1993-94 Budget Act, by issuing $1.2 billion of revenue anticipation warrants in February 1994 that matured December 21, 1994. This borrowing reduced the cash deficit at the end of the 1993-94 fiscal year. Nevertheless, because of the $1.5 billion variance from the original 1993-94 Budget Act assumptions, the General Fund ended the fiscal year at June 30, 1994 carrying forward an accumulated deficit of approximately $1.8 billion.

          Because of the revenue shortfall and the State's reduced internal borrowable cash resources, in addition to the $1.2 billion of revenue anticipation warrants issued as part of the Deficit Retirement Plan, the State issued an additional $2.0 billion of revenue anticipation warrants that matured July 26, 1994, which were needed to fund the State's obligations and expenses through the end of the 1993-94 fiscal year.

          The 1994-95 fiscal year represented the fourth consecutive year the Governor and Legislature were faced with a very difficult budget environment to produce a balanced budget. Many program cost and budgetary adjustments had already been made in the last three years. The Governor's Budget Proposal, as updated in May and June 1994, proposed a two-year solution to pass the accumulated deficit. The budget proposal set forth revenue and expenditure forecasts and revenue and expenditure proposals which estimated operating surpluses for the budget for both 1994-95 and 1995-96, and lead to the elimination of the accumulated budget deficit, estimated at about $1.8 billion at June 30, 1994, by June 30, 1996.

          The 1994-95 Budget Act, signed by the Governor on July 8, 1994, projected revenues and transfers of $41.9 billion, $2.1 billion higher than revenues in 1993-94. This reflected the Administration's forecast of an improving economy. Also included in this figure was the projected receipt of about $360 million from the Federal government to reimburse the State's cost of incarcerating undocumented immigrants, most of which eventually was not received.

          The 1994-95 Budget Act projected Special Fund revenues of $12.1 billion, a decrease of 2.4% from 1993-94 estimated revenues.

          The 1994-95 Budget Act projected General Fund expenditures of $40.9 billion, an increase of $1.6 billion over the 1993-94 fiscal year. The 1994-95 Budget Act also projected Special Fund expenditures of $13.7 billion, a 5.4% increase over 1993-94 fiscal year estimated expenditures.

          The 1994-95 Budget Act contained no tax increases. Under legislation enacted for the 1993-94 Budget Act, the renters' tax credit was suspended for two years (1993 and 1994). A ballot proposition to permanently restore the renters' tax credit after 1995 failed at the June 1994 election. The Legislature enacted a further one-year suspension of the renters' tax credit, for 1995, saving about $390 million in the 1995-96 fiscal year.

          The 1995-96 Budget Act was signed by the Governor on August 3, 1995, 34 days after the start of the fiscal year. The Budget Act projected General Fund revenues and transfers of $44.1 billion, a 3.5% increase from the prior year. Expenditures were budgeted at $43.4 billion, a 4% increase. The Budget Act also projected Special Fund revenues of $12.7 billion and appropriated Special Fund expenditures of $13.0 billion.

          Final data for the 1995-96 Fiscal Year showed revenues and transfers of $46.1 billion, some $2 billion over the original fiscal year estimate, which was attributed to the strong economic recovery. Expenditures also increased, to an estimated $45.4 billion, as a result of the requirement to expend revenues for schools under Proposition 98, and among other things, failure of the federal government to enact welfare reform during the fiscal year and to budget new aid for illegal immigrant costs, both of which had been counted on to allow reductions in State costs. Available internal borrowable resources (available cash, after payment of all obligations due) on June 30, 1996 was approximately $3.8 billion, representing a significant improvement in the State's cash position, and ending the need for deficit borrowing over the end of the fiscal year. The State's improved cash position allowed it to repay the $4.0 billion Revenue Anticipation Warrant issue on April 25, 1996, and to issue only $2.0 billion in revenue anticipation notes during the fiscal year, which matured on June 28, 1996.

          The 1996-97 Budget Act was signed by the Governor on July 15, 1996, along with various implementing bills. The Governor vetoed about $82 million of appropriations (both General Fund and Special Fund). With the signing of the Budget Act, the State implemented its regular cash flow borrowing program with the issuance of $3.0 billion of Revenue Anticipation Notes to mature on June 30, 1997. The Budget Act appropriated a modest budget reserve in the SFEU of $305 million, as of June 30, 1997. The Department of Finance projected that, on June 30, 1997, the State's available internal borrowable (cash) resources will be $2.9 billion, and after payment of all obligations due by that date, so that no cross-fiscal year borrowing will be needed.

          The Legislature rejected the Governor's proposed 15% cut in personal income taxes (to be phased in over three years), and did not approve a 5% cut in bank and corporation taxes, which was to be effective for income years starting on January 1, 1997. As a result, revenues for the fiscal year were estimated to total $47.64 billion, a 3.3% increase over the final estimated 1995-96 revenues. Special Fund revenues were estimated to be $13.3 billion.

          The Budget Act contained General Fund appropriations totaling $47.25 billion, a 4.0% increase over the final estimated 1995-96 expenditures. Special Fund expenditures were budgeted at $12.6 billion.

          With the continued strong economic recovery in the State, the Department of Finance has estimated, in connection with the release of the Governor's 1997-98 Budget Proposal, that revenues for the 1996-97 fiscal year will exceed initial projections by about $760 million. This increase will be offset by higher expenditures for K-14 school aid (pursuant to Proposition 98) and for health and welfare costs, because Federal law changes and other Federal actions did not provide as much assistance to the State as was initially planned in the Budget Act. The Department's updated projections show a balance in the SFEU of $197 million, slightly lower than projected in July 1996. The Department also projects the State's cash position will be stronger than originally estimated, with unused internal borrowable resources at June 30, 1997 of approximately $4.3 billion.

                                   APPENDIX D

                  INVESTING IN MINNESOTA MUNICIPAL OBLIGATIONS

          RISK FACTORS -- INVESTING IN MINNESOTA MUNICIPAL OBLIGATIONS

          STATE GOVERNMENT. The State of Minnesota was formally organized as a territory in 1849 and was admitted to the Union in 1858 as the 32nd state. Bordered by Canada on the north, Lake Superior and Wisconsin on the east, Iowa on the south, and North and South Dakota on the west, it is the 12th largest and 20th most populous state in the Union.

          The Minnesota Constitution organizes State government into three branches: Executive, Legislative and Judicial. The Legislative Branch is composed of a Senate and a House of Representatives. Fiscal administration is performed by the Department of Finance under the control and supervision of the Commissioner of Finance.

          STATE AND STATE-RELATED INDEBTEDNESS. The Minnesota Constitution authorizes public debt to be incurred for the acquisition and betterment of public land, buildings and other improvements of a capital nature or for appropriations or loans to Minnesota state agencies or political subdivisions for this purpose, as the Legislature by the three-fifths vote of each House may direct, and to finance the development of agricultural resources of the State by extending credit on real estate security, as the Legislature may direct. All such debt is evidenced by the issuance of State of Minnesota bonds maturing within 20 years of their date of issue, for which the full faith and credit and taxing powers of the State are irrevocably pledged. There is no limitation as to the amount or interest rate of such general obligation issues.

          As of August 1, 1997, the outstanding principal amount of all Minnesota general obligation bonds was approximately $2.2 billion.

          The Minnesota Constitution limits Minnesota general obligation debt to
(i) short-term debt for Minnesota operating purposes, (ii) short-term debt for making loans to school districts and (iii) voter-approved long-term debt.

          Short-term debt for operating purposes is limited to an amount not in excess of 15 percent of undedicated revenues received during the preceding fiscal year and must be issued only to meeting obligations incurred pursuant to appropriation and repaid during the fiscal year in which incurred. The May, 1995, end of the first special session cash flow analysis for Minnesota's Statutory General Fund indicates that Minnesota will have a positive cash flow balance during the Current Biennium which began on July 1, 1995 and ends June 30, 1997. Minnesota has no short-term debt outstanding and, therefore, Minnesota does not expect to do any short-term borrowing for cash flow purposes during the Current Biennium. A more recent cash flow analysis is not available. The Department of Finance is in the process of developing a new cash flow forecasting model and expects to do its next cash flow analysis in connection with the November, 1996 revenue and expenditure forecast.

          There are also various Minnesota authorities and special purpose agencies created by the state which issue bonds secured by specific revenues. Such debt is not a general obligation of the State of Minnesota.

          CONSTITUTIONAL AND STATUTORY PROVISIONS RELATING TO MINNESOTA AND LOCAL FUNDING. Minnesota revenues in Minnesota are generated primarily from individual income taxes, corporate franchise taxes, sales and use taxes, insurance gross earnings taxes, estate taxes, motor vehicle excise taxes, excise taxes on liquor and tobacco, mortgage taxes, deed taxes, legalized gambling taxes, rental motor vehicle taxes, 900 telephone service taxes, taconite and iron ore taxes, and health care provider taxes. In addition to the major taxes described above, other sources of non-dedicated revenue include minor taxes, 60% of Minnesota's lottery net proceeds, unrestricted grants, fees and charges of Minnesota state agencies and departments, and investment income. County, municipal and certain special purpose districts (such as water, flood or mosquito control districts) are authorized to levy property taxes within specified legislative limits. A portion of Minnesota's revenues is allocated from state government to other governmental units within Minnesota such as municipal and county governments, school districts and state agencies through a complex series of appropriations and financial aid formulas. This financial interdependency of the Minnesota state government with other units of government, subject all levels of government, in varying degrees, to fluctuations in Minnesota's overall economy.

          Minnesota's constitutional prescribed fiscal period is a biennium, and Minnesota operates on a biennial budget basis with revenues created in the period in which they are collected and expenditures debited in the period in which the corresponding liabilities are incurred. The biennium begins on July 1st of the odd numbered year and runs through June 30th of the next odd numbered year.

          Minnesota's ability to appropriate funds is limited by the Minnesota Constitution, which directs that Minnesota government shall not in any biennium appropriate funds in excess of projected tax revenues from all sources. Minnesota is authorized to levy additional taxes to resolve any inadvertent shortfalls.

          Appropriations for each biennium are enacted during the final legislative session of the immediately preceding biennium. A revenue forecast is prepared during the legislative session to provide the legislature with updated information for the appropriations process. During each biennium, regular forecasts of revenues and expenditures are prepared.

          Minnesota's biennial appropriation process relies on revenue forecasting as the basis for establishing aggregate expenditure levels. Risks are inherent in the revenue and expenditure forecasts. Assumptions about U.S. economic activity and federal tax and expenditure policies underlie these forecasts. Any federal law changes that increase federal income taxes or reduce federal spending programs may adversely affect these forecasts. Finally, even if economic and federal tax assumptions are correct, revenue forecasts are still subject to some normal level of error. The correctness of revenue forecasts and the strength of Minnesota's overall economy may restrict future aid or appropriations from Minnesota government to other units of government.

          Prior to the Current Biennium, Minnesota law established a Budget Reserve and Cash Flow Account in the Accounting General Fund which served two functions. However, in 1995 the Minnesota Legislature departed the Budget Reserve and Cash Flow Account into two separate accounts: the Cash Flow Account and the Budget Reserve Account, each having a different function. The Cash Flow Account was established in the General Accounting Fund for the purpose of providing sufficient cash balances to cover monthly revenue and expenditure imbalances. The use of funds from the Cash Flow Account is governed by statute. The Cash Flow Account balance is set for the Current Biennium at $350 million. No provision has been made for increasing the balance of the Cash Flow Account from increases in forecast revenues over forecast expenditures. The Budget Reserve Account was established in the Accounting General Fund for the purpose of reserving funds to cushion the State from an economic downturn. The use of funds from the Budget Reserve Account and the allocation of surplus forecast balances to the Budget Reserve Account are governed by statute. The Budget Reserve Account balance is set for the Current Biennium at $270 million.

          For the fiscal year ended June 30, 1995, net revenues received were $8.984 billion. After total expenditures and net transfers of $8.894 billion, Fiscal Year 1995 ended with an Unrestricted Accounting General Fund balance of $445 million and an Unreserved Accounting General Fund balance of $1.021 million.

          For the fiscal year ended June 30, 1996, total revenues are estimated to be approximately $9.237 billion. Total expenditures and transfers are estimated at $9.363 billion and after deducting a Cash Flow Account appropriations carry forward of $350 million and a Budget Reserve Account carry forward of $220 million, it is estimated that an Unrestricted Accounting General Fund balance of $324 million will remain.

          For the fiscal year ended June 30, 1997, total revenues are estimated to have been approximately $9.215 billion. Total expenditures and transfers are estimated at $9.488 billion and after deducting a Cash Flow Account appropriations carry forward of $350 million and a Budget Reserve Account carry forward of $270 million, it is estimated that an Unrestricted Accounting General Fund balance of $1.025 million will remain.

          As of February 1997 total revenues for the next biennium, which begins on July 1, 1997 and ends on June 30, 1999, are estimated to be approximately $10.163 billion for fiscal year 1998 and $10.589 billion for fiscal year 1999. Further revenue estimates for the next biennium will be available in the middle part of June 1997.

          In 1992 the Minnesota Legislature established the MinnesotaCare(R) program to provide subsidized health care insurance for long-term uninsured Minnesotans, reform individual and small group health insurance regulations, create a health care analysis unit to collect condition-specific data about health care practices in order to develop practice parameters for health care providers, implement certain cost containment measures into the system, and establish an office of rural health to ensure the health care needs of all Minnesotans are being met. The program is not part of the Accounting General Fund. A separate account, called the Health Care Access Fund, has been established in Minnesota's Special Reserve Fund to account for revenues and expenditures for the MinnesotaCare(R) program. Program expenditures are limited to revenues received in the Health Care Access Fund. Program revenues are derived from dedication of insurance premiums paid by individuals, five cents of the state cigarette tax through December 31, 1993, and permanent taxes including a 2% gross revenue tax on hospitals, health care providers and wholesale drug distributors, a 2% use tax on prescription drugs and a 1% gross premium tax on nonprofit health service plans and HMOs. A previously required transfer from the Health Care Access Fund to the Accounting General Fund was eliminated after Fiscal year 1995. The purpose of the transfer was to pay for increased costs in the generally funded Medicaid (MA) and General Assistance Medical Care (GAMC) programs, due to applicants found ineligible for MinnesotaCare(R), but qualifying for MA or GAMC.

          The 1993 Legislature adopted legislation establishing a school district credit enhancement program. The legislation authorizes and directs the Commissioner of Finance, under certain circumstances and subject to the availability of funds, to issue a warrant and authorize the Commissioner of Children, Families and Learning to pay debt service coming due on school district tax and state-aid anticipation certificates of indebtedness and school district general obligation bonds in the event that the school district notifies the Commissioner of Children, Families and Learning that it does not have sufficient money in its debt service fund for that purpose, or the paying agent informs the Commissioner of Children, Families and Learning that it has not received from the school district timely payment of moneys to be used to pay debt service. The legislation appropriates annually from the Accounting General Fund to the Commissioner of Children, Families and Learning the amount needed to pay any warrants which are issued. The amounts paid on behalf of any school district are required to be repaid by it with interest, either through a reduction of subsequent state-aid payments or by the levy of an ad valorem tax which may be made with the approval of the Commissioner of Children, Families and Learning. As of October l, 1996, there were approximately $190 million of certificates of indebtedness enrolled in the program, all of which will mature before the end of the 1997 calendar year. The State has not had to make any debt service payments on behalf of school districts under the program and does not expect to make any payments in the future. The state expects that school districts will issue certificates of indebtedness in 1998 and will enroll these certificates in the program in about the same amount of principle as 1997.

          School districts may issue certificates of indebtedness or capital notes to purchase certain equipment. The certificates or notes may be issued by resolution of the Board, are general obligations of the school district and must be payable in not more than five years. As of October 1, 1996 there are approximately $12 million principal amount of certificates and notes enrolled in the program.

          School districts are authorized to issue general obligation bonds only when authorized by school district electors or special law, and only after levying a direct, irrevocable ad valorem tax on all taxable property in the school district for the years and in amounts sufficient to produce sums not less than 5% in excess of the principal of an interest on the bonds when due. As of October 1, 1996, the total amount of principal on certificates and capital notes issued for equipment and bonds, plus the interest on these obligations, through the year 2026, is approximately $3.5 billion.

          The amount of revenue generated by Minnesota's tax structure, because of the dependence on the income and sales taxes, is sensitive to the status of the national and local economy. There can be no assurance that the financial problems referred to or similar future problems will not affect the market value or marketability of the Minnesota Municipal Obligations or the ability of the issuers thereof to pay the interest or principal of such obligations.

          Minnesota general obligation bonds are rated Aaa by Moody's and AA+ by S&P and AAA by Fitch.

          SELECTED ECONOMIC AND DEMOGRAPHIC FACTORS. Diversity and a significant natural resource base are two important characteristics of Minnesota's economy. Minnesota's economy is being lifted by strong earnings growth in the service industry, rising housing construction, and job gains which are slowly firming up to labor market.

          When viewed in 1995 at a highly aggregative level of detail, the structure of Minnesota's economy parallels the structure of the U.S. economy as a whole. Minnesota employment in ten major industrial sectors was distributed in approximately the same proportions as national employment. In all sectors, the share of total Minnesota employment was within two percentage points of national employment share.

          Minnesota's employment in the durable goods industries continues to be highly concentrated in industries specializing in the manufacturing of industrial machinery, fabricated metal and instruments. This emphasis is partially explained by the location in Minnesota of computer-related equipment manufacturers. Further, manufacturers of food products, wood products, and printed and published materials joined the high technology manufacturing group which has lead to significant business expansion in Minnesota in this decade.

          The importance of Minnesota's rich natural resource base for overall employment is apparent in the employment mix in non-durable goods industries. In 1995, approximately 29.0% of Minnesota's non-durable goods employment was concentrated in food and kindred industries, and approximately 18.8% in paper and allied industries. This compares to approximately 21.7% and 8.9%, respectively, for comparable sectors in the national economy. Both of these industries rely heavily on renewable resources in Minnesota. Over half of Minnesota's acreage is devoted to agricultural purposes and nearly one-third to forestry. Printing and publishing are also relatively more important in Minnesota than in the U.S.

          Mining is currently a less significant factor in the Minnesota economy than formerly. Mining employment, primarily in the iron ore or taconite industry, dropped from 17.3 per thousand in 1979 to 7.9 per thousand in 1995. It is not expected that mining employment will soon return to 1979 levels. However, Minnesota retains vast quantities of taconite as well as copper, nickel, cobalt and peat which may be utilized in the future.

          While Minnesota's involvement in the defense industry is limited, as military procurement cuts continue, Minnesota employers may face challenges in maintaining employment and sales. More importantly, Minnesota firms producing electronic components, communication equipment, electrical equipment, chemicals, plastics, computers and software may face additional competition from companies converting from military to civilian production.

          Job expansion and business start-ups improved remarkably in this decade with an average rate for new businesses at 2%, while business dissolutions were on the decline.

          Finally, despite a state economy that is outperforming the national economy, the future economic outlook is guarded primarily because the growth of the health care industry has slowed significantly and the mainframe computer and airline industries face continued softness.

          Minnesota resident population grew from 4,085,000 in 1980 to 4,387 in 1990 or, at an average annual compound rate of .7%. In comparison, U.S. population grew at an annual compound rate of .9% during this period. Minnesota population is currently forecast by the U.S. Department of Commerce to grow at an annual compound rate of .8% through 2005.

          EMPLOYMENT AND INCOME GROWTH IN MINNESOTA. In the period 1980 to 1990, overall employment growth in Minnesota lagged behind national growth. However, manufacturing has been a strong sector, with Minnesota employment outperforming its U.S. counterpart in both the 1980-1990 and 1990-1995 periods.

          In spite of the strong manufacturing sector, during the 1980 to 1990 period, total employment in Minnesota increased 17.9% as compared to 20.1% nationally. Most of Minnesota's slower growth can be associated with declining agricultural employment and two recessions in the U.S. economy in the early 1980's which were more severe in Minnesota than nationwide. Minnesota non-farm employment growth generally kept pace with the nation in the period after the 1981-82 recession ended in late 1982. In the period 1990 to 1995, non-farm employment growth in Minnesota exceeded national growth. Minnesota's non-farm employment grew 11.5% compared to 6.6% nationwide.

          Since 1980, Minnesota per capita personal income has been within three percentage points of national per capita personal income. The state's per capita income, which is computed by dividing personal income by total resident population, has generally remained above the national average in spite of the early 1980's recessions and some difficult years in agriculture. In 1994, Minnesota per capita personal income was 103.0% of its U.S. counterpart.

          Another measure of the vitality of Minnesota's economy is its unemployment rate. During 1994 and 1995, respectively, Minnesota's monthly unemployment rate was generally less than the national unemployment rate, averaging 3.6% in 1995, as compared to the national average of 5.2%.

                                   APPENDIX E

                   INVESTING IN NEW YORK MUNICIPAL OBLIGATIONS

            RISK FACTORS--INVESTING IN NEW YORK MUNICIPAL OBLIGATIONS

          The financial condition of New York State (the "State") and certain of its public bodies (the "Agencies") and municipalities, particularly New York City (the "City"), could affect the market values and marketability of New York Municipal Obligations which may be held by the Fund. The following information constitutes only a brief summary, does not purport to be a complete description, and is based on information drawn from official statements relating to securities offerings of the State, the City and the Municipal Assistance Corporation for the City of New York ("MAC") available as of the date of this Statement of Additional Information. While the Fund has not independently verified such information, it has no reason to believe that such information is not correct in all material respects.

          A national recession commenced in mid-1990. The downturn continued through the remainder of the 1990-91 fiscal year, and was followed by a period of weak economic growth during the remainder of the 1991 calendar year. For the calendar year 1992, the national economy continued to recover, although at a rate below all post-war recoveries. The recession was more severe in the State than in other parts of the nation, owing to a significant retrenchment in the financial services industry, cutbacks in defense spending, and an overbuilt real estate market. The State economy remained in recession until 1993, when employment growth resumed. Since early 1993, the State has gained approximately 100,000 jobs. The State's economy expanded modestly during 1995. Although industries that export goods and services abroad are expected to benefit from the lower dollar, growth will be slowed by government cutbacks at all levels. On an average annual basis, employment growth in 1995 was estimated to be about the same as 1994. Both personal income and wages were estimated to have recorded moderate gains in 1995. Employment growth is expected to slow significantly in 1996 as the pace of national economic growth slackens, entire industries experience consolidations, and governmental employment continues to shrink. Personal income is estimated to have increased by approximately 5.0% in 1996.

          The State's budget for the 1996-97 fiscal year was enacted by the Legislature on July 13, 1996, more than three months after the start of the fiscal year. Prior to adoption of the budget, the Legislature enacted appropriations for disbursements considered to be necessary for State operations and other purposes, including all necessary appropriations for debt service. The State Financial Plan for the 1996-97 fiscal year was formulated on July 25, 1996 and is based on the State's budget as enacted by the Legislature and signed into law by the Governor, as well as actual results for the first quarter of the 1996-97 fiscal year.

          After adjustments for comparability between fiscal years, the adopted 1996-97 budget projects a year-over-year increase in General Fund disbursements of 0.2%. Adjusted State Funds (excluding Federal grants) disbursements are projected to increase by 1.6% from the prior fiscal year. All Governmental Funds projected disbursements increase by 4.1% over the prior fiscal year, after adjustments for comparability.

          The 1996-97 State Financial Plan is projected to be balanced on a cash basis. As compared to the Governor's proposed budget as revised on March 20, 1996, the State's adopted budget for 1996-97 increases General Fund spending by $842 million, primarily from increases for education, special education and higher education ($563 million). The balance represents funding increases to a variety of other programs, including community projects and increased assistance to fiscally distressed cities. Resources used to fund these additional expenditures include $540 million in increased revenues projected for 1996-97 based on higher-than-projected tax collections during the first half of calendar 1996, $110 million in projected receipts from a new State tax amnesty program, and other resources including certain non-recurring resources. The total amount of non-recurring resources included in the 1996-97 State budget is projected to be $1.3 billion, or 3.9% of total General Fund receipts.

          The State revised the cash-basis 1996-97 State Financial Plan on January 14, 1997, in conjunction with the release of the Executive Budget for the 1997-98 fiscal year. The 1996-97 General Fund Financial Plan continues to be balanced. The Division of the Budget projects that, prior to taking the actions described below, the General Fund Financial Plan would have shown an operating surplus of approximately $1.3 billion. These actions include implementing reduced personal income tax withholding to reflect the impact of tax reduction actions which took effect on January 1, 1997. The Financial Plan assumes the use of $250 million for this purpose. In addition, $943 million is projected to be used to pay tax refunds during the 1996-97 fiscal year or reserved to pay refunds during the 1997-98 fiscal year, which produces a benefit for the 1997-98 Financial Plan. Finally, $65 million is projected to be deposited into the Tax Stabilization Reserve Fund ("TSRF") (in addition to the required deposit of $15 million), increasing the cash balance in that fund to $317 million by the end of 1996-97.

          The projected surplus results primarily from growth in the underlying forecast for projected receipts. As compared to the enacted budget, revenues are expected to increase by more than $1 billion, while disbursements are expected to fall by $228 million. These changes from original Financial Plan projections reflect actual results through December 1996 as well as modified economic and social services caseload projections for the balance of the fiscal year. The General Funds closing balance is expected to be $358 million at the end of 1996-97.

          The 1997-98 Financial Plan projects balance on a cash basis in the General Fund. It reflects a continuing strategy of substantially reduced State spending, including program restructurings, reductions in social welfare spending, and efficiency and productivity initiatives. Total General Fund receipts and transfers from other funds are projected to be $32.88 billion, a decrease of $88 million from total receipts projected in the current fiscal year. Total General Fund disbursements and transfers to other funds are projected to be $32.84 billion, a decrease of $56 million from spending totals projected for the current fiscal year.

          The State Financial Plan was based upon forecasts of national and State economic activity. Economic forecasts have frequently failed to predict accurately the timing and magnitude of changes in the national and the State economies. Many uncertainties exist in forecasts of both the national and State economies, including consumer attitudes toward spending, Federal financial and monetary policies, the availability of credit and the condition of the world economy, which could have an adverse effect on the State. There can be no assurance that the State economy will not experience worse-than-predicted results, with corresponding material and adverse effects on the State's projections of receipts and disbursements.

          There can be no assurance that the State will not face substantial potential budget gaps in future years resulting from a significant disparity between tax revenues projected from a lower recurring receipts base and the spending required to maintain State programs at current levels. To address any potential budgetary imbalance, the State may need to take significant actions to align recurring receipts and disbursements in future fiscal years.

          On June 6, 1990, Moody's changed its ratings on all the State's outstanding general obligation bonds from A1 to A. On March 26, 1990 and January 13, 1992, S&P changed its ratings on all of the State's outstanding general obligation bonds from AA- to A and from A to A-, respectively. In February 1991, Moody's lowered its rating on the City's general obligation bonds from A to Baa1 and in July 1995, S&P lowered its rating on such bonds from A- to BBB+. Ratings reflect only the respective views of such organizations, and their concerns about the financial condition of New York State and City, the debt load of the State and City and any economic uncertainties about the region. There is no assurance that a particular rating will continue for any given period of time or that any such rating will not be revised downward or withdrawn entirely if, in the judgment of the agency originally establishing the rating, circumstances so warrant.

          (1) THE STATE, AGENCIES AND OTHER MUNICIPALITIES. During the mid-1970s, some of the Agencies and municipalities (in particular, the City) faced extraordinary financial difficulties, which affected the State's own financial condition. These events, including a default on short-term notes issued by the New York State Urban Development Corporation ("UDC") in February 1975, which default was cured shortly thereafter, and a continuation of the financial difficulties of the City, created substantial investor resistance to securities issued by the State and by some of its municipalities and Agencies. For a time, in late 1975 and early 1976, these difficulties resulted in a virtual closing of public credit markets for State and many State related securities.

          In response to the financial problems confronting it, the State developed and implemented programs for its 1977 fiscal year that included the adoption of a balanced budget on a cash basis (a deficit of $92 million that actually resulted was financed by issuing notes that were paid during the first quarter of the State's 1978 fiscal year). In addition, legislation was enacted limiting the occurrence of additional so-called "moral obligation" and certain other Agency debt, which legislation does not, however, apply to MAC debt.

GAAP-BASIS PROJECTED RESULTS--1996-97 FISCAL YEAR. For the 1996-97 fiscal year, the General Fund GAAP Financial Plan is projected to show total revenues of $33.04 billion, total expenditures of $32.92 billion, and net other financing sources and uses of $771 million. The surplus of $886 million primarily reflects an increase in projected revenues.

GAAP-BASIS RESULTS--1995-96 FISCAL YEAR. The State completed its 1995-96 fiscal year with a combined Governmental Funds operating surplus of $432 million, which included an operating surplus in the General Fund of $380 million, in the Capital Projects Funds of $276 million and in the Debt Service Funds of $185 million. There was an operating deficit of $409 million in the Special Revenue Funds. The State's Combined Balance Sheet as of March 31, 1996 showed an accumulated deficit in its combined Governmental Funds of $1.23 billion, reflecting liabilities of $14.59 billion and assets of $13.35 billion. This accumulated Governmental Funds deficit includes a $2.93 billion accumulated deficit in the General Fund and an accumulated deficit of $712 million in the Capital Projects Fund type as partially offset by accumulated surpluses of $468 million and $1.94 billion in the Special Revenue and Debt Service Fund types, respectively.

GAAP-BASIS RESULTS--1994-95 FISCAL YEAR. The State's Combined Balance Sheet as of March 31, 1995 showed an accumulated deficit in its combined Governmental Funds of $1.666 billion reflecting liabilities of $14.778 billion and assets of $13.112 billion. This accumulated Governmental Funds deficit includes a $3.308 billion accumulated deficit in the General Fund, as well as accumulated surpluses in the special Revenue and Debt Service Fund types of $877 million and $1.753 billion, respectively, and a $988 million accumulated deficit in the Capital Projects Fund type.

          The State completed its 1994-95 fiscal year with a combined Governmental Funds operating deficit of $1.791 billion, which included operating deficits in the General Fund of $1.426 billion, in the Capital Projects Funds of $366 million, and in the Debt Service Funds of $38 million. There was an operating surplus in the Special Revenue Funds of $39 million.

GAAP-BASIS RESULTS--1993-94 FISCAL YEAR. The State reported a General Fund operating surplus of $914 million for the 1993-94 fiscal year, as compared to an operating surplus of $2.065 billion for the prior fiscal year. The 1993-94 fiscal year surplus reflects several major factors, including the cash basis surplus recorded in 1993-94, the use of $671 million of the 1992-93 surplus to fund operating expenses in 1993-94, net proceeds of $575 million in bonds issued by the New York Local Government Assistance Corporation ("LGAC") and the accumulation of a $265 million balance in the Contingency Reserve Fund ("CRF"). Revenues increased $543 million (1.7%) over prior fiscal year revenues with the largest increase occurring in personal income taxes. Expenditures increased $1.659 billion (5.6%) over the prior fiscal year, with the largest increase occurring in State aid for social services programs.

          The Special Revenue Fund and Debt Service Fund ended 1993-94 with operating surpluses of $149 million and $23 million, respectively. The Capital Projects Fund ended with an operating deficit of $35 million.

GAAP-BASIS RESULTS--1992-93 FISCAL YEAR. The State completed its 1992-93 fiscal year with a GAAP-basis operating surplus of $2.065 billion in the General Fund and an accumulated deficit of $2.551 billion. The Combined Statement of Revenues, Expenditures and Changes in Fund Balances reported total revenues of $31.085 billion, total expenditures of $29.337 billion, and net other financing sources and uses of $317 million. The surplus primarily reflects the 1992-93 cash-basis surplus and the net proceeds of $881 million in bonds issued by LGAC.

          The Special Revenue, Debt Service and Capital Projects Fund types ended the 1992-93 fiscal year with GAAP-basis operating surpluses of $131 million, $381 million, and $57 million, respectively.

          STATE FINANCIAL PLAN--CASH-BASIS RESULTS--GENERAL FUND. The General Fund is the principal operating fund of the State and is used to account for all financial transactions, except those required to be accounted for in another fund. It is the State's largest fund and receives almost all State taxes and other resources not dedicated to particular purposes. General Fund moneys are also transferred to other funds, primarily to support certain capital projects and debt service payments in other fund types.

          In the State's 1996-97 fiscal year, the General Fund is expected to account for approximately 47% of total Governmental Funds disbursements and 71% of total State Funds disbursements. The General Fund is projected to be balanced on a cash basis for the 1996-97 fiscal year. Total receipts and transfers from other funds are projected to be $33.17 billion, an increase of $365 million from the prior fiscal year. Total General Fund disbursements and transfers to other funds are projected to be $33.12 billion, an increase of $444 million from the total in the prior fiscal year.

          New York State's financial operations have improved during recent fiscal years. During the period 1989-90 through 1991-92, the State incurred General Fund operating deficits that were closed with receipts from the issuance of tax and revenue anticipation notes ("TRANs"). First, the national recession, and then the lingering economic slowdown in the New York and regional economy, resulted in repeated shortfalls in receipts and three budget deficits. During its last four fiscal years, however, the State recorded balanced budgets on a cash basis, with positive fund balances as described below.

          The State ended its 1995-96 fiscal year on March 31, 1996 with a General Fund cash surplus. The Division of the Budget reported that revenues exceeded projections by $270 million, while spending for social service programs was lower than forecast by $120 million and all other spending was lower by $55 million. From the resulting benefit of $445 million, a $65 million voluntary deposit was made into the TSRF, and $380 million was used to reduce 1996-97 Financial Plan liabilities by accelerating 1996-97 payments, deferring 1995-96 revenues, and making a deposit to the tax refund reserve account.

          The General Fund closing fund balance was $287 million, an increase of $129 million from 1994-95 levels. The $129 million change in fund balance is attributable to the $65 million voluntary deposit to the TSRF, a $15 million required deposit to the TSRF, a $40 million deposit to the CRF, and a $9 million deposit to the Revenue Accumulation Fund. The closing fund balance includes $237 million on deposit in the TSRF, to be used in the event of any future General Fund deficit as provided under the State Constitution and State Finance Law. In addition, $41 million is on deposit in the CRF. The CRF was established in State fiscal year 1993-94 to assist the State in financing the costs of extraordinary litigation. The remaining $9 million reflects amounts on deposit in the Revenue Accumulation Fund. This fund was created to hold certain tax receipts temporarily before their deposit to other accounts. In addition, $678 million was on deposit in the tax refund reserve account, of which $521 million was necessary to complete the restructuring of the State's cash flow under the LGAC program.

          General Fund receipts totaled $32.81 billion, a decrease of 1.1% from 1994-95 levels. This decrease reflects the impact of tax reductions enacted and effective in both 1994 and 1995. General Fund disbursements totaled $32.68 billion for the 1995-96 fiscal year, a decrease of 2.2% from 1994-95 levels.

          The State ended its 1994-95 fiscal year with the General Fund in balance. The $241 million decline in the fund balance reflects the planned use of $264 million from the CRF, partially offset by the required deposit of $23 million to the TSRF. In addition, $278 million was on deposit in the tax refund reserve account, $250 million of which was deposited to continue the process of restructuring the State's cash flow as part of the LGAC program. The closing fund balance of $158 million reflects $157 million in the TSRF and $1 million in the CRF.

          General Fund receipts totaled $33.16 billion, an increase of 2.9% from 1993-94 levels. General Fund disbursements totaled $33.40 billion for the 1994-95 fiscal year, an increase of 4.7% from the previous fiscal year. The increase in disbursements was primarily the result of one-time litigation costs for the State, funded by the use of the CRF, offset by $188 million in spending reductions initiated in January 1995 to avert a potential gap in the 1994-95 State Financial Plan. These actions included savings from a hiring freeze, halting the development of certain services, and the suspension of non-essential capital projects.

          The State ended its 1993-94 fiscal year with a General Fund cash surplus, primarily the result of an improving national economy, State employment growth, tax collections that exceeded earlier projections and disbursements that were below expectations. A deposit of $268 million was made to the CRF, with a withdrawal during the year of $3 million, and a deposit of $67 million was made to the TSRF. These three transactions resulted in the change in fund balance of $332 million. In addition, a deposit of $1.14 billion was made to the tax refund reserve account, of which $1.03 billion was available for budgetary purposes in the 1994-95 fiscal year. The remaining $114 million was redeposited in the tax refund reserve account at the end of the State's 1994-95 fiscal year to continue the process of restructuring the State's cash flow as part of the LGAC program. The General Fund closing balance was $399 million, of which $265 million was on deposit in the CRF and $134 million in the TSRF. The CRF was initially funded with a transfer of $100 million attributable to a positive margin recorded in the 1992-93 fiscal year.

          General Fund receipts totaled $32.23 billion, an increase of 2.6% from 1992-93 levels. General Fund disbursements totaled $31.90 billion for the 1993-94 fiscal year, 3.5% higher than the previous fiscal year. Receipts were higher in part due to improved tax collections from renewed State economic growth, although the State continued to lag behind the national economic recovery. Disbursements were higher due in part to increased local assistance costs for school aid and social services, accelerated payment of certain Medicaid expenses, and the cost of an additional payroll for State employees.

CASH-BASIS RESULTS--OTHER GOVERNMENTAL FUNDS. Activity in the three other governmental funds has remained relatively stable over the last three fiscal years, with Federally-funded programs comprising approximately two-thirds of these funds. The most significant change in the structure of these funds has been the redirection, beginning in the 1993-94 fiscal year, of a portion of transportation-related revenues from the General Fund to two new dedicated funds in the Special Revenue and Capital Projects Fund types. These revenues are used to support the capital programs of the Department of Transportation and the Metropolitan Transportation Authority ("MTA").

          The Special Revenue Funds account for State receipts from specific sources that are legally restricted in use to specified purposes and include all moneys received from the Federal government. Revenues in Special Revenue Funds in the State's 1995-96 fiscal year increased $1.45 billion over the prior fiscal year as a result of increases in federal grants and lottery revenues. Disbursements from Special Revenue Funds in the State's 1995-96 fiscal year increased $1.21 billion over the prior fiscal year as a result of increased costs for social services programs and an increase in the distribution of lottery proceeds to school districts.

          The Capital Projects Funds are used to finance the acquisition and construction of major capital facilities and to aid local government units and Agencies in financing capital construction. Revenues in the Capital Projects Funds in the State's 1995-96 fiscal year increased $260 million primarily because a larger share of the petroleum business tax was shifted from the General Fund to the Dedicated Highway and Bridge Trust Fund and by an increase in federal grant revenues. Expenditures increased $194 million because of increased expenditures for education and health and environmental projects.

          The Debt Service Funds serve to fulfill State debt service on long-term general obligation State debt and other State lease/purchase and contractual obligation financing commitments. Revenues in the Debt Service Funds in the State's 1995-96 fiscal year increased $10 million because of increases in both dedicated taxes and mental hygiene patient fees. Expenditures increased $201 million.

          STATE BORROWING PLAN. The State anticipates that its capital programs will be financed, in part, through borrowings by the State and public authorities in the 1996-97 fiscal year. The State expects to issue $411 million in general obligation bonds (including $153.6 million for purposes of redeeming outstanding BANs) and $154 million in general obligation commercial paper. The Legislature has also authorized the issuance of up to $101 million in COPs during the State's 1996-97 fiscal year for equipment purchases. The projection of the State regarding its borrowings for the 1996-97 fiscal year may change if circumstances require.

          STATE AGENCIES. The fiscal stability of the State is related, at least in part, to the fiscal stability of its localities and various of its Agencies. Various Agencies have issued bonds secured, in part, by non-binding statutory provisions for State appropriations to maintain various debt service reserve funds established for such bonds (commonly referred to as "moral obligation" provisions).

          At September 30, 1995, there were 17 Agencies that had outstanding debt of $100 million or more. The aggregate outstanding debt, including refunding bonds, of these 17 Agencies was $73.45 billion as of September 30, 1995. As of March 31, 1995, aggregate Agency debt outstanding as State-supported debt was $27.9 billion and as State-related was $36.1 billion. Debt service on the outstanding Agency obligations normally is paid out of revenues generated by the Agencies' projects or programs, but in recent years the State has provided special financial assistance, in some cases on a recurring basis, to certain Agencies for operating and other expenses and for debt service pursuant to moral obligation indebtedness provisions or otherwise. Additional assistance is expected to continue to be required in future years.

          Several Agencies have experienced financial difficulties in the past. Certain Agencies continue to experience financial difficulties requiring financial assistance from the State. Failure of the State to appropriate necessary amounts or to take other action to permit certain Agencies to meet their obligations could result in a default by one or more of such Agencies. If a default were to occur, it would likely have a significant effect on the marketability of obligations of the State and the Agencies. These Agencies are discussed below.

          The New York State Housing Finance Agency ("HFA") provides financing for multifamily housing, State University construction, hospital and nursing home development, and other programs. In general, HFA depends upon mortgagors in the housing programs it finances to generate sufficient funds from rental income, subsidies and other payments to meet their respective mortgage repayment obligations to HFA, which provide the principal source of funds for the payment of debt service on HFA bonds, as well as to meet operating and maintenance costs of the projects financed. From January 1, 1976 through March 31, 1987, the State was called upon to appropriate a total of $162.8 million to make up deficiencies in the debt service reserve funds of HFA pursuant to moral obligation provisions. The State has not been called upon to make such payments since the 1986-87 fiscal year.

          UDC has experienced, and expects to continue to experience, financial difficulties with the housing programs it had undertaken prior to 1975, because a substantial number of these housing program mortgagors are unable to make full payments on their mortgage loans. Through a subsidiary, UDC is currently attempting to increase its rate of collection by accelerating its program of foreclosures and by entering into settlement agreements. UDC has been, and will remain, dependent upon the State for appropriations to meet its operating expenses. The State also has appropriated money to assist in the curing of a default by UDC on notes which did not contain the State's moral obligation provision.

          The MTA oversees New York City's subway and bus lines by its affiliates, the New York City Transit Authority and the Manhattan and Bronx Surface Transit Operating Authority (collectively, the "TA"). Through MTA's subsidiaries, the Long Island Rail Road Company, the Metro-North Commuter Railroad Company and the Metropolitan Suburban Bus Authority, the MTA operates certain commuter rail and bus lines in the New York metropolitan area. In addition, the Staten Island Rapid Transit Authority, an MTA subsidiary, operates a rapid transit line on Staten Island. Through its affiliated agency, the Triborough Bridge and Tunnel Authority (the "TBTA"), the MTA operates certain toll bridges and tunnels. Because fare revenues are not sufficient to finance the mass transit portion of these operations, the MTA has depended and will continue to depend for operating support upon a system of State, local government and TBTA support and, to the extent available, Federal operating assistance, including loans, grants and subsidies. If current revenue projections are not realized and/or operating expenses exceed current projections, the TA or commuter railroads may be required to seek additional State assistance, raise fares or take other actions.

          Over the past several years the State has enacted several taxes--including a surcharge on the profits of banks, insurance corporations and general business corporations doing business in the 12-county region (the "Metropolitan Transportation Region") served by the MTA and a special .25% regional sales and use tax--that provide additional revenues for mass transit purposes, including assistance to the MTA. In addition, since 1987, State law has required that the proceeds of .25% mortgage recording tax paid on certain mortgages in the Metropolitan Transportation Region be deposited in a special MTA fund for operating or capital expenses. Further, in 1993, the State dedicated a portion of certain additional State petroleum business tax receipts to fund operating or capital assistance to the MTA. For the 1996-97 State fiscal year, total State assistance to the MTA is estimated at approximately $1.09 billion.

          In 1981, the State Legislature authorized procedures for the adoption, approval and amendment of a five-year plan for the capital program designed to upgrade the performance of the MTA's transportation systems and to supplement, replace and rehabilitate facilities and equipment, and also granted certain additional bonding authorization therefor.

          State legislation accompanying the 1996-97 adopted State budget authorized the MTA, TBTA and TA to issue an aggregate of $6.5 billion in bonds to finance a portion of a new $11.98 billion MTA capital plan for the 1995 through 1999 calendar years (the "1995-99 Capital Program"), and authorized the MTA to submit the 1995-99 Capital Program to the Capital Program Review Board for approval. This plan supersedes the overlapping portion of the MTA's 1992-96 Capital Program. This is the fourth capital plan since the Legislature authorized procedures for the adoption, approval and amendment of MTA capital programs and is designed to upgrade the performance of the MTA's transportation systems by investing in new rolling stock, maintaining replacement schedules for existing assets and bringing the MTA system into a state of good repair. The 1995-99 Capital Program assumes the issuance of an estimated $5.1 billion in bonds under this $6.5 billion aggregate bonding authority. The remainder of the plan is projected to be financed through assistance from the State, the Federal government, and the City of New York, and from various other revenues generated from actions taken by the MTA.

          There can be no assurance that such governmental actions will be taken, that sources currently identified will not be decreased or eliminated, or that the 1995-1999 Capital Program will not be delayed or reduced. If the MTA capital program is delayed or reduced because of funding shortfalls or other factors, ridership and fare revenues may decline, which could, among other things, impair the MTA's ability to meet its operating expenses without additional State assistance.

          The cities, towns, villages and school districts of the State are political subdivisions of the State with the powers granted by the State Constitution and statutes. As the sovereign, the State retains broad powers and responsibilities with respect to the government, finances and welfare of these political subdivisions, especially in education and social services. In recent years the State has been called upon to provide added financial assistance to certain localities.

          OTHER LOCALITIES. Certain localities in addition to the City could have financial problems leading to requests for additional State assistance during the last several State fiscal years. The potential impact on the State of such actions by localities is not included in the projections of the State receipts and disbursements in the State's 1996-97 fiscal year.

          Fiscal difficulties experienced by the City of Yonkers resulted in the re-establishment of the Financial Control Board for the City of Yonkers by the State in 1984. That Board is charged with oversight of the fiscal affairs of Yonkers. Future actions taken by the State to assist Yonkers could result in increased State expenditures for extraordinary local assistance.

          Beginning in 1990, the City of Troy experienced a series of budgetary deficits that resulted in the establishment of a Supervisory Board for the City of Troy in 1994. The Supervisory Board's powers were increased in 1995, when Troy MAC was created to help Troy avoid default on certain obligations. The legislation creating Troy MAC prohibits the City of Troy from seeking federal bankruptcy protection while Troy MAC bonds are outstanding.

          Seventeen municipalities received extraordinary assistance during the 1996 legislative session through $50 million in special appropriations targeted for distressed cities.

          Municipalities and school districts have engaged in substantial short-term and long-term borrowings. In 1994, the total indebtedness of all localities in the State, other than the City, was approximately $17.7 billion. A small portion (approximately $82.9 million) of this indebtedness represented borrowing to finance budgetary deficits and was issued pursuant to enabling State legislation. State law requires the Comptroller to review and make recommendations concerning the budgets of those local government units other than the City authorized by State law to issue debt to finance deficits during the period that such deficit financing is outstanding. Seventeen localities had outstanding indebtedness for deficit financing at the close of their fiscal year ending in 1994.

          From time to time, Federal expenditure reductions could reduce, or in some cases eliminate, Federal funding of some local programs and accordingly might impose substantial increased expenditure requirements on affected localities to increase local revenues to sustain those expenditures. If the State, the City or any of the Agencies were to suffer serious financial difficulties jeopardizing their respective access to the public credit markets, the marketability of notes and bonds issued by localities within the State could be adversely affected. Localities also face anticipated and potential problems resulting from certain pending litigation, judicial decisions and long-range economic trends. The longer-range, potential problems of declining city population, increasing expenditures and other economic trends could adversely affect localities and require increasing State assistance in the future.

          Certain litigation pending against the State or its officers or employees could have a substantial or long-term adverse effect on State finances. Among the more significant of these litigations are those that involve: (i) the validity and fairness of agreements and treaties by which various Indian tribes transferred title to the State of approximately six million acres of land in central New York; (ii) certain aspects of the State's Medicaid rates and regulations, including reimbursements to providers of mandatory and optional Medicaid services; (iii) contamination in the Love Canal area of Niagara Falls; (iv) a challenge to the State's practice of reimbursing certain Office of Mental Health patient-care expenses with clients' Social Security benefits; (v) a challenge to the methods by which the State reimburses localities for the administrative costs of food stamp programs; (vi) a challenge to the State's possession of certain funds taken pursuant to the State's Abandoned Property law; (vii) alleged responsibility of State officials to assist in remedying racial segregation in the City of Yonkers; (viii) an action, in which the State is a third party defendant, for injunctive or other appropriate relief, concerning liability for the maintenance of stone groins constructed along certain areas of Long Island's shoreline; (ix) actions challenging the constitutionality of legislation enacted during the 1990 legislative session which changed the actuarial funding methods for determining contributions to State employee retirement systems; (x) an action against State and City officials alleging that the present level of shelter allowance for public assistance recipients is inadequate under statutory standards to maintain proper housing; (xi) an action challenging legislation enacted in 1990 which had the effect of deferring certain employer contributions to the State Teachers' Retirement System and reducing State aid to school districts by a like amount;
(xii) a challenge to the constitutionality of financing programs of the Thruway Authority authorized by Chapters 166 and 410 of the Laws of 1991 (described below in this Part); (xiii) a challenge to the constitutionality of financing programs of the Metropolitan Transportation Authority and the Thruway Authority authorized by Chapter 56 of the Laws of 1993 (described below in this Part);
(xiv) challenges to the delay by the State Department of Social Services in making two one-week Medicaid payments to the service providers; (xv) challenges by commercial insurers, employee welfare benefit plans, and health maintenance organizations to provisions of Section 2807-c of the Public Health Law which impose 13%, 11% and 9% surcharges on inpatient hospital bills and a bad debt and charity care allowance on all hospital bills paid by such entities; (xvi) challenges to the promulgation of the State's proposed procedure to determine the eligibility for and nature of home care services for Medicaid recipients;
(xvii) a challenge to State implementation of a program which reduces Medicaid benefits to certain home-relief recipients; and (xviii) challenges to the rationality and retroactive application of State regulations recelebrating nursing home Medicaid rates.

          (2) NEW YORK CITY. In the mid-1970s, the City had large accumulated past deficits and until recently was not able to generate sufficient tax and other ongoing revenues to cover expenses in each fiscal year. However, the City has achieved balanced operating results for each of its fiscal years since 1981 as reported in accordance with the then-applicable GAAP standards. The City's ability to maintain balanced operating results in future years is subject to numerous contingencies and future developments.

          In 1975, the City became unable to market its securities and entered a period of extraordinary financial difficulties. In response to this crisis, the State created MAC to provide financing assistance to the City and also enacted the New York State Financial Emergency Act for the City of New York (the "Emergency Act") which, among other things, created the Financial Control Board (the "Control Board") to oversee the City's financial affairs and facilitate its return to the public credit markets. The State also established the Office of the State Deputy Comptroller ("OSDC") to assist the Control Board in exercising its powers and responsibilities. On June 30, 1986, the Control Board's powers of approval over the City Financial Plan were suspended pursuant to the Emergency Act. However, the Control Board, MAC and OSDC continue to exercise various monitoring functions relating to the City's financial condition. The City prepares and operates under a four-year financial plan which is submitted annually to the Control Board for review and which the City periodically updates.

          The City's independently audited operating results for each of its fiscal years from 1981 through 1995 show a General Fund surplus reported in accordance with GAAP. The City has eliminated the cumulative deficit in its net General Fund position.

          During the 1990 and 1991 fiscal years, as a result of a slowing economy, the City has experienced significant shortfalls in almost all of its major tax sources and increases in social services costs, and was required to take actions to close substantial budget gaps in order to maintain balanced budgets in accordance with the Financial Plan.

          According to a recent OSDC economic report, the City's economy was slow to recover from the recession and was expected to have experienced a weak employment situation, and moderate wage and income growth, during the 1995-96 period. Also, Financial Plan reports of OSDC, the Control Board, and the City Comptroller have variously indicated that many of the City's balanced budgets have been accomplished, in part, through the use of non-recurring resource, tax and fee increases, personnel reductions and additional State assistance; that the City has not yet brought its long-term expenditures in line with recurring revenues; that the City's proposed gap-closing programs, if implemented, would narrow future budget gaps; that these programs tend to rely heavily on actions outside the direct control of the City; and that the City is therefore likely to continue to face futures projected budget gaps requiring the City to reduce expenditures and/or increase revenues. According to the most recent staff reports of OSDC, the Control Board and the City Comptroller during the four-year period covered by the current Financial Plan, the City is relying on obtaining substantial resources from initiatives needing approval and cooperation of its municipal labor unions, Covered Organizations, and City Council, as well as the State and Federal governments, among others, and there can be no assurance that such approval can be obtained.

          The City requires certain amounts of financing for seasonal and capital spending purposes. The City issued $1.75 billion of notes for seasonal financing purposes during the 1994 fiscal year. The City's capital financing program projects long-term financing requirements of approximately $17 billion for the City's fiscal years 1995 through 1998 for the construction and rehabilitation of the City's infrastructure and other fixed assets. The major capital requirement include expenditures for the City's water supply system, and waste disposal systems, roads, bridges, mass transit, schools and housing. In addition, the City and the Municipal Water Finance Authority issued about $1.8 billion in refunding bonds in the 1994 fiscal year.

          STATE ECONOMIC TRENDS. The State historically has been one of the wealthiest states in the nation. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic position. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

          During the 1982-83 recession, overall economic activity in the State declined less than that of the nation as a whole. However, in the calendar years 1984 through 1991, the State's rate of economic expansion was somewhat slower than that of the nation. In the 1990-91 recession, the economy of the State, and that of the rest of the Northeast, was more heavily damaged than that of the nation as a whole and has been slower to recover. The total employment growth rate in the State has been below the national average since 1984. The unemployment rate in the State dipped below the national rate in the second half of 1981 and remained lower until 1991; since then, it has been higher. According to data published by the U.S. Bureau of Economic Analysis, during the past ten years, total personal income in the State rose slightly faster than the national average only from 1986 through 1988.

                                   APPENDIX F

          Set forth below, as to each share Class of each Fund, as applicable, are those shareholders of record known by the Fund to own 5% or more of a Class of shares of the Fund as of March 7, 1998.

GOVERNMENT MONEY FUND

Class B:          Robert W. Baird & Co., Omnibus Account for the
                  Exclusive Benefit of  Customers, P.O. Box 672,
                  Milwaukee, WI 53201-0672 - owned of record 55.3%;

                  First Albany Corporation, P.O. Box 22024, Albany, NY 12201-2024 - owned of record 21.4%;

                  NationsBanc Montgomery Securities, Money Market Funds Omnibus, 600 Montgomery Street, Suite 4, San Francisco, CA 94111-2702 - owned of record 5.9%; and

                  George K. Baum & Company, Attn: Ron Frazier, 120 West 12th Street, Kansas City, MO 64105-1917 - owned of record 5.2%.

MONEY FUND

Class A: NationsBanc Montgomery Securities, Money Market Funds Omnibus, 600 Montgomery Street, Suite 4, San
                  Francisco, CA 94111-2702 - owned of record  10.9%; and

                  The Dart Foundation, Attn: Richard Winter, P.O. Box 31363, Seven Mile Beach, Grand Cayman, BWI-owned of record 6.0%.

Class B:          Robert W. Baird & Co., Omnibus Account for the
                  Exclusive Benefit of  Customers, P.O. Box 672,
                  Milwaukee, WI 53201-0672 - owned of record 49.4%;

                  First Albany Corporation, P.O. Box 22024, Albany, NY 12201-2024 - owned of record 33.7%;

                  George K. Baum & Company, Attn: Ron Frazier, 120 West 12th Street, Kansas City, MO 64105-1917 - owned of record 6.1%; and

                  NationsBanc Montgomery Securities, Money Market Funds Omnibus, 600 Montgomery Street, Suite 4, San Francisco, CA 94111-2702 - owned of record 5.2%.


CALIFORNIA MUNICIPAL FUND

Class A: NationsBanc Montgomery Securities, Money Market Funds Omnibus, 600 Montgomery Street, Suite 4, San Francisco, CA 94111-2702 - owned of record 15%.

Class B: NationsBanc Montgomery Securities, Money Market Funds Omnibus, 600 Montgomery Street, Suite 4, San
                  Francisco, CA 94111-2702 - owned of record  40.9%;

                  Robert W. Baird & Co., Omnibus Account for the
                  Exclusive Benefit of  Customers, P.O. Box 672,
                  Milwaukee, WI 53201-0672 - owned of record 27.9%;  and

                  First Albany Corporation, P.O. Box 22024, Albany, NY 12201-2024 - owned of record 26.4%.


NATIONAL MUNICIPAL FUND

Class A: NationsBanc Montgomery Securities, Money Market Funds Omnibus, 600 Montgomery Street, Suite 4, San Francisco, CA 94111-2702 - owned of record 28.3%.

Class B:          Robert W. Baird & Co., Omnibus Account for the
                  Exclusive Benefit of  Customers, P.O. Box 672,
                  Milwaukee, WI 53201-0672 - owned of record 78.2%;

                  George K. Baum & Company, Attn: Ron Frazier, 120 West 12th Street, Kansas City, MO 64105-1917 - owned of record 11.9%.; and

                  First Albany Corporation, P.O. Box 22024, Albany, NY 12201-2024 - owned of record 5.9%.


NEW YORK MUNICIPAL FUND

Class B: First Albany Corporation, P.O. Box 22024, Albany, NY 12201-2024 - owned of record 85.3%;

                  Robert W. Baird & Co., Omnibus Account for the
                  Exclusive Benefit of  Customers, P.O. Box 672,
                  Milwaukee, WI 53201-0672 - owned of record 8.9%;  and

                  NationsBanc Montgomery Securities, Money Market Funds Omnibus, 600 Montgomery Street, Suite 4, San Francisco, CA 94111-2702 - owned of record 5.7%.

                    GENERAL MUNICIPAL MONEY MARKET FUND, INC.

                            PART C. OTHER INFORMATION

ITEM 24.          FINANCIAL STATEMENTS AND EXHIBITS - LIST
--------          ----------------------------------------

(a)      Financial Statements:

           Included in Part A of the Registration Statement:

                To be filed by Amendment.

           Included in Part B of the Registration Statement:

                To be filed by Amendment.


All Schedules and other financial statement information, for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission, are either omitted because they are not required under the related instructions, they are inapplicable, or the required information is presented in the financial statements or notes thereto which are included in Part B of the Registration Statement.


(b)           Exhibits:

(1)(a) Registrant's Articles of Incorporation are incorporated by reference to Exhibit (1)(a) of Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A, filed on March 29, 1995.

(1)(b) Registrant's Articles of Amendment are incorporated by reference to Exhibit (1)(b) of Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A, filed on March 29, 1995.

(1)(c)        Articles Supplementary are incorporated by reference to Exhibit
              (1)(c) of Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A, filed on March 29, 1995.

(2) Registrant's By-Laws, as amended, are incorporated by reference to Exhibit (2) of Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A, filed on March 29, 1996.

(5) Management Agreement is incorporated by reference to Exhibit (5) of Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A, filed on March 29, 1995.

(6)(a)        Distribution Agreement is incorporated by reference to Exhibit
              (6)(a) of Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A, filed on March 29, 1995.

(6)(b) Forms of Service Agreement are incorporated by reference to Exhibit (6)(b) of Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A, filed on March 29, 1995.

(8)(a) Amended and Restated Custody Agreement is incorporated by reference to Exhibit (8)(a) of Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A, filed on March 29, 1995.

(9)(a) Shareholder Services Plan (Class A) is incorporated by reference to Exhibit (9)(a) of Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A, filed on January 30, 1995.

(9)(b) Shareholder Services Plan (Class B) is incorporated by reference to Exhibit (9)(b) of Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A, filed on January 30, 1995.

(10) Opinion and Consent of Registrant's Counsel is incorporated by reference to Exhibit (10) of Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A, filed on March 29, 1995.

(11)          Consent of Independent Auditors.*

(15)(b) Distribution Plan (Class B) is incorporated by reference to Exhibit (15) of Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A, filed on January 30, 1995.

(16) Schedules of Computation of Performance Data are incorporated by reference to Exhibit (16) of Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A, filed on January 30, 1995.

(17)          Financial Data Schedule is incorporated by reference to Exhibit
              (17) of Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A, filed March 27, 1998.

(18) Rule 18f-3 Plan is incorporated by reference to Post-Effective Amendment No. 22 to the Registration Statement on Form N-1A, filed on January 26, 1996.

-----------------------------
* To be filed by Amendment.

         OTHER EXHIBITS

                (a) Powers of Attorney of the Officers and Directors are incorporated by reference to Other Exhibits (a) of Post-Effective Amendment No. 25 to the Registration Statement on Form N-1A, filed on March 27, 1997.

                (b) Certificate of Secretary is incorporated by reference to Other Exhibits (b) of Post-Effective Amendment No. 25 to the Registration Statement on Form N-1A, filed on March 27, 1997.

ITEM 25. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

         Not applicable.

ITEM 26. NUMBER OF HOLDERS OF SECURITIES

             (1)                                         (2)
                                                  Number of Record Holders,
           Title of Class                              as of March 7, 1998
           --------------                              -------------------

             Common Stock
            (Par value $.01)
                 Class A
                 Class B

ITEM 27. INDEMNIFICATION

     Reference is made to Article SEVENTH of the Registrant's Articles of Incorporation which is incorporated by reference to Exhibit (1)(a) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A, filed March 29, 1995 and to Section 2-418 of the Maryland General Corporation Law. The application of these provisions is limited by Article VIII of the Registrant's By-Laws, as amended, incorporated by reference to Exhibit (2) of Post-Effective Amendment No. 23 on Form N-1A, filed on March 29, 1996 and by the following undertaking set forth in the rules promulgated by the Securities and Exchange Commission:

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

                  Reference also is made to the Distribution Agreement which is incorporated by reference to Exhibit (6)(a) of Post-Effective Amendment No. 20 to the Registration Statement filed on Form N-1A, filed on March 29, 1995.

ITEM 28.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

    The Dreyfus Corporation ("Dreyfus") and its subsidiary companies comprise a financial service organization whose business consists primarily of providing investment management services as the investment adviser and manager for sponsored investment companies registered under the Investment Company Act of 1940 and as an investment adviser to institutional and individual accounts. Dreyfus also serves as subinvestment adviser to and/or administrator of other investment companies. Dreyfus Service Corporation, a wholly-owned subsidiary of Dreyfus, serves primarily as a registered broker-dealer of shares of investment companies sponsored by Dreyfus and of other investment companies for which Dreyfus acts as investment adviser, sub-investment adviser or administrator. Dreyfus Management, Inc., another wholly-owned subsidiary, provides investment management services to various pension plans, institutions and individuals.

OFFICERS AND DIRECTORS OF DREYFUS

NAME AND POSITION WITH DREYFUS                    OTHER BUSINESSES

MANDELL L. BERMAN                        Real estate consultant and
Director                                 private investor
                                           29100 Northwestern Highway
                                           Suite 370, Southfield,
                                           Michigan 48034;
                                         Past Chairman of the Board of
                                         Trustees of Skillman
                                         Foundation;
                                         Member of the Board of
                                         Vintners International

BURTON C. BORGELT                        Chairman Emeritus of the Board and
Director                                 Past Chairman, Chief Executive
                                         Officer and Director:
                                            Dentsply International, Inc.
                                            570 West College Avenue
                                            York, Pennsylvania 17405;
                                         Director:
                                            DeVlieg-Bullard, Inc.
                                            1 Gorham Island
                                            Westport, Connecticut 06880
                                            Mellon Bank Corporation***;
                                            Mellon Bank, N.A.***;

FRANK V. CAHOUET                         Chairman of the Board, President and
Director                                 Chief Executive Officer:
                                           Mellon Bank Corporation***;
                                           Mellon Bank, N.A.***;
                                         Director:
                                           Avery Dennison Corporation
                                           150 North Orange Grove Boulevard
                                           Pasadena, California 91103;
                                           Saint-Gobain Corporation
                                           750 East Swedesford Road
                                           Valley Forge, Pennsylvania 19482;
                                           Teledyne, Inc.
                                           1901 Avenue of the Stars
                                           Los Angeles, California 90067

W. KEITH SMITH                           Chairman and Chief Executive
Chairman of the Board                    Officer:
                                           The Boston Company****;
                                         Vice Chairman of the Board:
                                           Mellon Bank Corporation***;
                                           Mellon Bank, N.A.***;
                                         Director:
                                           Dentsply International, Inc.
                                           570 West College Avenue
                                           York, Pennsylvania 17405

CHRISTOPHER M. CONDRON                   Vice Chairman
President, Chief Executive                 Mellon Bank Corporation***;
Officer, Chief, Operating Officer          The Boston Company****;
 and a Director                          Deputy Director:
                                           Mellon Trust***;
                                         Chief Executive Officer:
                                           The Boston Company Asset
                                           Management, Inc.****;
                                         President:
                                           Boston Safe Deposit and Trust
                                           Company****

STEPHEN E. CANTER                        Director:
Vice Chairman, Chief Investment            The Dreyfus Trust Company++;
Officer and                              Former Chairman and Chief Executive
a Director                               Officer:
                                            Kleinwort Benson Investment
                                            Management
                                            Americas Inc.*

LAWRENCE S. KASH                         Chairman, President and Chief
Vice Chairman - Distribution and         Executive Officer:
a Director                                 The Boston Company Advisors, Inc.
                                           53 State Street
                                           Exchange Place
                                           Boston, Massachusetts 02109;
                                         Executive Vice President and
                                         Director:
                                           Dreyfus Service Organization,
                                           Inc.**;
                                         Director:
                                           Dreyfus America Fund+++;
                                           The Dreyfus Consumer Credit
                                           Corporation*;
                                           The Dreyfus Trust Company++;
                                           Dreyfus Service Corporation*;
                                           World Balanced Fund++++;
                                         President:
                                           The Boston Company****;
                                           Laurel Capital Advisors***;
                                           Boston Group Holdings, Inc.;
                                         Executive Vice President:
                                           Mellon Bank, N.A.***;
                                           Boston Safe Deposit and Trust
                                           Company****

WILLIAM T. SANDALLS, JR.                 Director:
Senior Vice President and Chief            Dreyfus Partnership Management,
                                           Inc.*;
Financial Officer                          Seven Six Seven Agency, Inc.*;
                                         President and Director:
                                           Lion Management, Inc.*;
                                           Executive Vice President and
                                         Director:
                                           Dreyfus Service Organization,
                                           Inc.*;
                                         Vice President, Chief Financial
                                         Officer and Director:
                                           Dreyfus Acquisition Corporation*;
                                           Dreyfus American Fund+++;
                                           World Balanced Fund++++;
                                         Vice President and Director:
                                           The Dreyfus Consumer Credit
                                           Corporation*;
                                           The Truepenny Corporation*;
                                         Treasurer, Financial Officer and
                                         Director:
                                           The Dreyfus Trust Company++;
                                         Treasurer and Director:
                                           Dreyfus Management, Inc.*;
                                           Dreyfus Personal Management, Inc.*;
                                           Dreyfus Service Corporation*;
                                           Major Trading Corporation*;
                                         Formerly, President and Director:
                                           Sandalls & Co., Inc.

MARK N. JACOBS                           Vice President, Secretary and
                                         Director:
Vice President,                            Lion Management, Inc.*;
General Counsel                          Secretary:
and Secretary                              The Dreyfus Consumer Credit
                                           Corporation*;
                                           Dreyfus Management, Inc.*;
                                         Assistant Secretary:
                                           Dreyfus Service Organization, Inc.**;
                                           Major Trading Corporation*;
                                           The Truepenny Corporation*

PATRICE M. KOZLOWSKI                     None
Vice President-
Corporate Communications

MARY BETH LEIBIG                         None
Vice President-
Human Resources

JEFFREY N. NACHMAN                       President and Director:
Vice President-Mutual Fund                 Dreyfus Transfer, Inc.
Account                                    One American Express Plaza
                                           Providence, Rhode Island  02903

ANDREW S. WASSER                         Vice President:
Vice President-Information                 Mellon Bank Corporation***
Services


------------------------

* The address of the business so indicated is 200 Park Avenue, New York, New York 10166.
**       The address of the business so indicated is 131 Second
         Street, Lewes, Delaware 19958.
***      The address of the business so indicated is One Mellon Bank
          Center, Pittsburgh, Pennsylvania 15258.
****     The address of the business so indicated is One Boston
         Place, Boston, Massachusetts 02108.
+ The address of the business so indicated is Atrium Building, 80 Route 4 East, Paramus, New Jersey 07652.
++ The address of the business so indicated is 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144.
 +++     The address of the business so indicated is 69, Route 'd'
         Esch, L-1470, Luxembourg.
++++     The address of the business so indicated is 69, Route 'd'
         Esch, L-1470, Luxembourg.

ITEM 29.  PRINCIPAL UNDERWRITERS

               (a) Other investment companies for which Registrant's principal underwriter (exclusive distributor) acts as principal underwriter or exclusive distributor:

                    1.   Comstock Partners Funds, Inc.
                    2.   Dreyfus A Bonds Plus, Inc.
                    3.   Dreyfus Appreciation Fund, Inc.
                    4.   Dreyfus Asset Allocation Fund, Inc.
                    5.   Dreyfus Balanced Fund, Inc.
                    6.   Dreyfus BASIC GNMA Fund
                    7.   Dreyfus BASIC Money Market Fund, Inc.
                    8.   Dreyfus BASIC Municipal Fund, Inc.
                    9.   Dreyfus BASIC U.S. Government Money Market Fund
                    10.  Dreyfus California Intermediate Municipal Bond Fund
                    11.  Dreyfus California Tax Exempt Bond Fund, Inc.
                    12.  Dreyfus California Tax Exempt Money Market Fund
                    13.  Dreyfus Cash Management
                    14.  Dreyfus Cash Management Plus, Inc.
                    15.  Dreyfus Connecticut Intermediate Municipal Bond Fund
                    16.  Dreyfus Connecticut Municipal Money Market Fund, Inc.
                    17.  Dreyfus Florida Intermediate Municipal Bond Fund
                    18.  Dreyfus Florida Municipal Money Market Fund
                    19.  The Dreyfus Fund Incorporated
                    20.  Dreyfus Global Bond Fund, Inc.
                    21.  Dreyfus Global Growth Fund
                    22.  Dreyfus GNMA Fund, Inc.
                    23.  Dreyfus Government Cash Management
                    24.  Dreyfus Growth and Income Fund, Inc.
                    25.  Dreyfus Growth and Value Funds, Inc.
                    26.  Dreyfus Growth Opportunity Fund, Inc.
                    27.  Dreyfus Income Funds
                    28.  Dreyfus Institutional Money Market Fund
                    29.  Dreyfus Institutional Short Term Treasury Fund
                    30.  Dreyfus Insured Municipal Bond Fund, Inc.
                    31.  Dreyfus Intermediate Municipal Bond Fund, Inc.
                    32.  Dreyfus International Funds, Inc.
                    33.  Dreyfus Investment Grade Bond Funds, Inc.
                    34.  The Dreyfus/Laurel Funds, Inc.
                    35.  The Dreyfus/Laurel Funds Trust
                    36.  The Dreyfus/Laurel Tax-Free Municipal Funds
                    37.  Dreyfus Lifetime Portfolios, Inc.
                    38.  Dreyfus Liquid Assets, Inc.
                    39.  Dreyfus Massachusetts Intermediate Municipal Bond Fund
                    40.  Dreyfus Massachusetts Municipal Money Market Fund
                    41.  Dreyfus Massachusetts Tax Exempt Bond Fund
                    42.  Dreyfus MidCap Index Fund
                    43.  Dreyfus Money Market Instruments, Inc.
                    44.  Dreyfus Municipal Bond Fund, Inc.
                    45.  Dreyfus Municipal Cash Management Plus
                    46.  Dreyfus Municipal Money Market Fund, Inc.
                    47.  Dreyfus New Jersey Intermediate Municipal Bond Fund
                    48.  Dreyfus New Jersey Municipal Bond Fund, Inc.
                    49.  Dreyfus New Jersey Municipal Money Market Fund, Inc.
                    50.  Dreyfus New Leaders Fund, Inc.
                    51.  Dreyfus New York Insured Tax Exempt Bond Fund
                    52.  Dreyfus New York Municipal Cash Management
                    53.  Dreyfus New York Tax Exempt Bond Fund, Inc.
                    54.  Dreyfus New York Tax Exempt Intermediate Bond Fund
                    55.  Dreyfus New York Tax Exempt Money Market Fund
                    56.  Dreyfus 100% U.S. Treasury Intermediate Term Fund
                    57.  Dreyfus 100% U.S. Treasury Long Term Fund
                    58.  Dreyfus 100% U.S. Treasury Money Market Fund
                    59.  Dreyfus 100% U.S. Treasury Short Term Fund
                    60.  Dreyfus Pennsylvania Intermediate Municipal Bond Fund
                    61.  Dreyfus Pennsylvania Municipal Money Market Fund
                    62.  Dreyfus S&P 500 Index Fund
                    63.  Dreyfus Short-Intermediate Government Fund
                    64.  Dreyfus Short-Intermediate Municipal Bond Fund
                    65.  The Dreyfus Socially Responsible Growth Fund, Inc.
                    66.  Dreyfus Stock Index Fund
                    67.  Dreyfus Tax Exempt Cash Management
                    68.  The Dreyfus Third Century Fund, Inc.
                    69.  Dreyfus Treasury Cash Management
                    70.  Dreyfus Treasury Prime Cash Management
                    71.  Dreyfus Variable Investment Fund
                    72.  Dreyfus Worldwide Dollar Money Market Fund, Inc.
                    73.  General California Municipal Bond Fund, Inc.
                    74.  General California Municipal Money Market Fund
                    75.  General Government Securities Money Market Fund, Inc.
                    76.  General Money Market Fund, Inc.
                    77.  General Municipal Bond Fund, Inc.
                    78.  General Municipal Money Market Fund, Inc.
                    79.  General New York Municipal Bond Fund, Inc.
                    80.  General New York Municipal Money Market Fund
                    81.  Dreyfus Premier California Municipal Bond Fund
                    82.  Dreyfus Premier Equity Funds, Inc.
                    83.  Dreyfus Premier Global Investing, Inc.
                    84.  Dreyfus Premier GNMA Fund
                    85.  Dreyfus Premier Worldwide Growth Fund, Inc.
                    86.  Dreyfus Premier Insured Municipal Bond Fund
                    87.  Dreyfus Premier Municipal Bond Fund
                    88.  Dreyfus Premier New York Municipal Bond Fund
                    89.  Dreyfus Premier State Municipal Bond Fund
                    90.  Dreyfus Premier Value Fund

 (b)

                          Positions and offices               Positions and
Name and principal        with Premier Mutual                 offices with
business address          Fund Services, Inc.                 Registrant
------------------        ---------------------               --------------

Marie E. Connolly+       Director, President, Chief           President and
                         Executive Officer and                Treasurer
                         Compliance Officer

Joseph F. Tower, III+    Senior Vice President,               Vice President
                         Treasurer and Chief                  and Assistant
                         Financial Officer                    Treasurer

Richard W. Ingram        Senior Vice President                Vice President
                                                              and Assistant
                                                              Treasurer

Michael S. Petrucelli    Senior Vice President                Vice President
                                                              and Assistant
                                                              Treasurer

Roy M. Moura +           First Vice President                 None

Dale F. Lampe+           Vice President                       None

Mary A. Nelson+          Vice President                       Vice President
                                                              and Assistant
                                                              Treasurer


Paul Prescott+           Vice President                       None

Doulgas C. Conroy        Assistant Vice President             Vice President
                                                              and Assistant
                                                              Secretary

Jean M. O'Leary+         Assistant Secretary and              None
                         Assistant Clerk

John W. Gomez+           Director                             None

William J. Nutt+         Director                             None


---------------------------------

+        Principal business address is 60 State Street, Boston,
         Massachusetts 02109.

 ITEM 30.   LOCATION OF ACCOUNTS AND RECORDS

            1. First Data Investor Services Group, Inc., a subsidiary of First Data Corporation
                P.O. Box 9671
                Providence, Rhode Island 02940-9671

            2.  The Bank of New York
                90 Washington Street
                New York, New York 10286

            3.  Dreyfus Transfer Inc.
                P.O. Box 9671
                Providence, Rhode Island 02903-9671

            4.  The Dreyfus Corporation
                200 Park Avenue
                New York, New York 10166

ITEM 31.    MANAGEMENT SERVICES

            Not Applicable

ITEM 32.    UNDERTAKINGS

            Registrant hereby undertakes

            (1) to file a post-effective amendment, using financial statements which need not be certified, within four to six months from the effective date of Registrant's 1933 Act Registration Statement with respect to Registrant's Minnesota Municipal Money Market Fund.

            (2) to call a meeting of shareholders for the purpose of voting upon the question of removal of a Board member or Board members when requested in writing to do so by the holders of at least 10% of the Registrant's outstanding shares and in connection with such meeting to comply with the provisions of
                  Section 16(c) of the Investment Company Act of 1940 relating to shareholder communications.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 27th day of March, 1998.

                                GENERAL MUNICIPAL MONEY MARKET FUND, INC.

                                By:/s/ MARIE E. CONNOLLY
                                  -----------------------------
                                   Marie E. Connolly, President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/S/MARIE E. CONNOLLY                President and              March 27, 1998
---------------------               Treasurer (Principal
Marie E. Connolly                   Executive Officer)

/S/ JOSEPH F. TOWER, III*           Assistant Treasurer        March 27, 1998
-----------------------             (Principal Financial
Joseph F. Tower                     and Accounting Officer)


/S/ JOSEPH S. DIMARTINO*            Chairman of the Board      March 27, 1998
------------------------
Joseph S. DiMartino

/S/ CLIFFORD L. ALEXANDER, JR.*     Board Member               March 27, 1998
--------------------
Clifford L. Alexander, Jr.

/S/ PEGGY C. DAVIS*                 Board Member               March 27, 1998
---------------------
Peggy C. Davis

/S/ ERNEST KAFKA*                   Board Member               March 27, 1998
---------------------
Ernest Kafka

/S/ SAUL B. KLAMAN*                 Board Member               March 27, 1998
---------------------
Saul B. Klaman

/S/ NATHAN LEVENTHAL*               Board Member               March 27, 1998
---------------------
Nathan Leventhal


*By: /S/ MARIE E. CONNOLLY
------------------------------------
 Marie E. Connolly, Attorney-in-fact